Form 10-K, Exhibit 13
period 1996-12-30
HAVEN BANCORP INC
filed 1997-03-28
CIK 900741

                     EXHIBIT 13.0


                  Annual Report 1996

This report contains statements that are forward-looking in nature within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, those related to overall business conditions, particularly in the markets in which Haven operates, fiscal and monetary policy, competitive products and pricing, credit risk management and changes in regulations affecting financial institutions and other risks and uncertainties discussed from time to time in the Company's SEC filings.

Table of Contents
President's Letter                                 1
Financial Highlights                               4
A Year of Achievement                              5
Selected Financial and Other Data                 12
Management's Discussion and Analysis              14
Consolidated Financial Statements                 27
Notes to Consolidated Financial Statements        31
Independent Auditors' Report                      54
Directors and Officers/Directory                  55
Stockholder Information                           56

Dear Fellow Stockholders,

This past year will undoubtedly prove to be one of the most pivotal in Haven Bancorp's recent history. In addition to building upon our considerable earnings momentum, we embarked on a path we believe will produce tremendous rewards for our shareholders and customers alike.

We typically like to take this opportunity to look back to see how successful we have been in accomplishing our goals for the year. We have more than once described 1995 as a "turning point" and "the first of many more years of improving, positive results" for Haven. Also, we have referred to 1996 as a year in which we expected to carry on many of the initiatives we set in place, such as reinvigorating our mortgage loan origination efforts, developing innovative new products and services for our expanding customer base and the start of our supermarket banking strategy. In addition, we noted Haven's improvement in return on average equity to 9.3% for 1995 and stated our interim target return for 1996 to be 12%.

Haven Bancorp earned a record $9.4 million in 1996, which included a one-time assessment charge of $6.8 million to recapitalize the Savings Association Insurance Fund (SAIF). Excluding the SAIF assessment charge, our earnings would have been $13.5 million, or a return on average equity of 14.0%. Mortgage loans originated and purchased during 1996 were more than two and a half times greater than the comparable volume for 1995 and first mortgages experienced a year to year increase of 53%. We unveiled many new, successful retail products. However, the most significant event in 1996 was the agreement we reached with Pathmark Supermarkets, Inc. whereby Columbia Federal Savings Bank will open a minimum of 44 in-store bank branches throughout the five boroughs of New York City, Long Island, Westchester and Rockland counties. These are in addition to the two branches we currently have open in Edwards Super Food Stores and another in a ShopRite Supermarket, Inc. The results we have thus far experienced at our first five supermarket branches give us much reason to be optimistic about this enormously important venture. We determined that this project, based on low entry costs, the magnitude of expected returns and the franchise value it will ultimately produce, was the clearest course for Haven Bancorp to enhance shareholder value. We expect this value enhancement to continue for many years to come.

We believe that Supermarket Banking or, as we call it, "Banking A La Cart," positions us on the cutting edge of what is certain to be one of the most significant developments in the distribution of banking services in the 1990s. Within 18 months, Columbia expects to have more supermarket branches in the New York area than any other banking institution. We believe we will rank among the top-ten supermarket banks in the country.

Supermarket branching is a cost-effective way to extend our franchise and put our sales force in touch with more prospective customers than possible through conventional bank branches while offering the public convenient one-stop shopping. The cost of opening a supermarket branch is approximately one-fifth the cost of a traditional branch, and in the typical store we are clearly visible to some 20,000 prospects each week. At our first five supermarket branches, we have opened thousands of new accounts with balances that exceeded our original forecasts. This strategy not only lengthens our reach into new areas such as Westchester and Rockland counties, it demonstrates Columbia's commitment to providing full-service banking seven days a week with extended customer-friendly hours. Each branch will offer all of our products and services including checking and savings accounts, certificates of deposit, home mortgages and home equity loans, discount brokerage services, mutual funds, annuities and life insurance.

The outstanding growth in mortgages originated and purchased over the past eighteen months has resulted in an important shift in the composition of Haven's balance sheet. For the first time in three years, total loans exceeded investment securities. Since loans typically provide a higher yield than investment securities, such a shift in the mix can have a very positive effect on gross yields and ultimate profitability, which, in fact, occurred in 1996. As our growth in loan originations continues, this positive trend and the resultant effect on asset yields will similarly follow.

It is important to note that we have undertaken this expansion in mortgage originations while concurrently maintaining a strict vigil on our credit standards and asset quality. Haven's overall asset quality has improved, to the point where our year-end ratio of non-performing assets to total assets, at 0.94%, was one-third below the average of all publicly traded thrifts operating in New York State. Although the challenging credit circumstances we faced during the first half of this decade are clearly behind us, the lessons we learned are deeply ingrained on our lending philosophy and strategies.

In 1996, Columbia celebrated substantial successes in a variety of retail and commercial services areas. New customers came to Columbia Federal Savings Bank branches in record numbers to take advantage of our most popular product, Positively Free Checking. The wide acceptance of this account demonstrates the customer-friendly and cost-efficient product positioning we targeted. The account eliminates monthly charges and has served as a powerful magnet for us in attracting new accounts. A specially designed direct marketing program has attracted thousands of new depositors.

For our retail customers, 1996 was a year of new services and greater convenience. For instance, with our WealthBuilder Savings account, Columbia customers can make regular monthly deposits and earn a guaranteed annual yield of 6%. Our SmartMoney T-Bill CD Plus earns a monthly variable rate that's always 50 basis points, or 0.5%, above the 90-day T-Bill rate.

Our Cash-It Club, which offers check cashing and other convenient services to non-depositors, was introduced at two branches in 1996, with 10 more branches slated to offer the service in the next 12 months. It not only represents a source of income for the bank, it serves as a perfect introduction to the bank's products and services for an entirely new market of potential depositors.

EasyTouch Telephone Banking added significant volume as well in 1996, bringing our array of products and services to thousands every day from the convenience of a nearby telephone. We plan to unveil a sophisticated Home Banking system this spring which will revolutionize access to our products and services. Home Banking will enable customers to log on to Columbia via their personal computer and open accounts, check balances, make transfers, and perform a host of other transactions.

The Internet also came alive for Columbia in 1996, and we made an impressive showing with a highly informative, extremely user-friendly Web site. Present and prospective customers who log on to our Internet site (http://www.cfsb.com) receive a warm welcome on our Home Page, followed by a logical series of Web pages packed with information on Columbia's products and services. Customers can open an account, check on current rates, and even calculate how much they'll need for a mortgage. Our Internet site has proven extremely successful, with an average of 5,500 "hits" -or visits- each week from interested consumers.

We pride ourselves on creating products that anticipate as well as respond to the financial needs of our customers. We devote considerable effort to maintaining close contact with our market. Through our subsidiary, Columbia Investment Services, Inc., many current and new customers have begun to explore investment services with us, and a large number have signed on for products ranging from stocks, bonds and annuities to mutual funds and life insurance. The bulk of Columbia's investment sales last year were in fixed and variable annuities. We broke the $60 million mark in investment sales for 1996, compared with investments sales of $54 million in 1995. Relative to asset size, Columbia Investment Services, Inc. ranks within the top 1% in gross sales and profits among the country's 416 largest commercial banks and thrift institutions.

In February, 1997, Haven Capital Trust I issued $25 million of 10.46% capital securities and invested the proceeds in Junior Subordinated Debentures of Haven. Haven intends to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, which may include capital contributions to Columbia, the financing of future acquisitions and the funding of repurchases of the Company's common stock.

On a more personal level, we note the passing of our Director, Robert J. Webster, who died in September, 1996 following distinguished and valuable service to the Board for 28 years. In addition, William J. Claffey retired from the Board in January, 1997 after 26 years of service and Robert M. Cashill resigned from the Board in February 1997. These three gentlemen each made significant contributions in guiding Haven to the success we currently enjoy.

We welcome William J. Jennings II and Michael J. Levine to our Board of Directors. Mr. Jennings is Managing Director and Chief of Staff to the Chairman of Salomon Brothers Inc., investment bankers. Mr. Levine is President of Norse Realty Group & Affiliates, real estate developers, and a partner of Levine & Schmutter, Certified Public Accountants. They bring a wealth of experience and expertise that will add to the existing Board commitment to enhance shareholder value. We are also pleased to announce the appointment of Msgr. Thomas J. Hartman, Director of Radio and Television for the Diocese of Rockville Centre, to the Board to fill the vacancy created by Mr. Cashill's departure.

As I indicated earlier, this was a year of considerable accomplishment. It was also a unique beginning of what we believe will be a major defining point in our Company's future. The development of supermarket branching is an enormous challenge for Haven Bancorp. It is a challenge we relish and one that our employees are singularly prepared to meet with the enthusiasm, talent and skills they bring to bear. We would not have enjoyed our significant success nor be poised for such an attractive future without the support of our loyal customers, stockholders and dedicated staff to whom I extend my most sincere thanks.

Sincerely,


Philip S. Messina
President & Chief Executive Officer
March 3, 1997

                       FINANCIAL HIGHLIGHTS

(In thousands of dollars, except per share data)

                                                    1996      1995
At Year End                                       --------- ---------
  Total Assets                                   $1,583,545  1,472,816
  Loans, Net                                        836,882    560,385
  Securities Available for Sale                     370,105    503,058
  Debt Securities Held to Maturity                   97,307    127,796
  Mortgage-Backed Securities Held to Maturity       197,940    190,714
  Real Estate Owned, Net                              1,038      2,033
  Deposits                                        1,137,788  1,083,446
  Borrowed Funds                                    326,433    270,583
  Stockholders' Equity                               99,384     98,519
  Non-Performing Assets                              14,931     18,910


                                             1996     1995     1994
For the Year                                ------   ------   ------
  Net Interest Income                      $47,885   41,319   41,202
  Provision for Loan Losses                  3,125    2,775   13,400
  Non-Interest Income                        9,554    9,022    6,529
  Real Estate Operations, Net                  277    1,405   12,253
  SAIF Recapitalization Charge               6,800     -        -
  Other Non-Interest Expense                31,378   30,387   28,888
  Income Tax Expense (Benefit)               6,434    7,230   (2,475)
  Net Income (Loss)                          9,425(1) 8,544   (4,335)
  Net Income (Loss) per common share:
          Primary                             2.12(1)  1.89    (0.94)
          Fully Diluted                       2.11(1)  1.87    (0.94)

Performance Ratios
  Return on Average Assets                    0.62%    0.63%   (0.35)%
  Return on Average Assets excluding
    SAIF assessment charge                    0.89     0.63    (0.35)
  Return on Average Equity                    9.83     9.27    (4.90)
  Return on Average Equity excluding
    SAIF assessment charge                   14.04     9.27    (4.90)
  Net Interest Margin                         3.29     3.17     3.48
  Non-Performing Assets to Total Assets       0.94     1.28     2.85
  Allowance for Loan Losses to Non-
    Performing Loans                         77.05    50.80    38.33

(1) Net income excluding the SAIF assessment charge would have been $13.5 million, or $3.03 per share ($3.01 per share, fully diluted).

Haven Bancorp, Inc. is the holding company for Columbia Federal Savings Bank which converted from a federally chartered mutual to a federally chartered stock savings bank on September 23, 1993. Columbia Federal is a wholly-owned subsidiary of the holding company whose principal business is the operation of the Bank. The Bank, which was organized in 1889, is a community oriented institution offering deposit products, residential and commercial real estate loans and a full range of financial services including discount brokerage, mutual funds, annuities and insurance. Headquartered in Woodhaven, New York, the Bank serves its customers through nine full-service banking and five supermarket banking facilities located in the New York City Boroughs of Queens and Brooklyn and in Nassau and Suffolk Counties, New York. The Bank's deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

A Year of Achievement

The future of banking has arrived, and it's revolutionizing the way financial products and services are reaching consumers. Columbia Federal Savings Bank's Supermarket Banking program will give us a presence throughout the New York region - in the form of "Banking A La Cart."

Columbia has a reputation for outstanding customer service based on our in-depth knowledge of our customers and a long history of anticipating and responding to their needs with market specific products and services. In 1996 we continued to demonstrate this unique understanding of our constituency in a bold fashion by embarking on a plan of strategic growth that promises to broaden our customer base and improve profit-ability. Supermarket Banking is at the nucleus of our commitment to expansion.

Those unaccustomed to Banking A La Cart may be surprised to discover a full-service in-store branch right inside their local supermarket. Every one of these locations reveals our dedication to meeting our customers' demands for convenient and attractive products and services, every day of the week.

Our Banking A La Cart branches are a natural outgrowth of our traditional branch structure. In the supermarket environment, customers are offered an array of checking and savings accounts, loan products and mortgages found at every Columbia branch office. Offerings include financial products and services, investments, as well as life insurance. Although the typical supermarket branch measures approximately 500 square feet, the space is optimized to allow sales associates to interact with customers in a comfortable setting.

Supermarket Banking affords Columbia the opportunity to tap a vast and varied demographic mix and to offer banking services in a safe, convenient environment. In order to maximize the benefits of operating an in-store branch, Columbia sales associates open accounts and establish relationships by greeting prospective customers in the aisles and explaining the Bank's offerings in a simple, friendly manner. As a result, the account process is facilitated and customers are easily introduced to an assortment of financial services.

Columbia's premier account! Positively Free Checking! represents a strong anchor in attracting customers and in creating cross-selling opportunities. With no minimum balance requirements, no monthly fees and no per-check charges, Positively Free Checking has served as a powerful magnet for new depositors, and for new accounts from current customers. No other bank in Columbia's marketing area offers such an attractive checking program. Therefore, depositors who have been locked out of the opportunity to open a checking account because of the high account charges and strict balance requirements imposed by other institutions are heartened to learn that Columbia offers an affordable checking plan. Columbia continues to appeal to a broad constituency by offering alternatives to Positively Free Checking in the form of a variety of interest-earning checking accounts.

Full service for Columbia means catering to the needs of the community with products and services that make a difference in people's lives. We've responded to the needs of our marketplace again in 1996 by making the banking and borrowing process easier and more convenient in numerous ways. This is evident in our innovative, user-friendly Web site and our Telephone Banking program. In 1997 our PC Banking program will let customers bank conveniently from their home or office computer.

Notwithstanding an increasingly competitive marketplace in 1996, Columbia Federal Savings Bank doubled its commercial and multi-family real estate loan production as compared to 1995.

Our disciplined credit and underwriting standards were applied to larger average loans. Flexible loan structure coupled with longer terms and more frequent repricings have resulted in significant efficiencies. Columbia's timely and understanding response to borrower needs have been responsible for developing and maintaining strong customer relationships.

The growth of residential lending, which experienced enormous success in 1996, will be enhanced by in-store banking. Mortgage customers outside our current market area will soon be able to establish a full-service banking relationship at future in-store locations.

The sales associates at each Supermarket Banking location are well trained in and prepared to advise customers of the wide variety of residential lending products offered by the Bank. One example is the Bi-Weekly Mortgage option. This allows mortgage holders to make payments on a biweekly basis, rather than on a traditional monthly schedule resulting in savings of thousands of dollars in interest costs over the life of their loan.

The Bank continues to target home equity credit opportunities. With a variety of home equity loans and a home equity line of credit, Columbia serves homeowners from across the region who may be looking for financing for any purpose, from home improvements or a new car, to education, a wedding, or even a vacation.

Customers looking for Savings Accounts continue to look to Columbia, which provides savings packages tailored to virtually every need. To complement the Banking A La Cart program and as an incentive for our Supermarket Banking customers, Columbia created the exclusive SmartShopper's Savings Account. Depositors with a Positively Free Checking account earn a higher rate when they open the innovative Smartshopper's Savings Account. Columbia's Management Savings Account, a multi-tiered savings plan linked to account balances, once again satisfies the requirements of a varied customer base by allowing customers to save at their own pace.

Again responding to the needs of the marketplace, Columbia offers a range of Certificates of Deposit, as well as the popular SmartMoney T-Bill CD Plus. This represents another example of a product innovation by offering a rate that adjusts every month to one-half of one percentage point over the prevailing 90-day T-Bill rate.

Columbia's supermarket sales associates are trained and licensed to offer annuity and life insurance products provided through Columbia Investment Services, Inc. (CIS), as well as mutual funds and discount stock and bond brokerage services offered through CIS's relationship with BHC Securities, Inc. Customers interested in life insurance are put in touch with a qualified CIS life insurance specialist. Beginning in 1997, CIS will be dealing directly with a select group of insurance companies that offer virtually every type of policy.

Columbia has responded to its customer base by expanding the Good-Friends, GreatTimes Club. This group grows more popular every year, and 1996 was no exception. What began as a simple gathering of people from all segments of the community who get together to take in local events and visit regional sites, has expanded enormously. Today this popular travel club attracts hundreds of community residents to a variety of destinations and functions. Its horizons are broadening each year: Trips are slated for Hawaii, Alaska and the Caribbean Islands.

Columbia's Cash-It Club appeals to those who, although not Columbia depositors, want the convenience of quick and easy check cashing and bill paying. It represents a viable entree into the accounts and services offered by Columbia. The Club made its debut in supermarket branches in 1996 and will be introduced to 10 Banking A La Cart locations in the near future.

As Columbia opens more in-store banking branches in New York City, Long Island, Westchester and Rockland, more shoppers are destined to discover the full complement of financial products and services, all delivered in a convenient, shopper-friendly manner from true banking professionals.

              SELECTED CONSOLIDATED FINANCIAL DATA

                                                                  December 31,
(In thousands)                                    1996      1995      1994      1993      1992
                                                 ------    ------    ------    ------    ------
Total assets                                  $1,583,545 1,472,816 1,268,774 1,229,140 1,168,120
Loans, net                                       836,882   560,385   512,035   659,808   624,090
Securities available for sale                    370,105   503,058    48,189    38,190    94,205
Debt securities held to maturity                  97,307   127,796   130,706    19,208    11,275
Mortgage-backed securities held to maturity      197,940   190,714   495,111   412,677   266,579
Real estate owned, net                             1,038     2,033     7,844    17,887    22,473
Deposits                                       1,137,788 1,083,446 1,013,162   986,760   963,718
FHLB advances                                    178,450   134,175    86,000    55,800      -
Other borrowed funds                             147,983   136,408    39,081    80,216   139,777
Stockholders' equity                              99,384    98,519    86,235    95,810   55,358


           SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                     At or For the Years Ended December 31,
(In thousands of dollars,                         1996      1995      1994      1993      1992
 except per share data)                          ------    ------    ------    ------    ------
Performance Ratios:
Return on average assets                           0.62%     0.63     (0.35)    (0.06)     0.25
Return on average assets excluding SAIF
  assessment charge (1)                            0.89      0.63     (0.35)    (0.06)     0.25
Return on average equity                           9.83      9.27     (4.90)    (1.05)     5.58
Return on average equity excluding SAIF
  assessment charge (1)                           14.04      9.27     (4.90)    (1.05)     5.58
Stockholders' equity to total assets               6.28      6.69      6.80      7.79      4.74
Net interest spread                                3.12      2.99      3.34      3.28      3.11
Net interest margin (2)                            3.29      3.17      3.48      3.38      3.22
Average interest-earning assets to
  average interest-bearing liabilities           103.95    104.23    104.42    102.61    102.24
Operating expenses to average assets (3)           2.04      2.18      2.26      2.26      2.01
Stockholders' equity per share (4)              $ 22.98     21.84     18.95     19.49       NA
Asset Quality Ratios:
Non-performing loans to total loans (5)            1.64%     2.97      5.41      9.37     11.28
Non-performing assets to total assets              0.94      1.28      2.85      6.65      8.15
Allowance for loan losses to non-
  performing loans (5)                            77.05     50.80     38.33     33.83     28.90
Allowance for loan losses to total loans           1.26      1.51      2.07      3.17      3.26
Other Data:
Number of deposit accounts                      171,382   155,424   140,701   132,044   122,880
Mortgage loans serviced for others             $197,017   219,752   239,844   110,058   138,386
Loan originations and purchases                $363,576   143,329   105,219   146,640    63,683
Facilities:
Full service offices                              14         9         9         9        10

(1)  Excludes the SAIF assessment charge in 1996 of $6.8 million.
(2) Calculation is based on net interest income before provision for loan losses divided by average interest-earning assets.
(3) For purposes of calculating these ratios, operating expenses equal non-interest expense less real estate operations, net where applicable, of $0.3 million, $1.4 million, $12.3 million, $9.4 million and $5.7 million for the five years ended December 31, 1996, respectively. For the five years ended December 31, 1996, non-performing loan expense of $0.4 million, $0.6 million, $0.9 million, $1.2 million and $1.6 million, respectively, was also excluded from non-interest expense. For the year ended December

31, 1996, the SAIF assessment charge of $6.8 million was also excluded.
(4) Not applicable prior to conversion on September 23, 1993. Based on 4,325,407, 4,511,457 and 4,551,406 shares outstanding at December 31, 1996, 1995 and 1994, respectively.
(5) For purposes of calculating these ratios, non-performing loans consist of all non-accrual loans and restructured loans.


           SELECTED CONSOLIDATED OPERATING DATA

                                                     At or For the Years Ended December 31,
(In thousands of dollars,                         1996      1995      1994      1993      1992
 except per share data)                          ------    ------    ------    ------    ------
Interest income                                $ 109,253    96,434    81,491    79,236    93,481
Interest expense                                  61,368    55,115    40,289    41,833    56,914
Net interest income                               47,885    41,319    41,202    37,403    36,567
Provision for loan losses                          3,125     2,775    13,400     6,400    19,843
Net interest income after provision
  for loan losses                                 44,760    38,544    27,802    31,003    16,724
Non-interest income:
Loan fees and servicing income                     1,807     2,241       790       943       957
Savings/checking fees                              3,378     2,861     2,282     2,205     2,168
Net gain on sales of interest-earning assets         140       126       372       552     3,449
Insurance annuity and mutual fund fees             3,114     2,525     2,025     1,736     2,636
Other                                              1,115     1,269     1,060     1,072     1,096
Total non-interest income                          9,554     9,022     6,529     6,508    10,306
Non-interest expense:
Compensation and benefits                         15,737    14,889    13,605    11,809    10,679
Occupancy and equipment                            3,478     3,334     3,238     3,631     3,450
Real estate operations, net                          277     1,405    12,253     9,401     5,676
SAIF recapitalization charge                       6,800      -          -        -         -
Federal deposit insurance premiums                 2,327     2,653     2,709     2,554     2,223
Other                                              9,836     9,511     9,336     9,416     9,125
Total non-interest expense                        38,455    31,792    41,141    36,811    31,153
Income (loss) before income tax expense
  (benefit) and cumulative effect of
  change in accounting principle                  15,859    15,774    (6,810)      700    (4,123)
Income tax expense (benefit)                       6,434     7,230    (2,475)    1,392    (1,615)
Income (loss) before cumulative effect
  of change in accounting principle                9,425     8,544    (4,335)     (692)   (2,508)
Cumulative effect of change in
  accounting principle (1)                          -         -         -         -        5,487
Net income (loss)                                $ 9,425(2)  8,544    (4,335)     (692)    2,979
Net income (loss) per common share:
  Primary                                        $  2.12(2)   1.89     (0.94)    (0.09)(3)   NA
  Fully diluted                                  $  2.11(2)   1.87     (0.94)    (0.09)(3)   NA

(1) This addition to net income relates to the Bank's adoption of SFAS No. 109 effective January 1, 1992.
(2) Net income excluding the SAIF assessment charge would have been $13.5 million, or $3.03 per share ($3.01 per share, fully diluted).
(3) Represents loss per common share for the quarter ended
December 31, 1993 since the stock conversion occurred on September 23, 1993.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
Haven Bancorp, Inc. ("Haven Bancorp" or the "Company") was formed on March 25, 1993 as the Holding Company for Columbia Federal Savings Bank ("Columbia" or the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company is headquartered in Woodhaven, New York and its principal business currently consists of the operation of its wholly-owned subsidiary, Columbia Federal Savings Bank. The Company had no operations prior to September 23, 1993.

The Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations primarily in one-to four-family, owner occupied residential mortgage loans. In addition, in times of low loan demand, the Bank will invest in debt, equity and mortgage-backed securities to supplement its lending portfolio. The Bank also invests, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans and other marketable securities.

The Bank's results of operations are dependent primarily on its net interest income, which is the difference between the interest income earned on its loan and securities portfolios and its cost of funds, which consist of the interest paid on its deposits and borrowed funds. The Bank's net income also is affected by its provision for loan losses as well as non-interest income and operating expenses consisting primarily of compensation and benefits, occupancy and equipment, real estate operations, net, federal deposit insurance premiums and other general and administrative expenses. The earnings of the Bank are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, and to a lesser extent by government policies and actions of regulatory authorities.

FINANCIAL CONDITION
The Company had total assets of $1.58 billion at December 31, 1996, compared to $1.47 billion at December 31, 1995, an increase of $110.7 million, or 7.5%.

The Company's portfolio of debt and equity securities and mortgage-backed securities ("MBSs") available for sale ("AFS") totalled $370.1 million, a decrease of $133.0 million, or 26.4% at December 31, 1996 compared to $503.1 million at December 31, 1995. At December 31, 1996, of the AFS securities portfolio, $166.2 million were adjustable-rate securities and $203.9 million were fixed-rate securities. During 1996, there was a continued shift in interest-earning assets to mortgage loans from MBSs through management of the Company's AFS portfolio to maximize yields. Mortgage loan yields are generally higher than those of MBSs. During 1996, the Company purchased $321.2 million of debt and equity securities and MBSs for its AFS portfolio, of which $52.3 million were adjustable-rate and $268.9 million were fixed-rate. Principal repayments and proceeds from sales of AFS securities totalled $448.3 million. A portion of the proceeds from AFS sales were used to fund loan originations and to purchase bulk whole loan packages totalling approximately $70.0 million.

In November, 1995, the Financial Accounting Standards Board ("FASB") issued an implementation guide for Statement of Financial Accounting Standards ("SFAS") No. 115. The implementation guide provided guidance in the form of a question and answer format and allowed an opportunity from mid-November 1995 to December 31, 1995 for companies to reclassify securities in the held to maturity portfolio to securities in the AFS portfolio without tainting the remainder of the portfolio. In connection with the implementation guide for SFAS No. 115, the Company reclassified $41.9 million of debt securities and $405.3 million of MBSs previously classified as held to maturity to AFS securities. The carrying value of the MBSs was adjusted to their market value, which resulted in increasing the carrying value by $3.9 million, and increasing stockholders' equity by $2.1 million, which was net of taxes of $1.8 million. The carrying value of the debt securities approximated market value at the time of the reclassification.

At December 31, 1996, the debt securities and MBS held to maturity portfolios totalled $295.2 million, comprised of $60.4 million of adjustable-rate securities and $234.8 million of fixed-rate securities. During 1996, the Company purchased $45.3 million of debt securities and MBSs for its held to maturity portfolio. These were all fixed rate securities. Principal repayments on MBSs and debt securities and maturities and calls on debt securities held to maturity totalled $69.5 million. The estimated fair value of the Company's debt securities and MBS held to maturity portfolios were $3.2 million below the carrying value of the portfolios at December 31, 1996. It is the Company's intent to hold these securities until maturity and therefore the Company does not expect to realize the current unrealized losses brought about by the current market environment.

Net loans increased by $276.5 million, or 49.3% during 1996 to $836.9 million at December 31, 1996 from $560.4 million at December 31, 1995. Loan originations and purchases during 1996 totalled $363.6 million (comprised of $271.1 million of residential one-to four-family mortgage loans, $83.8 million of commercial and multi-family real estate loans and $8.7 million of consumer loans). One-to four-family mortgage loan originations included $172.3 million of loans purchased in the secondary market during 1996. Commercial and multi-family real estate loan originations increased by $41.6 million to $83.8 million in 1996 from $42.2 million in 1995, or 98.6% comprised of $46.3 million of multi-family loans and $37.5 million of commercial real estate loans. Total loans increased substantially while the Company continued towards its objective to shift toward adjustable-rate loans. At December 31, 1996, total loans were comprised of $301.8 million adjustable-rate loans and $545.8 million fixed-rate loans. During 1996, principal repayments totalled $91.8 million and $3.5 million was transferred to REO. During the fourth quarter, $10.6 million of loans held for sale were returned to the loan portfolio at their estimated fair value.

Included in other assets at December 31, 1996 was $6.2 million of net deferred tax assets compared to $4.1 million at December 31, 1995. The increase in the overall deferred tax asset from 1995 was attributable to an increase in the difference between the financial statement credit loss provision and the tax bad debt deduction along with a decrease in the deferred tax liability related to securities marked to market for financial statement purposes. These increases were partially offset by the deferred tax liability related to the recapture of a portion of the tax bad debt reserve per Section 593 of the Internal Revenue Code, as amended during 1996. (See Note 9 to Notes to Consolidated Financial Statements). Management believes that the Company's projected future earnings will allow the Company to generate future taxable income sufficient to utilize the deferred tax asset over time.

Deposits totalled $1.14 billion at December 31, 1996, an increase of $54.3 million, or 5.0% from $1.08 billion at December 31, 1995. Interest credited retained totalled $41.4 million in addition to deposit growth of $12.9 million. In May, 1996, the Bank opened its first supermarket branch in an Edwards Super Food Store in Medford, Long Island. During July, 1996, the Bank opened its second supermarket branch in a ShopRite store in Uniondale, Long Island. During September, Columbia and Pathmark Stores, Inc. entered into an agreement to open approximately 44 full-service bank branches in Pathmark supermarkets throughout New York City, Long Island, Westchester and Rockland counties by early 1998. During the fourth quarter of 1996, two additional supermarket locations opened, one at an Edwards Super Food Store in West Babylon, Long Island, and one at a Pathmark Store in Brooklyn, New York, bringing total deposits for the four locations to $12.1 million at December 31, 1996. Throughout most of 1996, the Bank continued to experience a transfer of deposits from passbook and money market accounts into certificates of deposit. As a result, certificates of deposit increased from 49.2% of deposits at December 31, 1995 to 52.8% of deposits at December 31, 1996. Other deposit accounts decreased from 50.8% of deposits at December 31, 1995 to 47.2% of deposits at December 31, 1996.

Borrowed funds increased 20.6% to $326.4 million at December 31, 1996 from $270.6 million at December 31, 1995. The increase in borrowings was used to provide funding for loan originations and whole loan bulk purchases during 1996.

Stockholders' equity totalled $99.4 million, or 6.3% of total assets at December 31, 1996, an increase of $0.9 million, or 0.9% from $98.5 million, or 6.7% of total assets at December 31, 1995. The increase reflects net income of $9.4 million, an increase of $1.9 million related to the allocation of ESOP stock, amortization of awards of shares of common stock by the Bank's Recognition and Retention Plans and Trusts ("RRPs") and amortization of deferred compensation plan and $0.2 million related to stock options exercised, net of taxes. These components were offset by a decrease of $2.9 million in unrealized appreciation on AFS securities, the purchase of 225,537 shares of treasury stock for $5.5 million and dividends declared of $2.2 million.

INTEREST RATE SENSITIVITY ANALYSIS
The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth of its net interest income.

The Company closely monitors its interest rate risk as such risk relates to its operational strategies. The Company's Board of Directors has established an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which generally meets weekly and reports to the Board on interest rate risk and trends on a quarterly basis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996 which are anticipated by the Company, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted. For purposes of this table, prepayment assumptions for fixed interest-rate assets are based upon industry standards as well as the Company's historical experience and estimates. The Company has assumed an annual prepayment rate of approximately 11% for its fixed-rate MBS portfolio. The computation of the estimated one-year gap assumes that the interest rate on passbook account deposits is variable and, therefore, interest sensitive. During the rising interest rate environment throughout 1996, these funds were maintained at an average rate of 2.49%, but may be repriced upward if rates continue to rise. The Company has assumed that its passbook, NOW and money market accounts, which totaled $528.2 million at December 31, 1996, are withdrawn at the annual percentages of approximately 11%, 5% and 26%, respectively.

                                                            More Than  More Than  More Than   More Than
                                   Three                    One Year     Three    Five Years  Ten Years
                                   Months      Three to        to       Years to     to          to       More Than
(Dollars in thousands)             or Less   Twelve Months Three Years Five Years Ten Years  Twenty Years Twenty Years  Total
                                   -------   ------------- ----------- ---------- ---------- ------------ ------------  -----
Interest-earning assets:
Mortgage loans (1)                 $ 65,434     119,134       200,096     206,736   123,095      89,425        -        803,920
Other loans (1)                      13,694       6,263         2,686       2,125     6,604       2,150         197      33,719
MBSs held to maturity                 8,338      19,308        42,818      42,258    64,194      21,024        -        197,940
Debt securities held to maturity       -           -           52,249       2,075    12,022      30,961        -         97,307
Securities available for sale       370,105        -             -           -         -           -           -        370,105
Money market investments              6,869        -             -           -         -           -           -          6,869
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Total interest-earning assets       464,440     144,705       297,849     253,194   205,915     143,560         197   1,509,860
Premiums, net of unearned
  discount and deferred fees (2)         10           3             7           6         5           3        -             34
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Net interest-earning assets         464,450     144,708       297,856     253,200   205,920     143,563         197   1,509,894
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Interest-bearing liabilities:
Passbook accounts                    10,019      30,022       100,048      65,252    82,795      57,258      16,313     361,707
NOW accounts                          1,461       4,360        56,817      15,200    20,396      11,207       2,075     111,516
Money market accounts                 3,592      10,749        21,311      10,017     7,839       1,425         775       5,010
Certificate accounts                170,897     275,273       130,749      24,168        12        -           -        601,099
Borrowed funds                      205,437      42,413        77,420         620       543        -           -        326,433
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Total interest-bearing liabilities  391,406     362,817       386,345     115,257   111,585      69,890      18,465   1,455,765
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Interest sensitivity gap            $73,044    (218,109)      (88,489)    137,943    94,335      73,673     (18,268)     54,129
                                    =======     =======       =======     =======   =======     =======      ======   =========
Cumulative interest sensitivity gap $73,044    (145,065)     (233,554)    (95,611)   (1,276)     72,397      54,129
                                    =======     =======       =======     =======   =======     =======      ======
Cumulative interest sensitivity gap
  as a percentage of total assets     4.61%     (9.16)%      (14.75)%      (6.04)%  (0.08)%       4.57%       3.42%
Cumulative net interest-earning
  assets as a percentage of
  interest-sensitive liabilities    118.66%     80.77%        79.52%       92.39%   99.91%      105.04%     103.72%

(1) For purposes of the gap analysis, mortgage and other loans are reduced for non-performing mortgage loans and other loans but are not reduced for the allowance for loan losses.
(2) For purposes of the gap analysis, premiums, unearned discount and deferred fees are pro-rated.

At December 31, 1996, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded its total interest-earning assets maturing or repricing within the same time period by $145.1 million, representing a one year cumulative gap ratio of negative 9.16%.

In order to reduce its sensitivity to interest rate risk, the Company's current strategy includes emphasizing the origination or purchase for portfolio of adjustable-rate loans, debt securities and MBSs and maintaining an AFS securities portfolio. During 1996, the Company purchased $49.3 million of adjustable-rate MBSs which are expected to help protect net interest margins during periods of rising interest rates. The Company also purchased $6.0 million of floating rate corporate notes for its debt securities portfolio. In 1996, the Company originated or purchased $205.1 million of adjustable-rate mortgage loans. Historically, the Company has been able to maintain a substantial level of core deposits which the Company believes helps to limit interest rate risk by providing a relatively stable, low cost long-term funding base. At December 31, 1996, core deposits represented 47.2% of deposits compared to 50.8% of deposits at December 31, 1995. The Company expects to attract a higher percentage of core deposits from its supermarket branch locations as these locations continue to grow and mature.

AVERAGE STATEMENTS OF FINANCIAL POSITION
The following table sets forth certain information relating to the Company's average consolidated statements of financial condition and consolidated statements of operations for the three years ended December 31, 1996 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered adjustments to yields.

                                                  1996                            1995                          1994
                                                            Average                         Average                       Average
                                        Average             Yield/      Average             Yield/    Average             Yield/
(Dollars in thousands)                  Balance   Interest   Cost       Balance   Interest   Cost     Balance   Interest   Cost
                                        -------   --------  -------     -------   --------  -------   -------   --------  -------
Assets:
Interest-earning assets:
Mortgage loans                          $647,516   $53,110    8.20%     $503,085  $42,115    8.37%    $594,104  $45,277    7.62%
Other loans                               35,952     3,638   10.12        40,418    4,215   10.43       36,478    3,417    9.37
MBSs(1)                                  543,810    37,517    6.90       557,977   37,510    6.72      439,189   25,705    5.85
Money market investments                   2,175       176    8.09         4,313      339    7.86        8,344      821    9.84
Debt and equity securities (1)           227,521    14,812    6.51       199,600   12,255    6.14      105,356    6,271    5.95
                                       ---------   -------             ---------   ------            ---------   ------
Total interest-earning assets          1,456,974   109,253    7.50     1,305,393   96,434    7.39    1,183,471   81,491    6.89
Non-interest earning assets               61,120                          57,149                        54,348
                                       ---------                       ---------                     ---------
Total assets                           1,518,094                       1,362,542                     1,237,819
 Liabilities and stockholders' equity:
Interest-bearing liabilities:
Passbook accounts                        373,337     9,314    2.49       405,932   10,105    2.49      499,326   12,458    2.49
Certificate accounts                     572,768    32,436    5.66       503,990   29,426    5.84      367,307   17,864    4.86
NOW accounts                             111,425       999    0.90        96,242      939    0.98       89,177      923    1.04
Money market accounts                     58,108     1,929    3.32        45,472    1,585    3.49       30,502      752    2.47
Borrowed funds                           285,951    16,690    5.84       200,788   13,060    6.50      147,112    8,292    5.64
                                       ---------   -------             ---------   ------            ---------   ------
Total interest-bearing liabilities     1,401,589    61,368    4.38     1,252,424   55,115    4.40    1,133,424   40,289    3.55
Other liabilities                         20,628                          17,946                        15,845
                                       ---------                       ---------                     ---------
Total liabilities                      1,422,217                       1,270,370                     1,149,269
Stockholders' equity                      95,877                          92,172                        88,550
                                       ---------                       ---------                     ---------
Total liabilities and stockholders'
  equity                              $1,518,094                      $1,362,542                    $1,237,819
Net interest income/net interest       =========                       =========                     =========
  rate spread (2)                                  $47,885    3.12%               $41,319    2.99%              $41,202    3.34%
Net interest-earning assets/net                     ======    ====                 ======    ====                ======    ====
  interest margin (3)                    $55,385              3.29%      $52,969             3.17%     $50,047             3.48%
Ratio of interest-earning assets          ======              ====        ======             ====       ======             ====
  to interest-bearing liabilities                   103.95%                        104.23%                       104.42%
                                                    ======                         ======                        ======

(1)  Includes AFS securities and securities held to maturity.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income before provision for loan losses divided by average interest-earning assets.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31,
1996 AND 1995

GENERAL
The Company reported net income of $9.4 million for 1996 compared to a net income of $8.5 million for 1995. The $0.9 million increase in earnings was primarily attributable to an increase of $12.9 million in interest income, an increase of $0.5 million in non-interest income and a reduction of $0.8 million in income tax expense. These factors were mainly offset by interest expense which increased by $6.3 million, an increase of $0.4 million in the provision for loan losses and non-interest expense which increased by $6.7 million (which included the one-time $6.8 million SAIF assessment charge).

INTEREST INCOME
Interest income increased by $12.9 million, or 13.3% to $109.3 million in 1996 from $96.4 million in 1995. The increase was primarily the result of an increase in interest income on mortgage loans, and debt and equity securities which were partially offset by a decrease in interest income on other loans and money market investments.

Interest income on mortgage loans increased by $11.0 million, or 26.1% to $53.1 million in 1996 from $42.1 million in 1995 primarily as a result of an increase in the average mortgage loan balance of $144.4 million partially offset by a decrease in average yield on mortgage loans of 17 basis points. During 1996, the Bank originated or purchased $354.9 million of mortgage loans which included $172.3 million of one-to four-family mortgage loans purchased in the secondary market during 1996. Mortgage loan originations for 1996 were originated at an average rate of 7.56% compared to 8.03% for 1995. The decline in the average rate for originations was primarily due to decreases in the rate indices used for residential and commercial real estate loans. These indices which are the 30 year treasury bond and the 5 year treasury note declined 19 and 21 basis points, respectively, for 1996 when compared to 1995. Principal repayments totalled $78.2 million in 1996 compared to $67.0 million in 1995.

RATE/VOLUME ANALYSIS
The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and
(iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                      Year Ended December 31, 1996  Year Ended December 31, 1995
                                              Compared to                   Compared to
                                      Year Ended December 31, 1995  Year Ended December 31, 1994
                                         Increase (Decrease)           Increase (Decrease)
                                        In Net Interest Income        In Net Interest Income
                                                Due to                        Due to
(In thousands)                         Volume    Rate      Net       Volume    Rate      Net
                                       ------   ------     ---       ------   ------     ---
Interest-earning assets:
Mortgage loans                        $11,866     (871)   10,995     (7,351)   4,189    (3,162)
Other loans                              (455)    (122)     (577)       390      408       798
MBSs(1)                                  (974)     981         7      7,617    4,188    11,805
Money market investments                 (173)      10      (163)      (341)    (141)     (482)
Debt and equity securities(1)           1,787      770      2,557     5,778      206     5,984
                                       ------    -----     ------    ------   ------    ------
Total                                  12,051      768     12,819     6,093    8,850    14,943
                                       ------    -----     ------    ------   ------    ------
Interest-bearing liabilities:
Passbook accounts                        (791)     -         (791)   (2,353)     -      (2,353)
Certificate accounts                    3,935     (925)     3,010     7,498    4,064    11,562
NOW accounts                              141      (81)       607         1      (55)       16
Money market accounts                     424      (80)       344       453      380       833
Borrowed funds                          5,067   (1,437)     3,630     3,363    1,405     4,768
                                       ------    -----     ------    ------   ------    ------
Total                                   8,776   (2,523)     6,253     9,032    5,794    14,826
                                       ------    -----     ------    ------   ------    ------
Net change in net interest income     $ 3,275    3,291      6,566    (2,939)   3,056       117
                                       ======    =====     ======    ======   ======    ======

Interest income on other loans decreased by $577,000, or 13.7% to $3.6 million in 1996 from $4.2 million in 1995 due to a decrease of $4.5 million in average balances and a decline of 31 basis points in the average yield. The Bank's consumer loan products with the exception of equity loan/lines was discontinued in November 1995. The consumer loan portfolio balance will continue to amortize until all loans are satisfied except for the overdraft line-of-credit product.

Interest income on MBSs was $37.5 million for both 1996 and 1995. The average balance for 1996 decreased by $14.2 million, or 2.5% to $543.8 million from $558.0 for 1995. This decrease was offset by the average yield which increased by 18 basis points to 6.90% for 1996 from 6.72% in 1995. During 1996, the Bank purchased $161.1 million of MBSs for its AFS portfolio which were offset by sales totalling $304.2 million. The average balance for 1996 was down only $14.2 million because 96% of the net change in the MBS portfolio occurred during the second half of 1996. The sales from the AFS portfolio were used to fund mortgage loan originations, purchases of loans in the secondary market and also for managing the AFS portfolio to improve overall yield and shorten duration of various securities. The improvement in the overall yield on MBS securities was due to an increase in market rates during the first quarter of 1996. During 1996, the Bank also purchased $38.4 million of MBSs for the held to maturity portfolio which were offset by principal repayments totalling $32.0 million.

Interest income on money market investments decreased by $163,000, or 48.1% to $176,000 in 1996 from $339,000 in 1995 primarily as a result of a decrease in average balances of $2.1 million in 1996. The decrease in the average balances is the result of the Company's strategy to take advantage of its liquidity and invest in higher yielding assets.

Interest on debt and equity securities increased by $2.6 million, or 20.9% to $14.8 million in 1996 from $12.3 million in 1995 primarily as a result of an increase in the average balance of $27.9 million and an increase in average yield of 37 basis points. During 1996, the Company purchased $160.1 million of debt and equity securities for its AFS portfolio which were offset by sales totalling $63.5 million. The increase in the overall yield to 6.51% from 6.14% was due to the acquisition of callable agency securities and Federal National Mortgage Association ("FNMA") preferred stock. In addition, during 1996, the Bank purchased $7.0 million of debt securities for the held to maturity portfolio offset by principal repayments totalling $37.5 million.

INTEREST EXPENSE
Interest expense increased by $6.3 million, or 11.3% to $61.4 million in 1996 from $55.1 million in 1995. The increase was partially attributable to an increase in interest on deposits of $2.6 million, or 6.2% to $44.7 million in 1996 from $42.1 million in 1995. The increase in interest on deposits was due to an increase of $64.0 million, or 6.1% in average deposits to $1.12 billion in 1996 from $1.05 billion in 1995. The overall cost of deposits was 4.00% for both years.

Interest expense on certificate accounts increased by $3.0 million, or 10.2% to $32.4 million in 1996 from $29.4 million in 1995. The average balance of certificate accounts increased by $68.8 million, or 13.6% to $572.8 million in 1996 from $504.0 million in 1995. The average cost of certificates decreased to 5.66% in 1996 from 5.84% in 1995. During most of 1996, the Bank continued to experience net outflows from passbook accounts into its certificates of deposit accounts. In 1996, passbook accounts experienced an excess of withdrawals over deposits of $16.0 million, while certificates of deposit experienced an excess of deposits over withdrawals of $36.8 million. Interest expense on passbook accounts decreased by $791,000, or 7.8% to $9.3 million in 1996 from $10.1 million in 1995 primarily due to a decrease in average balances of $32.6 million due to customers seeking higher yielding investment opportunities including the Bank's certificates of deposit accounts. The Bank maintained its passbook rate at 2.49% for both years.

Interest on borrowed funds increased by $3.6 million, or 27.8% to $16.7 million in 1996 compared to $13.1 million in 1995. Borrowed funds on an average basis increased by $85.2 million in 1996 due to an increase in short-term advances with the Federal Home Loan Bank ("FHLB") and reverse repurchase agreements with brokers to provide funding for loan originations and partial funding for residential loans purchased in the secondary market which included two bulk purchases totalling approximately $70.0 million. The average cost of borrowings decreased to 5.84% in 1996 from 6.50% in 1995 due to a reduction in short and intermediate term rates during the end of 1995 and the beginning of 1996.

NET INTEREST INCOME
Net interest income increased by $6.6 million, or 15.9% to $47.9 million in 1996 from $41.3 million in 1995. The average yield on interest-earning assets increased by 11 basis points to 7.50% in 1996 from 7.39% in 1995, and the average cost of liabilities decreased by 2 basis points to 4.38% in 1996 from 4.40% in 1995. The net interest rate spread was 3.12% in 1996 compared to 2.99% in 1995.

PROVISION FOR LOAN LOSSES
The Bank provided $3.1 million for loan losses in 1996 compared to $2.8 million in 1995. The provision for loan losses reflects management's periodic review and evaluation of the loan portfolio. The increase in the provision for loan losses was due to the growth in the Bank's residential and commercial mortgage loan portfolios. As of December 31, 1996, the allowance for loan losses was $10.7 million compared to $8.6 million at December 31, 1995. As of December 31, 1996, the allowance for loan losses was 1.26% of total loans compared to 1.51% of total loans at December 31, 1995. The decrease was attributable to the growth in the loan portfolio and a decline in non-performing loans. The allowance for loan losses was 77.05% of non-performing loans at December 31, 1996 compared to 50.80% at December 31, 1995.

NON-INTEREST INCOME
Non-interest income increased by $532,000, or 5.9% to $9.6 million in 1996 from $9.0 million in 1995. Fee income on savings and checking accounts increased by $517,000, or 18.1% primarily due to an increase of approximately 16,000 in the number of active accounts. Annuity, insurance and mutual fund fees increased by $589,000, or 23.3% due to an increase of $224,000 in annuity income, an increase of $200,000 in mutual fund income and an increase of $165,000 in revenue from the distribution of traditional life insurance products. The increase in sales of annuity and mutual fund products by Columbia Investment Services, Inc. ("CIS"), the Bank's wholly-owned subsidiary, is partially due to the increased demand for alternative sources of investments by the Bank's depositors. Approximately 45% of sales were from withdrawals of deposit balances from the Bank. Finally, loan fees and servicing income decreased by $434,000, or 19.4% to $1.8 million in 1996 from $2.2 million in 1995. The decrease was attributable to prepayment fees on commercial real estate loans which were higher in 1995 due to the prepayment of several large commercial real estate loans. During 1996, the Company realized net gains of $371,000 on the sales of AFS securities which were offset by an increase of $228,000 in the valuation allowance on cooperative apartment loans held for sale.

NON-INTEREST EXPENSE
Non-interest expense increased by $6.7 million, or 21.0% to $38.5 million in 1996 from $31.8 million in 1995. The increase in non-interest expense was primarily due to the SAIF recapitalization charge of $6.8 million which was recorded in the third quarter of 1996. On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 which empowered the Board of Directors of the FDIC to impose and collect the assessment. The special assessment rate was 65.7 basis points per $100 of insured deposits at March 31, 1995. Compensation and benefit costs increased by $848,000, or 5.7% to $15.7 million in 1996 from $14.9 million in 1995. Salary costs increased by $1.6 million due to normal merit increases, staff hired for the supermarket banking program and an increase in commission costs for CIS. These factors were partially offset by a curtailment gain of $266,000 which was recorded upon the freeze of the Bank's pension plan as of July 1, 1996. The curtailment gain coupled with a decrease in the normal accrual for 1996 reduced pension expense by $462,000 when compared to the previous year. During 1996, the Bank accrued a matching contribution for its employee 401(k) contributions of $120,000. Real estate owned ("REO") operations, net decreased by $1.1 million, or 80.3% to $277,000 for 1996 from $1.4 million for 1995. REO expenses incurred on properties in the portfolio decreased by $669,000 and the provision for REO decreased by $459,000, respectively, since the REO portfolio decreased by $995,000, or 48.9% from the previous year. The annual premium paid for SAIF insurance, exclusive of the SAIF assessment charge, decreased by $326,000, or 12.3% to $2.3 million for 1996 from $2.7 million for 1995 due to a reduction in the premium for the fourth quarter of 1996 which included a rebate for the 1996 overassessment. Finally, other non-interest expenses increased by $325,000, or 3.4% to $9.8 million for 1996 from $9.5 million for 1995. During 1996, advertising costs increased by $233,000 to support the Bank's various products and for the implementation of the supermarket banking program. Miscellaneous expenses increased by $587,000 due to the settlement of two legal suits totalling $150,000 and agency fees incurred to hire staff for the supermarket program. These increases were partially offset by the reversal of a reserve of $430,000 for potential losses relating to checks in process of collection which were held by Nationar. During 1996, the Bank recovered all of its previously outstanding claims. (See Note 12 to Notes to Consolidated Financial Statements.)

INCOME TAX EXPENSE
Income tax expense was $6.4 million in 1996 compared to $7.2 million in 1995. In the fourth quarter of 1996, the Company recorded the benefit resulting from a change in the method it used for determining the federal tax return treatment of its bad debt reserve. This resulted in a reduction in its effective federal tax rate for the fourth quarter of 1996 and the entire year. In the third quarter of 1996, the Company recorded a tax benefit relating to the method of computing its bad debt reserve for New York State income tax purposes. Income tax expense for 1996 was reported at an effective tax rate of 40.6% compared to 45.8% in 1995. (See Note 9 to Notes to Consolidated Financial Statements.)

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31,
1995 AND 1994

GENERAL
The Company reported net income of $8.5 million for 1995 compared to a net loss of $4.3 million for 1994. The $12.8 million increase in earnings was primarily attributable to an increase of $14.9 million in interest income, a decrease of $10.6 million in the provision for loan losses, a decrease of $9.3 million in non-interest expense and an increase of $2.5 million in non-interest income. These were partially offset by an increase in interest expense of $14.8 million and an increase of $9.7 million in income tax expense.

INTEREST INCOME
Interest income increased by $14.9 million, or 18.3% to $96.4 million in 1995 from $81.5 million in 1994. The increase was primarily the result of an increase in interest income on MBSs, debt securities and other loans which was partially offset by a decrease in interest income on mortgages and money market investments.

Interest income on mortgage loans decreased by $3.2 million, or 7.0% to $42.1 million in 1995 from $45.3 million in 1994 primarily as a result of a decrease in the average loan balance of $91.0 million partially offset by an increase in average yield of 75 basis points. The decrease in average balances of mortgage loans is primarily due to the sale of non-performing commercial, multi-family real estate and cooperative apartment loans and performing cooperative apartment loans in several bulk sale transactions during 1994. These sales were partially offset by loan originations of $132.6 million during 1995 which were originated at an average rate of 8.03% compared to $83.7 million of mortgage loans which were originated at an average rate of 7.17% in 1994. Principal repayments totalled $67.0 million in 1995 compared to $64.8 million in 1994.

Interest income on other loans increased by $798,000, or 23.4% to $4.2 million in 1995 from $3.4 million in 1994 due to an increase in average yield of 106 basis points coupled with an increase in average balances of $3.9 million. The increase in average balances was due primarily to loan originations of $10.7 million in 1995. The increase in yield was due to higher rates on new loans originated in 1995.

Interest income on MBSs increased by $11.8 million, or 45.9% to $37.5 million in 1995 from $25.7 million in 1994 primarily due to an increase in average balances of $118.8 million and an increase in average yield of 87 basis points. The increase in average balances was primarily due to the reinvestment of the proceeds of the bulk sales of loans and REO during the second half of 1994 into MBSs. In addition, during the second quarter of 1995, the Company completed a $75 million leverage transaction which utilized short-term borrowings to purchase floating-rate CMOs. The increase in yield was primarily due to the purchase of $160.8 million of adjustable-rate MBSs during 1995 and $145.6 million of adjustable-rate MBSs during 1994 which repriced upward due to the increase in market interest rates during 1995. The increase in yield was also attributable to a decrease in premium amortization since the prepayment rate was slower in 1995 than during 1994.

Interest income on money market investments decreased by $482,000, or 58.7% to $339,000 in 1995 from $821,000 in 1994 primarily as a result of a decrease in average balances of $4.0 million in 1995. The decrease in the average balances is the result of the Company's strategy to take advantage of its liquidity and invest in higher yielding assets.

Interest on debt and equity securities increased by $6.0 million, or 95.4% to $12.3 million in 1995 from $6.3 million in 1994 primarily as a result of an increase in the average balances of $94.2 million and an increase in average yield of 19 basis points. The increase in average balances was due to purchases of $112.1 million of which $21.8 million were adjustable-rate securities. These purchases were made to supplement a lack of loan demand during the first quarter of 1995.

INTEREST EXPENSE
Interest expense increased by $14.8 million, or 36.8% to $55.1 million in 1995 from $40.3 million in 1994. The increase was primarily the result of an increase in interest on deposits of $10.1 million, or 31.4% to $42.1 million in 1995 from $32.0 million in 1994. The increase in interest on deposits was primarily due to an increase of 76 basis points in the average cost of deposits and an increase of $65.3 million in average balances of deposits.

Interest expense on certificate accounts increased by $11.5 million, or 64.7% to $29.4 million in 1995 from $17.9 million in 1994. The average balance of certificate accounts increased by $136.7 million, or 37.2% to $504.0 million in 1995 from $367.3 million in 1994. The average cost of certificates increased to 5.84% in 1995 from 4.86% in 1994. During most of 1995, the Bank experienced net outflows from passbook accounts into its certificates of deposit accounts. In 1995, passbook accounts experienced an excess of withdrawals over deposits of $92.6 million, while certificates of deposit experienced an excess of deposits over withdrawals of $62.5 million. Interest expense on passbook accounts decreased by $2.4 million, or 18.9% to $10.1 million in 1995 from $12.5 million in 1994 primarily due to a decrease in average balances of $93.4 million due to customers seeking higher yielding investment opportunities including the Bank's certificates of deposit accounts.

Interest on borrowed funds increased by $4.8 million, or 57.5% to $13.1 million in 1995 compared to $8.3 million in 1994. Borrowed funds on an average basis increased by $53.7 million in 1995 due to an increase in short-term advances with the FHLB and reverse repurchase agreements with brokers to provide funding for purchases of debt securities and MBSs with wholesale borrowings including the Bank's $75.0 million leverage transaction. The average cost of borrowings increased to 6.50% in 1995 from 5.64% in 1994 due to increases in market interest rates.

NET INTEREST INCOME
Net interest income increased by $117,000, or 0.3% to $41.3 million in 1995 from $41.2 million in 1994. The average cost of liabilities increased 85 basis points to 4.40% in 1995 from 3.55% in 1994, which was partially offset by the average yield on interest-earning assets which increased by 50 basis points to 7.39% in 1995 from 6.89% in 1994. The net interest rate spread was 2.99% in 1995 compared to 3.34% in 1994.

PROVISION FOR LOAN LOSSES
The Bank provided $2.8 million for loan losses in 1995 compared to $13.4 million in 1994. The provision for loan losses represents management's periodic review and evaluation of the loan portfolio. The decrease in 1995 when compared to 1994 was principally due to additional provisions of $7.5 million booked in 1994 in connection with the bulk sales completed in 1994. As of December 31, 1995, the allowance for loan losses was $8.6 million compared to $10.8 million at December 31, 1994. The Bank took charge-offs totaling $5.5 million in 1995, compared to $24.7 million in 1994 which included $14.4 million in connection with the bulk sales. As of December 31, 1995, the allowance for loan losses was 1.51% of total loans compared to 2.07% of total loans at December 31, 1994. The decrease was attributable to the growth in the loan portfolio and a decline in non-performing loans. The allowance for loan losses was 50.80% of non-performing loans at December 31, 1995 compared to 38.33% at December 31, 1994.

NON-INTEREST INCOME
Non-interest income increased by $2.5 million, or 38.2% to $9.0 million in 1995 from $6.5 million in 1994. The increase of $1.5 million in loan fees and servicing income was primarily due to $975,000 received in prepayment fees on several commercial real estate loans repaid during the fourth quarter of 1995. Fee income on savings and checking accounts increased by $579,000, or 25.4% due to an increase of approximately 7,700 in the number of active accounts. Annuity, insurance and mutual fund fees increased by $500,000, or 24.7% due to an increase of $437,000 in annuity income, an increase of $37,000 in mutual fund income and an increase of $26,000 in revenue from our new venture, the distribution of traditional life insurance products. The increase in sales of annuity and mutual fund products by CIS, the Bank's wholly-owned subsidiary, is partially due to the increased demand for alternative sources of investments by the Bank's depositors. Approximately 49% of sales were from withdrawals of deposit balances from the Bank.

NON-INTEREST EXPENSE
Non-interest expense decreased by $9.3 million, or 22.7% to $31.8 million in 1995 from $41.1 million in 1994. The decrease is primarily due to a decrease of $10.8 million in expenses from REO operations due to provisions on REO losses recorded during 1994 in connection with the bulk sale transactions. Compensation and benefit expenses increased by $1.3 million, or 9.4% due to normal merit increases and the implementation of an executive and staff incentive plan and an increase of $461,000 in the cost of the ESOP plan due to the significant appreciation in the Company's stock price. Other miscellaneous expenses increased by $175,000, or 1.9% when compared to 1994, partially due to additions of $430,000 to the reserve for possible losses for checks in the process of collection being held by Nationar. (See Note 12 to Notes to Consolidated Financial Statements.)

INCOME TAX EXPENSE
The income tax provision was $7.2 million in 1995 compared to a tax benefit of $2.5 million in 1994. The increase in income taxes is primarily due to an increase of $22.6 million in income before income taxes. Income tax expense in 1995 reflects a reduction of $300,000 in the valuation allowance for the Bank's net deferred tax asset due to a decline in the deferred tax asset allocated to state and local taxes.

NON-PERFORMING ASSETS
The following table sets forth information regarding non-performing assets which include all non-accrual loans (which consist of loans 90 days or more past due and restructured loans that have not yet performed in accordance with their modified terms for the required six-month seasoning period), accruing restructured loans and real estate owned.

                                      December 31,
(In thousands)                  1996      1995      1994
                               ------    ------    ------
Non accrual loans:
One-to four-family            $ 4,083     3,800     5,995
Cooperative                       431       871       934
Multi-family                    1,463       967     5,088
Non-residential and other       4,756     4,167     6,732
                               ------    ------    ------
Total non-accrual loans        10,733     9,805    18,749
                               ------    ------    ------
Restructured loans:
One-to four-family                887       853       815
Cooperative                       486       494       502
Multi-family                    1,427     3,602     4,071
Non-residential and other         360     2,123     4,162
                               ------    ------    ------
Total restructured loans        3,160     7,072     9,550
                               ------    ------    ------
Total non-performing loans     13,893    16,877    28,299
                               ------    ------    ------
REO, net:
One-to four-family                266     1,148       971
Cooperative                       292       723     1,128
Multi-family                     -          156      -
Non-residential and other         561       184     6,462
                               ------    ------    ------
Total REO                       1,119     2,211     8,561
Less allowance for REO            (81)     (178)     (717)
                               ------    ------    ------
REO, net                        1,038     2,033     7,844
                               ------    ------    ------
Total non-performing assets   $14,931    18,910    36,143
                               ======    ======    ======

During the past three years the Company's expanded loan workout/resolution efforts have successfully contributed toward reducing non-performing assets to manageable levels. Since year-end 1994, non-performing assets have declined by $21.2 million, or 58.7%, from a level of $36.1 million to $14.9 million at year-end 1996. The decrease in non-performing assets is reflected in the following ratios: Non-performing loans to total loans was 1.64% for 1996 compared to 2.97% for 1995 and 5.41% for 1994;
Non-performing assets to total assets was 0.94% for 1996 compared to 1.28% for 1995 and 2.85% for 1994 and Non-performing loans to total assets was 0.87% for 1996 compared to 1.15% for 1995 and 2.23% for 1994. There can be no assurance that non-performing assets will continue to decline.

The decrease in non-performing assets in 1996 was primarily due to continued sales of REO properties and a continued decline in non-performing loans. During 1996, the Company sold 60 REO properties with a fair value of $3.1 million. During 1996, 2 restructured loans with a balance of $2.1 million were reclassified to performing loans since they had performed in accordance with their modified terms for a period of 18 months and are no longer considered classified assets. Total non-accrual loans increased by $928,000 during 1996 due to an increase in non-residential loans.

The decrease in non-performing assets in 1995 was primarily due to continued sales of REO properties and a continued decline in non-performing loans. During 1995, the Company sold 76 REO properties with a fair value of $8.5 million. During 1995, six restructured loans with a balance of $3.0 million were reclassified to performing loans since they had performed in accordance with their modified terms for a period of 18 months and are no longer considered classified assets. Also, total non-accrual loans declined by $8.9 million during 1995 due to the Company's continued efforts to reduce non-performing loans.

LIQUIDITY
The Bank is required to maintain minimum levels of liquid assets as defined by the Office of Thrift Supervision ("OTS") regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of withdrawable deposits and short-term borrowings. The required ratio is currently 5%. The Bank's ratio was 14.99% at December 31, 1996 compared to 10.31% at December 31, 1995.

The Company's primary sources of funds are deposits, principal and interest payments on loans, debt securities and MBSs, retained earnings and advances from FHLB and other borrowings. Proceeds from the sale of AFS securities are also a source of funding, as are, to a lesser extent, the sales of annuities, insurance and securities brokerage activities conducted by the Bank's wholly-owned subsidiary, CIS. While maturities and scheduled amortization of loans and securities are somewhat predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and regulatory changes.

The Company's most liquid assets are cash and short term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1996 and December 31, 1995, cash and short and intermediate-term investments totaled $35.7 million and $38.9 million, respectively.

The Company and the Bank have other sources of liquidity which include debt securities maturing within one year and AFS securities. Other sources of funds include FHLB advances, which at December 31, 1996, totaled $178.4 million. If needed, the Bank may borrow an additional $11.6 million from the FHLB.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities; investing activities and financing activities. Net cash provided by (used in) operating activities, consisting primarily of interest and dividends received less interest paid on deposits were $10.7 million, $(8.3) million and $45.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. Net cash used in investing activities, consisting primarily of disbursements of loan originations and securities purchases, offset by principal collections on loans and proceeds from maturities of securities held to maturity or sales of AFS securities or disposition of assets including REO were $(117.6) million, $(197.6) million and $(62.4) million for the years ended December 31, 1996, 1995 and 1994, respectively. Net cash provided by financing activities, consisting primarily of net activity in deposits and borrowings, purchases of treasury stock, payments of common stock dividends and proceeds from stock options exercised were $103.7 million, $214.3 million and $11.8 million for the years ended December 31, 1996, 1995 and 1994, respectively.

At December 31, 1996, the Bank had outstanding loan commitments to originate $55.8 million of loans. The Bank also had commitments to purchase $1.0 million of debt securities. The Bank believes that it will have sufficient funds available to meet these commitments. At December 31, 1996, certificates of deposit which are scheduled to mature in one year or less totalled $446.2 million.

INFLATION AND CHANGING PRICES
The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and changes due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
See Note 1 to Notes to Consolidated Financial Statements.

STOCK DATA
Haven Bancorp, Inc.'s common stock, listed under the symbol HAVN is publicly traded on the Nasdaq Stock Market. As of March 5, 1997, the Company had approximately 450 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 4,328,874 outstanding shares of common stock (excluding treasury shares). The common stock traded in a high and low range of $291/2 and $221/4 during the year ended December 31, 1996.

                       HAVEN BANCORP, INC.
         Consolidated Statements of Financial Condition
         (Dollars in thousands, except for share data)

                                                                      December 31,  December 31,
                                                                          1996          1995
                                                                      ------------  ------------
ASSETS
Cash and due from banks                                                 $  28,848    $  29,790
Money market investments                                                    6,869        9,064
Securities available for sale (note 2)                                    370,105      503,058
Loans held for sale (note 5)                                                 -          11,412
Debt securities held to maturity (estimated fair value of $96,324
  and $126,811 in 1996 and 1995, respectively) (note 3)                    97,307      127,796
Federal Home Loan Bank of NY Stock, at cost                                 9,890        8,138
Mortgage-backed securities held to maturity (estimated fair value of
  $195,682 and $189,551 in 1996 and 1995, respectively) (notes 4 and 8)   197,940      190,714
Loans (note 5):
First mortgage loans                                                      793,556      519,804
Cooperative apartment loans                                                19,936       10,187
Other loans                                                                34,094       38,967
                                                                        ---------    ---------
Total loans                                                               847,586      568,958
Less allowance for loan losses (note 6)                                   (10,704)      (8,573)
                                                                        ---------    ---------
Loans, net                                                                836,882      560,385
Premises and equipment, net                                                 8,820        7,590
Accrued interest receivable (notes 2, 3, 4 and 5)                          12,172       10,736
Real estate owned, net (note 6)                                             1,038        2,033
Other assets (note 9)                                                      13,674       12,100
                                                                        ---------    ---------
Total assets                                                           $1,583,545    1,472,816
                                                                        =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits (note 7)                                                      $1,137,788    1,083,446
Borrowed funds (note 8)                                                   326,433      270,583
Mortgagors' escrow balances                                                 4,621        3,227
Due to broker                                                               1,000        5,000
Other liabilities (note 9)                                                 14,319       12,041
                                                                        ---------    ---------
Total liabilities                                                       1,484,161    1,374,297
                                                                        ---------    ---------
Commitments and contingencies (notes 6 and 12)
Stockholders' Equity (note 13):
Preferred stock, $.01 par value, 2,000,000
    shares authorized, none issued                                           -            -
Common stock, $.01 par value, 10,500,000 shares authorized,
    4,959,375 issued; 4,325,407 and 4,511,457 shares
    outstanding in 1996 and 1995, respectively                                 50           50
Additional paid-in capital                                                 48,844       47,331
Retained earnings, substantially restricted (note 13)                      65,092       57,919
Unrealized (loss) gain on securities available for sale, net
    of tax effect (note 2)                                                   (840)       2,083
Treasury stock, at cost (633,968 and 447,918 shares in 1996
    and 1995, respectively)                                               (11,049)      (6,023)
Unallocated common stock held by ESOP (note 11)                            (1,854)      (2,197)
Unearned common stock held by Bank's Recognition Plans
    and Trusts (note 11)                                                     (267)        (644)
Unearned compensation (note 11)                                              (592)        -
                                                                        ---------    ---------
Total stockholders' equity                                                 99,384       98,519
                                                                        ---------    ---------
Total liabilities and stockholders' equity                             $1,583,545    1,472,816
                                                                        =========    =========

See accompanying notes to consolidated financial statements.

                     HAVEN BANCORP, INC.
             Consolidated Statements of Operations
         (Dollars in thousands, except per share data)



                                                           Years Ended December 31,
                                                        ------------------------------
                                                         1996        1995        1994
                                                        ------      ------      ------
Interest income:
Mortgage loans                                         $53,110      42,115      45,277
Other loans                                              3,638       4,215       3,417
Mortgage-backed securities                              37,517      37,510      25,705
Money market investments                                   176         339         821
Debt and equity securities                              14,812      12,255       6,271
                                                       -------      ------      ------
Total interest income                                  109,253      96,434      81,491
                                                       -------      ------      ------
Interest expense:
Deposits:
Passbook accounts                                        9,314      10,105      12,458
NOW accounts                                               999         939         923
Money market accounts                                    1,929       1,585         752
Certificate accounts                                    32,436      29,426      17,864
Borrowings                                              16,690      13,060       8,292
                                                        ------      ------      ------
Total interest expense                                  61,368      55,115      40,289
                                                        ------      ------      ------
Net interest income before provision for loan losses    47,885      41,319      41,202
Provision for loan losses (note 6)                       3,125       2,775      13,400
                                                        ------      ------      ------
Net interest income after provision for loan losses     44,760      38,544      27,802
                                                        ------      ------      ------
Non-interest income:
Loan fees and servicing income                           1,807       2,241         790
Savings/checking fees                                    3,378       2,861       2,282
Net gain on sales of interest-earning assets               140         126         372
Insurance annuity and mutual funds fees                  3,114       2,525       2,025
Other                                                    1,115       1,269       1,060
                                                        ------      ------      ------
Total non-interest income                                9,554       9,022       6,529
                                                        ------      ------      ------
Non-interest expense:
Compensation and benefits (notes 10 and 11)             15,737      14,889      13,605
Occupancy and equipment (note 12)                        3,478       3,334       3,238
Real estate owned operations, net                          277       1,405      12,253
SAIF recapitalization charge (note 7)                    6,800        -           -
Federal deposit insurance premiums                       2,327       2,653       2,709
Other                                                    9,836       9,511       9,336
                                                        ------      ------      ------
Total non-interest expense                              38,455      31,792      41,141
                                                        ------      ------      ------
Income (loss) before income tax expense (benefit)       15,859      15,774      (6,810)
Income tax expense (benefit) (note 9)                    6,434       7,230      (2,475)
                                                        ------      ------      ------
Net income (loss)                                       $9,425       8,544      (4,335)
                                                        ======      ======      ======
Net income (loss) per common share: Primary             $ 2.12        1.89       (0.94)
                                                        ======      ======      ======
                                    Fully diluted       $ 2.11        1.87       (0.94)
                                                        ======      ======      ======

See accompanying notes to consolidated financial statements.

                              HAVEN BANCORP, INC.
           Consolidated Statements of Changes in Stockholders' Equity

                                                               The three years ended December 31, 1996
                                                                  Unrealized
                                                                  Gain (Loss)           Unallocated  Unearned
                                             Additional          on Securities            Common      Common
                                      Common  Paid-In   Retained   Available   Treasury Stock Held  Stock Held   Unearned
(In thousands of dollars,             Stock   Capital   Earnings   for Sale     Stock     by ESOP    by RRPs   Compensation Total
 except for share data)               ------ ---------- -------- ------------- -------- ----------- ---------- ------------ -----
Balance at December 31, 1993           $  50   46,303    54,666        -          (518)   (3,318)   (1,373)        -       95,810
Net loss                                  -       -      (4,335)       -           -         -          -          -       (4,335)
Purchase of treasury stock
  (365,469 shares)                        -       -         -          -        (4,575)      -          -          -       (4,575)
Unrealized appreciation on securities
  transferred from held to maturity to
  available for sale, net of tax effect   -       -         -          321         -         -          -          -          321
Change in unrealized appreciation on
  securities available for sale, net
  of tax effect                           -       -         -       (2,201)        -         -          -          -       (2,201)
Allocation of ESOP stock and
  amortization of award of RRP stock
  and related tax benefits                -       192       -          -           -         593       430         -        1,215
                                        ----   ------    ------     ------      ------    ------     -----       -----     ------
Balance at December 31, 1994              50   46,495    50,331     (1,880)     (5,093)   (2,725)     (943)        -       86,235
Net income                                -       -       8,544        -           -         -          -          -        8,544
Dividends declared                        -       -        (902)       -           -         -          -          -         (902)
Purchase of treasury stock
  (75,570 shares)                         -       -         -          -        (1,360)      -          -          -       (1,360)
Reissued Treasury Stock contributed to
  RRP (9,918 shares)                      -        49       -          -           119       -        (168)        -          -
Stock options exercised and related
  tax effect (25,703 shares)              -        45       (54)       -           311       -          -          -          302
Unrealized appreciation on securities
  transferred from held to maturity to
  available for sale, net of tax effect   -       -         -        2,091         -         -          -          -        2,091
Change in unrealized appreciation on
  securities available for sale, net
  of tax effect                           -       -         -        1,872         -         -          -          -        1,872
Allocation of ESOP stock and
  amortization of award of RRP stock
  and related tax benefits                -       742       -          -           -         528       467         -        1,737
                                        ----   ------    ------     ------      ------    ------     -----       -----     ------
Balance at December 31, 1995              50   47,331    57,919      2,083      (6,023)   (2,197)     (644)        -       98,519
Net income                                -       -       9,425        -           -         -          -          -        9,425
Dividends declared                        -       -      (2,229)       -           -         -          -          -       (2,229)
Purchase of treasury stock
  (225,537 shares)                        -       -         -          -        (5,516)      -          -          -       (5,516)
Treasury Stock issued for deferred
  compensation plan (30,081 shares)       -       410       -          -           372       -          -         (782)       -
Stock options exercised and related
  tax effect (9,406 shares)               -       104       (23)       -           118       -          -          -          199
Change in unrealized appreciation on
  securities available for sale, net
  of tax effect                           -       -         -       (2,923)        -         -          -          -       (2,923)
Allocation of ESOP stock and
  amortization of award of RRP stock
  and related tax benefits                -       999       -          -           -         343       377         -        1,719
Amortization of deferred compensation
  plan                                    -       -         -          -           -         -          -          190        190
                                        ----   ------    ------     ------      ------    ------     -----       -----     ------
Balance at December 31, 1996           $  50   48,844    65,092       (840)    (11,049)   (1,854)     (267)       (592)    99,384
                                        ====   ======    ======     ======      ======    ======     =====       =====     ======

See accompanying notes to consolidated financial statements.

                     HAVEN BANCORP, INC.
             Consolidated Statements of Cash Flows
                    (Dollars in thousands)

                                                                    Years Ended December 31,
                                                                   --------------------------
                                                                    1996       1995       1994
                                                                   ------     ------     ------
Cash flows from operating activities:
Net income (loss)                                                $ 9,425        8,544     (4,335)
Adjustments to reconcile net income (loss) to net cash
  (used in) provided by operating activities:
Amortization of cost of stock benefit plans                        1,909        1,737      1,388
Amortization of net deferred loan origination fees                  (245)        (433)       (71)
Premiums and discounts on loans, mortgage-backed
  and debt securities                                                233          390      2,081
Provision for loan losses                                          3,125        2,775     13,400
Provision for losses on real estate owned                            291          750     10,309
Deferred income taxes                                                230        5,232     (1,782)
Net gain on sales of interest-earning assets                        (140)        (126)      (372)
Depreciation and amortization                                        878          925      1,208
Increase in accrued interest receivable                           (1,436)      (2,163)      (863)
(Decrease) increase in due to broker                              (4,000)     (25,800)    30,800
Increase (decrease) in other liabilities                           2,278        1,682     (2,022)
Increase in other assets                                          (1,804)      (1,844)    (4,747)
                                                                 -------      -------    -------
Net cash provided by (used in) operating activities               10,744       (8,331)    44,994
                                                                 -------      -------    -------
Cash flows from investing activities:
Net increase in loans                                           (269,343)     (65,505)   (55,080)
Proceeds from disposition of assets (including REO)                4,313        9,703    169,399
Purchases of securities available for sale                      (321,162)     (28,964)    (5,000)
Principal repayments on securities available for sale             73,472        2,800     15,015
Proceeds from sales of securities available for sale             374,840       25,152     59,432
Purchases of debt securities held to maturity                     (6,989)     (99,022)  (130,537)
Principal repayments, maturities and calls on debt securities
held to maturity                                                  37,511       60,693       -
Purchases of mortgage-backed securities held to maturity         (38,357)    (175,859)  (206,449)
Principal repayment on mortgage-backed securities
held to maturity                                                  32,004       74,163     91,015
Purchases of Federal Home Loan Bank Stock, net                    (1,752)      (1,250)      -
Net (increase) decrease in premises and equipment                 (2,108)         483       (200)
                                                                 -------      -------    -------
Net cash used in investing activities                           (117,571)    (197,606)   (62,405)
                                                                 -------      -------    -------
Cash flows from financing activities:
Net increase in deposits                                          54,342       70,284     26,402
Net increase (decrease) in borrowed funds                         55,850      145,502    (10,935)
Increase in mortgagors' escrow balances                            1,394           90        920
Purchase of treasury stock                                        (5,516)      (1,360)    (4,575)
Payment of common stock dividends                                 (2,475)        (454)      -
Stock options exercised                                               95          257       -
                                                                 -------      -------    -------
Net cash provided by financing activities                        103,690      214,319     11,812
                                                                 -------      -------    -------
Net (decrease) increase in cash and cash equivalents              (3,137)       8,382     (5,599)
Cash and cash equivalents at beginning of year                    38,854       30,472     36,071
                                                                 -------      -------    -------
Cash and cash equivalents at end of year                         $35,717       38,854     30,472
                                                                 =======      =======    =======
Supplemental information:
Cash paid during the year for:
Interest                                                         $60,187       54,042     39,489
Income taxes                                                       7,824          685         63
Additions to real estate owned                                     3,470        4,638      7,764
Loans transferred (from) to loans held for sale                  (10,594)      12,038    170,500
Securities purchased not yet received                              1,000        5,000     30,800
Mortgage-backed securities and debt securities held
to maturity transferred to securities available for sale (note 1)   -         447,200     82,800
                                                                  =======     =======    =======

See accompanying notes to consolidated financial statements.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Haven Bancorp, Inc. (the "Holding Company") was formed on March 25, 1993, as the holding company for Columbia Federal Savings Bank (the "Bank"). On September 23, 1993, the Holding Company completed its initial public offering of 4,959,375 shares of common stock in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Concurrent with the conversion process, the Holding Company acquired all of the issued and outstanding stock of the Bank with a portion of the net proceeds.

The accounting and reporting policies of the Holding Company and the Bank and its subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the significant policies and practices:

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Holding Company and its subsidiary, the Bank, and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of each consolidated statement of financial condition and revenues and expenses for the year then ended. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and money market investments.

MONEY MARKET INVESTMENTS
Money market investments represent instruments with maturities of ninety days or less. These investments are carried at cost, adjusted for premiums and discounts which are recognized in interest income over the period to maturity.

DEBT, EQUITY AND MORTGAGE-BACKED SECURITIES
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and mortgage-backed securities ("MBSs") which the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level yield method over the remaining period to contractual maturity, adjusted, in the case of MBSs, for actual prepayments. Debt and equity securities and MBSs to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale securities and are recorded at fair value, with unrealized gains (losses), net of tax, reported as a separate component of stockholders' equity.

In connection with its adoption of SFAS No. 115 on January 1, 1994, the Company reclassified $19.0 million of debt securities and $63.8 million of MBSs previously classified as held to maturity to securities available for sale.

In November, 1995, the Financial Accounting Standards Board ("FASB") issued an implementation guide for SFAS No. 115. The implementation guide provided guidance in the form of a question and answer format and allowed an opportunity from mid-November 1995 to December 31, 1995 for companies to reclassify securities in the held to maturity portfolio to securities in the available for sale portfolio without tainting the remainder of the portfolio. In connection with the implementation guide for SFAS No. 115, the Company reclassified $41.9 million of debt securities and $405.3 million of MBSs previously classified as held to maturity to securities available for sale.

Gains and losses on the sale of securities are determined using the specific identification method and are included in non-interest income.

LOANS HELD FOR SALE
Loans held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance created through charges to operations. Transfers to/from loans held for investment to loans held for sale are recorded at the lower of cost or estimated market value in the aggregate.

LOANS
Loans are carried at their unpaid principal balances, less unearned discounts, net deferred loan origination fees and the allowance for loan losses. Purchased loans are recorded at cost.
Related premiums or discounts are amortized to expense or accreted to income using the level-yield method over the estimated life of the loans.

On January 1, 1995, the Company adopted, on a prospective basis, SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and the amendment thereof, SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements require that impaired loans that are within their scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, at the loan's current observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. SFAS No. 114 does not apply to those large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which, for the Company, include one-to four-family first mortgage loans and cooperative apartment loans ("residential loans") and consumer loans. The implementation of SFAS No. 114 and SFAS No. 118 did not materially affect the Company's consolidated financial statements.

Loans individually reviewed for impairment by the Company within the scope of SFAS No. 114 are limited to loans modified in a troubled debt restructuring ("TDR") and commercial and multi-family first mortgage loans. The measurement value of the Company's impaired loans was based on the fair value of the underlying collateral. The Company's impaired loan identification and measurement process are conducted in conjunction with the Company's review of the adequacy of its allowance for loan losses. Specific factors utilized in the impaired loan identification process include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history and debt coverage. At a minimum, such loans are classified as impaired by the Company when they become past due 90 days. A loan modified in a TDR subsequent to the adoption of SFAS No. 114 is, except as noted, considered impaired. A loan modified in a TDR subsequent to the adoption of SFAS No. 114 is not considered impaired in years following the restructuring if the restructuring agreement specifies an interest rate equal to or greater than the rate the Company was willing to accept at the restructuring date for a new loan with comparable risk and the loan is not impaired based on the terms of the restructuring agreement. Loans that were modified in a TDR prior to the Company's adoption of SFAS No. 114 that are not considered impaired based on the terms of the restructuring agreement continue to be accounted for under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings".

The Company places loans, including impaired loans, on non-accrual status when they become past due 90 days. All interest previously accrued and not collected is reversed against interest income, and income is subsequently recognized only to the extent cash is received until, in management's judgement, a return to accrual status is warranted.

Cash receipts on impaired loans are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case, both principal and interest payments received are applied as a reduction of the carrying value of the loan. For non-performing impaired loans, interest income is recognized to the extent received in cash and not otherwise utilized to reduce the carrying value of the loan. For impaired loans not classified as non-performing by the Company, interest income is recognized on an accrual basis as the Company anticipates the full payment of principal and interest due. The Company's policy is to recognize income on a cash basis for TDRs for a period of six months, after which such loans are returned to an accrual status.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Impaired loans and related reserves have been identified and calculated in accordance with the provisions of SFAS No. 114. The total allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies". The Company's allowance for loan losses is intended to be maintained at a level sufficient to absorb all estimable and probable losses inherent in the loan portfolio. The Company reviews the adequacy of the allowance for loan losses on a monthly basis taking into account past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current and prospective economic conditions and current regulatory guidance.

Management believes that the allowance for loan losses is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and the reviews of various regulatory agencies.

Loan fees received and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the interest method over the contractual lives of the related loans, adjusted for estimated prepayments.

PREMISES AND EQUIPMENT
Land is carried at cost. Buildings, leasehold improvements, furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets except for leasehold improvements which are amortized over the related lease term or estimated useful life.

REAL ESTATE OWNED
Real estate properties acquired through loan foreclosure are recorded at the lower of cost or estimated fair value less estimated selling costs at the time of foreclosure. Subsequent valuations are periodically performed by management and the carrying value may be adjusted by a valuation allowance, established through charges to income and included in real estate operations, net to reflect subsequent declines in the estimated fair value of the real estate. Real estate owned ("REO") is shown net of the allowance. Operating results of real estate owned, including rental income, operating expenses, and gains and losses realized from the sales of properties owned, are also recorded in real estate operations, net.

REVERSE REPURCHASE AGREEMENTS
Reverse repurchase agreements are accounted for as financing transactions. Accordingly, the collateral securities continue to be carried as assets and a borrowing liability is established for the transaction proceeds.

INCOME TAXES
The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Additionally, the recognition of net deferred tax assets is based upon the likelihood of realization of tax benefits in the future. A valuation allowance would be provided for deferred tax assets which are determined more than likely not to be realized.

BENEFIT PLANS
The Company maintains various pension, savings, employee stock ownership and other benefit plans and programs for its employees, including the Bank's Retirement Plan covering substantially all employees who have attained minimum service requirements. The Bank's funding policy is to make contributions to the plan at least equal to the amounts required by applicable Internal Revenue Service regulations. The Bank periodically evaluates the overall effectiveness and economic value of such programs, in the interest of maintaining a comprehensive benefit package for employees. Based on an evaluation of the Retirement Plan in 1996, the Bank concluded that future benefit accruals under the Retirement Plan would cease, or "freeze" on July 1, 1996. Although the benefit accruals are frozen, the Bank will continue to maintain and provide benefits under its Employee Stock Ownership Plan and Employee 401(k) Thrift Incentive Savings Plan ("401(k) Plan"). In connection with the Retirement Plan "freeze", the Bank resumed its matching of contributions to the 401(k) Plan on July 1, 1996.

Post-retirement and post-employment benefits are recorded on an accrual basis with an annual provision that recognizes the expense over the service life of the employee, determined on an actuarial basis.

STOCK COMPENSATION PLANS
In October, 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price, except for employee stock ownership plans. SFAS No. 123 covers transactions with employees and non-employees.

SFAS No. 123 established a new method of accounting for stock-based compensation arrangements with employees. The new method is a fair value based method rather than the intrinsic value based method that is contained in APB Opinion 25 ("Opinion 25"). However, SFAS No. 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities are allowed (1) to continue to use the Opinion 25 method or (2) to adopt the SFAS No. 123 fair value based method. For entities not adopting the SFAS No. 123 fair value based method, SFAS No. 123 requires the entity to display in the footnotes to the financial statements pro forma net income and earnings per share information as if the fair value based method had been adopted. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995, though they may be adopted on issuance. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using the Opinion 25 method must include the effects of all awards granted in fiscal years that begin after December 15, 1994. The Company will continue to apply the Opinion No. 25 method in preparing its consolidated financial statements and will provide the pro forma disclosures required by SFAS No. 123. (See Note 11 to Notes to Consolidated Financial Statements.)

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The Company has utilized interest rate caps to manage its interest rate risk. Generally, the net settlements on such transactions used as hedges of non-trading liabilities are accrued as an adjustment to interest expense over the life of the agreements.

NET INCOME (LOSS) PER COMMON SHARE
Net income (loss) per common and common equivalent share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding and common stock equivalents. Stock options are regarded as common stock equivalents and therefore considered in net income per common share calculations if dilutive. Common stock equivalents are computed using the treasury stock method. The weighted average number of shares outstanding does not include shares which are unallocated by the Employee Stock Ownership Plan ("ESOP") in accordance with American Institute of CPAs ("AICPA") Statement of Position ("SOP") 93-6, "Employers Accounting for ESOPs".

RECENT ACCOUNTING PRONOUNCEMENTS
In June, 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

This Statement supersedes SFAS No. 76, "Extinguishment of Debt,"
SFAS No. 77, "Reporting by Transferors for Transfers of
Receivables with Recourse," and SFAS No. 122, "Accounting for
Mortgage Servicing Rights," and amends SFAS No. 115 and SFAS No.
65, "Accounting for Certain Mortgage Banking Activities."

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. It is to be applied prospectively; earlier or retroactive application is not permitted. SFAS No. 125, when adopted, is not expected to have a material effect on the Company's financial statements.

In December, 1996, the FASB issued SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". The FASB was made aware that the volume and variety of certain transactions and the related changes to information systems and accounting processes that are necessary to comply with the requirements of SFAS No. 125 would make it extremely difficult, if not impossible, for some affected enterprises to apply the transfer and collateral provisions of SFAS No. 125 to those transactions as soon as January 1, 1997. As a result, the Statement defers for one year the effective date (a) of paragraph 15 of SFAS No. 125 and (b) for repurchase agreement, dollar-roll, securities lending, and similar transactions, of paragraphs 9-12 and 237(b) of SFAS No. 125. The provisions of SFAS No. 125 will continue to be applied prospectively, and earlier or retroactive application is not permitted.

2.  SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair values of securities available for sale at December 31 are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value
                                                 ---------  ----------  ---------- ---------
1996
Debt and equity securities available for sale:
U.S. Government and agency obligations           $121,647        163      (3,058)   118,752
Preferred stock                                    26,896        433         -       27,329
                                                  -------     ------      ------    -------
                                                  148,543        596      (3,058)   146,081
                                                  -------     ------      ------    -------
MBSs available for sale:
GNMA Certificates                                     949         34        -           983
FNMA Certificates                                  38,230        518         (26)    38,722
FHLMC Certificates                                 56,863      1,226         (25)    58,064
CMOs and REMICs                                   126,942        230        (917)   126,255
                                                  -------     ------      ------    -------
                                                  222,984      2,008        (968)   224,024
                                                  -------     ------      ------    -------
Total                                            $371,527      2,604      (4,026)   370,105
1995
Debt and equity securities available for sale:
U.S. Government and agency obligations           $ 59,983       -            (76)    59,907
Adjustable-rate MBS Mutual Fund                     3,976       -           -         3,976
                                                  -------     ------      ------    -------
                                                   63,959       -            (76)    63,883
                                                  -------     ------      ------    -------
MBSs available for sale:
GNMA Certificates                                  13,594        339        -        13,933
FNMA Certificates                                  73,613      1,335        (150)    74,798
FHLMC Certificates                                129,622      2,042        (116)   131,548
CMOs and REMICs                                   218,413      1,120        (637)   218,896
                                                  -------     ------      ------    -------
                                                  435,242      4,836        (903)   439,175
                                                  -------     ------      ------    -------
Total                                            $499,201      4,836        (979)   503,058
                                                  =======     ======      ======    =======

In connection with the implementation guide for SFAS No. 115 issued in November 1995, $405.3 million of MBSs previously classified as held to maturity, and carried at amortized cost, were reclassified to MBSs available for sale. The carrying value of such MBSs was adjusted to their market value, which resulted in increasing the carrying value by $3.9 million, and increasing stockholders' equity by $2.1 million, which was net of taxes of $1.8 million. In addition, $41.9 million of debt securities previously classified as held to maturity, and carried at amortized cost, were classified as available for sale. The carrying value of these debt securities approximated market value at the time of the reclassification.

Gross gains of approximately $1,948,000, $126,000 and $639,000 for the years ended December 31, 1996, 1995 and 1994, respectively, were realized on sales of securities available for sale. Gross losses amounted to $1,577,000, $0 and $135,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company's portfolio of MBSs available for sale has an estimated weighted average expected life of approximately 10 years at December 31, 1996. At December 31, 1996, $166.2 million of MBSs available for sale were adjustable-rate securities.

U.S. Government and agency obligations at December 31, 1996 had contractual maturities between June 30, 2000 and September 1,
2016.

Accrued interest receivable on securities available for sale amounted to $4,848,000 and $3,760,000 at December 31, 1996 and
1995, respectively.

3.  DEBT SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gains and losses and estimated fair values of debt securities held to maturity at December 31 are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value
                                                 ---------  ----------  ---------- ---------
1996
U.S. Government and agency obligations            $51,957         16        (876)    51,097
Corporate debt securities                          45,350         46        (169)    45,227
                                                   ------        ---       -----    -------
Total                                             $97,307         62      (1,045)    96,324
                                                   ======        ===       =====    =======
1995
U.S. Government and agency obligations            $82,476         15        (117)    82,374
Corporate debt securities                          45,320         -         (883)    44,437
                                                   ------        ---       -----    -------
Total                                            $127,796         15      (1,000)   126,811
                                                   ======        ===       =====    =======

The amortized cost and estimated fair value of debt securities held to maturity at December 31 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       1996                  1995
                                                           Estimated             Estimated
                                                Amortized    fair     Amortized    fair
(In thousands)                                    Cost       value      Cost       value
                                                ---------  ---------  ---------  ---------
Due in one year or less                          $  -          -            18         18
Due after one year through five years             54,324     54,212     70,372     69,384
Due after five years through ten years            12,022     11,853     32,481     32,496
Due after ten years                               30,961     30,259     24,925     24,913
                                                 -------    -------    -------    -------
Total                                           $ 97,307     96,324    127,796    126,811
                                                 =======    =======    =======    =======

Accrued interest receivable on debt securities held to maturity amounted to $1,318,000 and $1,921,000 at December 31, 1996 and
1995, respectively.

4.  MORTGAGE-BACKED SECURITIES HELD TO MATURITY
The amortized cost, gross unrealized gains and losses and estimated fair values of MBSs held to maturity at December 31 are summarized as follows:

                                   Gross       Gross    Estimated
                      Amortized  unrealized  unrealized   fair
(In thousands)          Cost       gains       losses     value
                      ---------  ----------  ---------- ---------
1996
FNMA Certificates     $ 71,460        185       (1,731)   69,914
FHLMC Certificates      39,889        284         (579)   39,594
CMOs and REMICs         86,591        409         (826)   86,174
                       -------       ----       ------   -------
Total                 $197,940        878       (3,136)  195,682
                       =======       ====       ======   =======
1995
FNMA Certificates     $ 78,995        162       (1,043)   78,114
FHLMC Certificates      41,222        331         (201)   41,352
CMOs and REMICs         70,497        405         (817)   70,085
                       -------       ----       ------   -------
Total                 $190,714        898       (2,061)  189,551
                       =======       ====       ======   =======

The estimated weighted average expected life of the MBSs held to maturity portfolio was approximately 5.0 years at December 31, 1996.

At December 31, 1996 and 1995, $10.1 million and $11.9 million, respectively, of the MBSs held to maturity portfolio consists of adjustable-rate securities. Such securities had an estimated fair value of $10.0 million and $11.8 million, respectively.

The privately-issued CMOs and REMICs contained in the Company's held to maturity and available for sale portfolios have generally been underwritten by large investment banking firms with the timely payment of principal and interest on these securities supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all such securities are rated AAA by one or more of the nationally recognized securities rating agencies. These securities are subject to certain credit-related risks normally not associated with U.S. Government and agency mortgage-backed securities. Among such risks is the limited loss protection generally provided by the various forms of credit enhancements as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the credit worthiness of the enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the MBS holder could be subject to risk of loss similar to the purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect the Company from losses, and therefore the Company has not provided an allowance for losses on its privately issued MBSs.

Accrued interest receivable on MBSs held to maturity amounted to $1,180,000 and $1,118,000 at December 31, 1996 and 1995,
respectively.

5.  LOANS

Loans, net at December 31 are summarized as follows:

(In thousands)                                  1996      1995
                                               ------    ------
First mortgage loans:
Principal balances:
One-to four-family                            $552,968   320,442
Multi-family                                   105,341    78,797
Commercial                                     127,956   111,038
Construction                                     4,227     5,737
Partially guaranteed by VA or insured by FHA     3,850     4,819
                                               -------   -------
                                               794,342   520,833

Less net deferred loan origination fees,
  unearned discounts and unamortized premiums     (786)   (1,029)
                                               -------   -------
Total first mortgage loans                     793,556   519,804
                                               -------   -------
Cooperative apartment loans, net                19,936    10,187
                                               -------   -------
Other loans:
Consumer loans                                  15,938    19,619
Home equity loans                               15,677    16,454
Other                                            2,479     2,894
                                               -------   -------
Total other loans                               34,094    38,967
                                               -------   -------
                                               847,586   568,958
Less allowance for loan losses                 (10,704)   (8,573)
                                               -------   -------
Total                                         $836,882   560,385
                                               =======   =======

Included in total loans are loans on which interest is not being accrued and loans which have been restructured with the result that interest has been reduced or foregone. The principal balances of these loans are summarized as follows:

                                       December 31,
(In thousands)                       1996        1995
                                    ------      ------
Non-accrual loans                  $ 10,733       9,805
Restructured loans                    3,160       7,072
                                     ------      ------
Total                              $ 13,893      16,877
                                     ======      ======

If interest income on non-accrual loans had been current in accordance with the original terms, approximately $489,000, $889,000 and $1,278,000 of interest income would have been recorded for the years ended December 31, 1996, 1995 and 1994, respectively. Approximately $220,000, $280,000 and $261,000 of interest income was recognized on non-accrual loans for the years ended December 31, 1996, 1995 and 1994, respectively. The Bank has no obligation to fund any additional monies on these loans.

The amount of interest income that would have been recorded if restructured loans had been performing in accordance with their original terms (prior to being restructured) was $505,000, $714,000 and $967,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Bank services for investors first mortgage loans which are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of such loans were approximately $197.0 million and $219.8 million at December 31, 1996 and 1995, respectively.

The geographical location of the Bank's loan portfolio is primarily within the New York metropolitan area.

During 1996, $10.6 million of cooperative apartment loans previously transferred to loans held for sale were returned to the loan portfolio at their estimated market value.

Accrued interest receivable on loans amounted to $4,826,000 and $3,640,000 at December 31, 1996 and 1995, respectively.

6.  ALLOWANCES FOR LOAN AND REAL ESTATE OWNED LOSSES

Impaired loans and related reserves have been identified and calculated in accordance with the provisions of SFAS No. 114. The total allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies".

As such, the Company has provided amounts for anticipated losses that exceed the immediately identified losses associated with loans that have been deemed impaired. Provisions have been made and reserves established accordingly, based upon experience and expectations, for losses associated with the general population of loans, specific industry and loan types, including residential and consumer loans which are not subject to the provisions of SFAS 114.

The following table summarizes information regarding the Company's impaired loans at December 31:

                                               1996                          1995
                                                Related                       Related
                                               Allowance                     Allowance
                                      Recorded  for Loan   Net      Recorded  for Loan    Net
(In thousands)                       Investment  Losses Investment Investment  Losses  Investment
                                     ---------- ------- ---------- ---------- -------- ----------
Residential loans:
With a related allowance              $  -         -         -        3,076       517     2,559
Without a related allowance             4,423      -       4,423      1,552       -       1,552
                                       ------     ----    ------     ------     -----    ------
Total residential loans                 4,423      -       4,423      4,628       517     4,111
                                       ------     ----    ------     ------     -----    ------
Multi-family and non-residential loans:
With a related allowance                  981      321       660      1,228       243       985
Without a related allowance             5,329      -       5,329     11,611       -      11,611
                                       ------     ----    ------     ------     -----    ------
Total multi-family and non-residential
  loans                                 6,310      321     5,989     12,839       243    12,596
                                       ------     ----    ------     ------     -----    ------
Total impaired loans                  $10,733      321    10,412     17,467       760    16,707
                                       ======     ====    ======     ======     =====    ======

The Company's average recorded investment in impaired loans for the years ended December 31, 1996 and 1995 was $9.8 million and $23.9 million, respectively. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income, amounted to $489,000 and $949,000 for the years ended December 31, 1996 and 1995, respectively.

Activity in the allowance for loan losses for the years ended
December 31 is as follows:

(In thousands)                     1996     1995     1994
                                  ------   ------   ------
Balance at beginning of year     $ 8,573   10,847   21,606
Charge-offs:
One-to four-family                  (771)    (472)    (264)
Cooperative                         (524)  (2,142)  (8,747)
Multi-family                         (30)  (1,299)  (7,932)
Non-residential and other           (560)  (1,541)  (7,798)
                                  ------   ------   ------
Total charge-offs                 (1,885)  (5,454) (24,741)
Recoveries                           891      405      582
                                  ------   ------   ------
Net charge-offs                     (994)  (5,049) (24,159)
Provision for loan losses          3,125    2,775   13,400
                                  ------   ------   ------
Balance at end of year           $10,704    8,573   10,847
                                  ======   ======   ======

As part of the major bulk sales program in 1994, the Bank sold $170.5 million of loans and established additional provisions of $7.5 million in connection with the sales. In connection with the sale of cooperative apartment loans, a letter of credit was established. (See Note 12 to Notes to Consolidated Financial Statements.)

Activity in the allowance for REO for the years ended December 31 is as follows:

(In thousands)                     1996     1995     1994
                                  ------   ------   ------
Balance at beginning of year      $ 178      717     2,188
Provision charged to operations     291      750    10,309
Charge-offs                        (450)  (1,414)  (11,780)
Recoveries                           62      125      -
                                    ---    -----    ------
Balance at end of year            $  81      178       717
                                    ===    =====    ======

As part of the major bulk sales program during 1994, the Company sold $12.0 million of cooperative apartments and established additional provisions of $7.7 million in connection with the sales which are included in REO operations, net in the Consolidated Statements of Operations.

7.  DEPOSITS
Deposits at December 31 are summarized as follows:

                                                     Weighted
(Dollars in thousands)           Amount   Percent  average rates
                                 ------   -------  -------------
1996
Passbook accounts             $  361,707   31.8%      2.58%
Money market                      55,010    4.8       3.51
NOW                              111,516    9.8       0.90
Demand                             8,456    0.8        -
                               ---------   ----
                                 536,689   47.2       2.28
Certificates of deposit          601,099   52.8       5.40
                               ---------  -----
Total                         $1,137,788  100.0%      3.93%
                               =========  =====
1995
Passbook accounts             $  375,957   34.7%      2.52%
Money market                      63,047    5.8       3.63
NOW                               95,617    8.8       1.74
Demand                            15,815    1.5        -
                               ---------  -----
                                 550,436   50.8       2.44
Certificates of deposit          533,010   49.2       6.02
                               ---------  -----
Total                         $1,083,446  100.0%      4.20%
                               =========  =====

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to approximately
$41,691,000 and $34,323,000 at December 31, 1996 and 1995,
respectively.

Scheduled maturities of certificates of deposit at December 31 are summarized as follows:

                                 1996              1995
(Dollars in thousands)      Amount  Percent   Amount  Percent
                            ------  -------   ------  -------
Within six months          $305,641   50.8%  $233,972   43.9%
Six months to one year      140,529   23.4    147,201   27.6
One to two years            116,982   19.5     82,527   15.5
Over two years               37,947    6.3     69,310   13.0
                            -------  -----    -------  -----
Total                      $601,099  100.0%  $533,010  100.0%
                            =======  =====    =======  =====

The deposits of the Bank are insured up to $100,000 per depositor (as defined by law and regulation) by the Savings Association Insurance Fund ("SAIF") which is administered by the FDIC. Deposits of certain other financial institutions are insured by the Bank Insurance Fund ("BIF"). On September 30, 1996, as part of the omnibus appropriations bill, Congress passed and President Clinton signed the Deposit Insurance Funds Act of 1996 ("Act"). The Act has significantly reduced and should eventually end the premium disparity that has existed between banks insured by the BIF and thrifts insured by the SAIF. The Act required SAIF-insured institutions to pay a special one-time assessment to recapitalize the SAIF. The Bank's special one-time insurance assessment amounted to $6.8 million. Beginning January 1, 1997, the schedule of SAIF assessment rates became the same as the schedule of BIF assessment rates. The Act also required BIF-insured institutions to pay a portion of the interest due on Financial Corporation ("FICO") bonds beginning January 1, 1997. Beginning January 1, 2000, or the date at which no thrift institution continues to exist, BIF-insured institutions will be required to pay their full pro rata share of FICO payments.

8.  BORROWED FUNDS
Borrowed funds at December 31 are summarized as follows:

(Dollars in thousands)                          1996     1995
                                               ------   ------
Other secured borrowings:
Collateralized mortgage obligation at 9.00%
maturing through 2016, net of unamortized
discount of $0 in 1996 and $231 in 1995
secured by mortgage-backed securities with
a carrying value of $12,214 in 1996 and
$16,529 in 1995 (notes 2 and 4)               $  2,985    7,974
                                               -------  -------
Fixed-rate advances from the FHLB of New York:
4.61% to 6.93% due in 1996                        -      94,175
5.55% to 7.125% due in 1997                    138,450   20,000
5.74% due in 1998                               20,000   20,000
5.355% due in 1999                              20,000     -
                                               -------  -------
                                               178,450  134,175
                                               -------  -------
Securities sold under agreements to repurchase:
Fixed rate agreements:
5.70% to 5.96% due in 1996                        -     104,590
5.50% to 6.250% due in 1997                    108,106   21,442
5.51% to 5.72% due in 1998                      34,800     -
                                               -------  -------
                                               142,906  126,032
                                               -------  -------
Debt of Employee Stock Ownership Plan (note 11)  2,092    2,402
                                               -------  -------
                                              $326,433  270,583
                                               =======  =======

At December 31, 1996 and 1995, pursuant to a physical pledge collateral agreement, advances from the FHLB of New York were collateralized by MBSs with an estimated fair value of approximately $90,814,000 and $107,600,000, respectively. At December 31, 1996 and 1995, advances from the FHLB of New York were also collateralized by U.S. Government and Agency obligations with an estimated fair value of approximately $126,826,000 and $50,000,000, respectively. At December 31, 1996 the Bank has unused lines of credit totalling $11,550,000 with the FHLB of New York.

At December 31, 1996, all securities sold under agreements to repurchase were delivered to primary dealers who arranged the transactions. The securities will remain registered in the name of the Bank and will be returned at maturity. During the years ended December 31, 1996 and 1995, securities sold under agreements to repurchase averaged $128,677,000 and $94,374,000, respectively. The maximum amounts outstanding at any month-end were $142,906,000 and $150,249,000, respectively. The average interest rate paid during the years ended December 31, 1996 and 1995 were 5.65% and 5.98%, respectively. MBSs with an estimated fair value of approximately $151,700,000 and $133,700,000 were pledged as collateral at December 31, 1996 and 1995, respectively.

9. FEDERAL, STATE AND LOCAL TAXES

FEDERAL INCOME TAXES
The Company and its subsidiaries file a consolidated Federal income tax return on a calendar-year basis. Under Section 593 of the Internal Revenue Code of 1986, as amended ("Code"), prior to January 1, 1996 thrift institutions such as the Bank which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts. Such thrift institutions were also permitted to make annual additions to the reserve, to be deducted in arriving at their taxable income within specified limitations. The Bank's deduction was computed using an amount based on the Bank's actual loss experience ("experience method"), or a percentage equal to 8% of the Bank's taxable income ("PTI method"). Similar deductions for additions to the Bank's bad debt reserve were also permitted under the New York State Bank Franchise Tax and the New York City Banking Corporation Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI method was 32% rather than 8%.

Under the Small Business Job Protection Act of 1996 ("1996 Act"), signed into law in August 1996, Section 593 of the Code was amended. The Bank will be unable to make additions to the tax bad debt reserves but will be permitted to deduct bad debts as they occur. Additionally, the 1996 Act required institutions to recapture (that is, include in taxable income) the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987 ("base year"). The Bank's federal tax bad debt reserves at December 31, 1995 exceeded its base year reserves by $2.7 million which will be recaptured into taxable income ratably over a six year period. This recapture will be frozen for 1997 since the Bank satisfies specified mortgage origination tests. The base year reserves will be subject to recapture, and the Bank could be required to recognize a tax liability, if (i) the Bank fails to qualify as a "bank" for Federal income tax purposes; (ii) certain distributions are made with respect to the stock of the Bank;
(iii) the Bank uses the bad debt reserves for any purpose other than to absorb bad debt losses; and (iv) there is a change in Federal tax law. Management is not aware of the occurrence of any such event.

In response to the Federal legislation, the New York State tax law has been amended to prevent the recapture of existing tax bad debt reserves and to allow for the continued use of the PTI method to determine the bad debt deduction in computing New York State tax liability. No such amendments have been made to date with respect to the New York City tax law. This may result in there being a recapture of the New York City bad debt reserves in excess of the base year, December 31, 1987. However, the Company cannot predict whether such changes will be made or as to the form of the changes.

The components of the net deferred tax assets at December 31 are as follows:

(In thousands)                                   1996    1995
                                                ------  ------
Deferred tax assets:
Difference between financial statement credit
  loss provision and tax bad-debt deduction    $ 4,874   4,087
Non-accrual interest and non-performing loan
  expense                                        1,002   1,347
Securities marked to market for financial
  statement purposes                               582     -
Other                                            1,235   1,214
                                                ------  ------
Total deferred tax assets                        7,693   6,648
                                                ------  ------
Valuation allowance                                -      (800)
                                                ------  ------
Deferred tax liabilities:
Recapture of Tax Bad Debt Reserve               (1,241)    -
Securities marked to market for financial
  statement purposes                               -    (1,774)
Basis difference of fixed assets                  (143)    (15)
Other                                             (124)    -
                                                ------  ------
Total deferred tax liabilities                  (1,508) (1,789)
                                                ------  ------
Net deferred tax assets                        $ 6,185   4,059
                                                ======  ======

The Company had an $800,000 valuation allowance for its deferred tax asset as of December 31, 1995, related to potential New York State and New York City deferred tax assets. Upon review of the Company's deferred tax assets as of December 31, 1996, the Company determined that the valuation allowance was no longer required. The Company will continue to review the recognition criteria as set forth in SFAS No. 109, "Accounting for Income Taxes" on a quarterly basis and determine the need for a valuation allowance accordingly.

Income tax expense (benefit) for the years ended December 31 are summarized as follows:

(In thousands)                          1996    1995    1994
                                       ------  ------  ------
Current:
Federal                               $ 3,391   1,273    (943)
State and local                         2,813     725     250
                                       ------  ------  ------
                                        6,204   1,998    (693)
                                       ------  ------  ------
Deferred:
Federal                                   906   3,302  (1,053)
State and local                          (676)  1,930    (729)
                                       ------  ------  ------
                                          230   5,232  (1,782)
                                       ------  ------  ------
Total income tax expense (benefit)    $ 6,434   7,230  (2,475)
                                       ======  ======  ======

The following is a reconciliation of statutory Federal income tax expense (benefit) to the combined effective income tax expense
(benefit) for the years ended December 31:

(In thousands)                                      1996    1995    1994
                                                   ------  ------  ------
Statutory Federal income tax expense (benefit)    $ 5,392   5,363  (2,315)
State and local income taxes, net of Federal
income tax benefit                                  1,410   1,752    (311)
Change in deferred tax asset valuation allowance     (800)   (300)    -
Tax bad debt reserve                                 (780)    -       -
Other, net                                          1,212     415     151
                                                   ------  ------  ------
Total income tax expense (benefit)                $ 6,434   7,230  (2,475)
                                                   ======  ======  ======

STATE AND LOCAL TAXES
The Company and subsidiaries file combined New York State franchise tax and New York City financial corporation tax returns on a calendar-year basis. The Company's annual tax liability for each year is the greatest of a tax on (i) allocated entire net income; (ii) allocated alternative entire net income; (iii) allocated assets to New York State and/or New York City; or (iv) a minimum tax. Operating losses cannot be carried back or carried forward for New York State or New York City tax purposes.

The Company expects to determine its 1996 New York State and New
York City tax liability based on entire net income. The Company has provided for New York State and New York City taxes based on assets for the years ended December 31, 1995 and 1994.

10.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS

RETIREMENT PLAN
The Company has a qualified, non-contributory defined benefit pension plan covering substantially all of its eligible employees. The Company's policy is to fund pension costs in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974, and to provide the plan with sufficient assets with which to pay pension benefits to plan participants. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Based on an evaluation of the Retirement Plan in 1996, the Bank concluded that future benefit accruals under the Retirement Plan would cease or "freeze" effective July 1, 1996. The Bank recognized a curtailment gain of approximately $266,000 as of July 1, 1996. The Bank made a cash contribution of $352,000 to the plan in January 1997.

The following is a reconciliation of the funded status of the Plan and the amount of accrued pension cost as determined by the Plan's actuary in accordance with SFAS No. 87, based upon actuarial information as of July 1, 1996 and January 1, 1995, respectively:

(In thousands)                                                 1996     1995
Actuarial present value of benefit obligations:
Vested                                                       $ 7,800    6,906
Non-vested                                                       356      207
                                                               -----    -----
                                                               8,156    7,113
Effect of projected future compensation                         -       1,726
                                                               -----    -----
Projected benefit obligation for service rendered to date      8,156    8,839
Plan assets, at fair value                                     7,832    7,327
                                                               -----    -----
Deficiency of plan assets under projected benefit obligation    (324)  (1,512)
Unrecognized net transition asset (from adoption
  of SFAS No. 87) being amortized over 18 years                 -        (125)
Prior service cost not yet recognized                           -        (138)
Unrecognized net loss from past experience different from
  that assumed and effects of changes in assumptions            -       1,331
                                                               -----    -----
Accrued pension cost                                         $  (324)    (444)
                                                               =====    =====

The amount of accrued pension cost recognized in the Company's consolidated statements of financial condition at December 31, 1996 was $101,000.

The components of net pension expense, exclusive of the aforementioned 1996 curtailment gain, for the years ended
December 31 are as follows:

(In thousands)                                      1996  1995  1994
                                                    ----  ----  ----
Service cost (benefits earned during the period)   $ 211   338   409
Interest cost on projected benefit obligation        597   626   591
Actual return on plan assets                        (714) (652) (587)
Net amortization and deferral                          2   (20)  (19)
                                                     ---   ---   ---
Net pension expense                                $  96   292   394
                                                     ===   ===   ===

Assumptions used to develop the actuarial present value of benefit obligations at December 31 were:

                                          1996   1995   1994
                                         ------ ------ ------
Discount rate                             7.00%  8.25%  7.25%
Expected long-term rate of return         9.00   9.00   8.00
Rate of increase in compensation levels   5.00   6.00   4.50

THRIFT INCENTIVE SAVINGS PLAN
The Bank maintains a 401(k) thrift incentive savings plan which provides for employee contributions on a pre-tax basis up to a maximum of 16% of total compensation, with matching contributions to be made by the Bank equal to 50% of employee contributions, not to exceed employee contributions greater than 6% of total compensation. During the two years ended December 31, 1995, the Bank elected not to match employee contributions. In connection with the Retirement Plan freeze, the Bank resumed matching employee contributions which totalled $120,000 for the period July 1, 1996 through December 31, 1996.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
In 1996, the Bank implemented a non-qualified defined benefit supplemental executive retirement plan ("SERP") for the President and Chief Executive Officer. The SERP is an unfunded plan. During 1996, the Bank accrued $132,000 for the SERP. At December 31, 1996, the accumulated benefit obligation was $890,000.

The Bank also maintains a non-qualified defined benefit SERP for the Chairman of the Board. The SERP is an unfunded plan. The SERP provides for an annual retirement benefit of $120,000 for 10 years after retirement which occurred in 1995. The SERP also provides for a lump sum benefit of $1.2 million payable to the estate of the Chairman of the Board in the event of his death prior to retirement, or in the event of a hostile change in control after retirement but prior to the payment of the entire benefit; any unpaid benefit shall be paid in a lump sum. The Company had accrued the entire $1.2 million liability under the unfunded plan through December 31, 1995.

POST-RETIREMENT LIFE INSURANCE BENEFITS
The Company provides life insurance coverage to retirees under two separate insurance plans. The first plan provides life insurance coverage equal to one-half of annual pay at retirement, subject to a maximum of $10,000 and a minimum of $2,000. The second plan provides life insurance coverage equal to two times annual pay reduced by 10% per year for each of the first five years following retirement.

The following table sets forth the components of post-retirement life insurance benefits expense for the years ended December 31:

                                          1996   1995   1994
                                         ------ ------ ------

Service cost                              $ 29    18     21
Interest cost                               59    46     44
Actual return on plan assets                 9    -      -
Amortization of transition obligation
  (from adoption of SFAS No. 106)
  being amortized over 20 years             25    25     25
                                           ---   ---    ---
Net post-retirement benefits expense      $122    89     90
                                           ===   ===    ===
Assumptions used to develop the accumulated
post-retirement benefit obligation were:
Discount rate                              7.50% 8.25% 7.25%
Rate of increase in compensation levels    5.00  6.00  4.50

At December 31, 1996 and 1995, the accumulated post-retirement benefit obligation totaled $824,000 and $559,000, respectively.
The accrued post-retirement benefit liability at those dates was $360,000 and $238,000, respectively.

11.  STOCK PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
The Bank established for eligible employees an Employee Stock Ownership Plan ("ESOP") in connection with the Conversion. The ESOP borrowed $3.5 million from an unrelated third party lender and purchased 347,156 common shares issued in the Conversion. The Bank is expected to make scheduled cash contributions to the ESOP sufficient to service the amount borrowed over a period not to exceed 10 years. The unpaid balance of the ESOP loan is included in borrowed funds and the unamortized balance of unearned compensation is shown as unallocated common stock held by the ESOP reflected as a reduction of stockholders' equity. As of December 31, 1996, total contributions to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled approximately $2,057,000. At December 31, 1996, the loan had an outstanding balance of $2,092,000 and an interest rate of 7.91%. The loan, as amended on December 29, 1995, is payable in thirty two equal quarterly installments beginning December 1995 and ending September 2003. The loan bears interest at a floating rate based on the federal funds rate plus 250 basis points. Dividends declared on common stock held by the ESOP which have been allocated to the account of a participant are allocated to the account of such participant. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant are used to repay the ESOP loan. The Company recorded $983,000, $1,246,000 and $785,000 of ESOP expense for the years ended December 31, 1996, 1995 and 1994, respectively. For the years ended December 31, 1996, 1995 and 1994, ESOP expense was based on the fair market value of the shares allocated in accordance with the AICPA SOP 93-6 which was adopted on January 1, 1994. At December 31, 1996, there were 219,725 shares remaining for future allocation, of which 34,330 shares will be allocated for the 1996 year in the first quarter of 1997.

RECOGNITION AND RETENTION PLANS
The Bank has established several Recognition and Retention Plans ("RRPs") which purchased in the aggregate 148,781 shares of common stock in the Conversion. The Bank contributed $1.5 million to fund the purchase of the RRP shares. In 1995, the RRP was amended to increase the number of shares of common stock which may be granted by 9,918 shares and such shares were contrib-uted to the RRP from treasury stock. During 1996, the remaining previously unallocated shares totaling 8,601 were awarded to directors and officers. The fair market value of these shares at the date of the award will be amortized as compensation expense as participants become vested. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity. For the years ended December 31, 1996, 1995 and 1994, respectively, $409,000, $490,000 and $430,000 of expense has been recognized.

STOCK OPTION AND INCENTIVE PLANS
In 1993, the Holding Company adopted stock option plans for the benefit of directors (the "1993 Directors Plan") and for officers and other key employees (the "1993 Stock Plan") of the Bank. The number of shares of common stock reserved for issuance under the stock option plans was equal to 10% of the total number of shares of common stock issued pursuant to the Bank's Conversion to the stock form of ownership. In 1995, the 1993 Stock Plan was amended to increase the number of shares for which stock options may be granted by 34,715 shares. All options awarded to employees vest over a three year period beginning one year from the date of grant. The option exercise price cannot be less than the fair value market of the underlying common stock as of the date of the option grant, and the maximum option term cannot exceed ten years. The stock options awarded to directors become exercisable one year from the date of grant. In 1996, the remaining 5,885 options were granted from the 1993 Stock Plan and the remaining 18,602 options were granted from the 1993 Directors Plan.

At the annual meeting of stockholders on April 24, 1996, the stockholders approved the Haven Bancorp, Inc. 1996 Stock Incentive Plan which provided 210,000 shares for the grant of options and restricted stock awards. On April 24, 1996, an aggregate of 1,976 shares of restricted stock was granted to directors which vested six months from the date of grant and an aggregate of 27,989 shares was granted to officers and employees on May 23, 1996, which vest over a three year period beginning one year from the date of grant. In addition, an aggregate of 116 shares was granted to two new directors on October 1, 1996 which vested on December 31, 1996. Such shares were recorded as unearned compensation at their fair market value on the date of the award (which is reflected as a reduction of stockholders' equity), to be amortized to expense over the vesting period. During 1996, an aggregate of 160,850 options were granted to directors and officers under the 1996 Stock Incentive Plan, which vest over a three year period beginning one year from the date of grant.

The following table summarizes certain information regarding the stock option plans:

                                                      Number of shares of
                                                       Non-      Non-     Weighted
                                           Incentive Statutory Qualified  Average
                                             Stock     Stock   Options to Exercise
                                            Options   Options  Directors   Price
                                           --------- --------- ---------- --------
Options reserved in conversion              158,112   189,044   148,781    $10.00
                                            -------   -------   -------     -----
Balance outstanding at December 31,1993     154,381   189,044   111,582     10.00
Granted                                        -         -       18,597     16.69
Forfeited                                    (7,438)     -         -        10.00
Exercised                                      -         -         -          -
                                            -------   -------   -------     -----
Balance outstanding at December 31, 1994    146,943   189,044   130,179     10.27
Granted                                        -       40,000      -        16.94
Forfeited                                      -         -         -          -
Exercised                                   (20,825)   (4,878)     -        10.00
                                            -------   -------   -------     -----
Balance outstanding at December 31, 1995    126,118   224,166   130,179     10.84
Granted                                      91,285    19,450    74,602     25.82
Forfeited                                      -         -         -          -
Exercised                                    (9,406)     -         -        10.00
                                            -------   -------   -------     -----
Balance outstanding at December 31, 1996    207,997   243,616   204,781    $15.08
                                            =======   =======   =======     =====
Shares exercisable at December 31, 1996      89,934   197,499   130,179    $10.51

                                            =======   =======   =======     =====

The fair value of each share grant is estimated on the date of grant using the Black-Scholes option - pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 1.93% in 1996 and 1995; expected volatility of 16.85% in 1996 and 1995; risk-free interest rates of 5.89% to 6.38% in 1996 and 6.29% in 1995; and expected lives of 3 years for the 1993 Stock Plan, 8 years for the 1993 Directors Plan and 3 years for grants to officers and employees under the 1996 Stock Incentive Plan and 8 years for grants to directors under that plan.

Had compensation cost for the Company's three stock-based compensation plans been determined consistent with SFAS No. 123 for awards made after January 1,1995, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below for the years ended December 31:

(Dollars in thousands,                 1996        1995
 except per share data)               ------      ------
Net income       As reported         $ 9,425       8,544
                 Pro forma             9,135       8,364
Net income per common share:
Primary          As reported         $  2.12        1.89
                 Pro forma              2.06        1.85
Fully diluted    As reported         $  2.11        1.87
                 Pro forma              2.04        1.83

12.  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS
At December 31, 1996, the Company was obligated under several noncancelable operating leases on property used for office space and banking purposes. Several of the leases contain escalation clauses which provide for increased rentals, primarily based upon increases in real estate taxes. Rent expense under these leases was approximately $404,000, $379,000 and $310,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

The projected minimum rental payments under the terms of the noncancelable leases at December 31, 1996 are as follows:

     Years ending December 31,           (In thousands)
          1997                              $  772
          1998                                 661
          1999                                 577
          2000                                 415
          2001                                 245
          Thereafter                            25
                                             -----
                                            $2,695
                                             =====
Four supermarket branches have opened through December 31, 1996, and the leases related thereto are reflected in the table above. In September 1996, the Bank entered into an agreement to open approximately 44 full-service bank branches in Pathmark supermarkets throughout New York City, Long Island, Westchester and Rockland counties by early 1998.

LOAN COMMITMENTS
The Company had outstanding commitments totaling $55.8 million to originate loans at December 31, 1996 of which $15.2 million were fixed rate loans and $40.6 million were variable rate loans. For fixed rate loan commitments at December 31, 1996, the interest rates on mortgage loans ranged from 6.375% to 10.0%. The standard commitment term for these loans is 45 days. For other consumer fixed-rate loan commitments, interest rates ranged from 9.75% to 10.5% with the standard term of the commitment of 30 days. Loan commitments are made at current rates and no material difference exists between book and market values of such commitments.

For commitments to originate loans, the Company's maximum exposure to credit risk is represented by the contractual amount of those instruments. Those commitments represent ultimate exposure to credit risk only to the extent that they are subsequently drawn upon by customers. The Company uses the same credit policies and underwriting standards in making loan commitments as it does for on-balance-sheet instruments. For loan commitments, the Company would generally be exposed to interest rate risk from the time a commitment is issued with a defined contractual interest rate.

In connection with the securitization and sale of $48.6 million of cooperative apartment loans in 1994, a letter of credit totalling $6.8 million was established with the FHLB. The letter of credit provides a level of protection of approximately 14% to the buyer against losses on the cooperative apartment loans sold behind a pool insurance policy the Bank purchased which provides a level of protection of approximately 20%. The letter of credit totalled $6.8 million at December 31, 1996.

INTEREST RATE CAPS
During the year ended December 31, 1995, the Company, in order to hedge a portion of the borrowings to fund a $75 million leverage transaction, purchased an interest rate cap on a $25.0 million notional principal amount on which it will receive a payment, based on the notional principal amount, equal to the three month LIBOR rate in excess of 8% on any reset date for a three year period. The premium paid for the cap, $133,000, which is carried in other assets is being amortized to interest expense over the term of the contract. As of December 31, 1996 and 1995, three month LIBOR was 5.56% and 5.63%, respectively. Interest expense on borrowed funds was increased by approximately $44,000 and $11,000 during the years ended December 31, 1996 and 1995, respectively, as a result of this agreement.

LITIGATION AND LOSS CONTINGENCY
On February 6, 1995, Nationar, the entity that provided check collection services for the Bank was seized by the Superintendent of Banks of the State of New York ("Superintendent"). Checks in process of collection for the Bank totalling $8.9 million were held by Nationar at the time it was seized. In April 1995, $3.9 million of these funds were remitted to the Bank. On June 27, 1996, the Bank received a partial payment of its claims against Nationar totalling $4,987,000, at which time $389,000 of a $430,000 reserve previously established was taken into income. On November 20, 1996, the Supreme Court of the State of New York entered an order authorizing the Superintendent to pay a final payment to creditors of Nationar whose claims or accounts payable have been accepted by the Superintendent, reduced by any previous partial payments on such claims or account payable. The Bank received $33,000 which represents the final aggregate payment on the remaining claims totaling $54,000.

In February, 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of the Bank. At December 31, 1995, the Bank has a class action lawsuit related thereto pending, whereby the plaintiffs are seeking recovery of approximately $12,900,000 in actual damages and an additional $12,900,000 of unspecified damages. The Banks ultimate liability, if any, which might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against these actions and has and will continue to defend its position. Accordingly, no provision for any liability that may result upon adjudication has been recognized in the accompanying consolidated financial statements.

The Company is involved in various legal actions arising in the ordinary course of business, which in the aggregate, are believed by management to be immaterial to the financial position of the Company.

13.  STOCKHOLDERS' EQUITY
At the time of its conversion to a stock savings bank, the Bank established a liquidation account in an amount equal to its total retained earnings as of June 30, 1993. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank, after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance of the liquidation account was approximately $20.8 million at December 31, 1996.

Subsequent to the conversion, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock, if the effect would cause stockholders' equity to be reduced below the amount required for the liquidation account, applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements. Office of Thrift Supervision ("OTS") regulations provide that an institution that exceeds all fully phased-in capital requirements, before and after a proposed capital distribution could, after prior notice but without prior approval of the OTS, make capital distributions during the calendar year up to 100% of net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year period. Any additional capital distributions would require prior regulatory approval. Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of future dividends may depend upon dividends from the Bank.

TREASURY STOCK TRANSACTIONS
During the year ended December 31, 1996, the Company repurchased 225,537 shares under its third repurchase program that was completed March 11, 1996. During the year ended December 31, 1995, the Company repurchased 75,570 shares under its second repurchase program that was completed June 28, 1995.

REGULATORY CAPITAL
As required by regulation of the OTS, savings institutions are required to maintain regulatory capital in the form of a "tangible capital requirement," a "core capital requirement," and a "risk-based capital requirement."

The Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 1996, the Bank has been categorized as "well capitalized" by the OTS under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The following table sets forth the required ratios and amounts and the Bank's actual capital amounts and ratios at December 31:

                                                             To Be Well
                                                             Capitalized
                                             For Capital     Under Prompt
                                              Adequacy     Corrective Action
                             Actual           Purposes        Provisions
                         Amount  Ratio(3)   Amount  Ratio   Amount    Ratio
(Dollars in thousands)   ------  --------   ------  -----   ------    -----
1996
Tangible Capital        $ 97,201   6.14%   $23,743   1.50%     N/A     N/A
Core Capital (1)          97,201   6.14     47,487   3.00    79,144    5.00%
Risk-based Capital (2)   106,555  13.22     64,479   8.00    80,599   10.00

1995
Tangible Capital        $ 87,723   6.01%   $21,909   1.50%     N/A     N/A
Core Capital (1)          87,723   6.01     43,819   3.00    73,03    15.00%
Risk-based Capital (2)    94,968  14.625     1,955   8.00    64,944   10.00

(1) Under the OTS's prompt corrective action regulations, the core capital requirement was effectively increased to 4.00% since OTS regulations stipulate that as of that date an institution with less than 4.00% core capital will be deemed to be classified as "undercapitalized."
(2) The OTS adopted a final regulation which incorporates an interest rate risk component into its existing risk-based capital standard. The regulation requires certain institutions with more than a "normal level" of interest rate risk to maintain capital in addition to the 8.0% risk-based capital requirement. The Bank does not anticipate that its risk-based capital requirement will be materially affected as a result of the new regulation.
(3) For tangible and core capital, the ratio is to adjusted total assets. For risk-based capital, the ratio is to total risk-weighted assets.

STOCKHOLDER RIGHTS PLAN
On January 26, 1996, the Board of Directors of the Holding Company (the "Board") adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, which expires in February, 2006, the Board declared a dividend of one right on each outstanding share of the Holding Company's common stock, which was paid on February 5, 1996 to stockholders of record on that date (the "Rights"). Until it is announced that a person or group has acquired 10% or more of the outstanding common stock of the Holding Company (an "Acquiring Person") or has commenced a tender offer that could result in their owning 10% or more of such common stock, the Rights are initially redeemable for $.01 each, are evidenced solely by the Holding Company's common stock certificates, automatically trade with the Holding Company's common stock and are not exercisable. Following any such announcement, separate Rights would be distributed, with each Right entitling its owner to purchase participating preferred stock of the Holding Company having economic and voting terms similar to those of one share of the Holding Company's common stock for an exercise price of $90.

Upon announcement that any person or group has become an Acquiring Person and unless the Board acts to redeem the Rights, then twenty business days thereafter (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferee thereof, which become void) will entitle the holder to purchase, for the $90 exercise price, a number of shares of the Holding Company's common stock having a market value of $180. In addition, if after an Acquiring Person gains control of the Board, the Holding Company is involved in a merger or sells more than 50% of its assets or assets generating more than 50% of its operating income or cash flow, or has entered into an agreement to do any of the foregoing (or an Acquiring Person is to receive different treatment than all other stockholders), each Right will entitle its holder to purchase, for the $90 exercise price, a number of shares of common stock of the Acquiring Person having a market value of $180. If any person or group acquires more than 50% of the outstanding common stock of the Holding Company, the Board may, at its option, exchange one share of such common stock for each Right. The Rights may also be redeemed by the Board for $0.01 per Right prior to the Flip-in Date.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" requires the Company to disclose estimated fair values for substantially all of its financial instruments. The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are determined for on and off-balance sheet financial instruments, without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31:

                                                      1996                  1995
                                                         Estimated             Estimated
                                               Carrying    Fair      Carrying    Fair
(In thousands)                                  Value      Value      Value      Value
                                               --------  ---------   --------  ---------
Financial Assets:
Cash and cash equivalents                      $ 35,717     35,717     38,854     38,854
Securities available for sale                   370,105    370,105    503,058    503,058
Loans held for sale                                -          -        11,412     11,412
Debt securities held to maturity                 97,307     96,324    127,796    126,811
FHLB-NY stock                                     9,890      9,890      8,138      8,138
Mortgage-backed securities held to maturity     197,940    195,682    190,714    189,551
Loans, net                                      836,882    850,513    560,385    568,007
Accrued interest receivable                      12,172     12,172     10,736     10,736
Financial Liabilities:
Deposits                                      1,137,788  1,138,385  1,083,446  1,086,814
Borrowed funds                                  326,433    326,341    270,583    271,334
Mortgagors' escrow balances                       4,621      4,621      3,227      3,227
Due to broker                                     1,000      1,000      5,000      5,000
Accrued interest payable                          1,002      1,002        660        660

The methods and significant assumptions used to estimate fair values for different categories of financial instruments are as follows:

Cash and cash equivalents - The estimated fair values of cash and cash equivalents are assumed to equal the carrying values as these financial instruments are either due on demand or mature within 90 days.

Securities available for sale, Debt Securities and Mortgage-Backed Securities Held to Maturity - Estimated fair value for substantially all of the Company's bonds, notes and equity securities, both available for sale and held to maturity are based on market quotes as provided by an independent pricing service. For MBSs, the Company obtains bids from broker dealers to estimate fair value. For those occasional securities for which a market price cannot be obtained, market prices of comparable securities are used.

Loans held for sale - Fair value is estimated based on preliminary pricing information obtained by the Company from a major Wall Street investment banking firm, active in the purchase and sale of such assets.

FHLB-NY stock - The estimated fair value of the Company's investment in FHLB-NY stock is deemed to be equal to its carrying value which represents the price at which it may be redeemed.

Residential loans - Residential loans include 1-4 family mortgages and individual cooperative apartment loans. Estimated fair value is based on discounted cash flow analysis. The residential loan portfolio is segmented by loan type (fixed conventional, adjustable products, etc.) with weighted average coupon rate, remaining term, and other pertinent information for each segment. A discount rate is determined based on the U.S. Treasury yield curve plus a pricing spread. Expected principal prepayments, consistent with empirical evidence and management's future expectations, are used to modify the future cash flows. For potential problem loans, the present value result is separately adjusted downward consistent with management's assumptions in evaluating the adequacy of the allowance for loan losses.

Commercial real estate and other loans - Estimated fair value is based on discounted cash flow analysis which take into account the contractual coupon rate and maturity date of each loan. A discount rate is determined based on the U.S. Treasury yield curve plus a pricing spread. For potential problem loans, the present value result is separately adjusted downward consistent with management's assumptions regarding the value of any collateral underlying the loans.

Deposits - Certificates of deposit are valued by performing a discounted cash flow analysis of the remaining contractual maturities of outstanding certificates. The discount rates used are wholesale secondary market rates as of the valuation date. For all other deposits, fair value is deemed to be equivalent to the amount payable on demand as of the valuation date.

Borrowed funds - Borrowings are fair valued based on rates available to the Company in either public or private markets for debt with similar terms and remaining maturities.

Accrued interest receivable, accrued interest payable, mortgagors' escrow balances and due to broker - The fair values are estimated to equal the carrying values of short-term receivables and payables, including accrued interest, mortgage escrow funds and due to broker.

Off-balance sheet financial instruments - The fair value of the interest rate cap was obtained from dealer quotes and represents the cost of terminating the agreement. The estimated fair value of open off-balance sheet financial instruments results in an unrealized loss of $62,000 and $70,000 at December 31, 1996 and 1995, respectively.

The estimated fair value of commitments to extend credit is estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. Generally, for fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed interest rates. The fair value of commitments to purchase debt securities and MBSs is based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair value of these off-balance sheet financial instruments resulted in no unrealized gain or loss at December 31, 1996 and 1995.

15.  PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Holding Company (parent company only) are as follows:

Parent Company Condensed Statements of Financial Condition
December 31,

(In thousands)                                    1996     1995
                                                 ------   ------
Assets:
Cash                                           $     38      119
Money market investments                          1,869    4,064
Securities available for sale                      -       3,976
Accrued interest receivable                           2       25
Accrued income taxes receivable                     359      184
Investment in net assets of Bank                 97,789   90,891
                                                -------  -------
Total assets                                    100,057   99,259
                                                =======  =======
Liabilities:
Other liabilities                                   673      740
                                                -------  -------
Total liabilities                                   673      740
                                                -------  -------
Stockholders' equity:
Common stock                                         50       50
Additional paid-in capital48,84447,331
Retained earnings, substantially restricted      65,092   57,919
Unrealized (loss) gain on securities available
  for sale, net of tax effect                      (840)   2,083
Treasury stock, at cost                         (11,049)  (6,023)
Unallocated common stock held by ESOP            (1,854)  (2,197)
Unearned common stock held by RRPs                 (267)    (644)
Unearned compensation                              (592)    -
                                                -------  -------
Total stockholders' equity                       99,384   98,519
                                                -------  -------
Total liabilities and stockholders' equity     $100,057   99,259
                                                =======  =======

Parent Company Only Condensed Statements of Operations

                                                                  Years Ended December 31,
(In thousands)                                                      1996    1995    1994
                                                                   ------  ------  ------
Dividend from Bank                                                 $2,000     -       -
Interest income                                                       178     571     541
Other operating expenses                                             (961)   (788)   (788)
                                                                    -----    ----    ----
Income (loss) before income tax expense (benefit) and equity in
  undistributed net income (loss) of Bank                           1,217    (217)   (247)
Income tax (benefit) expense                                         (360)   (100)    181
                                                                    -----    ----    ----
Net income (loss) before equity in undistributed net income (loss)
  of Bank                                                           1,577    (117)   (428)
Equity in undistributed net income (loss) of Bank                   7,848   8,661  (3,907)
                                                                    -----    ----    ----
Net income (loss)                                                  $9,425   8,544  (4,335)
                                                                    =====   =====   =====

Parent Company Only Condensed Statements of Cash Flows
Years Ended December 31,

                                                                  Years Ended December 31,
(In thousands)                                                      1996    1995    1994
                                                                   ------  ------  ------
Operating activities:
Net income (loss)                                                 $ 9,425   8,544  (4,335)
Less equity in undistributed net income (loss) of the Bank         (7,848) (8,661)  3,907
Decrease in accrued interest receivable                                23       8       1
(Increase) decrease in accrued income tax receivable                 (175)    774     320
Increase (decrease) in other liabilities                              219    (841)   (146)
                                                                    -----    ----    ----
Net cash provided by (used in) operating activities                 1,644    (176)   (253)
                                                                    -----    ----    ----
Financing activities:
Purchase of treasury stock                                         (5,516) (1,360) (4,575)
Payment of common stock dividends                                  (2,475)   (454)    -
Exercise of stock options                                              95     257     -
                                                                    -----   -----   -----
Net cash used in financing activities                              (7,896) (1,557) (4,575)
                                                                    -----   -----   -----
Net decrease in cash                                               (6,252) (1,733) (4,828)
Cash at beginning of year                                           8,159   9,892  14,720
                                                                    -----   -----   -----
Cash at end of year                                                $1,907   8,159   9,892
                                                                    =====   =====   =====

16.  QUARTERLY FINANCIAL DATA (Unaudited)
The following table is a summary of financial data by quarter for the years ended December 31, 1996 and 1995:

                                                    1996                                     1995
(Dollars in thousands,                1st       2nd       3rd       4th        1st       2nd       3rd       4th
 except for share data)             Quarter   Quarter   Quarter   Quarter    Quarter   Quarter   Quarter   Quarter
                                    -------   -------   -------   -------    -------   -------   -------   -------
Interest income                     $25,905    27,013    27,963    28,372     21,844    23,268    25,317    26,005
Interest expense                     14,566    15,001    15,972    15,829     11,921    13,198    14,877    15,119
                                     ------    ------    ------    ------     ------    ------    ------    ------
Net interest income before
  provision for loan losses          11,339    12,012    11,991    12,543      9,923    10,070    10,440    10,886
Provision for loan losses               650     1,125       700       650        600       700       700       775
                                     ------    ------    ------    ------     ------    ------    ------    ------
Net interest income after
  provision for loan losses          10,689    10,887    11,291    11,893      9,323     9,370     9,740    10,111
Non-interest income                   2,153     2,784     2,251     2,366      1,866     1,899     2,076     3,181
Non-interest expense                  7,445     8,015    14,024     8,971      7,668     7,751     7,903     8,470
                                     ------    ------    ------    ------     ------    ------    ------    ------
Income (loss) before income
  tax expense (benefit)               5,397     5,656      (482)    5,288      3,521     3,518     3,913     4,822
Income tax expense (benefit)          2,539     2,630      (559)    1,824      1,675     1,670     1,708     2,177
                                     ------    ------    ------    ------     ------    ------    ------    ------
Net income                            2,858     3,026        77     3,464      1,846     1,848     2,205     2,645
                                     ======    ======    ======    ======     ======    ======    ======    ======
Net income per common share:
                Primary             $  0.64      0.69      0.02      0.78       0.41      0.41      0.49      0.58
                Fully diluted       $  0.64      0.69      0.02      0.78       0.41      0.41      0.49      0.58
                                     ======    ======    ======    ======     ======    ======    ======    ======
Weighted average number of shares
  outstanding and common stock
  equivalents: Primary            4,459,742 4,379,980 4,425,562 4,436,178  4,454,320 4,509,829 4,508,766 4,540,392
               Fully diluted      4,460,495 4,407,301 4,400,450 4,448,266  4,482,491 4,522,057 4,529,509 4,549,727

17.  SUBSEQUENT EVENT (UNAUDITED)
On February 12, 1997, Haven Capital Trust I, a trust formed under the laws of the State of Delaware (the "Trust") issued $25 million of 10.46% capital securities. The Holding Company is the owner of all the beneficial interests represented by common securities of the Trust. The Trust exists for the sole purpose of issuing the Trust securities (comprised of the capital securities and the common securities) and investing the proceeds thereof in the 10.46% Junior Subordinated Deferrable Interest Debentures issued by the Holding Company on February 12, 1997 which are scheduled to mature on February 1, 2027. The Holding Company intends to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, which may include capital contributions to the Bank, the financing of future acquisitions and the funding of repurchases of the Company's common stock.

               INDEPENDENT AUDITORS' REPORT

The Board of Directors
Haven Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Haven Bancorp, Inc. (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



January 23, 1997
Jericho, New York

DIRECTORS AND OFFICERS AND DIRECTORY

DIRECTORS
Haven Bancorp, Inc.
and Columbia Federal Savings Bank
George S. Worgul
Chairman of the Board
Philip S. Messina
Chief Executive Officer and President
Robert L. Koop
President, Haven Chevrolet
Robert M. Sprotte
President, Schmelz Bros., Inc.
President, RDR Realty Corp.
Joseph A. Ruggiere
President, Ohlert-Ruggiere, Inc.
Michael J. Fitzpatrick
C.P.A., Financial Consultant
Retired, Vice President, National Thrift Director,
E.F. Hutton & Co.
William J. Jennings II
Managing Director, Salomon Brothers Inc.
Michael J. Levine
President, Norse Realty Group Inc. & Affiliates
Partner, Levine & Schmutter, CPAs
Msgr. Thomas J. Hartman
Director of Radio and Television
for the Diocese of Rockville Centre
(Appointed on February 26, 1997)
EXECUTIVE OFFICERS
Haven Bancorp, Inc.
and Columbia Federal Savings Bank
Philip S. Messina
Chief Executive Officer, President
Gerard H. McGuirk
Executive Vice President, Chief Lending Officer
Thomas J. Seery
Executive Vice President, Operations
Catherine Califano
Senior Vice President, Chief Financial Officer
Joseph W. Rennhack
Senior Vice President, Secretary

DIRECTORY

Administrative Headquarters
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421
(718) 847-7041

Columbia Federal Savings Bank Locations

Main Office
93-22 Jamaica Avenue
Woodhaven, NY 11421
Forest Parkway
80-35 Jamaica Avenue
Woodhaven, NY 11421
Forest Hills
106-19 Continental Avenue
Forest Hills, NY 11375
Ozone Park
98-16 101st Avenue
Ozone Park, NY 11416
Clock Tower
91-20 Atlantic Avenue
Ozone Park, NY 11416
Howard Beach
82-10 153rd Avenue
Howard Beach, NY 11414
Rockaway
104-08 Rockaway Beach Boulevard
Rockaway, NY 11694
Bellerose
244-19 Braddock Avenue
Bellerose, NY 11426
Snug Harbor
343 Merrick Road
Amityville, NY 11701
Medford (Edwards Super Food Stores)
700-60 Patchogue-Yaphank Road
Medford, NY 11763
Uniondale (ShopRite Supermarket)
1121 Jerusalem Avenue
Uniondale, NY 11553
Bay Shore (Edwards Super Food Stores)
533 Montauk Highway
Bayshore, NY 11706
Atlantic Terminal (Pathmark Supermarket)
625 Atlantic Avenue and Fort Green Place
Brooklyn, NY 11217
North Babylon (Pathmark Supermarket)
1251 Deer Park Avenue
North Babylon, NY 11703


Stockholder Information
Corporate Offices
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421

Annual Meeting
The annual meeting of stockholders will be held on Wednesday, April 23, 1997 at 9:00 A.M., at the Holiday Inn Crowne Plaza, 104-04 Ditmars Blvd., East Elmhurst, New York. A notice of the meeting, a proxy statement and a proxy form are included with this mailing to stockholders of record as of March 5, 1997. Common Stock Information

Haven Bancorp common stock is traded on the Nasdaq National
Market under the symbol HAVN. The table below shows the reported high and low sales prices of the common stock during the periods indicated in 1996 and 1995.

                        1996            1995
                    High    Low     High    Low
First Quarter     25 5/16  22 1/4  17 7/8  12 7/8
Second Quarter    28 3/4   22 3/8  18.88   12.88
Third Quarter     29 3/8   25 1/4  23 5/8  18
Fourth Quarter    29 1/2   25 1/2  25      20.88

As of March 5, 1997, the Company had approximately 450 stockholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks. At December 31, 1996, there were 4,325,407 shares of common stock outstanding.

Transfer Agent and Registrar
Inquiries regarding stockholder administration and services should be directed to:
ChaseMellon Shareholder Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-851-9677

Independent Auditors
KPMG Peat Marwick LLP
1 Jericho Plaza
Jericho, NY 11753

Legal Counsel
Thacher Proffitt & Wood
Two World Trade Center
New York, NY 10048

Investor Relations
Inquiries regarding Haven Bancorp, Inc.
should be directed to:
Catherine Califano
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421
(718) 847-7041

Annual Report on Form 10-K
A copy of the annual report on Form 10-K for the year ended
December 31, 1996, which has been filed with the Securities and Exchange Commission, is available to stockholders (excluding exhibits) at no charge, upon written requests to:
Investor Relations
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421

** World Wide Web Site: http://www.cfsb.com