Form 10-K, Exhibit 13
period 1997-12-30
HAVEN BANCORP INC
filed 1998-03-31
CIK 900741

EXHIBIT 13.0


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


Table of Contents

1   President's Letter
4   Financial Highlights
5   A Year of Achievement
12  Selected Financial and Other Data
14  Management's Discussion and Analysis
27  Consolidated Financial Statements
31  Notes to Consolidated Financial Statements
54  Independent Auditors' Report
55  Directors and Officers/Directory
56  Stockholder Information


























                    FINANCIAL HIGHLIGHTS

(In thousands of dollars, except per share data)       1997        1996
At Year End
Total Assets                                        $1,974,890   1,583,545
Loans, Net                                           1,138,253     836,882
Securities Available for Sale                          499,380     370,105
Debt Securities Held to Maturity                        66,404      97,307
Mortgage-Backed Securities Held to Maturity            163,057     197,940
Real Estate Owned, Net                                     455       1,038
Deposits                                             1,365,012   1,137,788
Borrowed Funds                                         466,794     326,433
Stockholders' Equity                                   112,865      99,384
Non-Performing Assets                                   12,987      14,931

                                            1997        1996        1995
For the Year
Net Interest Income                      $ 51,906      47,885      41,319
Provision for Loan Losses                   2,750       3,125       2,775
Non-Interest Income                        13,912       9,554       9,022
Real Estate Operations, Net                   352         277       1,405
SAIF Assessment Charge                       -          6,800        -
Other Non-Interest Expense                 45,495      31,378      30,387
Income Tax Expense                          6,138       6,434       7,230
Net Income                                 11,083       9,425       8,544
Net Income per common share(1):
     Basic                                   1.32        1.13        0.99
     Diluted                                 1.24        1.08        0.96
Performance Ratios
Return on Average Assets                     0.62%       0.62        0.63
Return on Average Assets excluding
  SAIF Assessment Charge                     0.62        0.89        0.63
Return on Average Equity                    10.41        9.83        9.27
Return on Average Equity excluding
  SAIF Assessment Charge                    10.41       14.04        9.27
Net Interest Margin                          3.06        3.29        3.17
Non-Performing Assets to Total Assets        0.66        0.94        1.28
Allowance for Loan Losses to
  Non-Performing Loans                      99.97       77.05       50.80

(1) Per share amounts reflect the 2-for-1 stock split effective
November 1997.
(2) Net income excluding the SAIF assessment charge would have been $13.5 million, or $1.62 per basic common share ($1.55 per share, diluted).

Haven Bancorp, Inc. is the holding company for CFS Bank (formerly Columbia Federal Savings Bank), its wholly owned subsidiary which converted from a federally chartered mutual to a federally chartered stock savings bank on September 23, 1993, whose principal business is the operation of the Bank. The Bank, which was organized in 1889, is a community oriented institution offering deposit products, residential and commercial real estate loans and a full range of financial services including discount brokerage, mutual funds, annuities and insurance. Headquartered in Woodhaven, New York, the Bank serves its customers through eight full-service banking and thirty-eight supermarket banking facilities located in the New York City Boroughs of Queens, Brooklyn, Manhattan and Staten Island and in Nassau, Suffolk, Rockland and Westchester Counties, New York, northern New Jersey and western Connecticut. The Bank's deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").
Dear Fellow Stockholders,

I am pleased to report that by all accounts 1997 was a remarkable year for Haven Bancorp. There were many positive developments during the year that I'll describe in detail below. Above all, it was a year in which we added a substantial number of new customers. The absolute numbers documenting our accomplishments are quite impressive. The strategies underlying these measures are equally notable because they form the basis of our business plan that we continue to successfully implement. Our supermarket branching program, a major element in our overall strategy, reflects Haven's efforts to create value in products and services for our existing and new customers, which in turn we expect will create value for our shareholders.

Haven Bancorp reported net income for 1997 of $11.1 million, marking the first time in the Company's history that earnings exceeded $10 million. The principal earnings drivers last year were excellent growth in mortgage loans and strong increases in fee income. What makes these figures even more noteworthy was that in 1997 we made a substantial net investment in the supermarket branching program. During the year, we opened twenty-eight new supermarket branches compared to four in 1996, the year we began the program. The supermarket branching program is rolling out close to our original plan for new locations and we expect to open a similar number this year. More importantly, the internal measures we use to gauge the success of the program indicate we are meeting our projections. We believe that in 1998 the majority of our supermarket branches will have exceeded their breakeven thresholds.

Haven's earnings gains are largely the result of our successful mortgage loan origination efforts. In 1993, we began emphasizing traditional single family mortgage lending. During 1995, we began purchasing single family residential mortgages from a select number of third-party originators and also stepped up our commercial real estate lending activities. Over the past three years, the volume of real estate mortgage loans originated and purchased has progressively increased from $133 million in 1995 to $355 million in 1996 and to $460 million last year. By year-end 1997, our portfolio of first mortgage loans totaled $1.1 billion, more than double the size of the portfolio just two years earlier. The quality of these loans remains excellent as reflected in the delinquency and charge-off measures we closely monitor. At year-end 1997, our ratio of non-performing assets to total assets was 0.66%, 30% better than that ratio at year-end 1996 and well below that of our industry peers. We remain steadfastly committed to maintaining a high level of asset quality.

Another important element in Haven's earnings has been fee income, which was approximately $14 million in 1997, representing a 45% increase over fee income in 1996. Substantial increases in deposit fees and annuity, mutual fund and insurance revenues were increasingly generated at the supermarket branches. The increase in deposit fees reflect the early measures of customer acceptance and product profitability, particularly at the supermarket branches and have exceeded our initial expectations. Positively Free Checking continues to be CFS Bank's most popular deposit product and has gained an even greater customer response at the supermarket branches than at traditional branches. We also continue to experience good customer response to CFS Investments offerings. CFSI's sales volume in 1997 totaled $71.7 million.
To put the growing importance of fee income into perspective, the combination of deposit account and CFSI fees last year were equal to approximately 18% of net interest income. We are pleased with the efforts of Haven's marketing staff in creating innovative, exciting new products and services and the job our sales force has done transforming these products into revenues. We are delivering a diverse package of financial services to a growing market in a cost-effective manner. Many financial institutions talk about this concept. At Haven, we have made it a reality.

Our supermarket branching strategy is an example of our belief that "business as usual" doesn't work anymore. We are continually thinking of new ways to reach out to our customers and provide them with innovative products and services. Haven's long-standing and deeply ingrained sales orientation is proving to be a valuable element in this equation. Our growing franchise provides us with a dynamic platform to increase our business base and our sales force is successfully leading the effort to produce an increasing share of the new markets in which we are operating. To illustrate, during 1997 we opened approximately 7,000 new accounts at traditional branches and approximately 55,000 new accounts at supermarket branches. This contrast between the growth characteristics of a mature traditional branch system and a rapidly expanding in-store banking environment is quite dramatic. Even more exciting is the 50,000 - plus new customers available to whom we can cross-sell our products, and, we expect the number of new accounts to continue to grow in 1998. Instead of waiting for business to come to us we are actively creating new opportunities every day through product development and aggressive customer outreach which continue to be an integral part of our daily activities.

The expansion of our supermarket branching program into New Jersey and Connecticut prompted us to change our Bank's name from Columbia Federal Savings Bank to CFS Bank. We did this to ensure a uniform identity at all our branches in the three states in which we now operate. CFS Bank branches are now located throughout New York City, Nassau and Suffolk counties on Long Island, Westchester and Rockland counties north of New York City, Fairfield county in Connecticut and Bergen county in New Jersey.

In order to support an expanding staff associated with our growing franchise, we recently purchased a building in Westbury, Long Island that will be our new corporate headquarters. We plan to relocate this summer and will consolidate the four separate locations we have outgrown. We expect to realize operating efficiencies from having all of Haven's non-branch employees under one roof and certain tax advantages associated with being headquartered outside New York City.

While our name and headquarters changes provide a sense of newness to the organization, we continue to benefit from the continuity and experience provided by our senior management. I am confident in our executive leadership's ability to analyze and navigate through the complexities and rapid change of the financial services industry. We continue to emphasize the generation of high quality assets and the operating efficiencies emanating from our increasing market share. We anticipate, as incremental costs associated with the expanding supermarket branching program level off that tangible evidence of this cost-effective method of delivering products and services to our banking customers will become more apparent.

Our customers and the investment community are recognizing the Company more and more as a thoughtful and creative innovator. In February 1997, Haven Capital Trust issued $25 million of 10.46% Capital Securities which Haven is using for general corporate purposes. Last year, CFS Bank established Columbia Preferred Capital Corporation, a majority-owned operating subsidiary organized as a Real Estate Investment Trust, to hold a portion of the Bank's residential loan portfolio. This structure gives us considerable latitude to more efficiently finance our growth and has resulted in certain tax savings.
We remain committed to enhancing shareholder value. Haven produced a total return to its shareholders in 1997 of 57% compared to 31% for the S & P 500 Stock Index. We announced a two-for-one stock split paid in November 1997 in the form of a 100% stock dividend that should increase our stock market liquidity and attract additional shareholders.

We constantly consider the future and what we must do to make certain Haven Bancorp remains in the vanguard of the financial services industry. Our efforts in supermarket branching have opened many new doors for us and have contributed greatly to the Company's growing franchise value. These new branches are providing attractive sources of core funding and fee income. As this network matures, we expect to see it generate an increasing proportion of incremental loan growth. An indication of this occurred in January, when we received a record number of loan applications to re-finance home mortgages. Slightly more than twenty percent of these applications were generated at our supermarket branches and virtually all of them were from new customers. To further broaden our appeal to existing and prospective customers, we recently re-energized our home equity lending program, providing our sales force with an additional, attractive product.We continue to explore other possible alternatives that would provide Haven with incremental sources of quality asset growth and new products.

Amidst all of the changes occurring at Haven, we have not lost sight of the importance of maintaining our focus on one critical issue, our employees. With a growing staff, particularly at the sales level, senior management has been creating new methods to more effectively train and motivate our employees to reach new levels of achievement. Rather than view employees as existing solely to serve management, Haven demonstrates to employees that management exists to support their needs and to extend their capabilities to serve our customers. Our organization has grown from 422 employees at the end of 1996 to 683 currently, and I am pleased with how the Company has effectively assimilated and guided these new people to impressive levels of productivity. We are constantly thinking of additional ways to further engage our staff in order to raise still higher the standard of our accomplishments. We are dedicated to the belief that the people of Haven represent our most valuable asset.

We are optimistic about our vision for the year. Although the current interest rate environment, with a relatively flat yield curve, places great pressure on our margins, we entered the year with very strong growth momentum. We are confident this strength in new business will mitigate the current spread compression.
We anticipate this year will be the turning point in our supermarket branching program and are enthusiastic about the course of this strategy. I offer my most sincere gratitude to our loyal shareholders who continue to demonstrate their confidence and support in Haven Bancorp and to our dedicated and tireless staff without whom we could not have achieved our success.

Sincerely,



Philip S. Messina
President and Chief Executive Officer

March 3, 1998

















              SELECTED CONSOLIDATED FINANCIAL DATA

                                                                  December 31,
(In thousands)                                    1997      1996      1995      1994      1993
                                                 ------    ------    ------    ------    ------
Total assets                                  $1,974,890 1,583,545 1,472,816 1,268,774 1,229,140
Loans, net                                     1,138,253   836,882   560,385   512,035   659,808
Securities available for sale                    499,380   370,105   503,058    48,189    38,190
Debt securities held to maturity                  66,404    97,307   127,796   130,706    19,208
Mortgage-backed securities held to maturity      163,057   197,940   190,714   495,111   412,677
Real estate owned, net                               455     1,038     2,033     7,844    17,887
Deposits                                       1,365,012 1,137,788 1,083,446 1,013,162   986,760
FHLB advances                                    247,000   178,450   134,175    86,000    55,800
Other borrowed funds                             219,794   147,983   136,408    39,081    80,216
Stockholders' equity                             112,865    99,384    98,519    86,235    95,810


           SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                     At or For the Years Ended December 31,
(In thousands of dollars,                         1997      1996      1995      1994      1993
 except per share data)                          ------    ------    ------    ------    ------
Performance Ratios:
Return on average assets                           0.62%     0.62      0.63     (0.35)    (0.06)
Return on average assets excluding SAIF
  assessment charge (1)                            0.62      0.89      0.63     (0.35)    (0.06)
Return on average equity                          10.41      9.83      9.27     (4.90)    (1.05)
Return on average equity excluding SAIF
  assessment charge (1)                           10.41     14.04      9.27     (4.90)    (1.05)
Stockholders' equity to total assets               5.72      6.28      6.69      6.80      7.79
Net interest spread                                2.89      3.12      2.99      3.34      3.28
Net interest margin (2)                            3.06      3.29      3.17      3.48      3.38
Average interest-earning assets to
  average interest-bearing liabilities           104.02    103.95    104.23    104.42    102.61
Operating expenses to average assets (3)           2.54      2.04      2.18      2.26      2.26
Stockholders' equity per share (4)              $ 12.85     11.49     10.92      9.47      9.74
Asset Quality Ratios:
Non-performing loans to total loans (5)            1.09%     1.64      2.97      5.41      9.37
Non-performing assets to total assets              0.66      0.94      1.28      2.85      6.65
Allowance for loan losses to non-
  performing loans (5)                            99.97     77.05     50.80     38.33     33.83
Allowance for loan losses to total loans           1.09      1.26      1.51      2.07      3.17
Other Data:
Number of deposit accounts                      234,183   171,382   155,424   140,701   132,044
Mortgage loans serviced for others             $174,866   197,017   219,752   239,844   110,058
Loan originations and purchases                $471,338   363,576   143,329   105,219   146,640
Facilities:
Full service offices                              40        14         9         9         9

(1)  Excludes the SAIF assessment charge in 1996 of $6.8 million.
(2) Calculation is based on net interest income before provision for loan losses divided by average interest-earning assets.
(3) For purposes of calculating these ratios, operating expenses equal non-interest expense less real estate operations, net where applicable, of $0.4 million, $0.3 million, $1.4 million, $12.3 million and $9.4 million for the five years ended December 31, 1997, respectively. For the five years ended December 31, 1997, non-performing loan expense of $0.2 million, $0.4 million, $0.6 million, $0.9 million and $1.2 million, respectively, was also excluded from non-interest expense. For the year ended December 31, 1996, the SAIF assessment charge of $6.8 million was also excluded.
(4)  Based on 8,784,700, 8,650,814, 9,022,914, 9,102,812 and
9,833,750 shares outstanding at December 31, 1997, 1996, 1995, 1994 and 1993, respectively. Share amounts reflect the 2-for-1 stock split effective November 1997.
(5) For purposes of calculating these ratios, non-performing loans consist of all non-accrual loans and restructured loans.


           SELECTED CONSOLIDATED OPERATING DATA

                                                       Years Ended December 31,
(In thousands of dollars,                    1997      1996      1995      1994      1993
 except per share data)                     ------    ------    ------    ------    ------
Interest income                           $126,306    109,253    96,434    81,491    79,236
Interest expense                            74,400     61,368    55,115    40,289    41,833
Net interest income                         51,906     47,885    41,319    41,202    37,403
Provision for loan losses                    2,750      3,125     2,775    13,400     6,400
Net interest income after provision
  for loan losses                           49,156     44,760    38,544    27,802    31,003
Non-interest income:
Loan fees and servicing income               3,110      1,807     2,241       790       943
Savings/checking fees                        5,478      3,378     2,861     2,282     2,205
Net (loss) gain on sales of
  interest-earning assets                       (5)       140       126       372       552
Insurance annuity and mutual fund fees       3,758      3,114     2,525     2,025     1,736
Other                                        1,571      1,115     1,269     1,060     1,072
Total non-interest income                   13,912      9,554     9,022     6,529     6,508
Non-interest expense:
Compensation and benefits                   24,251     15,737    14,889    13,605    11,809
Occupancy and equipment                      6,334      3,478     3,334     3,238     3,631
Real estate operations, net                    352        277     1,405    12,253     9,401
SAIF recapitalization charge                  -         6,800      -          -        -
Federal deposit insurance premiums             736      2,327     2,653     2,709     2,554
Other                                       14,174      9,836     9,511     9,336     9,416
Total non-interest expense                  45,847     38,455    31,792    41,141    36,811
Income (loss) before income tax expense
  (benefit)                                 17,221     15,859    15,774    (6,810)      700
Income tax expense (benefit)                 6,138      6,434     7,230    (2,475)    1,392
Net income (loss)                         $ 11,083      9,425(2)  8,544    (4,335)     (692)
Net income (loss) per common share (1):
  Basic                                   $   1.32       1.13(2)   0.99     (0.48)    (0.05)(3)
  Diluted                                 $   1.24       1.08(2)   0.96     (0.47)    (0.05)(3)

(1) Per share amounts reflect the 2-for-1 stock split effective
November 1997.
(2) Net income excluding the SAIF assessment charge would have been $13.5 million, or $1.62 per basic common share ($1.55 per share, diluted).
(3) Represents loss per common share for the quarter ended December 31, 1993 since the stock conversion occurred on September 23, 1993.










MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL
Haven Bancorp, Inc. ("Haven Bancorp" or the "Company") was formed on March 25, 1993 as the Holding Company for CFS Bank (formerly Columbia Federal Savings Bank) ("CFS" or the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company is headquartered in Woodhaven, New York and its principal business currently consists of the operation of its wholly-owned subsidiary, CFS Bank. The Company had no operations prior to September 23, 1993.

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

FINANCIAL CONDITION
The Company had total assets of $1.97 billion at December 31, 1997 compared to $1.58 billion at December 31, 1996, an increase of $391.3 million, or 24.7%.

The Company's portfolio of debt and equity securities and mortgage-backed securities ("MBSs") available for sale ("AFS") totaled $499.4 million, an increase of $129.3 million, or 34.9% at December 31, 1997 compared to $370.1 million at December 31, 1996. At December 31, 1997, $250.5 million of the AFS securities portfolio were adjustable-rate securities and $248.9 million were fixed-rate securities. The overall growth in the AFS portfolio in 1997 was primarily due to securities purchased for a leverage program related to the issuance of trust preferred securities by the Company as well as the investment of deposit flows during the year not utilized for loan originations and the reinvestments of cash flows from the securities held to maturity portfolio.
During 1997, the Company purchased $511.1 million of debt and equity securities and MBSs for its AFS portfolio, of which $136.8 million were adjustable-rate and $374.3 million were fixed-rate. The purchases were intended to minimize market risk and improve the overall net interest margin in the portfolio. The purchases for the AFS portfolio included $41.5 million related to a $85.0 million leverage program implemented during the first quarter to initially invest a portion of the proceeds of the $25.0 million 10.46% Capital Securities issued by Haven Capital Trust I and to offset the additional interest expenses. Principal repayments, calls and proceeds from sales of AFS securities totaled $386.1 million. A portion of the proceeds from AFS sales were used to fund loan originations and to purchase both residential loans on a flow basis and bulk whole loan packages totaling $200.9 million.

At December 31, 1997, the debt securities and MBS held to maturity portfolios totaled $229.5 million, comprised of $59.1 million of adjustable-rate securities and $170.4 million of fixed-rate securities. During 1997, the Company did not purchase any securities for its held to maturity portfolio. Principal repayments on MBSs and debt securities and maturities and calls on debt securities held to maturity totaled $65.6 million. The estimated fair value of the Company's debt securities and MBS held to maturity portfolios were $0.2 million above the carrying value of the portfolios at December 31, 1997. It is the Company's intent to hold these securities until maturity and therefore the Company does not expect to realize the current unrealized gains brought about by the current market environment.

Net loans increased by $301.4 million, or 36.0% during 1997 to $1.14 billion at December 31, 1997 from $836.9 million at December 31, 1996. Loan originations and purchases during 1997 totaled $471.3 million (comprised of $322.4 million of residential one-to four-family mortgage loans, $133.6 million of commercial and multi-family real estate loans, $3.8 million of construction loans and $11.5 million of consumer loans). One-to four-family mortgage loan originations included $200.9 million of loans purchased in the secondary market during 1997. Commercial and multi-family real estate loan originations increased by $49.8 million to $133.6 million in 1997 from $83.8 million in 1996, or 59.4% comprised of $64.2 million of multi-family loans and $69.4 million of commercial real estate loans. Total loans increased substantially while the Company continued towards its objective to shift toward adjustable-rate loans. At December 31, 1997, total loans were comprised of $626.4 million adjustable-rate loans and $524.4 million fixed-rate loans. During 1997, principal repayments totaled $164.5 million and $1.7 million was transferred to real estate owned ("REO").

Included in other assets at both December 31, 1997 and 1996 was $6.2 million of net deferred tax assets. The overall deferred tax asset was unchanged from 1996 because the increase in the difference between the financial statement credit loss provision and the tax bad debt deduction was offset by an increase in the deferred tax liability related to securities marked to market for financial statement purposes. Also, there was a $0.3 million decrease in the deferred tax liability related to the potential recapture of the New York City tax bad debt reserve which was no longer necessary due to New York tax legislation enacted in 1997. (See Note 9 to Notes to Consolidated Financial Statements). Management believes that the Company's projected future earnings will allow the Company to generate future taxable income sufficient to utilize the deferred tax asset over time.

Deposits totaled $1.37 billion at December 31, 1997, an increase of $227.2 million, or 20.0% from $1.14 billion at December 31, 1996. Interest credited retained totaled $50.3 million in addition to deposit growth of $176.9 million. As of December 31, 1997, the Bank had thirty-two supermarket branches with total deposits of $157.2 million compared to four locations with deposits totaling $12.1 million at December 31, 1996. The supermarket branches are located in Queens, Brooklyn, Manhattan, Staten Island, Nassau, Suffolk, Rockland and Westchester counties and northern New Jersey. Core deposits equaled 32.5% of total in-store branch deposits, compared to 45.3% in traditional branches. Overall, core deposits represented 43.8% of total deposits at December 31, 1997 compared to 47.2% at December 31, 1996.

Borrowed funds increased 43.0% to $466.8 million at December 31, 1997 from $326.4 million at December 31, 1996. The increase in borrowings was primarily due to the addition of $25.0 million of 10.46% Capital Securities issued by Haven Capital Trust I in February 1997 which are included in borrowed funds in the consolidated statements of financial condition and the addition of an $85.0 million leverage program which was implemented during the first quarter to offset the additional interest expense resulting from the issuance of the Capital Securities. A portion of the increase was offset by the pay-down of short-term borrowings as a result of deposit growth during 1997.

Stockholders' equity totaled $112.9 million, or 5.7% of total assets at December 31, 1997, an increase of $13.5 million, or 13.6% from $99.4 million, or 6.3% of total assets at December 31, 1996. The increase reflects net income of $11.1 million, an increase of $1.7 million related to the allocation of ESOP stock, amortization of awards of shares of common stock by the Bank's Recognition and Retention Plans and Trusts ("RRPs") and amortization of deferred compensation plan and $0.8 million related to stock options exercised, and related tax effect. In addition, there was an increase of $2.5 million in unrealized appreciation on AFS securities. These were partially offset by dividends declared of $2.6 million.


DISCUSSION OF MARKET RISK
As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since virtually all of the Company's interest-bearing liabilities and interest-earning assets are at the Bank, virtually all of the Company's interest-rate risk exposure lies at the Bank level. As a result, all significant interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, concentrated primarily within the New York metropolitan area, is subject to risks associated with the local economy. The Bank does not own any trading assets. See "Non-Performing Assets." At December 31, 1997, the Bank had $25.0 million of interest rate caps outstanding. (See Note 13 to Notes to Consolidated Financial Statements.) The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements. See "Interest Rate Sensitivity Analysis" below.

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

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997 which are anticipated by the Company, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted. For purposes of this table, prepayment assumptions for fixed interest-rate assets are based upon industry standards as well as the Company's historical experience and estimates. The Company has assumed an annual prepayment rate of approximately 14% for its fixed-rate MBS portfolio. The computation of the estimated one-year gap assumes that the interest rate on passbook account deposits is variable and, therefore, interest sensitive. During the falling interest rate environment throughout 1997, these funds were maintained at an average rate of 2.51%. The Company has assumed that its passbook, NOW and money market accounts, which totaled $528.0 million at December 31, 1997, are withdrawn at the annual percentages of approximately 10%, 5% and 17%, respectively.

                                                            More Than  More Than  More Than   More Than
                                   Three                    One Year     Three    Five Years  Ten Years
                                   Months      Three to        to       Years to     to          to       More Than
(Dollars in thousands)             or Less   Twelve Months Three Years Five Years Ten Years  Twenty Years Twenty Years  Total
                                   -------   ------------- ----------- ---------- ---------- ------------ ------------  -----
Interest-earning assets:
Mortgage loans (1)                $  76,500     144,539       302,465     257,904   220,947     107,498        -      1,109,853
Other loans (1)                      12,138       7,911         2,026       2,325     5,224       2,271        -         31,895
MBSs held to maturity                 6,255      16,796        44,829      42,510    52,667        -           -        163,057
Debt securities held to maturity      5,000       3,609        41,815        -         -         15,981        -         66,405
Securities available for sale       499,379        -             -           -         -           -           -        499,379
Money market investments              4,561        -             -           -         -           -           -          4,561
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Total interest-earning assets       603,833     172,855       391,135     302,739   278,838     125,750        -      1,875,150
Premiums, net of unearned
  discount and deferred fees (2)         19           5            12           9         9           4        -             58
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Net interest-earning assets         603,852     172,860       391,147     302,748   278,847     125,754        -      1,875,208
                                    -------     -------       -------     -------   -------     -------      ------   ---------
Interest-bearing liabilities:
Passbook accounts                     9,582      28,671       105,746      69,121    87,717      60,637      17,271     378,745
NOW accounts                          1,334       4,003        49,868      13,343    17,905       9,830       1,826      98,109
Money market accounts                 2,173       6,514        22,241      10,456     8,180       1,483          82      51,129
Certificate accounts                162,950     432,757       135,522      50,136       218        -           -        781,583
Borrowed funds                      310,775      93,163        20,620      17,020       232        -         24,984     466,794

Total interest-bearing liabilities  486,814     565,108       333,997     160,076   114,252      71,950      44,163   1,776,360

Interest sensitivity gap           $117,038    (392,248)       57,150     142,672   164,595      53,804     (44,163)     98,848
                                    =======     =======       =======     =======   =======     =======      ======   =========
Cumulative interest sensitivity
  gap                              $117,038    (275,210)     (218,060)    (75,388)   89,207     143,011      98,848
                                    =======     =======       =======     =======   =======     =======      ======   =========
Cumulative interest sensitivity gap
  as a percentage of total assets      5.93%     (13.94)%      (11.04)%     (3.82)%    4.52%       7.24%       5.01%
Cumulative net interest-earning
  assets as a percentage of
  interest-sensitive liabilities     124.04%      73.84%        84.27%      95.12%   105.37%     108.26%     105.56%

(1) For purposes of the gap analysis, mortgage and other loans are reduced for non-performing mortgage loans and other loans but are not reduced for the allowance for loan losses.
(2) For purposes of the gap analysis, premiums, unearned discount and deferred fees are pro-rated.

At December 31, 1997, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded its total interest-earning assets maturing or repricing within the same time period by $275.2million, representing a one year cumulative gap ratio of negative 13.94%.

In order to reduce its sensitivity to interest rate risk, the Company's current strategy includes emphasizing the origination or purchase for portfolio of adjustable-rate loans, debt securities and MBSs and maintaining an AFS securities portfolio. During 1997, the Company purchased $136.8 million of adjustable-rate MBSs which are expected to help protect net interest margins during periods of rising interest rates. In 1997, the Company originated or purchased $317.4 million of adjustable-rate mortgage loans. Historically, the Company has been able to maintain a substantial level of core deposits which the Company believes helps to limit interest rate risk by providing a relatively stable, low cost long-term funding base. At December 31, 1997, core deposits represented 43.8% of deposits compared to 47.2% of deposits at December 31, 1996. The Company expects to attract a higher percentage of core deposits from its supermarket branch locations as these locations continue to grow and mature.

The Company's interest rate sensitivity is also monitored by management through the use of a model which internally generates estimates of the change in net portfolio value ("NPV") over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Office of Thrift Supervision ("OTS") also produces a similar analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports, the results of which may vary from the Company's internal model primarily due to differences in assumptions utilized between the Company's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment speeds similar to those used in the Gap table were used. The following table sets forth the Company's NPV as of December 31, 1997.

                                            Net Portfolio Value
Changes            Net Portfolio Value       as a % of Assets
in Rates       ---------------------------- -------------------
in Basis                  Dollar Percentage          Change in
 Points        Amount     Change   Change       %   Percentage(1)
               ------     ------ ----------  ----   ----------
                             (Dollars in Thousands)
200          $ 77,239   $(68,181) (46.89)%   4.16%   (43.55)%
100           119,736    (25,684) (17.66)    6.25    (15.20)
Base case     145,420       -        -       7.37       -
(100)         181,427     36,007   24.76     8.98     21.85
(200)         207,720     62,300   42.84    10.11     37.18

(1) Based on the portfolio value of the Company's assets in the base case scenario.

As in the case with the Gap table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV requires the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Company's interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net portfolio value and will differ from actual results.

AVERAGE STATEMENTS OF FINANCIAL POSITION
The following table sets forth certain information relating to the Company's average consolidated statements of financial condition and consolidated statements of income for the three years ended December 31, 1997 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered adjustments to yields.

                                                  1997                            1996                          1995
                                                            Average                         Average                       Average
                                        Average             Yield/      Average             Yield/    Average             Yield/
(Dollars in thousands)                  Balance   Interest   Cost       Balance   Interest   Cost     Balance   Interest   Cost
                                        -------   --------  -------     -------   --------  -------   -------   --------  -------
Assets:
Interest-earning assets:
Mortgage loans                         $ 956,819   $75,266    7.87%     $647,516   $53,110    8.20%     $503,085  $42,115    8.37%
Other loans                               32,639     3,220    9.87        35,952     3,638   10.12        40,418    4,215   10.43
MBSs(1)                                  482,523    32,755    6.79       543,810    37,517    6.90       557,977   37,510    6.72
Money market investments                   5,743       343    5.97         2,175       176    8.09         4,313      339    7.86
Debt and equity securities (1)           215,926    14,722    6.82       227,521    14,812    6.51       199,600   12,255    6.14
                                       ---------   -------             ---------   ------              ---------   ------
Total interest-earning assets          1,693,650   126,306    7.46     1,456,974   109,253    7.50     1,305,393   96,434    7.39
Non-interest earning assets               88,231   -------                61,120   -------                57,149   ------
                                       ---------                       ---------                       ---------
Total assets                           1,781,881                       1,518,094                       1,362,542
                                       =========                       =========                       =========
Liabilities and stockholders' equity:
Interest-bearing liabilities:
Passbook accounts                        371,872     9,338    2.51       373,337     9,314    2.49       405,932   10,105    2.49
Certificate accounts                     134,546     1,130    0.84       572,768    32,436    5.66       503,990   29,426    5.84
NOW accounts                              54,107     1,823    3.37       111,425       999    0.90        96,242      939    0.98
Money market accounts                    678,599    39,309    5.79        58,108     1,929    3.32        45,472    1,585    3.49
Borrowed funds                           389,091    22,800    5.86       285,951    16,690    5.84       200,788   13,060    6.50
                                       ---------   -------             ---------    ------             ---------   ------
Total interest-bearing liabilities     1,628,215    74,400    4.57     1,401,589    61,368    4.38     1,252,424   55,115    4.40
Other liabilities                         47,247   -------                20,628    ------                17,946   ------
                                       ---------                       ---------                       ---------
Total liabilities                      1,675,462                       1,422,217                       1,270,370
Stockholders' equity                     106,419                          95,877                          92,172
                                       ---------                       ---------                       ---------
Total liabilities and stockholders'
  equity                              $1,781,881                      $1,518,094                      $1,362,542
Net interest income/net interest       =========                       =========                       =========
  rate spread (2)                                  $51,906    2.89%               $47,885    3.12%               $41,319   2.99%
Net interest-earning assets/net                     ======    ====                 ======    ====                 ======   ====
  interest margin (3)                    $65,435              3.06%      $55,385             3.29%     $52,969             3.17%
Ratio of interest-earning assets          ======              ====        ======             ====       ======             ====
  to interest-bearing liabilities                   104.02%                        103.95%                       104.23%
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

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31,
1997 AND 1996

GENERAL
The Company reported net income of $11.1 million for 1997 compared to net income of $9.4 million for 1996. The $1.7 million increase in earnings was primarily attributable to an increase of $17.1 million in interest income, an increase of $4.4 million in non-interest income, a decrease of $0.4 million in the provision for loan losses and a decrease of $0.3 million in income tax expense. These factors were mainly offset by interest expense which increased by $13.0 million and non-interest expense which increased by $7.4 million primarily due to the Bank's in-store branch expansion.

INTEREST INCOME
Interest income increased by $17.1 million, or 15.6% to $126.3 million in 1997 from $109.3 million in 1996. The increase was primarily the result of an increase in interest income on mortgage loans which was partially offset by a decrease in interest income on MBSs and other loans.

Interest income on mortgage loans increased by $22.2 million, or 41.7% to $75.3 million in 1997 from $53.1 million in 1996 primarily as a result of an increase in the average mortgage loan balance of $309.3 million partially offset by a decrease in average yield on mortgage loans of 33 basis points. During 1997, the Bank originated or purchased $459.8 million of mortgage loans. Mortgage loans were originated at an average rate of 7.52% for 1997 compared to 7.56% for 1996. The decline in the average rate for originations was primarily due to decreases in the rate indices used for residential and commercial real estate loans and the increasing percentage of relatively lower yielding residential mortgages. These indices which are the 30 year treasury bond and the 5 year treasury note declined 71 and 50 basis points, respectively, during 1997 when compared to December 31, 1996. In addition, loan satisfactions during 1997 totaled $134.1 million, some of which were at higher interest rates than current originations. Principal repayments totaled $151.2 million in 1997 compared to $78.2 million in 1996.

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

                                      Year Ended December 31, 1997  Year Ended December 31, 1996
                                              Compared to                   Compared to
                                      Year Ended December 31, 1996  Year Ended December 31, 1995
                                         Increase (Decrease)           Increase (Decrease)
                                        In Net Interest Income        In Net Interest Income
                                                Due to                        Due to
(In thousands)                         Volume    Rate      Net       Volume    Rate      Net
                                       ------   ------     ---       ------   ------     ---
Interest-earning assets:
Mortgage loans                        $24,376   (2,220)    22,156    11,866     (871)   10,995
Other loans                              (329)     (89)      (418)     (455)    (122)     (577)
MBSs(1)                                (4,172)    (590)    (4,762)     (974)     981         7
Money market investments                  223      (56)       176      (173)      10      (163)
Debt and equity securities(1)            (776)   1,431        (90)    1,787      770     2,557
                                       ------    -----     ------    ------   ------    ------
Total                                  19,322   (1,524)    17,053    12,051      768     12,819
                                       ------    -----     ------    ------   ------    ------
Interest-bearing liabilities:
Passbook accounts                         (41)      65         24      (791)     -         (791)
NOW accounts                              200      (69)       131       141      (81)        60
Money market accounts                    (135)      29       (106)      424      (80)       344
Certificate accounts                    6,113      760      6,873     3,935     (925)     3,010
Borrowed funds                          6,053       57      6,110     5,067   (1,437)     3,630
                                       ------    -----     ------    ------   ------    ------
Total                                  12,190      842     13,032     8,776   (2,523)     6,253
                                       ------    -----     ------    ------   ------    ------
Net change in net interest income     $ 7,132   (3,111)     4,021     3,275    3,291      6,566
                                       ======    =====     ======    ======   ======    ======

(1)  Includes AFS securities and securities held to maturity.

Interest income on other loans decreased by $418,000, or 11.5% to $3.2 million in 1997 from $3.6 million in 1996 due to a decrease of $3.3 million in average balances and a decline of 25 basis points in the average yield. The Bank's consumer loan products with the exception of equity loan/lines were discontinued in November 1995. However, during the fourth quarter of 1997, the Bank added unsecured loans to its list of consumer loan products to expand the array of products available to its customers.

Interest income on MBSs was $32.8 million for 1997 compared to $37.5 million in 1996. The average balance for 1997 decreased by $61.3 million, or 11.3% to $482.5 million from $543.8 for 1996.
In addition, the average yield on the MBS portfolio decreased by 11 basis points to 6.79% for 1997 from 6.90% in 1996. During 1997, the Bank purchased $421.9 million of MBSs for its AFS portfolio which were partially offset by sales totaling $226.3 million. The MBS securities purchased for the AFS portfolio during 1997 represented 82.5% of total purchases for the AFS portfolio because these securities allow the Bank to shorten its duration exposure for net interest margin purposes and also provide a better cash flow for reinvestment purposes. The sales from the AFS portfolio were used to fund mortgage loan originations, purchases of loans in the secondary market and also for managing the AFS portfolio to improve overall yield and shorten duration of various securities.

Interest income on money market investments increased by $167,000, or 94.9% to $343,000 in 1997 from $176,000 in 1996 primarily as a result of an increase in average balances of $3.6 million in 1997.

Interest on debt and equity securities decreased by $90,000, or 0.6% to $14.7 million in 1997 from $14.8 million in 1996 primarily as a result of a decrease in the average balance of $11.6 million partially offset by an increase in average yield of 31 basis points. During 1997, the Company purchased $89.2 million of debt and equity securities for its AFS portfolio which were offset by sales totaling $111.4 million. The increase in the overall yield to 6.82% from 6.51% was due to the purchase of callable agency securities and sales of Federal National Mortgage Association ("FNMA") preferred stock.

INTEREST EXPENSE
Interest expense increased by $13.0 million, or 21.2% to $74.4 million in 1997 from $61.4 million in 1996. The increase was partially attributable to an increase in interest on deposits of $6.9 million, or 15.5% to $51.6 million in 1997 from $44.7 million in 1996. The increase in interest on deposits was due to an increase of $123.5 million, or 11.1% in average deposits to $1.24 billion in 1997 from $1.12 billion in 1996. The increase in average deposits was due to inflows of $145.1 million in the supermarket branches and $104.4 million in the traditional branches. The overall cost of deposits was 4.16% in 1997 compared to 4.00% in 1996.

Interest expense on certificate accounts increased by $6.9 million, or 21.2% to $39.3 million in 1997 from $32.4 million in 1996. The average balance of certificate accounts increased by $105.8 million, or 18.5% to $678.6 million in 1997 from $572.8 million in 1996. The increase in average balances of certificate accounts was primarily due to inflows of $98.4 million in the supermarket branches and $82.1 million in the traditional branches. The average cost of certificates increased to 5.79% in 1997 from 5.66% in 1996. In 1997, passbook accounts experienced an excess of deposits over withdrawals of $14.0 million primarily due to inflows into the supermarket branches of $28.7 million. Certificates of deposit experienced an excess of deposits over withdrawals of $141.3 million. The Company's in-store branch program accounted for $98.4 million of the increase in deposit balances for certificates of deposit. Money market accounts decreased by $3.9 million during 1997.

Interest on borrowed funds increased by $6.1 million, or 36.6% to $22.8 million in 1997 compared to $16.7 million in 1996. Borrowed funds on an average basis increased by $103.1 million in 1997 due to the addition of $25.0 million of capital securities issued by Haven Capital Trust I and the addition of an $85.0 million leverage program which was implemented during the first quarter to offset the additional interest expense resulting from the issuance of the capital securities. The average cost of borrowings increased to 5.86% in 1997 from 5.84% in 1996.

NET INTEREST INCOME
Net interest income increased by $4.0 million, or 8.4% to $51.9 million in 1997 from $47.9 million in 1996. The average yield on interest-earning assets decreased to 7.46% in 1997 from 7.50% in 1996, and the average cost of liabilities increased by 19 basis points to 4.57% in 1997 from 4.38% in 1996 primarily due to the growth in certificate of deposit accounts and the issuance of the trust preferred securities. The net interest rate spread was 2.89% in 1997 compared to 3.12% in 1996.

PROVISION FOR LOAN LOSSES
The Bank provided $2.7 million for loan losses in 1997 compared to $3.1 million in 1996. The provision for loan losses reflects management's periodic review and evaluation of the loan portfolio. The decrease in the provision for loan losses was mainly due to the continued decline in non-performing loans to $12.5 million at December 31, 1997 from $13.9 million at December 31, 1996. As of December 31, 1997, the allowance for loan losses was $12.5 million compared to $10.7 million at December 31, 1996. As of December 31, 1997, the allowance for loan losses was 1.09% of total loans compared to 1.26% of total loans at December 31, 1996. The decrease was attributable to the growth in the loan portfolio and a decline in non-performing loans. The allowance for loan losses was 99.97% of non-performing loans at December 31, 1997 compared to 77.05% at December 31, 1996.

NON-INTEREST INCOME
Non-interest income increased by $4.4 million, or 45.6% to $13.9 million in 1997 from $9.6 million in 1996. Fee income on savings and checking accounts increased by $2.1 million, or 62.2% primarily due to an increase of approximately 53,000 in the number of savings and checking accounts. This growth was primarily due to the Company's in-store branch program which added approximately 48,000 savings and checking accounts during 1997. Insurance, annuity and mutual fund fees increased by $644,000, or 20.7% due to an increase of $185,000 in annuity income and an increase of $471,000 in mutual fund income. The increase in sales of annuity and mutual fund products by CFS Investment Services, Inc. (formerly Columbia Investment Services, Inc.) ("CFSI"), the Bank's wholly-owned subsidiary, is partially due to the increased demand for alternative sources of investments by the Bank's depositors and the addition of the supermarket branches. Approximately 63% of CFSI sales were external. Loan fees and servicing income increased by $1.3 million, or 72.1% to $3.1 million in 1997 from $1.8 million in 1996. The increase was attributable to a prepayment fee of $2.0 million on a commercial real estate loan during the fourth quarter of 1997. During 1997, the Company realized a net loss of $5,000 on the sales of interest-earning assets. Miscellaneous income increased by $456,000, or 40.9% to $1.6 million in 1997 from $1.1 million in 1996. The increase is primarily due to an increase of $186,000 in fees on ATM surcharges and $142,000 due to the close-out of CFSB Funding, Inc., the Bank's finance subsidiary during 1997. Also, fee income on refinance transactions increased by $67,000 from 1996.

NON-INTEREST EXPENSE
Non-interest expense increased by $7.4 million, or 19.2% to $45.8 million in 1997 from $38.5 million in 1996. Non-interest expense for 1996 included a one-time SAIF recapitalization charge of $6.8 million which was paid during the fourth quarter of 1996. Excluding this special assessment, non-interest expense increased by $14.2 million, or 44.8% in 1997. The Company's in-store branch expansion program accounted for $11.5 million of the increase in 1997. Compensation and benefit costs increased by $8.5 million, or 54.1% to $24.3 million in 1997 from $15.7 million in 1996. The in-store branch expansion accounted for $5.3 million of the increase in compensation costs since the Bank added 226 employees for its supermarket branches in 1997. Salary costs for the Bank's subsidiary, CFSI, also increased by $540,000 due to higher sales volume. Federal social security taxes increased by $537,000 and the cost incurred for hospitalization, group life insurance, federal and NYS unemployment insurance increased by $431,000 from the prior year due to the increase in staff. ESOP compensation increased by $201,000 from 1996 due to the increase in the average price of Haven Bancorp common stock for the year. Occupancy and equipment costs increased by $2.9 million, or 82.1% to $6.3 million in 1997 from $3.5 million in 1996 primarily due to the addition of 28 supermarket branches during 1997 and a $150,000 charge for obsolete signage in connection with the name change to CFS Bank. REO operations, net increased by $75,000, or 27.1% to $352,000 for 1997 from $277,000 for 1996. The increase is due to a decline in profits realized on the sale of REO properties since the REO portfolio, exclusive of reserves, decreased to $542,000 at December 31, 1997 from $1.1 million at December 31, 1996. The significant decrease in the federal deposit insurance premium costs of $1.6 million was due to a decrease in the assessment rate from 23 basis points in 1996 to 6.48 basis points in 1997. Miscellaneous operating costs increased by $4.3 million, or 44.1% to $14.2 million in 1997 from $9.8 million in 1996. Operating expenses including stationery, telephone, postage and insurance increased by $1.6 million and professional consulting fees increased by $555,000 from 1996 primarily due to the in-store branch program and services related to the formation of Columbia Preferred Capital Corp. ("CPCC"), the Bank's real estate investment trust ("REIT") subsidiary. In addition, the Bank incurred staff placement costs of $184,000 primarily for in-store branches in New Jersey and Connecticut. Advertising costs increased by $430,000 due to the growth in both the loan portfolio and deposit base. NYCE and PLUS fees increased by $122,000 also due to the growth in the deposit base. Appraisal and credit costs increased by $162,000 during 1997 due to the growth in the loan portfolio. Miscellaneous operating losses increased by $416,000 because the results for 1996 included the reversal of a reserve regarding claims subsequently paid by a check collection service. Operating expenses for CFSI increased by $209,000 due to higher sales volume.

INCOME TAX EXPENSE
Income tax expense was $6.1 million in 1997 compared to $6.4 million in 1996. The effective tax rate for 1997 was 35.6% compared to 40.6% for 1996. The decrease in the effective tax rate is due to several factors: first, during the first quarter of 1997, a deferred tax liability of $330,000 was reversed related to the potential recapture of the New York City tax bad debt reserve which was no longer necessary due to New York City tax legislation enacted earlier this year. The New York City tax law was amended in the first quarter of 1997 to conform to the New York State tax treatment for bad debt reserve. The legislation "decouples" New York State's and New York City's thrift bad debt provisions from the federal tax law and allows for the use of the percentage of taxable income method ("PTI") for computing the tax bad debt reserves. The second factor which contributed to the tax savings when compared to the prior period was the switch to the PTI method for calculating the bad debt deduction for New York City. The final factor contributing to the decline in the effective tax rate for 1997 was the establishment of CPCC during the second quarter of 1997 which resulted in certain tax savings. (See Note 9 to Notes to Consolidated Financial Statements.)

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

Interest income on mortgage loans increased by $11.0 million, or 26.1% to $53.1 million in 1996 from $42.1 million in 1995 primarily as a result of an increase in the average mortgage loan balance of $144.4 million partially offset by a decrease in average yield on mortgage loans of 17 basis points. During 1996, the Bank originated or purchased $354.9 million of mortgage loans which included $172.3 million of one-to four-family mortgage loans purchased in the secondary market during 1996. Mortgage loan originations for 1996 were originated at an average rate of 7.56% compared to 8.03% for 1995. The decline in the average rate for originations was primarily due to decreases in the rate indices used for residential and commercial real estate loans. These indices which are the 30 year treasury bond and the 5 year treasury note declined 19 and 21 basis points, respectively, for 1996 when compared to 1995. Principal repayments totaled $78.2 million in 1996 compared to $67.0 million in 1995.

Interest income on other loans decreased by $577,000, or 13.7% to $3.6 million in 1996 from $4.2 million in 1995 due to a decrease of $4.5 million in average balances and a decline of 31 basis points in the average yield. The Bank's consumer loan products with the exception of equity loan/lines were discontinued in November 1995. The consumer loan portfolio balance will continue to amortize until all loans are satisfied except for the overdraft line-of-credit product.

Interest income on MBSs was $37.5 million for both 1996 and 1995. The average balance for 1996 decreased by $14.2 million, or 2.5% to $543.8 million from $558.0 for 1995. This decrease was offset by the average yield which increased by 18 basis points to 6.90% for 1996 from 6.72% in 1995. During 1996, the Bank purchased $161.1 million of MBSs for its AFS portfolio which were offset by sales totaling $304.2 million. The average balance for 1996 was down only $14.2 million because 96% of the net change in the MBS portfolio occurred during the second half of 1996. The sales from the AFS portfolio were used to fund mortgage loan originations, purchases of loans in the secondary market and also for managing the AFS portfolio to improve overall yield and shorten duration of various securities. The improvement in the overall yield on MBS securities was due to an increase in market rates during the first quarter of 1996. During 1996, the Bank also purchased $38.4 million of MBSs for the held to maturity portfolio which were offset by principal repayments totaling $32.0 million.

Interest income on money market investments decreased by $163,000, or 48.1% to $176,000 in 1996 from $339,000 in 1995 primarily as a result of a decrease in average balances of $2.1 million in 1996. The decrease in the average balances is the result of the Company's strategy to take advantage of its liquidity and invest in higher yielding assets.

Interest on debt and equity securities increased by $2.6 million, or 20.9% to $14.8 million in 1996 from $12.3 million in 1995 primarily as a result of an increase in the average balance of $27.9 million and an increase in average yield of 37 basis points. During 1996, the Company purchased $160.1 million of debt and equity securities for its AFS portfolio which were offset by sales totaling $63.5 million. The increase in the overall yield to 6.51% from 6.14% was due to the acquisition of callable agency securities and FNMA preferred stock. In addition, during 1996, the Bank purchased $7.0 million of debt securities for the held to maturity portfolio offset by principal repayments totaling $37.5 million.

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

Interest on borrowed funds increased by $3.6 million, or 27.8% to $16.7 million in 1996 compared to $13.1 million in 1995. Borrowed funds on an average basis increased by $85.2 million in 1996 due to an increase in short-term advances with the Federal Home Loan Bank ("FHLB") and reverse repurchase agreements with brokers to provide funding for loan originations and partial funding for residential loans purchased in the secondary market which included two bulk purchases totaling approximately $70.0 million. The average cost of borrowings decreased to 5.84% in 1996 from 6.50% in 1995 due to a reduction in short and intermediate term rates during the end of 1995 and the beginning of 1996.

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

NON-INTEREST INCOME
Non-interest income increased by $532,000, or 5.9% to $9.6 million in 1996 from $9.0 million in 1995. Fee income on savings and checking accounts increased by $517,000, or 18.1% primarily due to an increase of approximately 16,000 in the number of active accounts. Annuity, insurance and mutual fund fees increased by $589,000, or 23.3% due to an increase of $224,000 in annuity income, an increase of $200,000 in mutual fund income and an increase of $165,000 in revenue from the distribution of traditional life insurance products. The increase in sales of annuity and mutual fund products by CFSI, the Bank's wholly-owned subsidiary, is partially due to the increased demand for alternative sources of investments by the Bank's depositors. Approximately 45% of sales were from withdrawals of deposit balances from the Bank. Finally, loan fees and servicing income decreased by $434,000, or 19.4% to $1.8 million in 1996 from $2.2 million in 1995. The decrease was attributable to prepayment fees on commercial real estate loans which were higher in 1995 due to the prepayment of several large commercial real estate loans. During 1996, the Company realized net gains of $371,000 on the sales of AFS securities which were offset by an increase of $228,000 in the valuation allowance on cooperative apartment loans held for sale.

NON-INTEREST EXPENSE
Non-interest expense increased by $6.7 million, or 21.0% to $38.5 million in 1996 from $31.8 million in 1995. The increase in non-interest expense was primarily due to the SAIF recapitalization charge of $6.8 million which was recorded in the third quarter of 1996. On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 which empowered the Board of Directors of the FDIC to impose and collect the assessment. The special assessment rate was 65.7 basis points per $100 of insured deposits at March 31, 1995. Compensation and benefit costs increased by $848,000, or 5.7% to $15.7 million in 1996 from $14.9 million in 1995. Salary costs increased by $1.6 million due to normal merit increases, staff hired for the supermarket banking program and an increase in commission costs for CFSI. These factors were partially offset by a curtailment gain of $266,000 which was recorded upon the freeze of the Bank's pension plan as of July 1, 1996. The curtailment gain coupled with a decrease in the normal accrual for 1996 reduced pension expense by $462,000 when compared to the previous year. During 1996, the Bank accrued a matching contribution for its employee 401(k) contributions of $120,000. REO operations, net decreased by $1.1 million, or 80.3% to $277,000 for 1996 from $1.4 million for 1995. REO expenses incurred on properties in the portfolio decreased by $669,000 and the provision for REO decreased by $459,000, respectively, since the REO portfolio decreased by $995,000, or 48.9% from the previous year. The annual premium paid for SAIF insurance, exclusive of the SAIF assessment charge, decreased by $326,000, or 12.3% to $2.3 million for 1996 from $2.7 million for 1995 due to a reduction in the premium for the fourth quarter of 1996 which included a rebate for the 1996 overassessment. Finally, other non-interest expenses increased by $325,000, or 3.4% to $9.8 million for 1996 from $9.5 million for 1995. During 1996, advertising costs increased by $233,000 to support the Bank's various products and for the implementation of the supermarket banking program. Miscellaneous expenses increased by $587,000 due to the settlement of two legal suits totaling $150,000 and agency fees incurred to hire staff for the supermarket program. These increases were partially offset by the reversal of a reserve of $430,000 for potential losses relating to checks in process of collection which were held by Nationar. During 1996, the Bank recovered all of its previously outstanding claims.

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

                                      December 31,
(In thousands)                  1997      1996      1995
                               ------    ------    ------
Non accrual loans:
One-to four-family            $ 3,534     4,083     3,800
Cooperative                       698       431       871
Multi-family                    2,531     1,463       967
Non-residential and other       3,633     4,756     4,167
                               ------    ------    ------
Total non-accrual loans        10,396    10,733     9,805
                               ------    ------    ------
Restructured loans:
One-to four-family                679       887       853
Cooperative                       290       486       494
Multi-family                    1,167     1,427     3,602
Non-residential and other        -          360     2,123
                               ------    ------    ------
Total restructured loans        2,136     3,160     7,072
                               ------    ------    ------
Total non-performing loans     12,532    13,893    16,877
                               ------    ------    ------
REO, net:
One-to four-family                126       266     1,148
Cooperative                       295       292       723
Multi-family                     -         -          156
Non-residential and other         121       561       184
                               ------    ------    ------
Total REO                         542     1,119     2,211
Less allowance for REO            (87)      (81)     (178)
                               ------    ------    ------
REO, net                          455     1,038     2,033
                               ------    ------    ------
Total non-performing assets   $12,987    14,931    18,910
                               ======    ======    ======

The Company's expanded loan workout/resolution efforts have successfully contributed toward reducing non-performing assets to manageable levels. Since year-end 1995, non-performing assets have declined by $5.9 million, or 31.3%, from a level of $18.9 million to $13.0 million at year-end 1997. The decrease in non-performing assets is reflected in the following ratios: Non-performing loans to total loans was 1.09% for 1997 compared to 1.64% for 1996 and 2.97% for 1995; Non-performing assets to total assets was 0.66% for 1997 compared to 0.94% for 1996 and 1.28% for 1995 and Non-performing loans to total assets was 0.63% for 1997 compared to 0.87% for 1996 and 1.15% for 1995. There can be no assurance that non-performing assets will continue to decline.

The decrease in non-performing assets in 1997 was primarily due to continued sales of REO properties and a continued decline in non-performing loans. During 1997, the Company sold 37 REO properties with a fair value of $1.4 million. Total restructured loans decreased by $1.0 million during 1997 due to transfers to classified loan status and the REO portfolio. Total non-accrual loans decreased by $337,000 during 1997.

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

LIQUIDITY
The Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of withdrawable deposits and short-term borrowings. The required ratio is currently 4%. The Bank's ratio was 8.94 % at December 31, 1997 compared to 14.99% at December 31, 1996.

The Company's primary sources of funds are deposits, principal and interest payments on loans, debt securities and MBSs, retained earnings and advances from FHLB and other borrowings. Proceeds from the sale of AFS securities are also a source of funding, as are, to a lesser extent, the sales of annuities, insurance and securities brokerage activities conducted by the Bank's wholly-owned subsidiary, CFSI. While maturities and scheduled amortization of loans and securities are somewhat predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and regulatory changes.

The Company's most liquid assets are cash and short term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1997 and December 31, 1996, cash and short term investments totaled $40.3 million and $35.7 million, respectively.

The Company and the Bank have other sources of liquidity which include debt securities maturing within one year and AFS securities. Other sources of funds include FHLB advances, which at December 31, 1997, totaled $247.0 million. If needed, the Bank may borrow an additional $3.9 million from the FHLB.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities; investing activities and financing activities. Net cash provided by (used in) operating activities, consisting primarily of interest and dividends received less interest paid on deposits were $26.0 million, $10.7 million and $(8.3) million for the years ended December 31, 1997, 1996 and 1995, respectively. Net cash used in investing activities, consisting primarily of disbursements of loan originations and securities purchases, offset by principal collections on loans and proceeds from maturities of securities held to maturity or sales of AFS securities or disposition of assets including REO were $385.8 million, $117.6 million and $197.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. Net cash provided by financing activities, consisting primarily of net activity in deposits and borrowings, purchases of treasury stock, payments of common stock dividends and proceeds from stock options exercised were $364.4 million, $103.7 million and $214.3 million for the years ended December 31, 1997, 1996 and 1995, respectively.

At December 31, 1997, the Bank had outstanding loan commitments to originate $77.4 million of loans. The Bank also had commitments to purchase $10.0 million of MBSs. The Bank believes that it will have sufficient funds available to meet these commitments. At December 31, 1997, certificates of deposit which are scheduled to mature in one year or less totaled $595.7 million.

CAPITAL RESOURCES
See Note 14 to Notes to Consolidated Financial Statements.

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

COMPUTER ISSUES FOR THE YEAR 2000
As a financial services company, the Bank is aware of the potential issues the year 2000 could have on its computer systems and programs. During fiscal year 1997, the Bank initiated a review of its computer systems and programs to determine which, if any, systems and programs are not capable of recognizing the year 2000. Communications were initiated with all of the Bank's vendors that supply the Bank with these systems and programs.
The Bank's efforts to determine what, if any, issues exist have been substantially completed. Where the potential computer issues for the year 2000 have been identified, vendors have committed to resolving such issues by no later than December 31, 1998. Management has not yet determined the total financial impact of resolving year 2000 computer issues.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
See Note 1 to Notes to Consolidated Financial Statements.

STOCK DATA
Haven common stock, listed under the symbol HAVN is publicly traded on the Nasdaq Stock Market. As of March 4, 1998, the Company had approximately 428 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 8,835,588 outstanding shares of common stock (excluding treasury shares). The common stock traded in a high and low range of $23 and $137/8 during the year ended December 31, 1997 which have been adjusted to reflect the stock split.



















































      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                     December 31, December 31,
(Dollars in thousands, except for share data)            1997         1996
ASSETS
Cash and due from banks                               $   35,745       28,848
Money market investments                                   4,561        6,869
Securities available for sale (note 2)                   499,380      370,105
Debt securities held to maturity (estimated
  fair value of $66,372 and $96,324 in 1997
  and 1996, respectively) (note 3)                        66,404       97,307
Federal Home Loan Bank of NY Stock, at cost               12,885        9,890
Mortgage-backed securities held to maturity
  (estimated fair value of $163,326 and $195,682
  in 1997 and 1996, respectively) (notes 4 and 8)        163,057      197,940
Loans (note 5):
First mortgage loans                                   1,098,894      793,556
Cooperative apartment loans                               19,596       19,936
Other loans                                               32,291       34,094
                                                       ---------    ---------
Total loans                                            1,150,781      847,586
Less allowance for loan losses (note 6)                  (12,528)     (10,704)
                                                       ---------    ---------
Loans, net                                             1,138,253      836,882
Premises and equipment, net (note 13)                     27,062        8,820
Accrued interest receivable (notes 2, 3, 4 and 5)         12,429       12,172
Other assets (note 9)                                     15,114       14,712
                                                       ---------    ---------
Total assets                                          $1,974,890    1,583,545
                                                       =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits (note 7)                                     $1,365,012    1,137,788
Borrowed funds (note 8)                                  466,794      326,433
Mortgagors' escrow balances                                3,234        4,621
Due to broker                                             10,000        1,000
Other liabilities (note 9)                                16,985       14,319
                                                       ---------    ---------
Total liabilities                                      1,862,025    1,484,161
                                                       ---------    ---------
Commitments and contingencies (notes 6 and 13)
Stockholders' Equity(1) (note 14):
Preferred stock, $.01 par value, 2,000,000 shares
  authorized, none issued                                   -            -
Common stock, $.01 par value, 10,500,000 shares
  authorized, 9,918,750 issued; 8,784,700 and
  8,650,814 shares outstanding in 1997 and 1996,
  respectively                                               100          100
Additional paid-in capital                                50,065       48,794
Retained earnings, substantially restricted (note 14)     73,567       65,092
Unrealized gain (loss) on securities available for
  sale, net of tax effect (note 2)                         1,671         (840)
Treasury stock, at cost (1,134,050 and 1,267,936
  shares in 1997 and 1996, respectively)                 (10,246)     (11,049)
Unallocated common stock held by ESOP (note 11)           (1,529)      (1,854)
Unearned common stock held by Bank's Recognition
  Plans and Trusts (note 11)                                (364)        (267)
Unearned compensation (note 11)                             (399)        (592)
                                                       ---------    ---------
Total stockholders' equity                               112,865       99,384
                                                       ---------    ---------
Total liabilities and stockholders' equity            $1,974,890    1,583,545
                                                       =========    =========

(1) Share amounts reflect the 2-for-1 stock split effective
November 1997.

See accompanying notes to consolidated financial statements.


                  CONSOLIDATED STATEMENTS OF INCOME

                                                         Years Ended December 31,
(Dollars in thousands, except per share data)           1997       1996       1995
Interest income:
Mortgage loans                                     $   75,266     53,110     42,115
Other loans                                             3,220      3,638      4,215
Mortgage-backed securities                             32,755     37,517     37,510
Money market investments                                  343        176        339
Debt and equity securities                             14,722     14,812     12,255
                                                      -------    -------     ------
Total interest income                                 126,306    109,253     96,434
                                                      -------    -------     ------
Interest expense:
Deposits:
Passbook accounts                                       9,338      9,314     10,105
NOW accounts                                            1,130        999        939
Money market accounts                                   1,823      1,929      1,585
Certificate accounts                                   39,309     32,436     29,426
Borrowings                                             22,800     16,690     13,060
                                                      -------    -------     ------
Total interest expense                                 74,400     61,368     55,115
                                                      -------    -------     ------
Net interest income before provision for loan losses   51,906     47,885     41,319
Provision for loan losses (note 6)                      2,750      3,125      2,775
                                                      -------    -------     ------
Net interest income after provision for loan losses    49,156     44,760     38,544
                                                      -------    -------     ------
Non-interest income:
Loan fees and servicing income                          3,110      1,807      2,241
Savings/checking fees                                   5,478      3,378      2,861
Net (loss) gain on sales of interest-earning assets        (5)       140        126
Insurance annuity and mutual funds fees                 3,758      3,114      2,525
Other                                                   1,571      1,115      1,269
Total non-interest income                              13,912      9,554      9,022
Non-interest expense:
Compensation and benefits (notes 10 and 11)            24,251     15,737     14,889
Occupancy and equipment (note 13)                       6,334      3,478      3,334
Real estate owned operations, net                         352        277      1,405
SAIF recapitalization charge (note 7)                    -         6,800       -
Federal deposit insurance premiums                        736      2,327      2,653
Other                                                  14,174      9,836      9,511
                                                      -------    -------     ------
Total non-interest expense                             45,847     38,455     31,792
                                                      -------    -------     ------
Income before income tax expense                       17,221     15,859     15,774
Income tax expense (note 9)                             6,138      6,434      7,230
                                                      -------    -------     ------
Net income                                            $11,083      9,425      8,544
                                                      =======    =======     ======
Net income per common share:(1)  Basic                $  1.32       1.13       0.99
                                 Diluted              $  1.24       1.08       0.96
                                                      =======    =======     ======

(1) Per share amounts reflect the 2-for-1 stock split effective
November 1997.

See accompanying notes to consolidated financial statements.











                CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         The three years ended December 31, 1997

                                                                 Unrealized
                                                                 Gain (Loss)           Unallocated  Unearned
                                            Additional          on Securities            Common      Common
                                     Common  Paid-In   Retained   Available   Treasury Stock Held  Stock Held   Unearned
                                     Stock   Capital   Earnings   for Sale     Stock     by ESOP     by RRPs  Compensation Total
                                     ------ ---------- -------- ------------- -------- ----------- ---------- ------------ -----
                                                           (In thousands of dollars, except for share data)
Balance at December 31, 1994         $ 100    46,445     50,331    (1,880)     (5,093)   (2,725)      (943)         -     86,235
Net income                              -       -         8,544       -           -         -          -            -      8,544
Dividends declared                      -       -          (902)      -           -         -          -            -       (902)
Purchase of treasury stock
  (151,140 shares)                      -       -          -          -        (1,360)      -          -            -     (1,360)
Reissued Treasury Stock contributed
  to RRP (19,836 shares)                -         49       -          -           119       -         (168)         -       -
Stock options exercised and
  related tax effect (51,406 shares)    -         45        (54)      -           311       -          -            -        302
Unrealized appreciation on
  securities transferred from
  held to maturity to available
  for sale, net of tax effect           -       -          -        2,091         -         -          -            -      2,091
Change in unrealized appreciation
  (depreciation) on securities
  available for sale, net of
  tax effect                            -       -          -        1,872         -         -          -            -      1,872
Allocation of ESOP stock and
  amortization of award of RRP
  stock and related tax benefits                 742                                        528        467                 1,737
                                      ----    ------     ------     -----      ------    ------      ------       ----    ------
Balance at December 31, 1995           100    47,281     57,919     2,083      (6,023)   (2,197)      (644)         -     98,519
Net income                              -       -         9,425       -           -         -          -            -      9,425
Dividends declared                      -       -        (2,229)      -           -         -          -            -     (2,229)
Purchase of treasury stock
  (451,074 shares)                      -       -          -          -        (5,516)      -          -            -     (5,516)
Treasury Stock issued for deferred
  compensation plan (60,162 shares)     -        401       -          -           372       -          -           (782)    -
Stock options exercised and related
  tax effect (18,812 shares)            -        104        (23)      -           118       -          -            -        199
Change in unrealized appreciation
  (depreciation) on securities
  available for sale, net of
  tax effect                            -       -          -       (2,923)        -         -          -            -     (2,923)
Allocation of ESOP stock and
  amortization of award of RRP stock
  and related tax benefits              -        999       -         -            -         343       377           -      1,719
Amortization of deferred compensation
  plan                                                                                                             190       190
                                      ----    ------     ------     -----      ------    ------      ------       ----    ------
Balance at December 31, 1996           100    48,794     65,092      (840)    (11,049)   (1,854)     (267)        (592)   99,384
Net income                              -       -        11,083      -            -         -          -            -     11,083
Dividends declared                      -       -        (2,608)     -            -         -          -            -     (2,608)


Reissued treasury stock contributed
  to RRP and deferred compensation
  plan (18,904 shares)                  -        236       -         -            113       -        (206)        (143)     -
Stock options exercised and related
tax effect (114,982 shares)             -        116       -         -            690       -          -            -         806
Change in unrealized appreciation
  (depreciation) on securities
  available for sale, net of
  tax effect                                                        2,511                                                   2,511
Allocation of ESOP stock and
  amortization of award of RRP stock
  and related tax benefits                       919                                        325       109                   1,353
Amortization of deferred compensation
  plan                                                                                                             336        336
                                      ----    ------     ------     -----      ------    ------      ------       ----    ------
Balance at December 31, 1997         $ 100    50,065     73,567     1,671     (10,246)   (1,529)     (364)        (399)   112,865


(1) Share amounts reflect the 2-for-1 stock split effective
November 1997.

See accompanying notes to consolidated financial statements.





















               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Years Ended December 31,
(Dollars in thousands)                                      1997      1996      1995
Cash flows from operating activities:
Net income                                                $11,083     9,425     8,544
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
Amortization of cost of stock benefit plans                 1,689     1,909     1,737
Amortization of net deferred loan origination fees           (231)     (245)     (433)
Premiums and discounts on loans, mortgage-backed
  and debt securities                                         210       233       390
Provision for loan losses                                   2,750     3,125     2,775
Provision for losses on real estate owned                     251       291       750
Deferred income taxes                                      (1,540)      230     5,232
Net loss (gain) on sales of interest-earning assets             5      (140)     (126)
Depreciation and amortization                               1,592       878       925
Increase in accrued interest receivable                      (257)   (1,436)   (2,163)
Increase (decrease)  in due to broker                       9,000    (4,000)  (25,800)
Increase in other liabilities                               2,702     2,278     1,682
Increase in other assets                                   (1,265)   (1,804)   (1,844)
                                                          -------   -------   -------
Net cash provided by (used in) operating activities        25,989    10,744    (8,331)
                                                          -------   -------   -------
Cash flows from investing activities:
Net increase in loans                                    (306,328) (269,343)  (65,505)
Proceeds from disposition of assets (including REO)         2,785     4,313     9,703
Purchases of securities available for sale               (511,075) (321,162)  (28,964)
Principal repayments on securities available for sale      48,377    73,472     2,800
Proceeds from sales of securities available for sale      337,696   374,840    25,152
Purchases of debt securities held to maturity                -       (6,989)  (99,022)
Principal repayments, maturities and calls on debt
  securities held to maturity                              30,954    37,511    60,693
Purchases of mortgage-backed securities held to maturity     -      (38,357) (175,859)
Principal repayment on mortgage-backed securities
  held to maturity                                         34,660    32,004    74,163
Purchases of Federal Home Loan Bank Stock, net             (2,995)   (1,752)   (1,250)
Net (increase) decrease in premises and equipment         (19,834)   (2,108)      483
                                                          -------   -------   -------
Net cash used in investing activities                    (385,760) (117,571) (197,606)
                                                          -------   -------   -------
Cash flows from financing activities:
Net increase in deposits                                  227,224    54,342    70,284
Net increase in borrowed funds                            140,361    55,850   145,502
(Decrease) increase in mortgagors' escrow balances         (1,387)    1,394        90
Purchase of treasury stock                                   -       (5,516)   (1,360)
Payment of common stock dividends                          (2,598)   (2,475)     (454)
Stock options exercised                                       760        95       257
                                                          -------   -------   -------
Net cash provided by financing activities                 364,360   103,690   214,319
                                                          -------   -------   -------
Net increase (decrease) in cash and cash equivalents        4,589    (3,137)    8,382
Cash and cash equivalents at beginning of year             35,717    38,854    30,472
                                                          -------   -------   -------
Cash and cash equivalents at end of year                 $ 40,306    35,717    38,854
                                                          =======   =======   =======
Supplemental information:
Cash paid during the year for:
Interest                                                 $ 73,757    60,187    54,042
Income taxes5,893 7,824 685
Additions to real estate owned                              1,695     3,470     4,638
Loans transferred (from) to loans held for sale              -      (10,594)   12,038
Securities purchased not yet received                      10,000     1,000     5,000
Mortgage-backed securities and debt securities
  held to maturity transferred to securities
  available for sale                                         -         -      447,200
                                                          =======   =======   =======

See accompanying notes to consolidated financial statements.





        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Haven Bancorp, Inc. (the "Holding Company") was formed on March 25, 1993, as the holding company for CFS Bank, formerly known as Columbia Federal Savings Bank (the "Bank"). On September 23, 1993, the Holding Company completed its initial public offering of 9,918,750 shares of common stock in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Concurrent with the conversion process, the Holding Company acquired all of the issued and outstanding stock of the Bank with a portion of the net proceeds.

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

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and money market investments.
On October 23, 1997, the Company's Board of Directors approved a two-for-one common stock split. The additional shares were issued on November 28, 1997 to shareholders of record on October 31, 1997. The par value of the Company's common stock remains unchanged at $.01. Accordingly, all information with respect to shares of common stock fully reflects the stock split.

MONEY MARKET INVESTMENTS
Money market investments represent instruments with maturities of ninety days or less. These investments are carried at cost, adjusted for premiums and discounts which are recognized in interest income over the period to maturity.

DEBT, EQUITY AND MORTGAGE-BACKED SECURITIES
Debt and mortgage-backed securities ("MBSs") which the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level yield method over the remaining period to contractual maturity, adjusted, in the case of MBSs, for actual prepayments. Debt and equity securities and MBSs to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale securities and are recorded at fair value, with unrealized gains (losses), net of tax, reported as a separate component of stockholders' equity. Gains and losses on the sale of securities are determined using the specific identification method and are included in non-interest income.

LOANS
Loans are carried at their unpaid principal balances, less unearned discounts, net deferred loan origination fees and the allowance for loan losses. Purchased loans are recorded at cost.
Related premiums or discounts are amortized to expense or accreted to income using the level-yield method over the estimated life of the loans.

Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and the amendment thereof, SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" require that impaired loans that are within their scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, at the loan's current observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. SFAS No. 114 does not apply to those large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which, for the Company, include one-to four-family first mortgage loans and cooperative apartment loans ("residential loans") and consumer loans.

Loans individually reviewed for impairment by the Company within the scope of SFAS No. 114 are limited to loans modified in a troubled debt restructuring ("TDR") and commercial and multi-family first mortgage loans. The measurement value of the Company's impaired loans was based on the fair value of the underlying collateral. The Company's impaired loan identification and measurement process are conducted in conjunction with the Company's review of the adequacy of its allowance for loan losses. Specific factors utilized in the impaired loan identification process include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history and debt coverage. At a minimum, such loans are classified as impaired by the Company when they become past due 90 days. A loan modified in a TDR subsequent to the adoption of SFAS No. 114 (prospectively on January 1, 1995) is, except as noted, considered impaired. A loan modified in a TDR subsequent to the adoption of SFAS No. 114 is not considered impaired in years following the restructuring if the restructuring agreement specifies an interest rate equal to or greater than the rate the Company was willing to accept at the restructuring date for a new loan with comparable risk and the loan is not impaired based on the terms of the restructuring agreement. Loans that were modified in a TDR prior to the Company's adoption of SFAS No. 114 that are not considered impaired based on the terms of the restructuring agreement continue to be accounted for under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings."

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

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Impaired loans and related reserves have been identified and calculated in accordance with the provisions of SFAS No. 114. The total allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies." The Company's allowance for loan losses is intended to be maintained at a level sufficient to absorb all estimable and probable losses inherent in the loan portfolio. The Company reviews the adequacy of the allowance for loan losses on a monthly basis taking into account past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current and prospective economic conditions and current regulatory guidance.

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

REAL ESTATE OWNED
Real estate properties acquired through loan foreclosure are recorded at the lower of cost or estimated fair value less estimated selling costs at the time of foreclosure. Subsequent valuations are periodically performed by management and the carrying value may be adjusted by a valuation allowance, established through charges to income and included in real estate operations, net to reflect subsequent declines in the estimated fair value of the real estate. REO is shown net of the allowance. Operating results of REO, including rental income, operating expenses, and gains and losses realized from the sales of properties owned, are also recorded in real estate operations, net.

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

BENEFIT PLANS
The Company maintains various pension, savings, employee stock ownership and other benefit plans and programs for its employees, including the Bank's Retirement Plan covering substantially all employees who have attained minimum service requirements. The Bank's funding policy is to make contributions to the plan at least equal to the amounts required by applicable Internal Revenue Service regulations. The Bank periodically evaluates the overall effectiveness and economic value of such programs, in the interest of maintaining a comprehensive benefit package for employees. Based on an evaluation of the Retirement Plan in 1996, the Bank concluded that future benefit accruals under the Retirement Plan would cease, or "freeze" on July 1, 1996. Although the benefit accruals are frozen, the Bank will continue to maintain and provide benefits under its Employee Stock Ownership Plan ("ESOP") and Employee 401(k) Thrift Incentive Savings Plan ("401(k) Plan"). In connection with the Retirement Plan "freeze," the Bank resumed its matching of contributions to the 401(k) Plan on July 1, 1996.

Post-retirement and post-employment benefits are recorded on an accrual basis with an annual provision that recognizes the expense over the service life of the employee, determined on an actuarial basis.

STOCK COMPENSATION PLANS
Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 permits either the recognition of compensation cost for the estimated fair value of employee stock-based compensation arrangements on the date of grant, or the continued application of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for its plans with disclosure in the notes to the financial statements of the pro forma effects on net income and earnings per share, determined as if the fair value-based method had been applied in measuring compensation cost. The Company has adopted the disclosure option. Accordingly, no compensation cost has been recognized for the Company's stock option plans.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The Company has utilized interest rate caps to manage its interest rate risk. Generally, the net settlements on such transactions used as hedges of non-trading liabilities are accrued as an adjustment to interest expense over the life of the agreements.

NET INCOME (LOSS) PER COMMON SHARE
The Company adopted SFAS No. 128, "Accounting for Earnings Per Share" effective December 15, 1997. SFAS No. 128 requires restatement of all prior-period earnings per share ("EPS") data presented. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the relevant period. The weighted average number of shares outstanding does not include shares which are unallocated by the ESOP in accordance with American Institute of CPAs ("AICPA") Statement of Position ("SOP") 93-6, "Employers Accounting for ESOPs." Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shares in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB No. 15 "Earnings Per Share."

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 also requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of prior periods will be required. Management has not completed its review of SFAS No. 130, and has not determined the impact, if any, that adoption of SFAS No. 130 will have on the Company.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement establishes standards for the way an enterprise reports information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Statement requires a reconciliation of total segment revenue and expense items and segment assets to the amounts in the enterprise's financial statements. The Statement also requires a descriptive report on how the operating segments were determined, the products and services provided by the operating segments, and any measurement differences used for segment reporting and financial statement reporting. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. Management has not completed its review of SFAS No. 131, but does not anticipate that the adoption of SFAS No. 131 will have a significant effect on the Company.



2.  SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair values of securities available for sale at December 31 are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value
1997
Debt and equity securities available for sale:
  U.S. Government and agency obligations         $115,466        285      (1,093)   114,658
  Preferred stock                                   4,095         38         (10)     4,123
                                                  -------      -----       -----    -------
                                                  119,561        323      (1,103)   118,781
                                                  -------      -----       -----    -------
MBSs available for sale:
  GNMA Certificates                                   943         39         -          982
  FNMA Certificates                                45,860        556        (531)    45,885
  FHLMC Certificates                               62,649      1,074         (85)    63,638
  CMOs and REMICs                                 267,754      3,228        (888)   270,094
                                                  -------      -----       -----    -------
                                                  377,206      4,897      (1,504)   380,599
                                                  -------      -----       -----    -------
Total                                            $496,767      5,220      (2,607)   499,380
                                                  =======      =====       =====    =======
1996
Debt and equity securities available for sale:
  U.S. Government and agency obligations         $121,647        163      (3,058)   118,752
  Preferred stock                                  26,896        433         -       27,329
                                                  -------      -----       -----    -------
                                                  148,543        596      (3,058)   146,081
                                                  -------      -----       -----    -------
MBSs available for sale:
  GNMA Certificates                                   949         34         -          983
  FNMA Certificates                                38,230        518         (26)    38,722
  FHLMC Certificates                               56,863      1,226         (25)    58,064
  CMOs and REMICs                                 126,942        230        (917)   126,255
                                                  -------      -----       -----    -------
                                                  222,984      2,008        (968)   224,024
                                                  -------      -----       -----    -------
Total                                            $371,527      2,604      (4,026)   370,105
                                                  =======      =====       =====    =======

Gross gains of approximately $1,044,000, $1,948,000 and $126,000 for the years ended December 31, 1997, 1996 and 1995, respectively, were realized on sales of securities available for sale. Gross losses amounted to approximately $1,064,000 and $1,577,000 for the years ended December 31, 1997 and 1996, respectively. There were no gross losses during the year ended December 31, 1995.

The Company's portfolio of MBSs available for sale has an estimated weighted average expected life of approximately 7 years at December 31, 1997. At December 31, 1997, $250.5 million of MBSs available for sale were adjustable-rate securities.
U.S. Government and agency obligations at December 31, 1997 had contractual maturities between April 30, 1999 and June 25, 2024. Accrued interest receivable on securities available for sale amounted to approximately $4,286,000 and $4,848,000 at December 31, 1997 and 1996, respectively.

3.  DEBT SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gains and losses and estimated fair values of debt securities held to maturity at December 31 are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value
1997
U.S. Government and agency obligations           $ 21,014        70          (27)    21,057
Corporate debt securities                          45,390        31         (106)    45,315
                                                  -------      ----        -----    -------
Total                                            $ 66,404       101         (133)    66,372
                                                  =======      ====        =====    =======
1996
U.S. Government and agency obligations           $ 51,957        16         (876)    51,097
Corporate debt securities                          45,350        46         (169)    45,227
                                                  -------      ----        -----    -------
Total                                            $ 97,307        62       (1,045)    96,324
                                                  =======      ====        =====    =======

The amortized cost and estimated fair value of debt securities held to maturity at December 31 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         1997                   1996
                                                             Estimated              Estimated
                                                 Amortized     fair     Amortized     fair
(In thousands)                                     Cost        value      Cost        value
Due in one year or less                          $  8,609      8,605        -          -
Due after one year through five years              41,815     41,801      54,324     54,212
Due after five years through ten years               -          -         12,022     11,853
Due after ten years                                15,980     15,966      30,961     30,259
                                                   ------     ------      ------     ------
Total                                            $ 66,404     66,372      97,307     96,324
                                                   ======     ======      ======     ======

Accrued interest receivable on debt securities held to maturity amounted to approximately $667,000 and $1,318,000 at December 31, 1997 and 1996, respectively.

4.  MORTGAGE-BACKED SECURITIES HELD TO MATURITY
The amortized cost, gross unrealized gains and losses and estimated fair values of MBSs held to maturity at December 31 are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value
1997
FNMA Certificates                                $ 61,492        258        (657)    61,093
FHLMC Certificates                                 27,472        465        (168)    27,769
CMOs and REMICs                                    74,093        821        (450)    74,464
                                                  -------      -----       -----    -------
Total                                            $163,057      1,544      (1,275)   163,326
                                                  =======      =====       =====    =======
1996
FNMA Certificates                                $ 71,460        185      (1,731)    69,914
FHLMC Certificates                                 39,889        284        (579)    39,594
CMOs and REMICs                                    86,591        409        (826)    86,174
                                                  -------      -----       -----    -------
Total                                            $197,940        878      (3,136)   195,682
                                                  =======      =====       =====    =======

The estimated weighted average expected life of the MBSs held to maturity portfolio was approximately 4 years at December 31, 1997.

At December 31, 1997 and 1996, $8.8 million and $10.1 million, respectively, of the MBSs held to maturity portfolio consists of adjustable-rate securities. Such securities had an estimated fair value of $8.8 million and $10.0 million, respectively.

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

Accrued interest receivable on MBSs held to maturity amounted to approximately $1,025,000 and $1,180,000 at December 31, 1997 and
1996, respectively.

5.  LOANS

Loans, net at December 31 are summarized as follows:

(In thousands)                                   1997     1996
First mortgage loans:
Principal balances:
One-to four-family                             $802,766  552,968
Multi-family                                    143,559  105,341
Commercial                                      148,745  127,956
Construction                                      2,263    4,227
Partially guaranteed by VA or insured by FHA      2,924    3,850
                                              ---------  -------
                                              1,100,257  794,342
Less net deferred loan origination fees,
  unearned discounts and unamortized premiums    (1,363)    (786)
                                              ---------  -------
Total first mortgage loans                    1,098,894  793,556
                                              ---------  -------
Cooperative apartment loans, net                 19,596   19,936
                                              ---------  -------
Other loans:
Consumer loans                                   14,413   15,938
Home equity loans                                15,449   15,677
Other                                             2,429    2,479
                                              ---------  -------
Total other loans                                32,291   34,094
                                              ---------  -------
                                              1,150,781  847,586
Less allowance for loan losses                  (12,528) (10,704)
                                              ---------  -------
Total                                        $1,138,253  836,882
                                              =========  =======

Included in total loans are loans on which interest is not being accrued and loans which have been restructured with the result that interest has been reduced or foregone. The principal balances of these loans at December 31 are summarized as follows:

(In thousands)                          1997         1996
Non-accrual loans                    $ 10,396       10,733
Restructured loans                      2,136        3,160
Total                                $ 12,532       13,893

If interest income on non-accrual loans had been current in accordance with the original terms, approximately $736,000, $688,000 and $889,000 of interest income would have been recorded for the years ended December 31, 1997, 1996 and 1995, respectively. Approximately $146,000, $220,000 and $280,000 of interest income was recognized on non-accrual loans for the years ended December 31, 1997, 1996 and 1995, respectively. The Bank has no obligation to fund any additional monies on these loans.

The amount of interest income that would have been recorded if restructured loans had been performing in accordance with their original terms (prior to being restructured) was approximately $197,000, $305,000 and $714,000 for the years ended December 31,
1997, 1996 and 1995, respectively.

The Bank services for investors first mortgage loans which are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of such loans were approximately $174.9 million and $197.0 million at December 31, 1997 and 1996, respectively.

The geographical location of the Bank's loan portfolio is primarily within the New York metropolitan area.

During 1996, $10.6 million of cooperative apartment loans previously transferred to loans held for sale were returned to the loan portfolio at their estimated market value.

Accrued interest receivable on loans amounted to approximately
$6,443,000 and $4,826,000 at December 31, 1997 and 1996,
respectively.

6.  ALLOWANCES FOR LOAN AND REAL ESTATE OWNED LOSSES

Impaired loans and related reserves have been identified and calculated in accordance with the provisions of SFAS No. 114. The total allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies."

As such, the Company has provided amounts for anticipated losses that exceed the immediately identified losses associated with loans that have been deemed impaired. Provisions have been made and reserves established accordingly, based upon experience and expectations, for losses associated with the general population of loans, specific industry and loan types, including residential and consumer loans which are not subject to the provisions of SFAS No. 114.

The following table summarizes information regarding the Company's impaired loans at December 31:

                                                 1997                            1996
                                                  Related                         Related
                                                  Allowance                       Allowance
                                        Recorded  for Loan     Net      Recorded  for Loan     Net
(In thousands)                         Investment  Losses   Investment Investment  Losses   Investment
Residential loans:
Without a related allowance             $ 4,232       -        4,232      4,423       -        4,423
                                         ------      ---      ------     ------      ---      ------
Total residential loans                   4,232       -        4,232      4,423       -        4,423
                                         ------      ---      ------     ------      ---      ------
Multi-family and non-residential
  loans:
With a related allowance                    970      207         763        981      321         660
Without a related allowance               5,194       -        5,194      5,329       -        5,329
                                         ------      ---      ------     ------      ---      ------
Total multi-family and non-residential
  loans                                   6,164      207       5,957      6,310      321       5,989
                                         ------      ---      ------     ------      ---      ------
Total impaired loans                    $10,396      207      10,189     10,733      321      10,412
                                         ======      ===      ======     ======      ===      ======

The Company's average recorded investment in impaired loans for the years ended December 31, 1997 and 1996 was $10.3 million and $9.8 million, respectively. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income, amounted to approximately $146,000, $220,000 and $280,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Activity in the allowance for loan losses for the years ended
December 31 is as follows:

(In thousands)                        1997    1996     1995
Balance at beginning of year        $10,704   8,573   10,847
Charge-offs:
One-to four-family                     (964)   (771)    (472)
Cooperative                            (370)   (524)  (2,142)
Multi-family                           -        (30)  (1,299)
Non-residential and other              (352)   (560)  (1,541)
                                     ------  ------   ------
Total charge-offs                    (1,686) (1,885)  (5,454)
Recoveries                              760     891      405
                                     ------  ------   ------
Net charge-offs                        (926)   (994)  (5,049)
Provision for loan losses             2,750   3,125    2,775
                                     ------  ------   ------
Balance at end of year              $12,528  10,704    8,573
                                     ======  ======   ======

Activity in the allowance for REO for the years ended December 31 is as follows:

(In thousands)                        1997    1996     1995
Balance at beginning of year          $  81     178      717
Provision charged to operations         251     291      750
Charge-offs                            (275)   (450)  (1,414)
Recoveries                               30      62      125
                                       ----    ----     ----
Balance at end of year                $  87      81      178
                                       ====    ====     ====

7.  DEPOSITS

Deposits at December 31 are summarized as follows:

                                                       Weighted
                                                       average
(Dollars in thousands)              Amount    Percent   rates
1997
Passbook accounts                 $ 378,745    27.7%     2.58%
Money market                         51,128     3.7      3.44
NOW                                  98,108     7.2      1.40
Demand                               55,448     4.1       -
                                  ---------   -----
                                    583,429    42.7      2.21
Certificates of deposit             781,583    57.3      6.05
                                  ---------   -----
Total                            $1,365,012   100.0%     4.41%
                                  =========   =====      ====
1996
Passbook accounts                $  361,707    31.8%     2.58%
Money market                         55,010     4.8      3.51
NOW                                 111,516     9.8      0.90
Demand                                8,456     0.8       -
                                  ---------   -----
                                    536,689    47.2      2.28
Certificates of deposit             601,099    52.8      5.40
                                  ---------   -----
Total                            $1,137,788   100.0%     3.93%
                                  =========   =====      ====
</TABLE

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to approximately $64,544,000 and $41,691,000 at December 31, 1997 and 1996, respectively.

Scheduled maturities of certificates of deposit at December 31 are summarized as follows:

<CAPTION
                                 1997               1996
(Dollars in thousands)     Amount    Percent  Amount    Percent
Within six months         $345,302    44.2%  $305,641    50.8%
Six months to one year     250,405    32.0    140,529    23.4
One to two years           105,903    13.6    116,982    19.5
Over two years              79,973    10.2     37,947     6.3
                           -------   -----    -------   -----
Total                     $781,583   100.0%  $601,099   100.0%
                           =======   =====    =======   =====

The deposits of the Bank are insured up to $100,000 per depositor (as defined by law and regulation) by the Savings Association Insurance Fund ("SAIF") which is administered by the FDIC. Deposits of certain other financial institutions are insured by the Bank Insurance Fund ("BIF"). On September 30, 1996, Congress passed and the President signed legislation that recapitalized the SAIF. The legislation required SAIF-insured institutions to pay a special one-time assessment to recapitalize the SAIF. The Bank's special one-time insurance assessment amounted to $6.8 million. Beginning January 1, 1997, the schedule of SAIF assessment rates became the same as the schedule of BIF assessment rates. The Act also required BIF-insured institutions to pay a portion of the interest due on Financial Corporation ("FICO") bonds beginning January 1, 1997. Beginning January 1, 2000, or the date at which no thrift institution continues to exist, BIF-insured institutions will be required to pay their full pro rata share of FICO payments.




8.  BORROWED FUNDS

Borrowed funds at December 31 are summarized as follows:

(Dollars in thousands)                            1997     1996
Fixed-rate advances from the FHLB of New York:
5.55% to 7.125% due in 1997                    $   -     138,450
5.74% to 6.188% due in 1998                     227,000   20,000
5.355% due in 1999                               20,000   20,000
                                                -------  -------
                                                247,000  178,450
                                                -------  -------
Securities sold under agreements to repurchase:
Fixed rate agreements:
5.50% to 6.250% due in 1997                        -     108,106
5.72% to 6.25% due in 1998                      176,628   34,800
6.27% due in 2002                                16,400     -
                                                -------  -------
                                                193,028  142,906
                                                -------  -------
Holding Company Obligated Mandatorily
  Redeemable CapitalSecurities of Haven
  Capital Trust I at 10.46% due 02/01/27         24,984     -
                                                -------  -------
Debt of Employee Stock Ownership Plan
  (note 11)                                       1,782    2,092
                                                -------  -------
Other secured borrowings:
Collateralized mortgage obligation at
  9.00% maturing through 2016, secured by
  mortgage-backed securities with a carrying
  value of$12,214 in 1996 (notes 2 and 4)          -       2,985
                                                -------  -------
                                               $466,794  326,433
                                                =======  =======

At December 31, 1997 and 1996, pursuant to a physical pledge collateral agreement, advances from the FHLB of New York were collateralized by MBSs with an estimated fair value of approximately $231,131,000 and $90,814,000, respectively. At December 31, 1997 and 1996, advances from the FHLB of New York were also collateralized by U.S. Government and agency obligations with an estimated fair value of approximately $81,446,000 and $126,826,000, respectively. At December 31, 1997 the Bank has unused lines of credit totalling $3,900,000 with the FHLB of New York.

At December 31, 1997, all securities sold under agreements to repurchase were delivered to primary dealers who arranged the transactions. The securities will remain registered in the name of the Bank and will be returned at maturity. During the years ended December 31, 1997 and 1996, securities sold under agreements to repurchase averaged $172,310,000 and $128,677,000, respectively. The maximum amounts outstanding at any month-end were $229,280,000 and $142,906,000, respectively. The average interest rate paid during the years ended December 31, 1997 and 1996 were 5.68% and 5.65%, respectively. MBSs with an estimated fair value of approximately $194,227,000 and $151,700,000 were pledged as collateral at December 31, 1997 and 1996, respectively.

On February 12, 1997, Haven Capital Trust I, a trust formed under the laws of the State of Delaware (the "Trust") issued $25 million of 10.46% capital securities. The Holding Company is the owner of all the beneficial interests represented by common securities of the Trust. The Trust exists for the sole purpose of issuing the Trust securities (comprised of the capital securities and the common securities) and investing the proceeds thereof in the 10.46% junior subordinated deferrable interest debentures issued by the Holding Company on February 12, 1997 which are scheduled to mature on February 1, 2027. Interest on the capital securities is payable in semiannual installments, commencing on August 2, 1997. The Trust securities are subject to mandatory redemption (i) in whole, but not in part upon repayment in full, at the stated maturity of the junior subordinated debentures at a redemption price equal to the principal amount of, plus accrued interest on, the junior subordinated debentures,
(ii) in whole but not in part, at any time prior to February 1, 2007, contemporaneously with the occurrence and continuation of a special event, defined as a tax event or regulatory capital event, at a special event redemption price equal to the greater of 100% of the principal amount of the junior subordinated debentures or the sum of the present values of the principal amount and premium payable with respect to an optional redemption of the junior subordinated debentures on the initial optional repayment date to and including the initial optional prepayment date, discounted to the prepayment date plus accrued and unpaid interest thereon, and (iii) in whole or in part, on or after February 1, 2007, contemporaneously with the optional prepayment by the Corporation of the junior subordinated debentures at a redemption price equal to the optional prepayment price. Subject to prior required regulatory approval, the junior subordinated debentures are redeemable during the 12-month periods beginning on or after February 1, 2007 at 105.230% of the principal amounts outstanding, declining ratably each year thereafter to 100%, plus accrued and unpaid interest thereon to the date of redemption. Deferred issuance costs are being amortized over ten years.

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

In response to the Federal legislation, the New York State and New York City tax law has been amended to prevent the recapture of existing tax bad debt reserves and to allow for the continued use of the PTI method to determine the bad debt deduction in computing New York State and City tax liability.

The components of the net deferred tax assets at December 31 are as follows:

(In thousands)                                   1997    1996
Deferred tax assets:
Difference between financial statement credit
  loss provision and tax bad-debt deduction    $ 5,872   4,874
Non-accrual interest and non-performing loan
  expense                                        1,268   1,002
Securities marked to market for financial
  statement purposes                              -        582
Other                                            1,211   1,235
                                                ------  ------
Total deferred tax assets                        8,351   7,693
                                                ------  ------
Deferred tax liabilities:
Recapture of Tax Bad Debt Reserve                 (937) (1,241)
Securities marked to market for financial
  statement purposes                              (942)   -
Basis difference of fixed assets                  (145)   (143)
Other                                             (126)   (124)
                                                ------  ------
Total deferred tax liabilities                  (2,150) (1,508)
                                                ------  ------
Net deferred tax assets                        $ 6,201   6,185
                                                ======  ======

Income tax expense for the years ended December 31 are summarized as follows:

                               1997        1996       1995
(In thousands)
Current:
Federal                      $ 6,433       3,391      1,273
State and local                1,245       2,813        725
                               -----       -----      -----
                               7,678       6,204      1,998
                               -----       -----      -----
Deferred:
Federal                         (760)        906      3,302
State and local                 (780)       (676)     1,930
                               -----       -----      -----
                              (1,540)        230      5,232
                               -----       -----      -----
Total income tax expense     $ 6,138       6,434      7,230
                               =====       =====      =====

The following is a reconciliation of statutory Federal income tax expense to the combined effective tax expense for the years ended
December 31:

(In thousands)                                      1997    1996    1995
Statutory Federal income tax expense              $ 6,027   5,392   5,363
State and local income taxes, net of Federal
  income tax benefit                                  301   1,410   1,752
Change in deferred tax asset valuation allowance      -      (800)   (300)
Tax bad debt reserve                                  -      (780)    -
Other, net                                           (190)  1,212     415
                                                   ------  ------  ------
Total income tax expense                          $ 6,138   6,434   7,230
                                                   ======  ======  ======

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

STATE AND LOCAL TAXES

The Company and subsidiaries file combined New York State franchise tax and New York City financial corporation tax returns on a calendar-year basis. The Company's annual tax liability for each year is the greater of a tax on (I) allocated entire net income; (ii) located alternative entire net income; (iii) allocated assets to New York State and/or New York City; or (iv) a minimum tax. Operating losses cannot be carried back or carried forward for New York State or New York City tax purposes.

The Company expects to determine its 1997 New York State and New York City tax liability based on entire net income. The Company has provided for New York State and New York City taxes based on entire net income for the year ended December 31, 1996 and based on assets for the year ended December 31, 1995.

10.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS
     RETIREMENT PLAN

The Company has a qualified, non-contributory defined benefit pension plan covering substantially all of its eligible employees. The Company's policy is to fund pension costs in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974, and to provide the plan with sufficient assets with which to pay pension benefits to plan participants. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Based on an evaluation of the Retirement Plan in 1996, the Bank concluded that future benefit accruals under the Retirement Plan would cease or "freeze" effective July 1, 1996. The Bank recognized a curtailment gain of approximately $266,000 as of July 1, 1996. The Bank made a cash contribution of $352,000 to the plan in 1997.

The following is a reconciliation of the funded status of the Plan and the amount of accrued pension cost as determined by the Plan's actuary in accordance with SFAS No. 87, based upon actuarial information as of December 31, 1997 and July 1, 1996, respectively:

(In thousands)                                                                  1997    1996
Actuarial present value of benefit obligations:
Vested                                                                        $ 8,287   7,800
Non-vested                                                                        232     356
                                                                                -----   -----
Accumulated benefit obligation                                                  8,519   8,156
                                                                                =====   =====
Projected benefit obligation for service rendered to date                       8,519   8,156
Estimated plan assets, at fair value                                            8,819   7,832
                                                                                -----   -----
Excess (deficiency) of plan assets over (under) projected benefit obligation      300    (324)
Unrecognized net loss from past experience different from that assumed
  and effects of changes in assumptions                                            (4)    -
                                                                                -----   -----
Prepaid (accrued) pension cost                                                $   296    (324)
                                                                                =====   =====

The amount of accrued pension cost recognized in the Company's consolidated statements of financial condition at December 31, 1996 was $101,000.

The components of net pension expense, exclusive of the aforementioned 1996 curtailment gain, for the years ended
December 31 are as follows:

(In thousands)                                     1997  1996  1995
Service cost (benefits earned during the period)  $  -    211   338
Interest cost on projected benefit obligation       557   597   626
Expected return on plan assets                     (746) (714) (652)
Net amortization and deferral                        -      2   (20)
                                                    ---   ---   ---
Net pension expense (benefit)                     $(189)   96   292
                                                    ===   ===   ===

Assumptions used to develop the actuarial present value of benefit obligations at December 31 were:

                                          1997   1996   1995
Discount rate                             6.75%  7.00%  8.25%
Expected long-term rate of return         9.00   9.00   9.00
Rate of increase in compensation levels    N/A   5.00   6.00

THRIFT INCENTIVE SAVINGS PLAN
The Bank maintains a 401(k) thrift incentive savings plan which provides for employee contributions on a pre-tax basis up to a maximum of 16% of total compensation, with matching contributions to be made by the Bank equal to 50% of employee contributions, not to exceed employee contributions greater than 6% of total compensation. During the year ended December 31, 1995, the Bank elected not to match employee contributions. In connection with the Retirement Plan freeze, the Bank resumed matching employee contributions which totaled $199,000 and $120,000 for the year ended December 31, 1997 and the period from July 1, 1996 through December 31, 1996, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
In 1996, the Bank implemented a non-qualified defined benefit supplemental executive retirement plan ("SERP") for the President and Chief Executive Officer. The SERP is an unfunded plan. During 1997 and 1996, the Bank accrued $50,000 and $132,000, respectively, for the SERP. At January 1, 1997 and 1996, the accumulated benefit obligation was $245,000 and $80,000, respectively. At January 1, 1997 and 1996, the projected benefit obligation of the plan was $1,233,000 and $890,000, respectively.

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

The following table sets forth the components of post-retirement life insurance benefits expense for the years ended December 31:

                                            1997   1996   1995
Service cost                               $  55     29     18
Interest cost                                 77     59     46
Amortization of transition obligation
  (from adoption of SFAS No. 106)
  being amortized over 20 years               25     25     25
Net amortization and deferral                 24      9     -
                                             ---    ---    ---
Net post-retirement benefits expense       $ 181    122     89
                                             ===    ===    ===
Assumptions used to develop the accumulated
  post-retirement benefit obligation were:
Discount rate                               6.75%  7.50%  8.25%
Rate of increase in compensation levels     4.50   5.00   6.00
At December 31, 1997 and 1996, the accumulated post-retirement benefit obligation totaled $1,268,000 and $824,000, respectively. The accrued post-retirement benefit liability at those dates was $516,000 and $360,000, respectively.

11.  STOCK PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
The Bank established for eligible employees an Employee Stock Ownership Plan ("ESOP") in connection with the Conversion.
The ESOP borrowed $3.5 million from an unrelated third party lender and purchased 694,312 common shares issued in the Conversion. The Bank is expected to make scheduled cash contributions to the ESOP sufficient to service the amount borrowed over a period not to exceed 10 years. The unpaid balance of the ESOP loan is included in borrowed funds and the unamortized balance of unearned compensation is shown as unallocated common stock held by the ESOP reflected as a reduction of stockholders' equity. As of December 31, 1997, total contributions to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled approximately $2,526,000. At December 31, 1997, the loan had an outstanding balance of $1,782,000 and an interest rate of 8.70%. The loan, as amended on December 29, 1995, is payable in thirty-two equal quarterly installments beginning December 1995 and ending September 2003. The loan bears interest at a floating rate based on the federal funds rate plus 250 basis points. Dividends declared on common stock held by the ESOP which have been allocated to the account of a participant are allocated to the account of such participant. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant are used to repay the ESOP loan. The Company recorded $1,184,000, $983,000 and $1,246,000 of ESOP expense for the years ended December 31, 1997, 1996 and 1995, respectively. For the years ended December 31, 1997, 1996 and 1995, ESOP expense was based on the fair market value of the shares allocated in accordance with the AICPA SOP 93-6 which was adopted on January 1, 1994. At December 31, 1997, there were 370,790 shares remaining for future allocation, of which 64,980 shares will be allocated for the 1997 year in the first quarter of 1998.

RECOGNITION AND RETENTION PLANS
The Bank has established several Recognition and Retention Plans ("RRPs") which purchased in the aggregate 297,562 shares of common stock in the Conversion. The Bank contributed $1.5 million to fund the purchase of the RRP shares. In 1995, the RRP for officers and other key employees was amended to increase the number of shares of common stock which may be granted by 19,836 shares and such shares were contributed to the RRP from treasury stock. During 1996, the remaining previously unallocated shares totaling 17,202 were awarded to directors and officers. In 1997, the RRP for directors was amended to increase the number of shares of common stock which may be granted by 9,916 shares and such shares were contributed to the RRP from treasury stock. The fair market value of these shares at the dates of the awards will be amortized as compensation expense as participants become vested. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity. For the years ended December 31, 1997, 1996 and 1995, respectively, $168,000, $409,000 and $490,000 of expense has been recognized.

STOCK OPTION AND INCENTIVE PLANS
In 1993, the Holding Company adopted stock option plans for the benefit of directors (the "1993 Directors Plan") and for officers and other key employees (the "1993 Stock Plan") of the Bank. The number of shares of common stock reserved for issuance under the stock option plans was equal to 10% of the total number of shares of common stock issued pursuant to the Bank's Conversion to the stock form of ownership. In 1995, the 1993 Stock Plan was amended to increase the number of shares for which stock options may be granted by 69,430 shares. All options awarded to employees vest over a three year period beginning one year from the date of grant. The option exercise price cannot be less than the fair market value of the underlying common stock as of the date of the option grant, and the maximum option term cannot exceed ten years. The stock options awarded to directors become exercisable one year from the date of grant. In 1996, the remaining 11,770 options were granted from the 1993 Stock Plan and the remaining 37,204 options were granted from the 1993 Directors Plan. In 1997, the 1993 Directors Plan was amended to increase the number of shares for which stock options may be granted by 39,670 shares.

In 1996, the Holding Company adopted the 1996 Stock Incentive Plan which provided 420,000 shares for the grant of options and restricted stock awards. On April 24, 1996, an aggregate of 3,952 shares of restricted stock was granted to directors which vested six months from the date of grant and an aggregate of 55,978 shares was granted to officers and employees on May 23, 1996, which vest over a three year period beginning one year from the date of grant. In addition, an aggregate of 232 shares was granted to two new directors on October 1, 1996 which vested on December 31, 1996. In 1997, an aggregate of 3,648 shares of restricted stock was granted to directors which vested six months from the date of grant and an aggregate of 5,340 shares was granted to officers and employees which vest over a three year period beginning one year from the date of grant. Such shares were recorded as unearned compensation at their fair market value on the date of the award (which is reflected as a reduction of stockholders' equity), to be amortized to expense over the vesting period. During 1997 and 1996, an aggregate of 34,100 and 321,700 options, respectively, were granted to directors and officers under the 1996 Stock Incentive Plan, which vest over a three year period beginning one year from the date of grant. In 1997, the 1996 Stock Incentive Plan was amended to increase the number of shares for which options and restricted stock awards may be granted by 41,998 shares.
The following table summarizes certain information regarding the stock option plans:

                                                     Number of shares of
                                                       Non-      Non-     Weighted
                                           Incentive Statutory Qualified  Average
                                             Stock     Stock   Options to Exercise
                                            Options   Options  Directors   Price
Balance outstanding at December 31, 1994    293,886   378,088   260,358    5.14
Granted                                        -       80,000      -       8.47
Forfeited                                      -         -         -        -
Exercised                                   (41,650)   (9,756)     -       5.00
                                            -------   -------   -------   -----
Balance outstanding at December 31, 1995    252,236   448,332   260,358    5.42
Granted                                     194,340    38,900   149,204   12.92
Forfeited                                      -         -         -        -
Exercised                                   (18,812)     -         -       5.00
                                            -------   -------   -------   -----
Balance outstanding at December 31, 1996    427,764   487,232   409,562    7.54
Granted                                      14,100      -       20,000   17.09
Forfeited                                      -         -      (12,000)  12.14
Exercised                                   (16,594)     -      (98,388)   6.61
                                            -------   -------   -------   -----
Balance outstanding at December 31, 1997    425,270   487,232   319,174    7.90
                                            =======   =======   =======   =====
Shares exercisable at December 31, 1997     254,830   434,630   223,705    6.34
                                            =======   =======   =======   =====

The fair value of each share grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 1.45% in 1997, 1.93% in 1996 and 1995; expected volatility of 26.95% in 1997 and 16.85% in 1996 and 1995; risk-free interest rates of 5.68% to 5.81% in 1997 and 5.89% to 6.38% in 1996 and 6.29% in 1995; and
expected lives of 3 years for the 1993 Stock Plan, 8 years for the 1993 Directors Plan and 3 years for grants to officers and employees under the 1996 Stock Incentive Plan and 8 years for grants to directors under that plan.

Had compensation cost for the Company's three stock-based compensation plans been determined consistent with SFAS No. 123 for awards made after January 1,1995, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below for the years ended December 31:

<CAPTION
(In thousands, except per share data)    1997   1996   1995
Net income:  As reported               $11,083  9,425  8,544
             Pro forma                  10,557  9,135  8,364
Net income per common share:
Basic        As reported               $  1.32   1.13   0.99
             Pro forma                    1.25   1.10   0.97
Diluted      As reported               $  1.24   1.08   0.96
             Pro forma                    1.18   1.05   0.94


12.  EARNINGS PER SHARE

Effective December 31, 1997, the Company adopted SFAS No. 128,
"Earnings Per Share," which establishes new standards for computing and presenting earnings per share (EPS). All earnings per share amounts have been restated to conform to the new requirements. Refer to Note 1, "Summary of Significant Accounting
Policies" " Net income (loss) per common share.

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computation of basic and diluted EPS for the years ended December 31 are presented in the following table.
(Dollars in thousands, except
 share data)                            1997      1996      1995
Numerator for basic and diluted
  earnings per share-net income     $  11,083 $   9,425 $   8,544
                                    --------- --------- ---------
Denominator for basic earnings per
  share-weighted average shares     8,420,321 8,310,178 8,627,536
Effect of dilutive options            493,437   378,502   295,104
                                    --------- --------- ---------
Denominator for diluted earnings
  per share " weighted-average
  number of common shares and
  dilutive potential common shares  8,913,758 8,688,680 8,922,640
                                    --------- --------- ---------
Basic earnings per share                $1.32     $1.13     $0.99
Diluted earnings per share              $1.24     $1.08     $0.96

13.  COMMITMENTS AND CONTINGENCIES LEASE COMMITMENTS

At December 31, 1997, the Company was obligated under several noncancelable operating leases on property used for office space and banking purposes. Several of the leases contain escalation clauses which provide for increased rentals, primarily based upon increases in real estate taxes. Rent expense under these leases was approximately $1,742,000 , $404,000 and $379,000 for the years ended December 31, 1997, 1996 and 1995, respectively.
The projected minimum rental payments under the terms of the noncancelable leases at December 31, 1997 are as follows:

     Years ending December 31,          (In thousands)
     1998                                  $  2,419
     1999                                     2,227
     2000                                     2,032
     2001                                     1,991
     2002                                       962
     Thereafter                                  65
                                              -----
                                           $  9,696
                                              =====

In September 1996, the Bank entered into an agreement to open approximately 44 full-service bank branches in Pathmark supermarkets throughout New York City, Long Island, Westchester and Rockland counties by mid-1998. In September, 1997, the Bank announced that it had entered into licensing agreements with ShopRite Stores under which it may open as many as 12 in-store supermarket branches in New Jersey and Connecticut. Thirty-two supermarket branches have opened through December 31, 1997, and the leases related thereto are reflected in the table above.

In December, 1997, the Bank purchased an office building in Westbury, Long Island, New York for $7.3 million and entered into a lease agreement and Payment-in-Lieu-of-Tax ("PILOT") agreement with the Town of Hempstead Industrial Development Agency ("IDA"). Under the agreements, the Bank assigned the building to the IDA and is subleasing it for $1 per year for a 10 year period and will repurchase the building for $1 upon expiration of the lease term in exchange for IDA financial assistance. The building will be used for the Bank's headquarters, and occupancy is expected to occur in mid 1998.

LOAN COMMITMENTS
The Company had outstanding commitments totaling $77.4 million to originate loans at December 31, 1997 of which $24.1 million were fixed-rate loans and $53.3 million were variable rate loans. For fixed-rate loan commitments at December 31, 1997, the interest rates on mortgage loans ranged from 6.25 % to 10.25 %. The standard commitment term for these loans is 45 days. For other consumer fixed-rate loan commitments, interest rates ranged from
9.00 % to 10.50 % with the standard term of the commitment of 30 days. Loan commitments are made at current rates and no material difference exists between book and market values of such commitments.

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

In connection with the securitization and sale of $48.6 million of cooperative apartment loans in 1994, a letter of credit totaling $6.8 million was established with the FHLB. The letter of credit provides a level of protection of approximately 14% to the buyer against losses on the cooperative apartment loans sold behind a pool insurance policy the Bank purchased which provides a level of protection of approximately 20%. The letter of credit totalled $6.8 million at December 31, 1997.

INTEREST RATE CAPS
During the year ended December 31, 1995, the Company, in order to hedge a portion of the borrowings to fund a $75 million leverage transaction, purchased an interest rate cap on a $25.0 million notional principal amount on which it will receive a payment, based on the notional principal amount, equal to the three month LIBOR rate in excess of 8% on any reset date for a three year period. The premium paid for the cap, $133,000, which is carried in other assets is being amortized to interest expense over the term of the contract. As of December 31, 1997, 1996 and 1995, three month LIBOR was 5.81%, 5.56% and 5.63%, respectively. Interest expense on borrowed funds was increased by approximately $44,000, $44,000 and $11,000 during the years ended December 31, 1997, 1996 and 1995, respectively, as a result of this agreement.

LITIGATION AND LOSS CONTINGENCY
In February, 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of the Bank. At December 31, 1997, the Bank has a class action lawsuit related thereto pending, whereby the plaintiffs are seeking recovery of approximately $12,900,000 in actual damages and an additional $12,900,000 of unspecified damages. The Bank's ultimate liability, if any, which might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against these actions and has and will continue to defend its position. Accordingly, no provision for any liability that may result upon adjudication has been recognized in the accompanying consolidated financial statements.

The Company is involved in various legal actions arising in the ordinary course of business, which in the aggregate, are believed by management to be immaterial to the financial position of the Company.

14.   STOCKHOLDERS' EQUITY
At the time of its conversion to a stock savings bank, the Bank established a liquidation account in an amount equal to its total retained earnings as of June 30, 1993. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank, after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance of the liquidation account was approximately $17.7 million at December 31, 1997.

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

STOCK SPLIT
The Company declared a 2-for-1 common stock split which was distributed on November 28, 1997 in the form of a stock dividend to holders of record as of October 23, 1997.

TREASURY STOCK TRANSACTIONS
During the year ended December 31, 1996, the Company repurchased 451,074 shares under its third repurchase program that was completed March 11, 1996. During the year ended December 31, 1995, the Company repurchased 151,140 shares under its second repurchase program that was completed June 28, 1995.

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

As of December 31, 1997, the Bank has been categorized as "well capitalized" by the OTS under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The following table sets forth the required ratios and amounts and the Bank's actual capital amounts and ratios at December 31:

                                                              To Be Well Capitalized
                                               For Capital    Under Prompt Corrective
                               Actual       Adequacy Purposes    Action Provisions
(Dollars in thousands)     Amount  Ratio(3)   Amount  Ratio        Amount  Ratio
1997
Tangible Capital         $125,573   6.42%    $29,333   1.50%         N/A      N/A
Core Capital (1)          125,573   6.42      58,667   3.00        $97,778   5.00%
Risk-based Capital (2)    136,860  14.04      77,964   8.00         97,455  10.00
1996
Tangible Capital         $ 97,201   6.14%   $ 23,743   1.50%         N/A      N/A
Core Capital (1)           97,201   6.14      47,487   3.00        $79,144   5.00%
Risk-based Capital (2)    106,555  13.22      64,479   8.00         80,599  10.00

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

STOCKHOLDER RIGHTS PLAN
On January 26, 1996, the Board of Directors of the Holding Company adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, which expires in February, 2006, the Board declared a dividend of one right on each outstanding share of the Holding Company's common stock, which was paid on February 5, 1996 to stockholders of record on that date (the "Rights"). Until it is announced that a person or group has acquired 10% or more of the outstanding common stock of the Holding Company (an "Acquiring Person") or has commenced a tender offer that could result in their owning 10% or more of such common stock, the Rights are initially redeemable for $.01 each, are evidenced solely by the Holding Company's common stock certificates, automatically trade with the Holding Company's common stock and are not exercisable. Following any such announcement, separate Rights would be distributed, with each Right entitling its owner to purchase participating preferred stock of the Holding Company having economic and voting terms similar to those of one share of the Holding Company's common stock for an exercise price of $45.

Upon announcement that any person or group has become an Acquiring Person and unless the Board acts to redeem the Rights, then twenty business days thereafter (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferee thereof, which become void) will entitle the holder to purchase, for the $45 exercise price, a number of shares of the Holding Company's common stock having a market value of $90. In addition, if after an Acquiring Person gains control of the Board, the Holding Company is involved in a merger or sells more than 50% of its assets or assets generating more than 50% of its operating income or cash flow, or has entered into an agreement to do any of the foregoing (or an Acquiring Person is to receive different treatment than all other stockholders), each Right will entitle its holder to purchase, for the $45 exercise price, a number of shares of common stock of the Acquiring Person having a market value of $90. If any person or group acquires more than 50% of the outstanding common stock of the Holding Company, the Board may, at its option, exchange one share of such common stock for each Right. The Rights may also be redeemed by the Board for $0.01 per Right prior to the Flip-in Date.

15.        FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" requires the Company to disclose estimated fair values for substantially all of its financial instruments. The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31:

                                                       1997                  1996
                                                          Estimated             Estimated
                                                Carrying    Fair      Carrying    Fair
(In thousands)                                   Value      Value      Value      Value
Financial Assets:
Cash and cash equivalents                      $  40,306     40,306     35,717     35,717
Securities available for sale                    499,380    499,380    370,105    370,105
Debt securities held to maturity                  66,404     66,372     97,307     96,324
FHLB-NY stock                                     12,885     12,885      9,890      9,890
Mortgage-backed securities held to maturity      163,057    163,326    197,940    195,682
Loans, net                                     1,138,253  1,152,100    836,882    850,513
Accrued interest receivable                       12,429     12,429     12,172     12,172
Financial Liabilities:
Deposits                                       1,365,012  1,368,782  1,137,788  1,138,385
Borrowed funds                                   466,794    467,565    326,433    326,341
Mortgagors' escrow balances                        3,234      3,234      4,621      4,621
Due to broker                                     10,000     10,000      1,000      1,000
Accrued interest payable                           1,645      1,645      1,002      1,002

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

Residential loans - Residential loans include one-to four-family mortgages and individual cooperative apartment loans. Estimated fair value is based on discounted cash flow analysis. The residential loan portfolio is segmented by loan type (fixed conventional, adjustable products, etc.) with weighted average coupon rate, remaining term, and other pertinent information for each segment. A discount rate is determined based on the U.S. Treasury yield curve plus a pricing spread. Expected principal prepayments, consistent with empirical evidence and management's future expectations, are used to modify the future cash flows. For potential problem loans, the present value result is separately adjusted downward consistent with management's assumptions in evaluating the adequacy of the allowance for loan losses.

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

Off-balance sheet financial instruments - The fair value of the interest rate cap was obtained from dealer quotes and represents the cost of terminating the agreement. The estimated fair value of open off-balance sheet financial instruments results in an unrealized loss of $31,000 and $62,000 at December 31, 1997 and 1996, respectively.

The estimated fair value of commitments to extend credit is estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. Generally, for fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed interest rates. The fair value of commitments to purchase debt securities and MBSs is based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair value of these off-balance sheet financial instruments resulted in no unrealized gain or loss at December 31, 1997 and 1996.

16.        PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Holding Company (parent company only) are as follows:








  Parent Company Condensed Statements of Financial Condition

<CAPTION
                                                     December 31,
(In thousands)                                       1997     1996
Assets:
Cash                                              $    656       38
Money market investments                             4,561    1,869
Securities available for sale                        4,123     -
Accrued interest receivable                             42        2
Accrued income taxes receivable                      3,781      359
Investment in net assets of Bank                   128,522   97,789
Investment in net assets of Haven Capital Trust I      790     -
                                                   -------  -------
Total assets                                       142,475  100,057
                                                   =======  =======
Liabilities:
Junior subordinated debt issued to Haven
  Capital Trust I                                   25,774     -
Other liabilities                                    3,836      673
                                                   -------  -------
Total liabilities                                   29,610      673
                                                   -------  -------
Stockholders' equity:
Common stock                                           100      100
Additional paid-in capital                          50,065   48,794
Retained earnings, substantially restricted         73,567   65,092
Unrealized gain (loss) on securities available
  for sale, net of tax effect                        1,671     (840)
Treasury stock, at cost                            (10,246) (11,049)
Unallocated common stock held by ESOP               (1,529)  (1,854)
Unearned common stock held by RRPs                    (364)    (267)
Unearned compensation                                 (399)    (592)
                                                   -------  -------
Total stockholders' equity                         112,865   99,384
                                                   -------  -------
Total liabilities and stockholders' equity        $142,475  100,057
                                                   =======  =======














     Parent Company Only Condensed Statements of Operations

                                         Years Ended December 31,
(In thousands)                               1997   1996   1995
Dividend from Bank                        $   -    2,000    -
Dividend from Trust                            72    -      -
Interest income                               514    178    571
Interest expense                           (2,389)   -      -
Other operating expenses                     (935)  (961)  (788)
                                           ------  -----  -----
(Loss) income before income tax expense
  (benefit) and equity in undistributed
  net income of Bank                       (2,738) 1,217   (217)
Income tax (benefit) expense               (1,277)  (360)  (100)
                                           ------  -----  -----
Net (loss) income before equity in
  undistributed net income of Bank         (1,461) 1,577   (117)
Equity in undistributed net income of Bank 12,544  7,848  8,661
                                           ------  -----  -----
Net income                                $11,083  9,425  8,544
                                           ======  =====  =====

    Parent Company Only Condensed Statements of Cash Flows

<CAPTION
    Years Ended December 31,
(In thousands)                                          1997     1996     1995
Operating activities:
Net income                                            $11,083    9,425    8,544
Less equity in undistributed net income of the Bank   (12,544)  (7,848)  (8,661)
(Increase) decrease in accrued interest receivable        (40)      23        8
(Increase) decrease in accrued income tax receivable   (3,422)    (175)     774
Increase (decrease) in other liabilities                3,189      219     (841)
                                                       ------   ------   ------
Net cash provided by (used in) operating activities    (1,734)   1,644     (176)
                                                       ------   ------   ------
Investing activities:
Purchases of securities available for sale             (4,095)     -        -
Additional investment in the Bank                     (14,007)     -        -
                                                       ------   ------   ------
Net cash used in investing activities                 (18,102)     -        -
                                                       ------   ------   ------
Financing activities:
Proceeds from issuance of debt                         24,984      -        -
Purchase of treasury stock                               -      (5,516)  (1,360)
Payment of common stock dividends                      (2,598)  (2,475)    (454)
Exercise of stock options                                 760       95      257
                                                       ------   ------   ------
Net cash provided by (used in) financing activities    23,146   (7,896)  (1,557)
                                                       ------   ------   ------
Net increase (decrease) in cash                         3,310   (6,252)  (1,733)
Cash at beginning of year                               1,907    8,159    9,892
                                                       ------   ------   ------
Cash at end of year                                   $ 5,217    1,907    8,159
                                                       ======   ======   ======





17.  QUARTERLY FINANCIAL DATA (Unaudited)

The following table is a summary of financial data by quarter for the years ended December 31, 1997 and 1996:

                                               1997                                        1996
(Dollars in thousands,         1st        2nd        3rd        4th        1st        2nd        3rd        4th
  except for share data)     Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
Interest income             $  28,797     31,616     32,575     33,318     25,905     27,013     27,963     28,372
Interest expense               16,372     18,234     19,345     20,449     14,566     15,001     15,972     15,829
                              -------    -------    -------    -------    -------    -------    -------    -------
Net interest income before
  provision for loan losses    12,425     13,382     13,230     12,869     11,339     12,012     11,991     12,543
Provision for loan losses         700        750        700        600        650      1,125        700        650
                              -------    -------    -------    -------    -------    -------    -------    -------
Net interest income after
  provision for loan losses    11,725     12,632     12,530     12,269     10,689     10,887     11,291     11,893
Non-interest income             2,327      2,827      3,211      5,547      2,153      2,784      2,251      2,366
Non-interest expense            9,069     11,538     12,014     13,226      7,445      8,015     14,024      8,971
                              -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before income
  tax expense (benefit)         4,983      3,921      3,727      4,590      5,397      5,656       (482)     5,288
Income tax expense (benefit)    1,678      1,621      1,276      1,563      2,539      2,630       (559)     1,824
                              -------    -------    -------    -------    -------    -------    -------    -------
Net income                  $   3,305      2,300      2,451      3,027      2,858      3,026         77      3,464
                              =======    =======    =======    =======    =======    =======    =======    =======
Net income per common share:
Basic                       $    0.40       0.28       0.29       0.36       0.34       0.37       0.01       0.42
Diluted                     $    0.38       0.26       0.27       0.34       0.33       0.35       0.01       0.40
                              =======    =======    =======    =======    =======    =======    =======    =======
Weighted average number of
shares outstanding: Basic   8,301,766  8,357,213  8,445,829  8,382,509  8,408,464  8,199,713  8,254,862  8,276,541
                    Diluted 8,770,901  8,816,488  8,960,366  8,973,295  8,764,808  8,587,078  8,669,118  8,690,553













Independent Auditors' report


The Board of Directors
Haven Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Haven Bancorp, Inc. (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



January 22, 1998
Jericho, New York
















Directors and officers and Directory

Directors
Haven Bancorp, Inc.
and CFS Bank

George S. Worgul
Chairman of the Board

Philip S. Messina
Chief Executive Officer, President

Robert L. Koop
President, Haven Chevrolet

Robert M. Sprotte
President, Schmelz Bros., Inc.
President, RDR Realty Corp.
President, Three Rams Realty

Joseph A. Ruggiere
President, Ohlert-Ruggiere, Inc.

Michael J. Fitzpatrick
C.P.A., Financial Consultant
Retired, Vice President, National Thrift Director,
E.F. Hutton & Co.

William J. Jennings II
Managing Director, Salomon Smith Barney, Inc.

Michael J. Levine
President, Norse Realty Group, Inc. & Affiliates
Partner, Levine & Schmutter, CPAs

Msgr. Thomas J. Hartman
President and Chief Executive Officer of Radio and Television for the Diocese of Rockville Centre for Telicare Television Studios

Executive Officers
Haven Bancorp, Inc.
and CFS Bank

Philip S. Messina
Chief Executive Officer, President

Gerard H. McGuirk
Executive Vice President, Chief Lending Officer

Thomas J. Seery
Executive Vice President, Operations

Catherine Califano
Senior Vice President, Chief Financial Officer
Joseph W. Rennhack
Senior Vice President, Secretary


DIRECTORY

Administrative Headquarters
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421
(718) 850-2500

Stockholder Information
Corporate Offices
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421

Annual Meeting
The annual meeting of stockholders will be held on Wednesday, April 22, 1998 at 9:00 A.M., at the Holiday Inn Crowne Plaza, 104-04 Ditmars Blvd., East Elmhurst, New York. A notice of the meeting, a proxy statement and a proxy form are included with this mailing to stockholders of record as of March 4, 1998.

Common Stock Information
Haven Bancorp common stock is traded on the Nasdaq National Market under the symbol HAVN. The table below shows the reported high and low sales prices of the common stock during the periods indicated in 1997 and 1996. Such prices reflect the 2-for-1 stock split effective November 1997.
                            1997              1996
                        High     Low     High      Low
     First Quarter     18 3/16 13 7/8   12 5/8   11 1/8
     Second Quarter    19 1/8  15 1/4   14 3/8   11 3/16
     Third Quarter     21 7/8  17 13/16 14 11/16 12 5/8
     Fourth Quarter    23      19 1/8   14 3/4   12 3/4

As of March 4, 1998, the Company had approximately 428 stockholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks. At December 31, 1997, there were 8,784,700 shares of common stock outstanding.

Transfer Agent and Registrar
Inquiries regarding stockholder administration and services should be directed to:
ChaseMellon Shareholder Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-851-9677
** World Wide Web Site: http://www.chasemellon.com
Independent Auditors
KPMG Peat Marwick LLP
1 Jericho Plaza
Jericho, NY 11753

Legal Counsel
Thacher Proffitt & Wood
Two World Trade Center
New York, NY 10048

Investor Relations
Inquiries regarding Haven Bancorp, Inc.
should be directed to:
Catherine Califano
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421
(718) 850-1203

Annual Report on Form 10-K
A copy of the annual report on Form 10-K for the year ended
December 31, 1997, as filed with the Securities and Exchange
Commission, is available to stockholders (excluding exhibits) at no charge, upon written requests to:
Investor Relations
Haven Bancorp, Inc.
93-22 Jamaica Avenue
Woodhaven, NY 11421
** World Wide Web Site: http://www.cfsb.com