Form 10-K, Exhibit 13
period 1998-12-31
HAVEN BANCORP INC
filed 1999-03-31
CIK 900741

FINANCIAL HIGHLIGHTS
(In thousands of dollars, except per share data)    1998        1997
At Year End
Total Assets                                     $2,395,523   1,974,890
Loans Receivable, Net                             1,296,702   1,138,253
Securities Available for Sale                       889,251     499,380
Loans Held For Sale                                  54,188        -
Debt Securities Held to Maturity                       -         66,404
Mortgage-Backed Securities Held to Maturity            -        163,057
Real Estate Owned, Net                                  200         455
Deposits                                          1,722,710   1,365,012
Borrowed Funds                                      440,346     466,794
Stockholders' Equity                                119,867     112,865
Non-Performing Assets                                 8,585      12,987

For the Year                                   1998        1997        1996
Net Interest Income                        $  57,909      51,906      47,885
Provision for Loan Losses                      2,665       2,750       3,125
Non-Interest Income                           33,146      13,912       9,554
Real Estate Operations, Net                        8         352         277
SAIF Assessment Charge                          --          --         6,800
Other Non-Interest Expense                    77,306      45,495      31,378
Income Tax Expense                             2,926       6,138       6,434
Net Income(1)                                  8,150      11,083       9,425
Net Income per common share(1):
     Basic                                      0.95        1.32        1.13
     Diluted                                    0.89        1.24        1.08
Performance Ratios
Return on Average Assets                        0.37%       0.62%       0.62%
Return on Average Assets excluding
  SAIF Assessment Charge                        0.37        0.62        0.89
Return on Average Equity                        6.92       10.41        9.83
Return on Average Equity excluding
SAIF Assessment Charge                          6.92       10.41       14.04
Net Interest Margin                             2.78        3.06        3.29
Non-Performing Assets to Total Assets           0.36        0.66        0.94
Allowance for Loan Losses to
  Non-Performing Loans                        166.70       99.97       77.05

Net income for 1996 excluding the SAIF assessment charge would have been $13.5 million, or $1.62 per basic common share ($1.55 per share, diluted).

Haven Bancorp, Inc. is the holding company for CFS Bank ("CFS" or the "Bank"), its wholly owned subsidiary which converted from a federally chartered mutual to a federally chartered stock savings bank on September 23, 1993, whose principal business is the operation of the Bank. The Bank, which was organized in 1889, is a community oriented institution offering deposit products, residential and commercial real estate loans and a full range of financial services including discount brokerage, mutual funds, annuities and insurance. Headquartered in Westbury, New York, the Bank serves its customers through eight full-service banking and fifty-nine supermarket banking facilities located in the New York City Boroughs of Queens, Brooklyn, Manhattan and Staten Island and in Nassau, Suffolk, Rockland and Westchester Counties, New York, New Jersey and Connecticut. The Bank's deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). The Bank provides residential mortgage banking services through its CFS Intercounty Mortgage division operating from six loan origination offices in New York, New Jersey and Pennsylvania. The Company provides property and casualty insurance through its subsidiary, CFS Insurance Agency, Inc.

Dear Fellow Stockholders,

I am pleased to report that during 1998 Haven Bancorp successfully completed several initiatives that form a solid foundation for our future. We opened twenty-five new supermarket branches in 1998 and two earlier this year, bringing our total of in-store branches to fifty-nine. In May, we acquired the production franchise of Intercounty Mortgage, Inc., and in November, we purchased Century Insurance Agency, Inc. (CIA). Although each of these actions required an initial investment and had some negative impact on this year's earnings, CFS Bank now possesses a high quality distribution platform and a comprehensive package of financial products and services, resulting in a much more valuable franchise. In addition to our eight traditional branches, we now operate forty-four in-store branches in New York State, eight in New Jersey and seven in Connecticut. Additionally, we offer loan products from six origination offices and insurance products from three free-standing insurance agency offices.

Haven reported net income of $8.2 million for the year ended December 31, 1998 compared to net income of $11.1 million for the prior year. The fourth quarter of 1998 established a solid foundation and we expect significant performance improvements in 1999. The growth in non-interest income in 1998 reflects the impact of the continued maturation of our in-store branch network and significant progress in the integration of our mortgage banking business. The stabilization of non-interest expenses as supermarket branches mature should allow us to profit from the increasing level of gross income and provide the opportunity for us to enjoy substantial asset and revenue growth on a relatively stable expense platform.

The most significant factor in Haven's financial results continues to be the opening and operating of supermarket branches. We have plans to open one additional branch prior to the end of the first quarter of 1999 which will bring our total number of in-store branches to sixty. At that point, we'll pause in our expansion and allow the economic value of the program to emerge. We're in New York City, Nassau, Suffolk, Westchester and Rockland counties, New Jersey and Connecticut giving us a true tri-state franchise. As of December 31, 1998, in-store branch deposits totaled $504.0 million. For perspective, in-store deposits were only $157.2 million at year-end 1997. Core deposits equaled 54.0% of total in-store branch deposits at December 31, 1998. Core deposits for the in-store branches included $158.8 million of "Liquid Asset" account balances at December 31, 1998. This account was introduced in the second quarter of 1998 and currently pays an initial rate of 4.25% for balances over $2,500. The in-store branches added approximately 79,000 new accounts in 1998 bringing the total number of in-store accounts to 147,000 at year-end 1998. A key objective in the supermarket program, along with generating fee income, is to expand our deposit gathering capability and customer base to whom we can cross-sell our entire array of products and services. This objective was bolstered by the acquisitions of both Intercounty and CIA. For 1998, non-interest income from in-store branches totaled $8.8 million and non-interest expenses directly attributable to the branches were $21.8 million.

Although the supermarket branching program as a whole is not yet profitable, largely because of the large number of immature locations, some of our more mature branches are producing terrific returns. We've said that as a rough rule of thumb a branch will become profitable when it reaches $8 million in deposits. Because of a relatively flat yield curve over the course of the last two years, the branches are reaching profitability on a direct cost basis about three to six months later than originally anticipated. At December 31, 1998 the twenty-one branches that had been open 18 months or longer were, in aggregate, operating profitably on a direct cost basis. The average deposit total for these branches is just under $12 million. Our four in-store branches open more than 2 years are earning, after direct costs, on average, 125 basis points on average liabilities and 20.43% on average equity. The number of branches reaching profitability continues to increase with the passage of time.

Our two main engines of retail fee income are CFS Investment Services and deposit products. CFSI had gross revenues of $5.8 million in 1998 compared to $3.8 million in 1997. Total sales were $101.8 million in 1998 compared to $71.7 million in 1997. The supermarket branches contributed $31.1 million, or approximately 31% of CFSI's total sales in 1998. Deposit fees increased 79.3% to $9.8 million in 1998 from $5.5 million in 1997. Deposit fees at the in-store branches have been considerably higher than we originally anticipated. The supermarket branches accounted for approximately 58% of deposit fees in 1998. "Positively Free Checking" continues to be CFS Bank's most popular deposit product and is our lead product at the supermarket branches.

The Bank Insurance Market Research Group, a provider of market research and investment sales data to the bank and insurance industries, conducted a benchmarking study of CFS Bank's investment and insurance programs. CFS Bank ranked very well in all products and categories measured, even life insurance, a relatively new sales area for the Bank. In three sales areas reviewed: annuities, mutual funds, and "investment sales", (the sum of these two categories), CFS Bank ranked in the top 6 percent among the 2,000 banks and thrifts that sell these products. We performed particularly well in annuities as a percentage of deposits, where we ranked in the top 3%. We were also exceptionally strong in investment income to deposits, ranking in the top 3%. Adjusted for size, CFS Bank is reaping more fee income from investment sales than all but 2% of depository institutions nationally and 3% of institutions in the Northeast.

On May 1st, we acquired the production franchise of Intercounty Mortgage, Inc., which primarily produced agency-eligible residential mortgages. Combined with CFS Bank's residential production, we originated over a billion dollars in residential loans in 1998. The strong deposit inflows we've experienced at the in-store branches have made the reality of a bigger production pipeline even more compelling. We believe that Intercounty with six offices located in Westbury, Long Island; Albany, Rochester and Fishkill, New York; Woodbridge, New Jersey; and Fort Washington, Pennsylvania is a perfect geographic fit with our multi-state, in-store program. We've supplemented their prior loan product mix with CFS Bank's broader range of mortgage products, including adjustable rate mortgages and jumbo mortgages. Expanding the product line results in increased mortgage origination opportunities.

In November, we closed on Haven's acquisition of Century Insurance Agency, which specializes in providing automobile, property and casualty and various lines of commercial insurance. CIA operates as a subsidiary of Haven Bancorp and represents more than twelve insurance companies as an independent agency. CIA's insurance business integrates well with the life, health and disability business of CFSI. Our branch sales force is prepared and eager to sell this expanded product line. We expect to add further to CIA's current business through our existing customer base, including CFS Intercounty and commercial real estate originations.

For 1998, our commercial real estate department originated $159.6 million in multi-family and commercial real estate loans. Residential mortgage delinquencies are at an all-time low and no commercial real estate loans originated since January 1995 are in default. We've developed a solid reputation in the commercial real estate market and that allows us to be selective in accepting applications that meet our criteria.

At year-end 1998, our ratio of non-performing assets to total assets was 0.36%, down from 0.66% in 1997. The allowance for loan losses was equal to 166.7% of non-performing loans. We remain steadfastly committed to maintaining a high level of asset quality.

In February 1997, we raised $25 million of capital to support our supermarket banking expansion program. As our growth continues, we will monitor our capital requirements and if appropriate, will finance additional growth and profit opportunities prudently.

In January 1999, after 31 years of service Robert L. Koop announced his retirement from the Board. A medical condition required that Mr. Koop modify his schedule. In January 1999, after 20 years of service, Joseph A. Ruggiere also announced his retirement from the Board due to demands on his time by other business interests. Both of these gentleman contributed significantly to Haven's success. I thank them for the guidance they provided and wish them well.

We believe our growth and expansion strategies have and will continue to enhance Haven's long-term shareholder value. We have strong and still growing core earnings. Our supermarket program continues to improve its returns. Our lending and insurance programs are well positioned. The quality of our assets is excellent and we see additional opportunities to further improve asset yields. Our growing stream of non-interest income is an enriching factor in earnings quality and we remain committed to reducing expenses to achieve improved efficiencies and financial performance.

I offer my sincere gratitude to our loyal shareholders who continue to demonstrate their confidence and support in Haven Bancorp, to our customers, to whom we strive to provide the best financial products and services available, and finally to our dedicated and tireless staff, without whom we would not have succeeded thus far nor be so well poised for the future.

Sincerely,

Philip S. Messina
Chairman and Chief Executive Officer
March 10, 1999

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                December 31,
(In thousands)                                1998       1997       1996       1995       1994
Total assets                               $2,395,523  1,974,890  1,583,545  1,472,816  1,268,774
Loans receivable, net                       1,296,702  1,138,253    836,882    560,385    512,035
Securities available for sale                 889,251    499,380    370,105    503,058     48,189
Debt securities held to maturity                 -        66,404     97,307    127,796    130,706
Mortgage-backed securities held to maturity      -       163,057    197,940    190,714    495,111
Real estate owned, net                            200        455      1,038      2,033      7,844
Deposits                                    1,722,710  1,365,012  1,137,788  1,083,446  1,013,162
FHLB advances                                 325,200    247,000    178,450    134,175     86,000
Other borrowed funds                          115,146    219,794    147,983    136,408     39,081
Stockholders' equity                          119,867    112,865     99,384     98,519     86,235

SELECTED FINANCIAL RATIOS AND OTHER DATA
                                              At or For the Years Ended December 31,
(Dollars in thousands,
  except share and per share data)          1998      1997     1996     1995     1994
Performance Ratios:
Return on average assets                     0.37%     0.62     0.62     0.63    (0.35)
Return on average assets excluding SAIF
  assessment charge(1)                        0.37     0.62     0.89     0.63    (0.35)
Return on average equity                      6.92    10.41     9.83     9.27    (4.90)
Return on average equity excluding SAIF
  assessment charge(1)                        6.92    10.41    14.04     9.27    (4.90)
Stockholders' equity to total assets          5.00     5.72     6.28     6.69     6.80
Net interest spread                           2.67     2.89     3.12     2.99     3.34
Net interest margin(2)                        2.78     3.06     3.29     3.17     3.48
Average interest-earning assets to
  average interest-bearing liabilities      102.28   104.02   103.95   104.23   104.42
Operating expenses to average assets(3)       3.49     2.54     2.04     2.18     2.26
Stockholders' equity per share(4)          $ 13.53    12.85    11.49    10.92     9.47
Asset Quality Ratios:
Non-performing loans to total loans(5)        0.64%    1.09     1.64     2.97     5.41
Non-performing assets to total assets         0.36     0.66     0.94     1.28     2.85
Allowance for loan losses to non-
  performing loans(5)                       166.70    99.97    77.05    50.80    38.33
Allowance for loan losses to total loans      1.07     1.09     1.26     1.51     2.07
Other Data:
Number of deposit accounts                $323,794  234,183  171,382  155,424  140,701
Mortgage loans serviced for others        $269,089  174,866  197,017  219,752  239,844
Loan originations and purchases         $1,221,526  471,338  363,576  143,329  105,219
Facilities:
Full service offices                            65       40       14        9        9

(1)  Excludes the SAIF assessment charge in 1996 of $6.8 million.
(2) Calculation is based on net interest income before provision for loan losses divided by average interest-earning assets.
(3) For purposes of calculating these ratios, operating expenses equal non-interest expense less real estate operations, net, non-performing loan (income) expense, amortization of goodwill, and non-recurring expenses. Real estate operations, net was $8,000, $0.4 million, $0.3 million, $1.4 million and $12.3 million for the five years ended December 31, 1998, respectively. For the five years ended December 31, 1998, non-performing loan (income) expense was $(1.0) million, $0.2 million, $0.4 million, $0.6 million and $0.9 million, respectively. Amortization of goodwill for the five years ended December 31, 1998 was $0.8 million, $0.1 million, $0.1 million, $40,000, and $0, respectively. For the year ended December 31, 1996, the SAIF assessment charge of $6.8 million was also excluded.
(4)  Based on 8,859,692, 8,784,700, 8,650,814, 9,022,914 and
9,102,812 shares outstanding at December 31, 1998, 1997, 1996, 1995 and 1994, respectively.
(5) For purposes of calculating these ratios, non-performing loans consist of all non-accrual loans and restructured loans.

SELECTED CONSOLIDATED OPERATING DATA

                                                        Years Ended December 31,
(Dollars in thousands,
 except per share data)                     1998       1997       1996       1995       1994
Interest income                          $ 151,685    126,306    109,253     96,434     81,491
Interest expense                            93,776     74,400     61,368     55,115     40,289
Net interest income                         57,909     51,906     47,885     41,319     41,202
Provision for loan losses                    2,665      2,750      3,125      2,775     13,400
Net interest income after provision
    for loan losses                         55,244     49,156     44,760     38,544     27,802
Non-interest income:
Loan fees and servicing income               1,627      3,110      1,807      2,241        790
Servicing released premiums and fees
    on loans sold                           10,301        -          -          -          -
Savings/checking fees                        9,822      5,478      3,378      2,861      2,282
Net gain (loss) on sales of
    interest-earning assets                  2,926         (5)       140        126        372
Insurance, annuity and mutual fund fees      5,874      3,758      3,114      2,525      2,025
Other                                        2,596      1,571      1,115      1,269      1,060
Total non-interest income                   33,146     13,912      9,554      9,022      6,529
Non-interest expense:
Compensation and benefits                   41,204     24,251     15,737     14,889     13,605
Occupancy and equipment                     11,005      6,334      3,478      3,334      3,238
Real estate operations, net                      8        352        277      1,405     12,253
SAIF recapitalization charge                   -          -        6,800        -          -
Federal deposit insurance premiums             870        736      2,327      2,653      2,709
Other                                       24,227     14,174      9,836      9,511      9,336
Total non-interest expense                  77,314     45,847     38,455     31,792     41,141
Income (loss) before income
    tax expense (benefit)                   11,076     17,221     15,859     15,774     (6,810)
Income tax expense (benefit)                 2,926      6,138      6,434      7,230     (2,475)
Net income (loss)                         $  8,150     11,083      9,425(1)   8,544     (4,335)
Net income (loss) per common share:
    Basic                                 $   0.95       1.32       1.13(1)    0.99      (0.48)
    Diluted                               $   0.89       1.24       1.08(1)    0.96      (0.47)

(1) Net income for 1996 excluding the SAIF assessment charge would have been $13.5 million, or $1.62 per basic common share ($1.55 per share, diluted).
Management's Discussion and Analysis of Financial Condition and
Results of Operations

GENERAL
Haven Bancorp, Inc. ("Haven Bancorp" or the "Company") was formed on March 25, 1993 as the Holding Company for CFS Bank ("CFS" or the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company is headquartered in Westbury, New York and its principal business currently consists of the operation of its wholly owned subsidiary, CFS Bank.

The Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations primarily in one- to four-family, owner occupied residential mortgage loans. In addition, the Bank will invest in debt, equity and mortgage-backed securities to supplement its lending portfolio. The Bank also invests, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans and other marketable securities.

The Bank's results of operations are dependent primarily on its net interest income, which is the difference between the interest income earned on its loan and securities portfolios and its cost of funds, which consist of the interest paid on its deposits and borrowed funds. The Bank's net income also is affected by its non-interest income, including, beginning May 1, 1998, the results of the acquisition of the loan production franchise of Intercounty Mortgage, Inc., its provision for loan losses and its operating expenses consisting primarily of compensation and benefits, occupancy and equipment, real estate operations, net, federal deposit insurance premiums and other general and administrative expenses. The earnings of the Bank are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, and to a lesser extent by government policies and actions of regulatory authorities.

FINANCIAL CONDITION
The Company had total assets of $2.40 billion at December 31, 1998 compared to $1.97 billion at December 31, 1997, an increase of $420.6 million, or 21.3%.

The Company's portfolio of debt and equity securities and mortgage-backed securities ("MBSs") available for sale ("AFS") totaled $889.3 million, an increase of $389.9 million, or 78.1% at December 31, 1998 compared to $499.4 million at December 31, 1997. At December 31, 1998, $266.3 million of the AFS securities portfolio were adjustable-rate securities and $623.0 million were fixed-rate securities. At June 30, 1998, the Company transferred its remaining debt and MBSs held to maturity portfolios totaling $183.6 million to securities AFS. The transfer was done to enhance liquidity and take advantage of market opportunities. In the third quarter of 1998, the Bank completed the securitization of $105.7 million of residential mortgages with the Fannie Mae ("FNMA") and the underlying securities were transferred to securities available for sale. This provided the Bank with additional collateral for borrowings, and the ability to sell the securitized loans. The remaining growth in the AFS portfolio in 1998 was primarily due to securities purchased with the investment of deposit flows during the year not utilized for portfolio loan originations. During 1998, the Company purchased $749.0 million of debt and equity securities and MBSs for its AFS portfolio, of which $106.3 million were adjustable-rate and $642.7 million were fixed-rate. Principal repayments, calls and proceeds from sales of AFS securities totaled $650.1 million.

Net loans increased by $158.4 million, or 13.9% during 1998 to $1.30 billion at December 31, 1998 from $1.14 billion at December 31, 1997. Loan originations and purchases during 1998 totaled $1.22 billion (comprised of $1.04 billion of residential one- to four-family mortgage loans, $156.8 million of commercial and multi-family real estate loans, $2.8 million of construction loans and $16.4 million of consumer loans). One-to four-family mortgage loan originations included $570.0 million of loans originated and purchased for sale in the secondary market during 1998. During 1998, the Bank sold $515.8 million of one- to four-family mortgage loans in the secondary market on a servicing released basis. At December 31, 1998, loans held for sale were $54.2 million. Commercial and multi-family real estate loan originations increased by $23.2 million to $156.8 million in 1998 from $133.6 million in 1997, or 17.4% comprised of $88.5 million of multi-family loans and $68.3 million of commercial real estate loans. Total loans increased substantially while the Company continued towards its objective to invest in adjustable-rate loans. At December 31, 1998, total loans were comprised of $708.7 million adjustable-rate loans and $602.0 million fixed-rate loans. During 1998, principal repayments and satisfactions totaled $279.4 million and $0.6 million was transferred to real estate owned ("REO"). In the third quarter of 1998, the Company securitized $105.7 million in one-to four-family mortgage loans with the FNMA. The resulting securities were retained and are included in the Company's securities AFS portfolio. Not withstanding the Company's objective of investing in adjustable-rate loans, the Company, during the fourth quarter of 1998, sold $83.3 million of adjustable-rate mortgage loans previously held in portfolio in several bulk-sale transactions. These loans had become less desireable in the current market due to their high level of prepayments.

In 1998, the Company also sold $14.0 million of cooperative apartment loans as part of its ongoing efforts to dispose of this portion of its portfolio.

Deposits totaled $1.72 billion at December 31, 1998, an increase of $357.7 million, or 26.2% from $1.37 billion at December 31, 1997. Interest credited totaled $65.2 million in addition to deposit growth of $292.5 million. As of December 31, 1998, the Bank had fifty-seven supermarket branches with total deposits of $504.0 million compared to thirty-two locations with deposits totaling $157.2 million at December 31, 1997. The supermarket branches are located in the New York City boroughs of Queens, Brooklyn, Manhattan, Staten Island, the New York counties of Nassau, Suffolk, Rockland and Westchester and in Connecticut and New Jersey. Core deposits equaled 54.0% of total in-store branch deposits, compared to 45.5% in traditional branches. Overall, core deposits represented 47.7% of total deposits at December 31, 1998 compared to 42.7% at December 31, 1997.

Borrowed funds decreased 5.7% to $440.3 million at December 31, 1998 from $466.8 million at December 31, 1997. The decrease in borrowings resulted from the pay-down of short-term borrowings as a result of deposit growth during 1998. In addition, at December 31, 1998 and 1997, the Company had $97.5 million and $10.0 million, respectively, in securities purchased, net of securities sold, against commitments to brokers. At December 31, 1998 and 1997, these respective amounts were reflected as due to broker in the statements of financial condition, with the related securities included in securities AFS. These transactions settled in January 1999 and 1998, respectively, and the Company utilized borrowed funds to repay the obligations to brokers. Including the effect of these transactions, borrowed funds and due to broker increased by $61.0 million, or 12.8%, from December 31, 1997 to December 31, 1998.

Stockholders' equity totaled $119.9 million, or 5.0% of total assets at December 31, 1998, an increase of $7.0 million, or 6.2% from $112.9 million, or 5.7% of total assets at December 31, 1997. The increase reflects net income of $8.2 million, an increase of $1.7 million related to the allocation of ESOP stock, amortization of awards of shares of common stock by the Bank's Recognition and Retention Plans and Trusts ("RRPs") and amortization of deferred compensation plan and $0.5 million related to stock options exercised, and related tax effect. These were partially offset by dividends declared of $2.6 million and a decrease in unrealized gains on securities AFS, net of tax effect, of $0.7 million.

ASSET/LIABILITY MANAGEMENT
As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since virtually all of the Company's interest-bearing liabilities and interest- earning assets are at the Bank, virtually all of the Company's interest-rate risk exposure lies at the Bank level. As a result, all significant interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, concentrated primarily within the New York metropolitan area, is subject to risks associated with the local economy. The Bank does not own any trading assets. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest- earning assets maturing or repricing within the same period.

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

The following table ("gap table") sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 which are anticipated by the Company, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted. For purposes of this table, prepayment assumptions for fixed interest-rate assets are based upon industry standards as well as the Company's historical experience and estimates. The Company has assumed an annual prepayment rate of approximately 24% for its fixed-rate MBS portfolio. The computation of the estimated one-year gap assumes that the interest rate on savings account deposits is variable and, therefore, interest sensitive. During the falling interest rate environment throughout 1998, these funds were maintained at an average rate of 2.81%. The Company has assumed that its savings, NOW and money market accounts, which totaled $736.5 million at December 31, 1998, are withdrawn at the annual percentages of approximately 9%, 5% and 15%, respectively.

                                                              More Than  More Than  More Than   More Than
                                     Three                    One Year    Three     Five Years  Ten Years
                                     Months      Three to        to       Years to     to          to        More Than
(Dollars in thousands)               or Less   Twelve Months Three Years Five Years Ten Years  Twenty Years Twenty Years  Total
Interest-earning assets:
Mortgage loans (1)                   $164,423     185,609     465,865     450,661     1,273          636         -       1,268,467
Other loans (1)                        12,434       9,042       1,885       2,438     4,138        4,782         -          34,719
Loans held for sale                    54,188        -           -           -          -           -            -          54,188
Securities available for sale         889,251        -           -           -          -           -            -         889,251
Money market investments                1,720        -           -           -          -           -            -           1,720
Total interest-earning assets       1,122,016     194,651     467,750     453,099     5,411        5,418         -       2,248,345
Premiums, net of unearned
    discount and deferred fees (2)        852         148         355         344         4            5         -           1,708
Net interest-earning assets         1,122,868     194,799     468,105     453,443     5,415        5,423         -       2,250,053
Interest-bearing liabilities:
Savings accounts                       12,040      36,557     155,204     101,244   128,498       88,821       24,900      547,264
NOW accounts                            1,511       4,521      66,786      17,862    23,817       13,315        2,476      130,288
Money market accounts                   2,177       6,524      26,348      12,387     9,691        1,757          100       58,984
Certificate accounts                  296,671     471,205      74,786      57,598     1,489         -            -         901,749
Borrowed funds                        151,567      25,233      82,620      56,942    99,000         -          24,984      440,346
Due to broker                          97,458        -           -           -         -            -            -          97,458
Total interest-bearing liabilities  $ 561,424     544,040     405,744     246,033   262,495      103,893       52,460    2,176,089
Interest sensitivity gap            $ 561,444    (349,241)     62,361     207,410  (257,080)     (98,470)     (52,460)      73,964
Cumulative interest sensitivity gap $ 561,444     212,203     274,564     481,974   224,894      126,424       73,964
Cumulative interest sensitivity gap
    as a percentage of total assets     23.44%       8.86%      11.46%      20.12%     9.39%        5.28%        3.09%
Cumulative net interest-earning
    assets as a percentage of
    interest-sensitive liabilities     200.00%     119.20%     118.17%     127.43%   111.13%      105.95%      103.40%

(1) For purposes of the gap analysis, mortgage and other loans are reduced for non-accural loans but are not reduced for the allowance for loan losses.

For purposes of the gap analysis, premiums, unearned discount and deferred fees are pro-rated.

At December 31, 1998, the Company's total interest-earning assets maturing or repricing within one year exceeded its total interest-bearing liabilities maturing or repricing within the same time period by $212.2 million, representing a one year cumulative gap ratio of 8.86%.

In order to reduce its sensitivity to interest rate risk, the Company's current strategy includes emphasizing the origination or purchase for portfolio of adjustable-rate loans, debt securities and MBSs and maintaining an AFS securities portfolio. During 1998, the Company purchased $106.3 million of adjustable-rate MBSs which are expected to help protect net interest margins during periods of rising interest rates. In 1998, the Company originated or purchased $363.3 million of adjustable-rate mortgage loans for portfolio. Historically, the Company has been able to maintain a substantial level of core deposits which the Company believes helps to limit interest rate risk by providing a relatively stable, low cost long-term funding base. At December 31, 1998, core deposits represented 47.7% of deposits compared to 42.7% of deposits at December 31, 1997. Core deposits included $158.8 million of "liquid asset" account balances at December 31, 1998. This account was introduced in the second quarter of 1998 and currently pays an initial rate of 4.25% for balances over $2,500. The Company expects to attract a higher percentage of core deposits from its supermarket branch locations as these locations continue to grow and mature.

The Company's interest rate sensitivity is also monitored by management through the use of a model which internally generates estimates of the change in net portfolio value ("NPV") over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off- balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Office of Thrift Supervision ("OTS") also produces a similar analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports, the results of which may vary from the Company's internal model primarily due to differences in assumptions utilized between the Company's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment speeds similar to those used in the Gap table were used. The following table sets forth the Company's NPV as of December 31, 1998.

Changes                                       Net Portfolio Value
in Rates          Net Portfolio Value          as a % of Assets
in Basis                  Dollar   Percentage   NPV  Percentage
Points          Amount    Change     Change     Ratio Change(1)
                             (Dollars in thousands)
200           $ 96,950   $(71,307)   (42.38)%   4.43%  (38.64)%
100            143,950    (24,307)   (14.45)    6.36   (11.91)
Base case      168,257       -          -       7.22      -
(100)          209,554     41,297     24.54     8.76    21.33
(200)          242,294     74,037     44.00     9.91    37.26

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

Management's Discussion and Analysis of Financial Condition and
Results of Operations

ANALYSIS OF CORE EARNINGS
The Company's profitability is primarily dependent upon net interest income, which represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income is dependent on the average balances and rates received on interest-earning assets, and the average balances and rates paid on interest-bearing liabilities. Net income is further affected by non-interest income, non-interest expense, the provision for loan losses, and income taxes.

The following table sets forth certain information relating to the Company's average consolidated statements of financial condition and consolidated statements of income for the three years ended December 31, 1998 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered adjustments to yields.

                                                  1998                            1997                          1996
                                                            Average                         Average                       Average
                                        Average             Yield/      Average             Yield/    Average             Yield/
(Dollars in thousands)                  Balance   Interest   Cost       Balance   Interest   Cost     Balance   Interest   Cost
                                        -------   --------  -------     -------   --------  -------   -------   --------  -------
Assets:
Interest-earning assets:
Mortgage loans                        $1,265,803   $96,146    7.60%     $956,819   $75,266    7.87%     $647,516  $53,110    8.20%
Other loans                               33,444     3,303    9.88        32,639     3,220    9.87        35,952    3,638   10.12
MBSs(1)                                  628,556    42,040    6.69       482,523    32,755    6.79       543,810   37,517    6.90
Money market investments                   3,499       186    5.32         5,743       343    5.97         2,175      176    8.09
Debt and equity securities (1)           151,217    10,010    6.62       215,926    14,722    6.82       227,521   14,812    6.51
Total interest-earning assets          2,082,519   151,685    7.28     1,693,650   126,306    7.46     1,456,974  109,253    7.50
Non-interest earning assets              133,494                          88,231                          61,120
Total assets                           2,216,013                        1,781,881                      1,518,094
Liabilities and stockholders' equity:
Interest-bearing liabilities:
Savings accounts                         441,759    12,415    2.81        371,872    9,338    2.51       373,337    9,314    2.49
Certificate accounts                     878,991    49,965    5.68        678,599   39,309    5.79       572,768   32,436    5.66
NOW accounts                             187,297     1,364    0.73        134,546    1,130    0.84       111,425      999    0.90
Money market accounts                     57,597     2,041    3.54         54,107    1,823    3.37        58,108    1,929    3.32
Borrowed funds                           470,531    27,991    5.95        389,091   22,800    5.86       285,951   16,690    5.84
Total interest-bearing liabilities     2,036,175    93,776    4.61      1,628,215   74,400    4.57     1,401,589   61,368    4.38
Other liabilities                         62,121                           47,247                         20,628
Total liabilities                      2,098,296                        1,675,462                      1,422,217
Stockholders' equity                     117,717                          106,419                         95,877
Total liabilities and stockholders'
  equity                              $2,216,013                       $1,781,881                     $1,518,094
Net interest income/net interest rate
  spread (2)                                       $57,909    2.67%                $51,906    2.89%               $47,885    3.12%
Net interest-earning assets/net
    interest margin (3)                  $46,344              2.78%       $65,435             3.06%               $55,385    3.29%
Ratio of interest-earning assets
    to interest-bearing liabilities                102.28%                         104.02%                         103.95%

(1)  Includes AFS securities and securities held to maturity.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income before provision for loan losses divided by average interest-earning assets.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31,
1998 AND 1997

GENERAL
The Company reported net income of $8.2 million, or $0.95 per basic share for 1998 compared to net income of $11.1 million, or $1.32 per basic share for 1997. The $2.9 million decrease in earnings was primarily attributable to an increase of $31.5 million in non-interest expense and an increase of $19.4 million in interest expense. These factors were substantially offset by interest income which increased by $25.4 million and non-interest income which increased by $19.2 million, combined with decreases of $3.2 million in income tax expense and $85,000 in the provision for loan losses.

INTEREST INCOME
Interest income increased by $25.4 million, or 20.1% to $151.7 million in 1998 from $126.3 million in 1997. The increase in interest income was primarily attributable to a $388.9 million increase in average interest-earning assets, partially offset by an 18 basis point decrease in the overall average yield on interest-earning assets.

Interest income on mortgage loans increased by $20.9 million, or 27.7% to $96.1 million in 1998 from $75.3 million in 1997 primarily as a result of an increase in the average mortgage loan balance of $309.0 million, partially offset by a decrease in the average yield on mortgage loans of 27 basis points. During 1998, the Bank originated or purchased $635.1 million of mortgage loans for portfolio. Mortgage loans were originated at an average rate of 7.08% for 1998 compared to 7.52% for 1997. The decline in the average rate for originations was primarily due to decreases in the rate indices used for residential and commercial real estate loans and the increasing percentage of relatively lower yielding residential mortgages. These indices, which are the 30 year treasury bond and the 5 year treasury note, declined 83 and 116 basis points, respectively, during 1998 when compared to December 31, 1997. In addition, loan principal repayments and satisfactions during 1998 totaled $265.7 million in 1998 compared to $151.2 million in 1997. Also during 1998, the Bank sold approximately $104.7 million in loans previously held in protfolio, including $83.3 million of adjustable-rate mortgage loans in several bulk sale transactions, and $14.0 million of cooperative apartment loans, and securitized $105.7 million of one- to four-family mortgage loans with FNMA. Interest income on other loans increased by $83,000, or 2.6% to $3.3 million in 1998 from $3.2 million in 1997 due to an increase of $0.8 million in average balance and an increase of 1 basis point in the average yield.

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

                                      Year Ended December 31, 1998  Year Ended December 31, 1997
                                              Compared to                   Compared to
                                      Year Ended December 31, 1997  Year Ended December 31, 1996
                                         Increase (Decrease)           Increase (Decrease)
                                        In Net Interest Income        In Net Interest Income
                                                Due to                        Due to
(In thousands)                         Volume    Rate      Net       Volume    Rate      Net
Interest-earning assets:
Mortgage loans                        $23,545   (2,665)    20,880    24,376   (2,220)   22,156
Other loans                                80        3         83      (329)     (89)     (418)
MBSs(1)                                 9,775     (490)     9,285    (4,172)    (590)   (4,762)
Money market investments                 (123)     (34)      (157)      223      (56)      176
Debt and equity securities(1)          (4,292)    (420)    (4,712)     (776)     686       (90)
Total                                  28,985   (3,606)    25,379    19,322   (2,269)   17,053
Interest-bearing liabilities:
Savings accounts                        1,880    1,197      3,077       (41)      65        24
Certificate accounts                   11,414     (758)    10,656     6,113      760     6,873
NOW accounts                              397     (163)       234       200      (69)      131
Money market accounts                     123       95        218      (135)      29      (106)
Borrowed funds                          4,836      355      5,191     6,053       57     6,110
Total                                  18,650      726     19,376    12,190      842    13,032
Net change in net interest income     $10,335   (4,332)     6,003     7,132   (3,111)    4,021

(1)  Includes AFS securities and securities held to maturity.

Interest income on MBSs was $42.0 million for 1998, an increase of $9.3 million, or 28.3% over the $32.8 million earned in 1997. This reflects a $146.0 million increase in the average balance of MBSs for 1998 to $628.6 million from $482.5 for 1997, partially offset by a decrease in the average yield on the MBS portfolio of 10 basis points to 6.69% for 1998 from 6.79% in 1997. During 1998, the Company purchased $687.9 million of MBSs for its AFS portfolio which were partially offset by sales totaling $357.3 million and principal repayments of $199.6 million. Also during 1998, the Bank securitized $105.7 million in residential real estate loans and retained the underlying securities in its AFS portfolio.

Interest income on money market investments decreased by $157,000, or 45.8% to $186,000 in 1998 from $343,000 in 1997, primarily as a result of a decrease in average balances of $2.2 million from $5.7 million in 1997 to $3.5 million in 1998. Interest on debt and equity securities decreased by $4.7 million, or 32.0% to $10.0 million in 1998 from $14.7 million in 1997, primarily as a result of a decrease in the average balance of $64.7 million, coupled with a decrease in the average yield of 20 basis points. The decrease in the average balance of debt and equity securities during 1998 is due primarily to sales of $97.7 million, partially offset by purchases fo $36.1 million.

INTEREST EXPENSE
Interest expense increased by $19.4 million, or 26.0% to $93.8 million in 1998 from $74.4 million in 1997. The increase was primarily attributable to an increase in interest on deposits of $14.2 million, or 27.5% to $65.8 million in 1998 from $51.6 million in 1997. The increase in interest on deposits was due to an increase of $326.5 million, or 26.3% in average deposits to $1.57 billion in 1998 from $1.24 billion in 1997, coupled with a 4 basis point increase in the average cost of deposits. Interest expense on borrowed funds increased by $5.2 million, or 22.8% during 1998, due to an increase of $81.4 million in the average balance, coupled with a 9 basis point increase in the average cost of borrowed funds.

The increase in the average balance of deposits is primarily attributable to the Bank's continuing expansion of the in-store banking program. As of December 31, 1998, the Bank had fifty- seven in-store branches with deposits totaling $504.0 million, as compared to thirty-two branches with deposits totaling $157.2 million as of December 31, 1997. Interest expense on certificate accounts increased by $10.7 million, or 27.1% from 1997 to 1998. The in-store banking expansion contributed to the increase in the average balance of certificate accounts of $200.4 million, or 29.5%, partially offset by a 11 basis point decrease in the average cost of certificate accounts. Interest expense on savings accounts increased by $3.1 million, or 33.0%, from 1997 to 1998. The increase was also due to the in-store banking expansion, as well as the introduction of a "Liquid Asset" account in the in-store branches during the second quarter of 1998. As of December 31, 1998, the balance of these accounts was $158.8 million. This account currently pays 4.25% for the first year on account balances of $2,500 or more. Overall, the average balance of savings accounts experienced a net increase of $69.9 million, or 18.8%, coupled with a 30 basis point increase in the average cost, which is attributable to the aforementioned Liquid Asset account. Interest expense on NOW accounts and money market accounts increased by $234,000 and $218,000, respectively, in 1998 over 1997, primarily as a result of the increase in the average balance of such accounts. The average yield paid on money market accounts increased by 17 basis points to 3.54% for 1998, primarily as a result of a shift in the average balance of such deposits from traditional branches to the in-store locations, which paid comparatively higher money market rates.

Interest expense on borrowed funds increased by $5.2 million, or 22.8%, primarily as a result of the increase in the average balance of borrowed funds of $81.4 million, or 20.9%, coupled with a 9 basis point increase in the average cost of borrowed funds from 5.86% in 1997 to 5.95% in 1998. The increase in the average balance of borrowed funds is due primarily to fund the increase in residential loan originations and purchases by CFS Intercounty Mortgage, the Bank's residential lending division, as well as to fund purchases of securities for the Company's AFS portfolio.

NET INTEREST INCOME
Net interest income increased by $6.0 million, or 11.6% to $57.9 million in 1998 from $51.9 million in 1997. The average yield on interest-earning assets decreased to 7.28% in 1998 from 7.46% in 1997, as a result of an overall decline in market indices which serve as leading indicators for mortgage loan rates and rates on securities. The average cost of liabilities increased by 4 basis points to 4.61% in 1998 from 4.57% in 1997 primarily due to the growth in certificate accounts and the introduction of the Liquid Asset savings account in 1998. The net interest rate spread was 2.67% in 1998 compared to 2.89% in 1997.

PROVISION FOR LOAN LOSSES
The Bank provided $2.7 million for loan losses in 1998, which was virtually flat as compared to 1997. The provision for loan losses reflects management's periodic review and evaluation of the loan portfolio. The slight decrease in the provision for loan losses was mainly due to the continued decline in non-performing loans to $8.4 million at December 31, 1998 from $12.5 million at December 31, 1997. As of December 31, 1998, the allowance for loan losses was $14.0 million compared to $12.5 million at December 31, 1997. As of December 31, 1998, the allowance for loan losses was 1.07% of total loans compared to 1.09% of total loans at December 31, 1997. The slight decrease was attributable to the substantial growth in the loan portfolio. The allowance for loan losses was 166.70% of non-performing loans at December 31, 1998 compared to 99.97% at December 31, 1997. The increase is the result of the significant decline in non-performing loans from December 31, 1997 to December 31, 1998.

NON-INTEREST INCOME
Non-interest income increased by $19.2 million, or 138.3%, from $13.9 million in 1997 to $33.1 million in 1998. More than half of the increase in non-interest income is attributable to the $10.3 million in servicing released premiums and fees on loans sold in the secondary market. Savings and checking fees were $9.8 million in 1998, a $4.3 million, or 79.3% increase over 1997. Net gains on sales of interest-earning assets were $2.9 million in 1998. In 1997, the Company reported a net loss on such sales of $5,000. Insurance, annuity and mutual fund fees generated in 1998 were $5.9 million, a $2.1 million, or 56.3% increase over the $3.8 million earned in 1997. Other non- interest income increased by $1.0 million, or 65.2%, to $2.6 million in 1998, from $1.6 million in 1997, primarily as a result of the Bank's in-store banking expansion.

On May 1, 1998 the Bank completed the purchase of the loan production franchise of Intercounty Mortgage, Inc. ("IMI"). The Bank's prior residential lending operations and the newly acquired production franchise of IMI operate under the name CFS Intercounty Mortgage Company, originating and purchasing residential loans for the Bank's portfolio and for sale in the secondary market. In 1998 the Bank originated $1.04 billion in residential mortgage loans, $570.0 million of which were originated for sale in the secondary market. During 1998, the Bank sold $515.8 million to investors in the secondary market on a servicing released basis, and recognized $10.3 million in related servicing released premiums and fees.

The increase in savings and checking fees and fees generated from the sale of insurance, annuities, and mutual funds were primarily a result of the Bank's in-store banking expansion. During 1998, the Bank opened twenty-five in-store branches, contributing to the increase in in-store deposits of $346.8 million, or 220.6% from December 31, 1997 to December 31, 1998. During 1998, the Company sold $453.7 million in securities available for sale, resulting in net gains of $1.2 million. During the third quarter of 1998, the Bank sold $14.0 million of cooperative apartment loans in a bulk transaction as part of its ongoing effort to divest itself of this portion of the portfolio, resulting in a $1.0 million gain. During the fourth quarter of 1998, the Bank realized $0.7 million in gains on bulk sales of adjustable-rate residential mortgage loans previously held in portfolio. The loans were sold in response to the high level of prepayments experienced with these loans. Other non-interest income increased primarily as a result of ATM surcharge fees which increased by $0.9 million, or 517.9% from $0.2 million in 1997, to $1.1 million in 1998. ATM surcharge fees, which are fees charged to non-customers who use the Bank's ATM network, increased primarily as a result of the Bank's in-store branch expansion, as well as increases in the fees charged for such transactions.

NON-INTEREST EXPENSE
Non-interest expense increased by $31.5 million, or 68.6%, from $45.8 million in 1997 to $77.3 million in 1998. Compensation and benefits expense increased by $17.0 million, or 69.9%, from $24.3 million in 1997 to $41.2 million in 1998. Occupancy and equipment expense increased by $4.7 million, or 73.7% from $6.3 million in 1997 to $11.0 million in 1998. The increases in compensation and benefits, occupancy and equipment, and advertising and promotion expenses were due primarily to the Bank's in-store banking expansion, as well as the expansion of the Bank's residential lending function with the acquisition of the loan production franchise of IMI. During 1998, the Bank opened twenty-five new in-store branches, while the acquisition of the loan production franchise of IMI added 6 primary loan origination offices and several smaller satellite offices to the Company's facilities. Occupancy and equipment expense also increased as a result of the purchase of the Company's new headquarters, which was completed in the third quarter of 1998.

Federal deposit insurance premiums increased by $134,000, or 18.2%, from $736,000 in 1997 to $870,000 in 1998, due to the increase in insurable deposits as a result of the in-store banking expansion. Other non-interest expenses increased by $10.0 million, or 70.9%, from $14.2 million in 1997 to $24.2 million in 1998. $1.4 million of the increase is due to the increase in data processing expenses which increased as a result of the in-store banking expansion and the increase in the number of transactions processed. Advertising and promotion expense increased by $1.1 million, or 64.7% from $1.7 million in 1997 to $2.8 million in 1998. Other items that contributed to the increase in other non-interest expense were telephone expense, which increased by $925,000, stationary, printing, and office supplies expense, which increased by $570,000, and ATM transaction expenses, which increased by $540,000. These increases were directly related to the in-store banking expansion and the operations of CFS Intercounty Mortgage. Amortization of goodwill increased by $710,000, primarily as a result of the acquisition of IMI, while mortgage tax expense and appraisal expenses related to loans sold in the secondary market increased by $540,000 and $820,000, respectively. The balance of the increase in other non-interest expenses were generally related to the Bank's in-store branch expansion and the expansion of the residential lending operations as a result of the acquisition of IMI. These increases were partially offset by a $1.2 million reduction in non-performing loan expense due to the recapture of reserves established for the bulk sales on REO and non-performing loans in 1994. The increase in non-interest expense was partially offset by a $344,000 decrease in REO operations, net.

INCOME TAX EXPENSE
Income tax expense was $2.9 million in 1998, compared to $6.1 million in 1997. The effective tax rate for 1998 was 26.4% compared to 35.6% in 1997. The decrease in the effective tax rate was primarily due to the establishment of Columbia Preferred Capital Corp. ("CPCC"), the Bank's real estate investment trust ("Reit") subsidiary, during the second quarter of 1997. The tax provision for 1998 includes the effect of CPCC's operations for the full year of 1998 compared to one quarter in 1997. The lower tax rate was also due to an adjustment of the Bank's tax accrual upon the filing of the Company's Federal, New York State and City tax returns for 1997 during September 1998, as well as a state tax credit recognized for mortgage recording taxes paid on loans originated in certain counties of New York State.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31,
1997 AND 1996

GENERAL
The Company reported net income of $11.1 million for 1997 compared to net income of $9.4 million for 1996. The $1.7 million increase in earnings was primarily attributable to an increase of $17.1 million in interest income, an increase of $4.4 million in non-interest income, a decrease of $0.4 million in the provision for loan losses and a decrease of $0.3 million in income tax expense. These factors were mainly offset by interest expense which increased by $13.0 million and non-interest expense which increased by $7.4 million primarily due to the Bank's in- store branch expansion.

INTEREST INCOME
Interest income increased by $17.1 million, or 15.6% to $126.3 million in 1997 from $109.3 million in 1996. The increase was primarily the result of an increase in interest income on mortgage loans which was partially offset by a decrease in interest income on MBSs and other loans.

Interest income on mortgage loans increased by $22.2 million, or 41.7% to $75.3 million in 1997 from $53.1 million in 1996 primarily as a result of an increase in the average mortgage loan balance of $309.3 million partially offset by a decrease in average yield on mortgage loans of 33 basis points. During 1997, the Bank originated or purchased $459.8 million of mortgage loans. Mortgage loans were originated at an average rate of 7.52% for 1997 compared to 7.56% for 1996. The decline in the average rate for originations was primarily due to decreases in the rate indices used for residential and commercial real estate loans and the increasing percentage of relatively lower yielding residential mortgages. These indices which are the 30 year treasury bond and the 5 year treasury note declined 71 and 50 basis points, respectively, during 1997 when compared to December 31, 1996. In addition, loan satisfactions during 1997 totaled $134.1 million, some of which were at higher interest rates than current originations. Principal repayments totaled $151.2 million in 1997 compared to $78.2 million in 1996. Interest income on other loans decreased by $418,000, or 11.5% to $3.2 million in 1997 from $3.6 million in 1996 due to a decrease of $3.3 million in average balances and a decline of 25 basis points in the average yield. The Bank's consumer loan products with the exception of equity loan/lines were discontinued in November 1996. However, during the fourth quarter of 1997, the Bank added unsecured loans to its list of consumer loan products to expand the array of products available to its customers.

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

Interest on debt and equity securities decreased by $90,000, or 0.6% to $14.7 million in 1997 from $14.8 million in 1996 primarily as a result of a decrease in the average balance of $11.6 million partially offset by an increase in average yield of 31 basis points. During 1997, the Company purchased $89.2 million of debt and equity securities for its AFS portfolio which were offset by sales totaling $111.4 million. The increase in the overall yield to 6.82% from 6.51% was due to the purchase of callable agency securities and sales of FNMA preferred stock.

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

NON-INTEREST EXPENSE
Non-interest expense increased by $7.4 million, or 19.2% to $45.8 million in 1997 from $38.5 million in 1996. Non-interest expense for 1996 included a one-time SAIF recapitalization charge of $6.8 million which was paid during the fourth quarter of 1996. Excluding this special assessment, non-interest expense increased by $14.2 million, or 44.8% in 1997. The Company's in-store branch expansion program accounted for $11.5 million of the increase in 1997. Compensation and benefit costs increased by $8.5 million, or 54.1% to $24.3 million in 1997 from $15.7 million in 1996. The in-store branch expansion accounted for $5.3 million of the increase in compensation costs since the Bank added 226 employees for its supermarket branches in 1997. Salary costs for the Bank's subsidiary, CFSI, also increased by $540,000 due to higher sales volume. Federal social security taxes increased by $537,000 and the cost incurred for hospitalization, group life insurance, federal and NYS unemployment insurance increased by $431,000 from the prior year due to the increase in staff. ESOP compensation increased by $201,000 from 1996 due to the increase in the average price of Haven Bancorp common stock for the year. Occupancy and equipment costs increased by $2.9 million, or 82.1% to $6.3 million in 1997 from $3.5 million in 1997 primarily due to the addition of 28 supermarket branches during 1997 and a $150,000 charge for obsolete signage in connection with the name change to CFS Bank. REO operations, net increased by $75,000, or 27.1% to $352,000 for 1997 from $277,000 for 1996. The increase is due to a decline in profits realized on the sale of REO properties since the REO portfolio, exclusive of reserves, decreased to $542,000 at December 31, 1997 from $1.1 million at December 31, 1996. The significant decrease in the federal deposit insurance premium costs of $1.6 million was due to a decrease in the assessment rate from 23 basis points in 1996 to
6.48 basis points in 1997. Miscellaneous operating costs increased by $4.3 million, or 44.1% to $14.2 million in 1997 from $9.8 million in 1996. Operating expenses including stationery, telephone, postage and insurance increased by $1.6 million and professional consulting fees increased by $555,000 from 1996 primarily due to the in-store branch program and services related to the formation of CPCC. In addition, the Bank incurred staff placement costs of $184,000 primarily for in-store branches in New Jersey and Connecticut. Advertising costs increased by $430,000 due to the growth in both the loan portfolio and deposit base. NYCE and PLUS fees increased by $122,000 also due to the growth in the deposit base. Appraisal and credit costs increased by $162,000 during 1997 due to the growth in the loan portfolio. Miscellaneous operating losses increased by $416,000 because the results for 1996 included the reversal of a reserve regarding claims subsequently paid by a check collection service. Operating expenses for CFSI increased by $209,000 due to higher sales volume.

INCOME TAX EXPENSE
Income tax expense was $6.1 million in 1997 compared to $6.4 million in 1996. The effective tax rate for 1997 was 35.6% compared to 40.6% for 1996. The decrease in the effective tax rate is due to several factors: first, during the first quarter of 1996, a deferred tax liability of $330,000 was reversed related to the potential recapture of the New York City tax bad debt reserve which was no longer necessary due to New York City tax legislation enacted earlier this year. The New York City tax law was amended in the first quarter of 1996 to conform to the New York State tax treatment for bad debt reserve. The legislation "decouples" New York State's and New York City's thrift bad debt provisions from the federal tax law and allows for the use of the percentage of taxable income method ("PTI") for computing the tax bad debt reserves. The second factor which contributed to the tax savings when compared to the prior period was the switch to the PTI method for calculating the bad debt deduction for New York City. The final factor contributing to the decline in the effective tax rate for 1997 was the establishment of CPCC during the second quarter of 1996 which resulted in certain tax savings. (See Note 12 to Notes to Consolidated Financial Statements.)

NON-PERFORMING ASSETS
The following table sets forth information regarding non- performing assets which include all non-accrual loans (which consist of loans 90 days or more past due and restructured loans that have not yet performed in accordance with their modified terms for the required six-month seasoning period), accruing restructured loans and real estate owned.

                                      December 31,
(In thousands)                  1998      1997      1996
Non accrual loans:
One-to four-family            $ 3,779     3,534     4,083
Cooperative                       367       698       431
Multi-family                      308     2,531     1,463
Non-residential and other       2,074     3,633     4,756
Total non-accrual loans         6,528    10,396    10,733
Restructured loans:
One-to four-family                544       679       887
Cooperative                       183       290       486
Multi-family                    1,130     1,167     1,427
Non-residential and other        -         -          360
Total restructured loans        1,857     2,136     3,160
Total non-performing loans      8,385    12,532    13,893
REO, net:
One-to four-family                 66       126       266
Cooperative                        38       295       292
Non-residential and other         121       121       561
Total REO                         225       542     1,119
Less allowance for REO            (25)      (87)      (81)
REO, net                          200       455     1,038
Total non-performing assets   $ 8,585    12,987    14,931

The Company's expanded loan workout/resolution efforts have successfully contributed toward reducing non-performing assets to manageable levels. Since year-end 1996, non-performing assets have declined by $6.3 million, or 42.5%, from a level of $14.9 million to $8.6 million at year-end 1998. The decrease in non-performing assets is reflected in the following ratios: the ratio of non-performing loans to total loans ratio was 0.64% for 1998 compared to 1.09% for 1997 and 1.64% for 1996; the ratio of non-performing assets to total assets was 0.36% for 1998 compared to 0.66% for 1997 and 0.94% for 1996; and, the ratio of non-performing loans to total assets was 0.35% for 1998 compared to 0.63% for 1997 and 0.87% for 1996. There can be no assurance that non-performing assets will continue to decline.

The decrease in non-performing assets in 1998 was primarily due to the continued decline in non-performing loans and sales of REO properties. During 1998, the Company sold 21 REO properties with a fair value of $0.7 million. Total restructured loans decreased by $0.3 million during 1998 due to transfers to classified loan status and the REO portfolio. Total non-accrual loans decreased by $3.9 million during 1998.

The decrease in non-performing assets in 1997 was primarily due continued sales of REO properties and a the continued decline in non-performing loans. During 1997, the Company sold 37 REO properties with a fair value of $1.4 million. Total restructured loans decreased by $1.0 million during 1997 due to transfers to classified loan status and the REO portfolio. Total non-accrual loans decreased by $337,000 during.1997.

LIQUIDITY
The Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of withdrawable deposits and short-term borrowings. The required ratio is currently 4%. The Bank's ratio was 4.24% at December 31, 1998 compared to 8.94% at December 31, 1997.

The Company's primary sources of funds are deposits, principal and interest payments on loans, debt securities and MBSs, retained earnings and advances from FHLB and other borrowings. Proceeds from the sale of AFS securities and loans held for sale are also a source of funding, as are, to a lesser extent, the sales of annuities, insurance products and securities brokerage activities conducted by the Bank's wholly owned subsidiary, CFSI and the Company's wholly owned subsidiary, CIA. While maturities and scheduled amortization of loans and securities are somewhat predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and regulatory changes.

The Company's most liquid assets are cash and short term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1998 and December 31, 1997, cash and short term investments totaled $44.8 million and $40.3 million, respectively.

The Company and the Bank have other sources of liquidity which include debt securities maturing within one year and AFS securities. Other sources of funds include FHLB advances, which at December 31, 1998, totaled $325.2 million. If needed, the Bank may borrow an additional $106.8 million from the FHLB.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities; investing activities and financing activities. Net cash provided by operating activities, consisting primarily of interest and dividends received less interest paid on deposits were $16.2 million, $24.6 million and $12.1 million for the years ended December 31, 1998, 1997 and 1996, respectively. Net cash used in investing activities, consisting primarily of disbursements of loan originations and securities purchases, offset by principal collections on loans and proceeds from maturities of securities held to maturity or sales of AFS securities or disposition of assets including REO were $340.7 million, $385.8 million and $117.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. Net cash provided by financing activities, consisting primarily of net activity in deposits and borrowings, purchases of treasury stock, payments of common stock dividends and proceeds from stock options exercised was $329.0 million, $365.7 milliion.

CAPITAL RESOURCES
See Note 17 to Notes to Consolidated Financial Statements.

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

COMPUTER ISSUES FOR THE YEAR 2000
Many of the Company's existing computer systems use two digits to identify the year in the date fields. As a result, these systems may not be able to distinguish the year 2000 from the year 1900. Software, hardware and equipment both within and outside the Company's direct control and with which the Company electronically or operationally interfaces (e.g. third party vendors providing data processing, information system management, maintenance of computer systems, and credit bureau information) are likely to be affected. Further, if computer systems are not adequately changed to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date field information, such as interest, payment or due dates and other operating functions, could generate results which could be significantly misstated, and the Company could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities. If not corrected, these computer systems could fail by or at the year 2000.

The Company primarily uses a third party vendor to process its electronic data. This vendor has made modifications or replacements of its computer applications and systems necessary to correct the year 2000 date issue. Management has substantially completed the testing of the modifications to these systems and applications. The Company also utilizes a combination of purchased and contract-based software as well as other third party vendors for a variety of data processing needs. The Company's assessment of potential computer issues for the year 2000 have been substantially completed. Where potential computer issues have been identified, the vendors have committed to definitive dates to resolve such issues. Under regulatory guidelines issued by the federal banking regulators, the Bank and the Company must substantially complete testing of both internally and externally supplied systems and all renovations, by June 30, 1999. In the event that the Company's significant vendors do not achieve year 2000 compliance, the Company's operations could be adversely affected.

The Company has established contingency plans for these systems for which year 2000 issues will not be corrected. The OTS, the Company's primary federal bank regulatory agency, along with the other federal bank regulatory agencies has published guidance on the year 2000 compliance and has identified the year 2000 issue as a substantive area of examination for both regularly scheduled and special bank examinations. These publications, in addition to providing guidance as to examination criteria, have outlined requirements for creation and implementation of a compliance plan and target dates for testing and implementation of corrective action, as discussed above. As a result of the oversight by and authority vested in the federal bank regulatory agencies, a financial institution that does not become year 2000 compliant could become subject to administrative remedies similar to those imposed on financial institutions otherwise found not to be operating in a safe and sound manner, including remedies available under prompt corrective action regulations.

There has been limited litigation filed against corporations regarding the year 2000 problem and such corporations' compliance efforts. To date, no such litigation has resulted in a decided case imposing liability on the corporate entity. Nonetheless, the law in this area will likely continue to develop well into the new millennium. Should the Company experience a year 2000 failure, exposure of the Company could be significant and material, unless there is legislative action to limit such liability. Legislation has been introduced in several jurisdictions regarding the year 2000 problem. However, no assurance can be given that legislation will be enacted in jurisdictions where the Company does business that will have the effect of limiting any potential liability. Through December 31, 1998, the Company had incurred approximately $126,000 in costs associated with achieving year 2000 compliance. The Company expects to incur approximately $450,000 in additional costs to achieve year 2000 compliance during 1999.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
See Note 1 to Notes to Consolidated Financial Statements.

STOCK DATA
Haven common stock, listed under the symbol HAVN is publicly traded on the Nasdaq Stock Market. As of March 3, 1999, the Company had approximately 428 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 8,861,184 outstanding shares of common stock (excluding treasury shares). The common stock traded in a high and low range of $29.75 and $9.125 during the year ended December 31, 1998.












      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                     December 31, December 31,
(Dollars in thousands, except for share data)            1998         1997
ASSETS
Cash and due from banks                               $   43,088       35,745
Money market investments                                   1,720        4,561
Securities available for sale (notes 3 and 11)           889,251      499,380
Loans held for sale (note 6)                              54,188         -
Debt securities held to maturity (estimated
  fair value of $66,372 in 1997) (note 4)                   -          66,404
Federal Home Loan Bank of NY Stock, at cost               21,990       12,885
Mortgage-backed securities held to maturity
  (estimated fair value of $163,326 in 1997)
  (notes 5 and 11)                                          -         163,057
Loans receivable (note 6):
    First mortgage loans                               1,271,784    1,098,894
    Cooperative apartment loans                            3,970       19,596
    Other loans                                           34,926       32,291
Total loans receivable                                 1,310,680    1,150,781
    Less allowance for loan losses (note 7)              (13,978)     (12,528)
Loans receivable, net                                  1,296,702    1,138,253
Premises and equipment, net (note 8)                      39,209       27,062
Accrued interest receivable (notes  3, 4, 5  and 6)       12,108       12,429
Other assets (note 9)                                     37,267       15,114
Total assets                                          $2,395,523    1,974,890
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits (note 10)                                    $1,722,710    1,365,012
Borrowed funds (note 11)                                 440,346      466,794
Due to broker                                             97,458       10,000
Other liabilities                                         15,142       20,219
Total liabilities                                      2,275,656    1,862,025
Commitments and contingencies (notes 7 and 16)
Stockholders' Equity (note 17):
Preferred stock, $.01 par value, 2,000,000 shares
  authorized, none issued                                   -            -
Common stock, $.01 par value, 30,000,000 shares
  authorized, 9,918,750 issued; 8,859,692 and
  8,784,700 shares outstanding in 1998 and 1997,
  respectively                                               100          100
Additional paid-in capital                                51,383       50,065
Retained earnings, substantially restricted (note 17)     79,085       73,567
Accumulated other comprehensive income:
    Unrealized gain on securities available for
      sale, net of tax effect (note 3)                       945        1,671
Treasury stock, at cost (1,059,058 and 1,134,050
  shares in 1998 and 1997, respectively)                  (9,800)     (10,246)
Unallocated common stock held by ESOP (note 14)           (1,222)      (1,529)
Unearned common stock held by Bank's Recognition
  Plans and Trusts (note 14)                                (263)        (364)
Unearned compensation (note 14)                             (361)        (399)
Total stockholders' equity                               119,867      112,865
Total liabilities and stockholders' equity            $2,395,523    1,974,890

See accompanying notes to consolidated financial statements.




















                  CONSOLIDATED STATEMENTS OF INCOME

                                                         Years Ended December 31,
(Dollars in thousands, except per share data)           1998       1997       1996
Interest income:
Mortgage loans                                     $   96,146     75,266     53,110
Other loans                                             3,303      3,220      3,638
Mortgage-backed securities                             42,040     32,755     37,517
Money market investments                                  186        343        176
Debt and equity securities                             10,010     14,722     14,812
Total interest income                                 151,685    126,306    109,253
Interest expense:
Deposits:
    Savings accounts                                   12,415      9,338      9,314
    NOW accounts                                        1,364      1,130        999
    Money market accounts                               2,041      1,823      1,929
    Certificate accounts                               49,965     39,309     32,436
Borrowed funds                                         27,991     22,800     16,690
Total interest expense                                 93,776     74,400     61,368
Net interest income before provision for loan losses   57,909     51,906     47,885
Provision for loan losses (note 7)                      2,665      2,750      3,125
Net interest income after provision for loan losses    55,244     49,156     44,760
Non-interest income:
Loan fees and servicing income                          1,627      3,110      1,807
Servicing released premiums and fees on loans sold     10,301       -          -
Savings/checking fees                                   9,822      5,478      3,378
Net gain (loss) on sales of interest-earning assets     2,926         (5)       140
Insurance, annuity and mutual funds fees                5,874      3,758      3,114
Other                                                   2,596      1,571      1,115
Total non-interest income                              33,146     13,912      9,554
Non-interest expense:
Compensation and benefits (notes 13 and 14)            41,204     24,251     15,737
Occupancy and equipment (notes 8 and 16)               11,005      6,334      3,478
Real estate owned operations, net                           8        352        277
SAIF recapitalization charge (note 10)                   -          -         6,800
Federal deposit insurance premiums                        870        736      2,327
Other                                                  24,227     14,174      9,836
Total non-interest expense                             77,314     45,847     38,455
Income before income tax expense                       11,076     17,221     15,859
Income tax expense (note 12)                            2,926      6,138      6,434
Net income                                            $ 8,150     11,083      9,425
Net income per common sharE:
    Basic                                             $  0.95       1.32       1.13
    Diluted                                           $  0.89       1.24       1.08

See accompanying notes to consolidated financial statements.

































                CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         The three years ended December 31, 1998

                                                                         Unrealized
                                                                         Gain (Loss)           Unallocated  Unearned
                                                    Additional          on Securities            Common      Common
                                            Common   Paid-In   Retained   Available   Treasury Stock Held  Stock Held   Unearned
                                     Total   Stock   Capital   Earnings   for Sale     Stock     by ESOP     by RRPs  Compensation
(In thousands of dollars, except for share data)
Balance at December 31, 1995       $ 98,519   100    47,281     57,919     2,083      (6,023)   (2,197)      (644)         -
Comprehensive income:
  Net income                          9,425    -       -         9,425       -           -         -         -             -
  Other comprehensive income, net
    of tax
   Net unrealized depreciation on
     securities available for sale,
     net of reclassification
     adjustment (1)                  (2,923)   -       -          -       (2,923)        -         -         -             -
Comprehensive income                  6,502
Dividends declared                   (2,229)   -       -        (2,229)      -           -         -         -             -
Purchase of treasury stock
  (451,074 shares)                   (5,516)   -       -          -          -        (5,516)      -         -             -
Treasury stock issued for deferred
  compensation plan (60,162 shares)    -       -        410       -          -           372       -         -            (782)
Stock options exercised and
    related tax effect (18,812 shares)  199    -        104        (23)      -           118       -         -             -
Allocation of ESOP stock and
  amortization of award of RRP
  stock and related tax benefits      1,719    -        999       -          -           -         343        377          -
Amortization of deferred
  compensation plan                     190    -       -          -          -           -         -         -             190
Balance at December 31, 1996         99,384   100    48,794     65,092      (840)    (11,049)   (1,854)      (267)        (592)
Comprehensive income:
  Net income                        11,083     -       -        11,083       -           -         -         -             -
  Other comprehensive income,
    net of tax
    Net unrealized appreciation on
      securities available for
      sale, net of reclassification
      adjustment (1)                  2,511    -       -          -        2,511         -         -         -             -
Comprehensive income                 13,594
Dividends declared                   (2,608)   -       -        (2,608)      -           -         -         -             -
Treasury stock issued for RRP and
  deferred compensation plan
  (18,904 shares)                      -       -        236       -          -           113       -         (206)        (143)
Stock options exercised and related
    tax effect (114,982 shares)         806    -        116       -          -           690       -         -             -
Allocation of ESOP stock and
  amortization of award of RRP
  stock and related tax benefits      1,353    -        919       -          -           -         325        109          -
Amortization of deferred
  compensation plan                     336    -       -          -          -           -         -         -             336
Balance at December 31, 1997        112,865   100    50,065     73,567     1,671     (10,246)   (1,529)      (364)        (399)
Comprehensive income:
    Net income                        8,150    -       -         8,150       -           -         -         -             -
    Other comprehensive income,
      net of tax
    Net unrealized depreciation on
      securities available for
      sale, net of reclassification
      adjustment (1)                 (1,607)   -       -          -       (1,607)        -         -         -             -
    Net unrealized appreciation on
      securities transferred from
      held to maturity to available
      for sale (note 3)                 881    -       -          -          881         -         -         -             -
Comprehensive income                  7,424
Dividends declared                   (2,632)   -       -        (2,632)      -           -         -         -             -
Treasury stock issued for deferred
  compensation plan (14,384 shares)    -       -        280       -          -            86       -         -            (366)
Stock options exercised and related
    tax effect (60,608 shares)          516    -        156       -          -           360       -         -             -
Allocation of ESOP stock and
  amortization of award of RRP
  stock and related tax benefits      1,290    -        882       -          -          -          307       101           -
Amortization of deferred compensation
  plan                                  404    -       -          -          -          -          -         -             404
Balance at December 31, 1998       $119,867   100    51,383     79,085       945      (9,800)   (1,222)     (263)         (361)

(1)  Disclosure of reclassification adjustment:
                                                  For the years ended
(In thousands)                                  1998      1997     1996
Net unrealized holding
 (losses) gains arising during the year      $   (10)    2,499   (2,707)

Reclassificaton adjustment for net gains
 (losses) included in net income                 716       (12)     216
Net unrealized (losses) gains on securities
 available for sale                             (726)    2,511   (2,923)

See accompanying notes to consolidated financial statements.























               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Years Ended December 31,
(Dollars in thousands)                                      1998      1997      1996
Cash flows from operating activities:
Net income                                                $ 8,150    11,083     9,425
Adjustments to reconcile net income to net
    cash provided by operating activities:
Amortization of cost of stock benefit plans                 1,526     1,689     1,909
Amortization of net deferred loan origination fees         (1,546)     (231)     (245)
Premiums and discounts on loans, mortgage-backed
  and debt securities                                       (1,503)     210       233
Provision for loan losses                                    2,665    2,750     3,125
Provision for losses on real estate owned                       35      251       291
Deferred income taxes                                        1,139   (1,540)      230
Origination and purchases of loans held for sale,
  net of proceeds from sales                               (54,188)    -         -
Net (gain) loss on sales of interest-earning assets         (2,926)       5      (140)
Depreciation and amortization 3,087 1,592 878
Decrease (increase) in accrued interest receivable             321     (257)   (1,436)
Increase (decrease) in due to broker                        87,458    9,000    (4,000)
(Decrease) increase in other liabilities                    (5,077)   1,315     3,672
Increase in other assets                                   (22,930)  (1,265)   (1,804)
Net cash provided by operating activities                   16,211   24,602    12,138
Cash flows from investing activities:
Net increase in loans receivable                          (264,136)(306,328) (269,343)
Proceeds from disposition of assets (including REO)            721    2,785     4,313
Purchases of securities available for sale                (749,013)(511,075) (321,162)
Principal repayments on securities available for sale      195,118   48,377    73,472
Proceeds from sales of securities available for sale       454,971  337,696   374,840
Purchases of debt securities held to maturity                 -        -       (6,989)
Principal repayments, maturities and calls on debt
  securities held to maturity                               21,020   30,954    37,511
Purchases of mortgage-backed securities held to maturity      -        -      (38,357)
Principal repayment on mortgage-backed securities held
  to maturity                                               24,834   34,660    32,004
Purchases of Federal Home Loan Bank Stock, net              (9,105)  (2,995)   (1,752)
Net increase in premises and equipment                     (15,102) (19,834)   (2,108)
Net cash used in investing activities                     (340,692)(385,760) (117,571)
Cash flows from financing activities:
Net increase in deposits                                   357,698  227,224    54,342
Net (decrease) increase in borrowed funds                  (26,448) 140,361    55,850
Purchase of treasury stock                                    -        -       (5,516)
Payment of common stock dividends                           (2,627)  (2,598)   (2,475)
Stock options exercised                                        360      760        95
Net cash provided by financing activities                  328,983  365,747   102,296
Net increase (decrease) in cash and cash equivalents         4,502    4,589    (3,137)
Cash and cash equivalents at beginning of year              40,306   35,717    38,854
Cash and cash equivalents at end of year                  $ 44,808   40,306    35,717
Supplemental information:
Cash paid during the year for:
    Interest                                              $ 93,751   73,757    60,187
    Income taxes                                             1,699    5,893     7,824
Additions to real estate owned                                 623    1,695     3,470
Loans transferred from loans held for sale                    -        -      (10,594)
Securities purchased not yet received, net                  97,458   10,000     1,000
Loans securitized                                          105,691     -         -
Mortgage-backed securities and debt securities
    held to maturity transferred to securities
    available for sale                                     183,639     -         -

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Haven Bancorp, Inc. (the "Holding Company") was formed on March 25, 1993, as the holding company for CFS Bank, (the "Bank"). On September 23, 1993, the Holding Company completed its initial public offering of 9,918,750 shares of common stock in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Concurrent with the conversion process, the Holding Company acquired all of the issued and outstanding stock of the Bank with a portion of the net proceeds.

The accounting and reporting policies of the Holding Company and the Bank and its subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the significant policies and practices:

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Holding Company and its subsidiary, the Bank, and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of each consolidated statement of financial condition and revenues and expenses for the year then ended. Actual results could differ from those estimates. Certain reclassification adjustments have been made to prior year amounts to conform to the current year presentation.

On October 23, 1997, the Company's Board of Directors approved a two-for-one common stock split. The additional shares were issued on November 28, 1997 to shareholders of record on October 31, 1997. The par value of the Company's common stock remains unchanged at $.01. Accordingly, all information with respect to shares of common stock fully reflects the stock split.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and money market investments. Money market investments represent instruments with maturities of ninety days or less. These investments are carried at cost, adjusted for premiums and discounts which are recognized in interest income over the period to maturity.

DEBT, EQUITY AND MORTGAGE-BACKED SECURITIES
Debt and mortgage-backed securities ("MBSs") which the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level yield method over the remaining period to contractual maturity, adjusted, in the case of MBSs, for actual prepayments. Debt and equity securities and MBSs to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale securities and are recorded at fair value, with unrealized gains (losses), net of tax, reported as accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses on the sale of securities are determined using the specific identification method and are included in non-interest income.
LOANS RECEIVABLE AND LOANS HELD FOR SALE
Loans receivable are carried at their unpaid principal balances, less unearned discounts, net deferred loan origination fees and the allowance for loan losses. Loans held for sale are carried at the aggregate lower of cost or market value. Loan origination fees, less certain direct loan origination costs, are deferred and amortized as an adjustment of the loan's yield over the life of the loan by the interest method. When loans are sold, any remaining unaccreted net deferred fees (costs) are recognized as income at the time of sale. Purchased loans are recorded at cost. Related premiums or discounts are amortized (accreted) to interest income using the level-yield method over the estimated life of the loans.

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

Loans individually reviewed for impairment by the Company within the scope of SFAS No. 114 are limited to loans modified in a troubled debt restructuring ("TDR") and commercial and multi-family first mortgage loans. The measurement value of the Company's impaired loans was based on the fair value of the underlying collateral. The Company's impaired loan identification and measurement process are conducted in conjunction with the Company's review of the adequacy of its allowance for loan losses. Specific factors utilized in the impaired loan identification process include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history and debt coverage. At a minimum, such loans are classified as impaired by the Company when they become 90 days past due.

The Company places loans, including impaired loans, on non-accrual status when they become 90 days past due. All interest previously accrued and not collected is reversed against interest income and income is subsequently recognized only to the extent cash is received until, in management's judgement, a return to accrual status is warranted.

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

The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," effective January 1, 1997. Under this statement, after transfers of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, if any, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

In accordance with SFAS No. 125, the Company recognizes servicing assets on loans that have been originated or purchased, and where the loans are subsequently sold or securitized with the servicing rights retained. The total cost of the mortgage loans is allocated between the loans and the servicing assets based on their relative fair values. The statement also requires that servicing assets be assessed for impairment based on the current fair values of those assets with any impairment recognized through a valuation allowance.

Fees earned for servicing loans for others are reported as income when the related mortgage loan payments are collected. Servicing assets are amortized as a reduction to loan servicing fee income using the interest method over the estimated remaining life of the underlying mortgage loans.

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

Effective January 1998, the Company adopted SFAS No. 132, "Employers Disclosures about Pensions and Other Post Retirement Benefits". SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans, but does not change the measurement or recognition of those plans. SFAS No. 132 also standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. As the requirements of SFAS No. 132 are disclosure related, its implementation did not have any impact on the Company's financial condition or results of operations.

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

EARNINGS PER COMMON SHARE
The Company adopted SFAS No. 128, "Accounting for Earnings Per Share" effective December 15, 1997 and restated all prior-period earnings per share ("EPS") data. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the relevant period. The weighted average number of shares outstanding does not include shares which are unallocated by the ESOP in accordance with American Institute of CPAs ("AICPA") Statement of Position ("SOP") 93-6, "Employers Accounting for ESOPs." Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shares in the earnings of the entity.

COMPREHENSIVE INCOME
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Under SFAS No. 130 the Company is required to: (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position; and (c) reclassify all prior periods presented.

SEGMENT REPORTING
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement establishes standards for the way an enterprise reports information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise that engage in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker in deciding how to allocate resources and in assessing performance, and for which discrete financial information is available. The Statement requires a reconciliation of total segment revenue and expense items and segment assets to the amounts in the enterprise's financial statements. The Statement also requires a descriptive report on how the operating segments were determined, the products and services provided by the operating segments, and any measurement differences used for segment reporting and financial statement reporting. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company currently does not manage its various business activities as separate operating segments and does not readily produce meaningful discrete financial information for any such business activity. Therefore, under the Company's current operating and reporting structure, SFAS No. 131 disclosures are not applicable.
RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and does not require restatement of prior periods. Management of the Company currently believes the implementation of SFAS No. 133 will not have a material impact on the Company's financial condition or results of operations.

In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise". SFAS No. 134 changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. Under current practice, a bank that securitizes credit card receivables has a choice in how it classifies any retained securities based on its intent and ability to hold or sell those investments. SFAS No. 134 gives the mortgage banking firms the opportunity to apply the same intent-based accounting that is applied by other companies. SFAS No. 134 is effective for the fiscal quarter beginning after December 15, 1998. Management of the Company anticipates that the implementation of SFAS No. 134 will not have a material impact on the Company's financial condition or results of operations.

2. BUSINESS COMBINATIONS

ACQUISITION OF INTERCOUNTY MORTGAGE, INC.
On May 1, 1998, the Bank completed the purchase of the production franchise of Intercounty Mortgage, Inc. ("IMI") from Resource Bancshares Mortgage Group, Inc. ("RBMG"). The Bank paid approximately $5.6 million for IMI's production franchise and fixed assets. The business operates as a division of the Bank under the name CFS Intercounty Mortgage Company originating and purchasing residential loans for the Bank's portfolio and for sale in the secondary market, primarily through six loan origination offices located in New York, New Jersey, and Pennsylvania. Loan sales in the secondary market are primarily on a servicing-released basis, for which the Company earns servicing released premiums.

The transaction was accounted for under the purchase method. The excess of cost over the fair value of net assets acquired (goodwill) of approximately $5.1 million is being amortized over 5 years. The Company will assess the recoverability of goodwill by determining whether the amortization of the goodwill over its remaining life can be recovered through future operating cash flow of the production franchise. The unamortized balance of goodwill relating to the acquisition of IMI was approximately $4.4 million at December 31, 1998.

ACQUISITION OF CENTURY INSURANCE AGENCY
On November 2, 1998 the Company completed the purchase of 100% of the outstanding common stock of Century Insurance Agency, Inc. ("CIA") for approximately $1.2 million. CIA, which is headquartered in Centereach, New York, provides automobile, homeowners and casualty insurance to individuals and various lines of commercial insurance to businesses. CIA operates as a wholly owned subsidiary of the Company. The transaction was accounted for under the purchase method. Goodwill of approximately $1.6 million is being amortized over 10 years. The Company will assess the recoverability of goodwill by determining whether the amortization of the goodwill over its remaining life can be recovered through future operating cash flow of CIA. The unamortized balance of goodwill relating to the acquisition of CIA was approximately $1.6 million at December 31, 1998.

3.  SECURITIES AVAILABLE FOR SALE
The amortized cost and estimated fair values of securities available for sale at December 31, are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value
1998
Debt and equity securities available for sale:
    U.S. Government and agency obligations      $ 78,017        141         (453)   77,705
    Preferred stock                               11,700         30         (140)   11,590
    Corporate debt securities                     19,850        -           (166)   19,684
                                                 109,567        171         (759)  108,979
MBSs available for sale:
    GNMA Certificates                                430          4          -         434
    FNMA Certificates                            177,495      1,530         (258)  178,767
    FHLMC Certificates                            51,590        689         (112)   52,167
    CMOs and REMICs                              548,644      2,218       (1,958)  548,904
                                                 778,159      4,441       (2,328)  780,272
Total                                          $ 887,726      4,612       (3,087)  889,251
1997
Debt and equity securities available for sale:
    U.S. Government and agency obligations     $ 115,466        285       (1,093)  114,658
    Preferred stock                                4,095         38          (10)    4,123
                                                 119,561        323       (1,103)  118,781
MBSs available for sale:
    GNMA Certificates                                943         39         -          982
    FNMA Certificates                             45,860        556         (531)   45,885
    FHLMC Certificates                            62,649      1,074          (85)   63,638
    CMOs and REMICs                              267,754      3,228         (888)  270,094
                                                 377,206      4,897       (1,504)  380,599
Total                                          $ 496,767      5,220       (2,607)  499,380

Gross gains of approximately $1,737,000, $1,044,000 and $1,948,000 for the years ended December 31, 1998, 1997 and 1996, respectively, were realized on sales of securities available for sale. Gross losses amounted to approximately $505,000, $1,064,000 and $1,577,000 for the years ended December 31, 1998, 1997, and 1996 respectively.

The Company's portfolio of MBSs available for sale has an estimated weighted average expected life of approximately 5.5 years at December 31, 1998. At December 31, 1998, $242.6 million of MBSs available for sale were adjustable-rate securities.

The Company's privately-issued CMOs and REMICs have generally been underwritten by large investment banking firms with the timely payment of principal and interest on these securities supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all such securities are rated AAA by one or more of the nationally recognized securities rating agencies. These securities are subject to certain credit-related risks normally not associated with U.S. Government and agency mortgage- backed securities. Among such risks is the limited loss protection generally provided by the various forms of credit enhancements as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the credit worthiness of the enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the MBS holder could be subject to risk of loss similar to the purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect the Company from losses, and therefore the Company has not provided an allowance for losses on its privately issued MBSs.

U.S. Government and agency obligations at December 31, 1998 had contractual maturities between April 30, 1999 and June 25, 2024. Accrued interest receivable on securities available for sale amounted to approximately $4,901,000 and $4,286,000 at December 31, 1998 and 1997, respectively.

Corporate debt securities at December 31, 1998 had contractual maturities between March 22, 1999 and July 26, 1999.

On June 30, 1998, the Company transferred the then remaining
$138.2 million of MBSs and $45.4 million of debt securities held to maturity to securities available for sale.

In August 1998, the Company securitized $105.7 million of residential mortgage loans with FNMA. The resulting MBSs were retained and are included in securities available for sale as of December 31, 1998.

4.  DEBT SECURITIES HELD TO MATURITY
The amortized cost, gross unrealized gains and losses and estimated fair values of debt securities held to maturity at December 31, 1997 are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value

U.S. Government and agency obligations           $ 21,014        70          (27)    21,057
Corporate debt securities                          45,390        31         (106)    45,315
Total                                            $ 66,404       101         (133)    66,372

Accrued interest receivable on debt securities held to maturity amounted to approximately $667,000 at December 31, 1997.

5.  MORTGAGE-BACKED SECURITIES HELD TO MATURITY
The amortized cost, gross unrealized gains and losses and estimated fair values of MBSs held to maturity at December 31, 1997 are summarized as follows:

                        Gross     Gross    Estimated
                      Amortized unrealized unrealized  Fair
(In thousands)          Cost      gains      losses    value
FNMA Certificates     $  61,492     258        (657)    61,093
FHLMC Certificates       27,472     465        (168)    27,769
CMOs and REMICs          74,093     821        (450)    74,464
Total                 $ 163,057   1,544      (1,275)   163,326

At December 31, 1997, $8.8 million, of the MBSs held to maturity portfolio consists of adjustable-rate securities. Such securities had an estimated fair value of $8.8 million.

Accrued interest receivable on MBSs held to maturity amounted to approximately $1,025,000 at December 31, 1997.

6.  LOANS receivable and loans held for sale

Loans receivable, net at December 31, are summarized as follows:

(In thousands)                                   1998     1997
First mortgage loans:
Principal balances:
One- to four-family                           $ 886,405   802,766
Multi-family                                    215,542   143,559
Commercial                                      163,935   148,745
Construction                                      2,731     2,263
Partially guaranteed by VA or insured by FHA      2,205     2,924
                                              1,270,818 1,100,257
Less net deferred loan origination fees,
    unearned discounts and unamortized premiums     966    (1,363)
Total first mortgage loans                    1,271,784 1,098,894
Cooperative apartment loans, net                  3,970    19,596
Other loans:
Consumer loans                                   17,473    14,413
Home equity loans                                15,173    15,449
Other                                             2,280     2,429
Total other loans                                34,926    32,291
                                              1,310,680 1,150,781
Less allowance for loan losses                  (13,978)  (12,528)
Total                                        $1,296,702 1,138,253

Included in total loans are loans on which interest is not being accrued and loans which have been restructured and for which interest has been reduced or foregone. The principal balances of these loans at December 31 are summarized as follows:

(In thousands)               1998          1997
Non-accrual loans          $ 6,528        10,396
Restructured loans           1,857         2,136
Total                      $ 8,385        12,532

If interest income on non-accrual loans had been current in accordance with the original terms, approximately $425,000, $736,000 and $688,000 of interest income would have been recorded for the years ended December 31, 1998, 1997 and 1996, respectively. Approximately $117,000, $146,000 and $220,000 of interest income was recognized on non-accrual loans for the years ended December 31, 1998, 1997 and 1996, respectively. The Bank has no obligation to fund any additional monies on these loans.

The amount of interest income that would have been recorded if restructured loans had been performing in accordance with their original terms (prior to being restructured) was approximately $396,000, $197,000 and $305,000 for the years ended December 31,
1998, 1997 and 1996, respectively.

In 1998, the Company sold $83.3 million of adjustable-rate mortgage (ARM) loans previously held in portfolio in two separate bulk sale transactions, which settled on December 30, 1998. The Company recognized a net gain of $670,000 as a result of these transactions. The Company sold $68.6 million of the ARM loans servicing released, while $14.7 million of the ARM loans were sold servicing retained. In connection with the latter transaction, the Company recognized a servicing asset of $168,000, which is included in other assets at December 31, 1998. The servicing asset will be amortized in proportion to and over the period of estimated net servicing income. The servicing asset will be periodically assessed for impairment based on its fair value.

In 1998, the Company securitized $105.7 million of residential mortgage loans with FNMA. The Company retained all of the securities in its available for sale portfolio, and is servicing the underlying loans for FNMA. In 1998, the Company also sold $14.0 million of cooperative apartment loans as part of its ongoing efforts to dispose of this portion of its portfolio. The Company recognized a $968,000 gain as a result of this transaction.

Loans held for sale, which consisted of, primarily fixed-rate, one-to four-family loans, were $54.2 million at December 31, 1998. The Bank originates most fixed rate loans for immediate sale, primarily to private investors on a servicing released basis. Generally, the sale of such loans is arranged at the time of application through best effort commitments. During 1998, the Company sold $515.8 million in residential mortgage loans to third party investors on a servicing released basis. The Company recognized $10.3 million in servicing released premiums, fees, and net gains, related to these sales.

The Bank services for investors first mortgage loans which are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of such loans were approximately $269.1 million and $174.9 million at December 31, 1998 and 1997, respectively.

The geographical location of the Bank's loan portfolio is primarily within the New York metropolitan area.

Accrued interest receivable on loans amounted to approximately
$7,207,000 and $6,443,000 at December 31, 1998 and 1997,
respectively.

7.  ALLOWANCE FOR LOAN LOSSES
Impaired loans and related reserves have been identified and calculated in accordance with the provisions of SFAS No. 114. The total allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies." As such, the Company has provided amounts for anticipated losses that exceed the immediately identified losses associated with loans that have been deemed impaired. Provisions have been made and reserves established accordingly, based upon experience and expectations, for losses associated with the general population of loans, specific industry and loan types, including residential and consumer loans which are not subject to the provisions of SFAS No. 114.

The following table summarizes information regarding the Company's impaired loans at December 31:

                                                 1998                            1997
                                                  Related                         Related
                                                  Allowance                       Allowance
                                        Recorded  for Loan     Net      Recorded  for Loan     Net
(In thousands)                         Investment  Losses   Investment Investment  Losses   Investment
Residential loans:
With a related allowance                $   982       51         931        -         -          -
Without a related allowance               3,164      -         3,164      4,232       -        4,232
Total residential loans                   4,146       51       4,095      4,232       -        4,232
Multi-family and non-residential loans:
With a related allowance                  1,128      247         881        970       207        763
Without a related allowance               1,254      -         1,254      5,194      -         5,194
Total multi-family and non-residential
  loans                                   2,382      247       2,135      6,164       207      5,957
Total impaired loans                    $ 6,528      298       6,230     10,396       207     10,189


The Company's average recorded investment in impaired loans for the years ended December 31, 1998 and 1997 was $7.9 million and $10.3 million, respectively. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income, amounted to approximately $117,000, $146,000 and $220,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Activity in the allowance for loan losses for the years ended
December 31, is as follows:

(In thousands)                   1998    1997    1996
Balance at beginning of year  $ 12,528  10,704   8,573
Charge-offs:
One- to four-family               (435)   (964)   (771)
Cooperative                       (256)   (370)   (524)
Multi-family                      (708)    -       (30)
Non-residential and other         (935)   (352)   (560)
Total charge-offs               (2,334) (1,686) (1,885)
Recoveries                       1,119     760     891
Net charge-offs                 (1,215)   (926)   (994)
Provision for loan losses        2,665   2,750   3,125
Balance at end of year        $ 13,978  12,528  10,704

8.  PREMISES AND EQUIPMENT

Premises and equipment at December 31, are summarized as follows:

(In thousands)                        1998           1997
Land                                $ 1,720            720
Buildings and improvements           18,679          7,234
Leasehold improvements               17,136         19,921
Furniture, fixtures and equipment    13,128          7,554
Accumulated depreciation            (11,454)        (8,367)
Total                               $39,209         27,062

In December 1997, the Company purchased an office building and land in Westbury, New York for its new administrative headquarters. The purchase was consummated under the terms of a lease agreement and Payment-in-lieu-of-Tax ("PILOT") agreement with the Town of Hempstead Industrial Development Agency ("IDA") (see note 16). The Company completed improvements to the building and began using the building as its corporate headquarters in July 1998. The cost of the land and building, including improvements was $12.8 million. The building and improvements are being depreciated on a straight-line basis over thirty-nine years.

In December 1998 the Bank entered into a contract of sale for its former administrative headquarters, located in Woodhaven, New York. The sale is expected to close in the first quarter of 1999. Concurrent with the sale of the property, which consists of land, buildings and building improvements, the Bank will lease back a portion of the building to continue its current use as a traditional retail banking branch office and certain administrative functions. Upon consummation, the transaction will be accounted for as a sale-leaseback, and the lease is expected to be accounted for as an operating lease. At December 31, 1998, the carrying amount of the land, buildings and building improvements was approximately $1.7 million.

In January 1999 the Bank also entered into a contract of sale for another administrative office, consisting of land, buildings, and building improvements, located in Woodhaven, New York. The sale is also expected to close in the first quarter of 1999. At December 31, 1998, the carrying amount of the land, buildings and building improvements was approximately $768,000.

Depreciation and amortization of premises and equipment, included in occupancy and equipment expense, was approximately $3.1 million, $1.6 million, and $878,000 for the years ended December
31, 1998, 1997 and 1996, respectively.

9.  OTHER ASSETS

Other assets at December 31, are summarized as follows:

(In thousands)                               1998     1997
Remittances due from custodians            $10,037        2
Net deferred tax asset (note 12)             5,424    6,201
Excess of cost over the fair value of
  net assets acquired                        6,193      321
Other                                       15,613    8,590
Total                                      $37,267   15,114

10.  DEPOSITS

Deposits at December 31, are summarized as follows:

                                                       Weighted
                                                       average
(Dollars in thousands)              Amount    Percent   rates
1998
Savings accounts                  $ 547,264    31.8%     3.30%
Money market                         58,984     3.4      3.21
NOW                                 130,288     7.6      1.28
Demand                               84,425     4.9       -
                                    820,961    47.7      2.63
Certificates of deposit             901,749    52.3      5.60
Total                            $1,722,710   100.0%     4.18%
1997
Savings accounts                 $  378,745    27.7%     2.58%
Money market                         51,128     3.7      3.44
NOW                                  98,108     7.2      1.40
Demand                               55,448     4.1       -
                                    583,429    42.7      2.21
Certificates of deposit             781,583    57.3      6.05
Total                            $1,365,012   100.0%     4.41%

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to approximately $84,509,000 and $64,544,000 at December 31, 1998 and 1997, respectively.

Scheduled maturities of certificates of deposit at December 31, are summarized as follows:
                             1998               1997
(Dollars in thousands)  Amount   Percent   Amount   Percent
Within six months      $553,835   61.4%   $345,302   44.2%
Six months to one year  214,041   23.7     250,405   32.0
One to two years         62,756    7.0     105,903   13.6
Over two years           71,117    7.9      79,973   10.2
Total                  $901,749  100.0%   $781,583  100.0%

The deposits of the Bank are insured up to $100,000 per depositor (as defined by law and regulation) by the Savings Association Insurance Fund ("SAIF") which is administered by the Federal Deposit Insurance Corporation ("FDIC"). Deposits of certain other financial institutions are insured by the Bank Insurance Fund ("BIF"). On September 30, 1996, Congress passed and the President signed legislation that recapitalized the SAIF. The legislation required SAIF-insured institutions to pay a special one-time assessment to recapitalize the SAIF. The Bank's special one-time insurance assessment amounted to $6.8 million. Beginning January 1, 1997, the schedule of SAIF assessment rates became the same as the schedule of BIF assessment rates. The Act also required BIF-insured institutions to pay a portion of the interest due on Financial Corporation ("FICO") bonds beginning January 1, 1997. Beginning January 1, 2000, or the date at which no thrift institution continues to exist, BIF-insured institutions will be required to pay their full pro rata share of FICO payments.

11.  BORROWED FUNDS

Borrowed funds at December 31, are summarized as follows:

(Dollars in thousands)                          1998     1997
Fixed-rate advances from the FHLB of New York:
5.74% to 6.19% due in 1998                    $   -     227,000
4.25% to 5.36% due in 1999                     104,200   20,000
5.17% to 5.74% due in 2000                      62,000     -
5.29% due in 2001                               20,000     -
5.66% due in 2002                               20,000     -
5.62% due in 2003                               20,000     -
5.00% to 5.38% due in 2008                      99,000     -
                                               325,200  247,000
Securities sold under agreements to repurchase:
Fixed rate agreements:
5.72% to 6.250% due in 1998                       -     176,628
5.25% to 5.45% due in 1999                      72,290     -
6.27% due in 2002                               16,400   16,400
                                                88,690  193,028
Holding Company Obligated Mandatorily
    Redeemable Capital Securities of Haven
    Capital Trust I at 10.46% due 02/01/27      24,984   24,984
Debt of Employee Stock Ownership
    Plan (note 14)                               1,472    1,782
Total                                         $440,346  466,794

At December 31, 1998 and 1997, pursuant to a physical pledge collateral agreement, advances from the FHLB of New York were collateralized by MBSs with an estimated fair value of approximately $467,626,000 and $231,131,000, respectively. At December 31, 1998 and 1997, advances from the FHLB of New York were also collateralized by U.S. Government and agency obligations with an estimated fair value of approximately $6,241,000 and $81,446,000, respectively. At December 31, 1998 the Bank has unused lines of credit totalling $106.8 million with the FHLB of New York.

At December 31, 1998, all securities sold under agreements to repurchase were delivered to primary dealers who arranged the transactions. The securities will remain registered in the name of the Bank and will be returned at maturity. During the years ended December 31, 1998 and 1997, securities sold under agreements to repurchase averaged $142,348,000 and $172,310,000, respectively. The maximum amounts outstanding at any month-end were $191,291,000 and $229,280,000, respectively. The average interest rate paid during the years ended December 31, 1998 and 1997 were 5.71% and 5.68%, respectively. MBSs with an estimated fair value of approximately $99,966,000 and $194,227,000 were pledged as collateral at December 31, 1998 and 1997, respectively.

On February 12, 1997, Haven Capital Trust I, a trust formed under the laws of the State of Delaware (the "Trust"), issued $25 million of 10.46% capital securities. The Holding Company is the owner of all the beneficial interests represented by common securities of the Trust. The Trust exists for the sole purpose of issuing the Trust securities (comprised of the capital securities and the common securities) and investing the proceeds thereof in the 10.46% junior subordinated deferrable interest debentures issued by the Holding Company on February 12, 1997, which are scheduled to mature on February 1, 2027. Interest on the capital securities is payable in semiannual installments, commencing on August 2, 1997. The Trust securities are subject to mandatory redemption (i) in whole, but not in part upon repayment in full, at the stated maturity of the junior subordinated debentures at a redemption price equal to the principal amount of, plus accrued interest on, the junior subordinated debentures,
(ii) in whole but not in part, at any time prior to February 1, 2007, contemporaneously with the occurrence and continuation of a special event, defined as a tax event or regulatory capital event, at a special event redemption price equal to the greater of 100% of the principal amount of the junior subordinated debentures or the sum of the present values of the principal amount and premium payable with respect to an optional redemption of the junior subordinated debentures on the initial optional repayment date to and including the initial optional prepayment date, discounted to the prepayment date plus accrued and unpaid interest thereon, and (iii) in whole or in part, on or after February 1, 2007, contemporaneously with the optional prepayment by the Holding Company of the junior subordinated debentures at a redemption price equal to the optional prepayment price. Subject to prior required regulatory approval, the junior subordinated debentures are redeemable during the 12-month periods beginning on or after February 1, 2007, at 105.230% of the principal amounts outstanding, declining ratably each year thereafter to 100%, plus accrued and unpaid interest thereon to the date of redemption. Deferred issuance costs are being amortized over ten years.

12.  FEDERAL, STATE AND LOCAL TAXES FEDERAL INCOME TAXES
The Company and its subsidiaries file a consolidated Federal income tax return on a calendar-year basis. Under Section 593 of the Internal Revenue Code of 1986, as amended ("Code"), prior to January 1, 1997 thrift institutions such as the Bank which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts. Such thrift institutions were also permitted to make annual additions to the reserve, to be deducted in arriving at their taxable income within specified limitations. The Bank's deduction was computed using an amount based on the Bank's actual loss experience ("experience method"), or a percentage equal to 8% of the Bank's taxable income ("PTI method"). Similar deductions for additions to the Bank's bad debt reserve were also permitted under the New York State Bank Franchise Tax and the New York City Banking Corporation Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI method was 32% rather than 8%.
Under the Small Business Job Protection Act of 1996 ("1996 Act"), signed into law in August 1996, Section 593 of the Code was amended. The Bank will be unable to make additions to the tax bad debt reserves but will be permitted to deduct bad debts as they occur. Additionally, the 1996 Act required institutions to recapture (that is, include in taxable income) the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987 ("base year"). The Bank's federal tax bad debt reserves at December 31, 1995 exceeded its base year reserves by $2.7 million which will be recaptured into taxable income ratably over a six year period. This recapture was frozen for 1996 and 1997, whereas, one-sixth of the excess reserves was recaptured into taxable income for 1998. The base year reserves will be subject to recapture, and the Bank could be required to recognize a tax liability, if (i) the Bank fails to qualify as a "bank" for Federal income tax purposes; (ii) certain distributions are made with respect to the stock of the Bank; (iii) the Bank uses the bad debt reserves for any purpose other than to absorb bad debt losses; and (iv) there is a change in Federal tax law. Management is not aware of the occurrence of any such event.

In response to the Federal legislation, the New York State and New York City tax law has been amended to prevent the recapture of existing tax bad debt reserves and to allow for the continued use of the PTI method to determine the bad debt deduction in computing New York State and City tax liability.

The components of the net deferred tax assets at December 31, are as follows:

(In thousands)                              1998      1997
Deferred tax assets:
Difference between financial statement
   credit oss provision and tax
   bad-debt deduction                   $  5,952     5,872
Non-accrual interest and non-performing
   loan expense                              762     1,268
Other                                      2,128     1,211
Total deferred tax assets                  8,842     8,351
Deferred tax liabilities:
Recapture of Tax Bad Debt Reserve           (781)     (937)
Securities marked to market for
  financial statement purposes              (580)     (942)
Basis difference of fixed assets            (131)     (145)
Other                                     (1,926)     (126)
Total deferred tax liabilities            (3,418)   (2,150)
Net deferred tax assets                  $ 5,424     6,201


Income tax expense for the years ended December 31, are
summarized as follows:
(In thousands)                1998    1997    1996
Current:
Federal                    $ 1,486   6,433   3,391
State and local                301   1,245   2,813
                             1,787   7,678   6,204
Deferred:
Federal                        741    (760)    906
State and local                398    (780)   (676)
                             1,139  (1,540)    230
Total income tax expense   $ 2,926   6,138   6,434

The following is a reconciliation of statutory Federal income tax expense to the combined effective tax expense for the years ended
December 31:

(In thousands)                          1998    1997    1996
Statutory Federal income tax expense  $ 3,877   6,027   5,392
State and local income taxes, net of
   Federal income tax benefit             455     301   1,410
Change in deferred tax asset
   valuation allowance                    -       -      (800)
Reversal of prior years taxes            (785)    -       -
Other, net                               (621)   (190)    432
Total income tax expense              $ 2,926   6,138   6,434

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


The Company expects to determine its 1998 New York State and New York City tax liability based on alternative entire net income. The Company has provided for New York State and New York City taxes based on entire net income for the years ended December 31, 1997 and 1996. The Company will also file a New Jersey and Connecticut tax return for 1998 due to the opening of in-store supermarket branches.

13.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS
RETIREMENT PLAN
The Company has a qualified, non-contributory defined benefit pension plan covering substantially all of its eligible employees. The Company's policy is to fund pension costs in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974, and to provide the plan with sufficient assets with which to pay pension benefits to plan participants. Based on an evaluation of the Retirement Plan in 1996, the Bank concluded that future benefit accruals under the Retirement Plan would cease or "freeze" effective July 1, 1996. The Bank recognized a curtailment gain of approximately $266,000 as of July 1, 1996. The Bank made a cash contribution of $352,000 to the plan in 1997. There were no contributions to the Plan in 1998.
The following are disclosures related to the Plan as determined by the Plan's actuary in accordance with SFAS No. 87 and SFAS No. 132.

The following is a reconciliation of the projected benefit obligation for the years ended December 31, 1998 and 1997, respectively:

(In thousands)                      1998       1997
Projected benefit obligation,
   beginning of year              $ 8,519      7,649
Interest cost                         569        557
Actuarial loss                        202        761
Benefits paid                        (532)      (448)
Projected benefit obligation,
   end of year                    $ 8,758      8,519

The following is a reconciliation of the change in fair value of plan assets for the years ended December 31, 1998 and 1997, respectively:

(In thousands)                      1998       1997
Fair value of plan assets,
   beginning of year              $ 8,819      8,169
Actual return on plan assets        1,228        747
Contributions                         -          351
Benefits paid                        (532)      (448)
Fair value of plan assets, end
   of year                        $ 9,515      8,819

The following is a reconciliation of the funded status of the plan as of December 31, 1998 and 1997, respectively:

(In thousands)                        1998     1997
Pension benefit obligation
  Accumulated benefit obligation     $ 8,758    8,519
  Additional benefits based on
    estimated future salary levels       -        -
  Projected benefit obligation         8,758    8,519
Fair value of plan assets              9,515    8,819
Funded status                            757      300
Unrecognized net gain                  (261)      (4)
Prepaid pension cost                 $   496      296

The following is a reconciliation of net periodic pension
(benefit) cost for the years ended December 31, 1998, 1997 and 1996:

(In thousands)                          1998     1997     1996
Service cost                          $   -        -       211
Interest cost                            569      557      597
Expected return on plan assets          (768)    (746)    (714)
Net amortization and deferral             -        -         2
Net periodic pension (benefit) cost   $ (199)    (189)      96

Actuarial assumptions used to account for the plan include the following:
                                        1998     1997      1996
Discount rate                           6.75%    6.75%     7.00%
Expected long-term rate of return       9.00%    9.00%     9.00%
Rate of increase in compensation levels  NA       NA       5.00%

THRIFT INCENTIVE SAVINGS PLAN
The Bank maintains a 401(k) thrift incentive savings plan which provides for employee contributions on a pre-tax basis up to a maximum of 16% of total compensation, with matching contributions to be made by the Bank equal to 25% of employee contributions, not to exceed employee contributions greater than 6% of total compensation. The Bank matched employee contributions which totaled $234,000 and $199,000 for the years ended December 31, 1998 and 1997, and $120,000 for the period July 1, 1996
(resumption of employer match) to December 31,1996.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
In 1996, the Bank implemented a non-qualified supplemental executive retirement plan ("SERP") for the President and Chief Executive Officer. This plan provides supplemental benefits for the President and Chief Executive Officer equal to the benefits he would have received under the Bank's Retirement Plan, 401(k) Plan and ESOP, had the federal income tax law limitations on the accrual of benefits under these plans not been applicable. The SERP is an unfunded plan. During 1998, 1997 and 1996, the Bank accrued $180,000, $50,000 and $132,000, respectively, for the SERP. At January 1, 1998 and 1997, the accumulated benefit obligation was $332,000 and $245,000, respectively. At January 1, 1998 and 1997, the projected benefit obligation of the plan was $1,320,000 and $1,233,000, respectively.
The Bank also maintains a non-qualified defined benefit SERP for the former Chairman of the Board. The SERP is an unfunded plan. The SERP provides for an annual retirement benefit of $120,000 for 10 years after retirement which occurred in 1995. The SERP also provides for a lump sum benefit of $1.2 million payable to the estate of the former Chairman of the Board in the event of his death prior to retirement, or in the event of a hostile change in control after retirement but prior to the payment of the entire benefit; any unpaid benefit shall be paid in a lump sum. The Company had accrued the entire $1.2 million liability under the unfunded plan through December 31, 1995.

POST-RETIREMENT LIFE INSURANCE BENEFITS
The Company provides life insurance coverage to retirees under an unfunded plan. Life insurance coverage in the first year of retirement is equal to three times annual pay at retirement, reduced by 10% (the "reduction amount"). For the next four consecutive years, life insurance coverage will be reduced each year by the reduction amount. The maximum benefit will be $50,000 on the earlier of: a) the fifth anniversary of retirement; or b) attaining age 70.

The following are disclosures related to the Company's post-retirement plan as provided by the Plan's actuary in accordance with SFAS No.s 106 and 132.

The following is a reconciliation of the accumulated post-retirement benefit obligation ("APBO") for the years ended
December 31, 1998 and 1997:

(In thousands)                   1998         1997
APBO, beginning of year       $  1,268          852
Service cost                        63           55
Interest cost                       85           77
Actuarial loss                      38          293
Benefits paid                       (9)          (9)
APBO, end of year           $    1,445        1,268

The following is a reconciliation of the funded status of the plan as of December 31, 1998 and 1997, respectively:

(In thousands)                             1998       1997
APBO - Retirees and dependents           $  632        598
APBO - Actives fully eligible to retire     278        251
APBO - Actives not yet fully eligible
  to retire                                 535        419
Projected benefit obligation              1,445      1,268
Fair value of plan assets                   -          -
Funded status                             (1,445)    (1,268)
Unrecognized transition liability            278        303
Unrecognized net loss                        563        555
Unrecognized prior service cost              (78)       (88)
Accrued post-retirement benefit liability $ (682)      (498)

The following is a reconciliation of net periodic post-retirement benefit cost for the years ended December 31, 1998, 1997 and 1996:
(In thousands)                             1998   1997   1996
Service cost                              $  63     55     29
Interest cost                                85     77     59
Amortization of transition obligation        25     25     25
Amortization of unrecognized gain or loss    31     28      9
Amortization of unrecognized prior service
  liability                                 (10)    (4)    -
Net periodic post-retirement cost         $ 194    181    122

Actuarial assumptions used to account for the plan include the following:

                                     1998       1997       1996
Discount rate                        6.50%      6.75%      7.50%
Rate of increase in compensation
  levels                             4.50%      4.50%      5.00%

14.  STOCK PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
The Bank established for eligible employees an Employee Stock Ownership Plan ("ESOP") in connection with the Conversion. The ESOP borrowed $3.5 million from an unrelated third party lender and purchased 694,312 common shares issued in the Conversion. The Bank is expected to make scheduled cash contributions to the ESOP sufficient to service the amount borrowed over a period not to exceed 10 years. The unpaid balance of the ESOP loan is included in borrowed funds and the unamortized balance of unearned compensation is shown as unallocated common stock held by the ESOP reflected as a reduction of stockholders' equity. As of December 31, 1998, total contributions to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled approximately $2,967,000. At December 31, 1998, the loan had an outstanding balance of $1,472,000 and an interest rate of 7.06%. The loan, as amended on December 29, 1995, is payable in thirty-two equal quarterly installments beginning December 1995 and ending September 2003. The loan bears interest at a floating rate based on the federal funds rate plus 250 basis points. Dividends declared on common stock held by the ESOP which have been allocated to the account of a participant are allocated to the account of such participant. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant are used to repay the ESOP loan. The Company recorded $922,000, $1,184,000 and $983,000 of ESOP expense for the years ended December 31, 1998, 1997 and 1996, respectively. For the years ended December 31, 1998, 1997 and 1996, ESOP expense was based on the fair market value of the shares allocated in accordance with the AICPA SOP 93-6. At December 31, 1998, there were 305,810 shares remaining for future allocation, of which 61,445 shares will be allocated for the 1998 year in the first quarter of 1999.

RECOGNITION AND RETENTION PLANS
The Bank has established several Recognition and Retention Plans ("RRPs") which purchased in the aggregate 297,562 shares of common stock in the Conversion. The Bank contributed $1.5 million to fund the purchase of the RRP shares. In 1995, the RRP for officers and other key employees was amended to increase the number of shares of common stock which may be granted by 19,836 shares and such shares were contributed to the RRP from treasury stock. During 1996, the remaining previously unallocated shares totaling 17,202 were awarded to directors and officers. In 1997, the RRP for directors was amended to increase the number of shares of common stock which may be granted by 9,916 shares and such shares were contributed to the RRP from treasury stock. The fair market value of these shares at the dates of the awards will be amortized as compensation expense as participants become vested. Participants generally become vested over a three or five year period beginning on the date of the award. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity. For the years ended December 31, 1998, 1997 and 1996, respectively, $200,000, $168,000 and $409,000 of expense has been recognized.

STOCK OPTION AND INCENTIVE PLANS
In 1993, the Holding Company adopted stock option plans for the benefit of directors (the "1993 Directors Plan") and for officers and other key employees (the "1993 Stock Plan") of the Bank. The number of shares of common stock reserved for issuance under the stock option plans was equal to 10% of the total number of shares of common stock issued pursuant to the Bank's Conversion to the stock form of ownership. In 1995, the 1993 Stock Plan was amended to increase the number of shares for which stock options may be granted by 69,430 shares. All options awarded to employees vest over a three year period beginning one year from the date of grant. The option exercise price cannot be less than the fair market value of the underlying common stock as of the date of the option grant, and the maximum option term cannot exceed ten years. The stock options awarded to directors become exercisable one year from the date of grant. In 1996, the remaining 11,770 options were granted from the 1993 Stock Plan and the remaining 37,204 options were granted from the 1993 Directors Plan. In 1997, the 1993 Directors Plan was amended to increase the number of shares for which stock options may be granted by 29,754 shares. None of these shares have been granted as of December 31, 1998.

In 1996, the Holding Company adopted the 1996 Stock Incentive Plan which provided 420,000 shares for the grant of options and restricted stock awards. On April 24, 1996, an aggregate of 3,952 shares of restricted stock were granted to directors which vested six months from the date of grant and an aggregate of 55,978 shares were granted to officers and employees on May 23, 1996, which vest over a three year period beginning one year from the date of grant. In addition, an aggregate of 232 shares were granted to two new directors on October 1, 1996 which vested on December 31, 1996. In 1997, an aggregate of 3,648 shares of restricted stock were granted to directors which vested six months from the date of grant and an aggregate of 5,340 shares were granted to officers and employees which vest over a three year period beginning one year from the date of grant. In 1998, an aggregate of 14,384 shares were granted to officers and employees which vest over a three-year period beginning one year from the date of grant. Such shares were recorded as unearned compensation at their fair market value on the date of the award (which is reflected as a reduction of stockholders' equity), to be amortized to expense over the vesting period. During 1998, 1997 and 1996, an aggregate of 134,200, 34,100 and 321,600 options, respectively, were granted to directors and officers under the 1996 Stock Incentive Plan, which vest over a three year period beginning one year from the date of grant. In 1997, effective upon shareholder approval, the 1996 Stock Incentive Plan was amended to increase the number of shares for which options and restricted stock awards may be granted by 41,998 shares.

The following table summarizes certain information regarding the stock option plans:

                                                     Number of shares of
                                                       Non-      Non-     Weighted
                                           Incentive Statutory Qualified  Average
                                             Stock     Stock   Options to Exercise
                                            Options   Options  Directors   Price
Balance outstanding at December 31, 1995    252,236   448,332   260,358    5.42
Granted                                     182,470    38,900   149,204   12.92
Forfeited                                      -         -         -        -
Exercised                                   (18,812)     -         -       5.00
Balance outstanding at December 31, 1996    415,894   487,232   409,562    7.54
Granted                                      14,100      -       20,000   17.09
Forfeited                                      -         -      (12,000)  12.14
Exercised                                   (16,594)     -      (98,388)   6.61
Balance outstanding at December 31, 1997    413,400   487,232   319,174    7.90
Granted                                     134,200      -         -      22.91
Forfeited                                      -         -         -        -
Exercised                                   (23,414)     -      (37,194)   8.01
Balance outstanding at December 31, 1998    524,186   487,232   281,980    9.44
Shares exercisable at December 31, 1998     327,672   487,232   217,943    7.12

The fair value of each share grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 2.14% in 1998, 1.45% in 1997 and 1.93% in 1996; expected volatility rates of 28.05% to 39.24% in 1998, 26.95% in 1997 and 16.85% in 1996;
risk-free interest rates of 4.59% in 1998, 5.68% to 5.81% in 1997 and 6.38% in 1996; and expected lives of 3 years for the 1993 Stock Plan, 8 years for the 1993 Directors Plan, 3 years for grants to officers and employees under the 1996 Stock Incentive Plan and 8 years for grants to directors under that plan.

Had compensation cost for the Company's three stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below for the years ended December 31:

(In thousands, except per share data)   1998     1997     1996
Net income:  As reported              $ 8,150   11,083    9,425
             Pro forma                  7,560   10,557    9,135
Net income per common share:
Basic   As reported                   $  0.95     1.32     1.13
        Pro forma                        0.88     1.25     1.10
Diluted As reported                   $  0.89     1.24     1.08
        Pro forma                        0.83     1.18     1.05

15.  EARNINGS PER SHARE

The computation of basic and diluted EPS for the years ended
December 31, are presented in the following table.

<CAPTION
(Dollars in thousands, except
 share data)                            1998      1997      1996
Numerator for basic and diluted
  earnings per share-net income     $   8,150 $  11,083 $   9,425
Denominator for basic earnings per
  share-weighted average shares     8,596,884 8,420,321 8,310,178
Effect of dilutive options            561,919   493,437   378,502
Denominator for diluted earnings
  per share " weighted-average
  number of common shares and
  dilutive potential common shares  9,158,803 8,913,758 8,688,680
Basic earnings per share                $0.95     $1.32     $1.13
Diluted earnings per share              $0.89     $1.24     $1.08

16.  COMMITMENTS and CONTINGENCIES

LEASE COMMITMENTS
At December 31, 1998, the Company was obligated under several noncancelable operating leases on property used for office space and banking purposes. Several of the leases contain escalation clauses which provide for increased rentals, primarily based upon increases in real estate taxes. Rent expense under these leases was approximately $4,168,000 , $1,742,000 and $404,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The projected minimum rental payments under the terms of the noncancelable leases at December 31, 1998 are as follows:

Years ending December 31,
 (In thousands)
1999                $ 5,018
2000                  4,982
2001                  4,308
2002                  4,163
2003                  2,404
Thereafter            1,062
                    $21,937

In September 1996, the Bank entered into an agreement to open approximately 44 full-service bank branches in Pathmark supermarkets throughout New York City, Long Island, Westchester and Rockland counties by mid-1998. In September 1997, the Bank announced that it had entered into licensing agreements with ShopRite Stores under which it will have the right to open in-store branches in all new or renovated ShopRite supermarkets in New Jersey and Connecticut. Fifty-seven supermarket branches have opened through December 31, 1998, and the leases related thereto are reflected in the table above.

Under the IDA and PILOT agreements discussed in note 8, the Bank assigned the building and land at its Westbury headquarters to the IDA, is subleasing it for $1 per year for a 10 year period and will repurchase the building for $1 upon expiration of the lease term in exchange for IDA financial assistance.

LOAN COMMITMENTS
The Company had outstanding commitments totaling $164.6 million to originate loans at December 31, 1998, of which $61.3 million were fixed-rate loans and $103.3 million were variable rate loans. For fixed-rate loan commitments at December 31, 1998, the interest rates on mortgage loans ranged from 6.13 % to 10.25 %. The standard commitment term for these loans is 45 days. For other consumer fixed-rate loan commitments, interest rates ranged from 7.00% to 9.75% with the standard term of the commitment of 30 days. Loan commitments are made at current rates and no material difference exists between book and market values of such commitments.

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

The Company delivers, primarily fixed-rate, one- to four-family mortgage loans to investors in the secondary market under "best efforts" commitments. Loans to be sold are generally committed at the time the borrower's mortgage interest rate is "locked-in". At December 31, 1998, the Company had $45.3 million of "locked-in" fixed rate one- to four-family mortgage loans. The best efforts commitment term is generally 70 days from the "lock-in" date.

In connection with the securitization and sale of $48.6 million of cooperative apartment loans in 1994, a letter of credit totaling $6.8 million was established with the FHLB. The letter of credit provides a level of protection of approximately 14% to the buyer against losses on the cooperative apartment loans sold behind a pool insurance policy the Bank purchased which provides a level of protection of approximately 20%. The letter of credit totalled $6.8 million at December 31, 1998.

INTEREST RATE CAPS
During the year ended December 31, 1995, the Company, in order to hedge a portion of the borrowings to fund a $75 million leverage transaction, purchased an interest rate cap on a $25.0 million notional principal amount on which it received a payment, based on the notional principal amount, equal to the three month LIBOR rate in excess of 8% on any reset date for a three year period, which ended on September 30,1998. The premium paid for the cap, $133,000, was carried in other assets and was fully amortized to interest expense over the term of the contract. At December 31, 1997 and 1996, the three month LIBOR was 5.81% and 5.56%, respectively. Interest expense on borrowed funds was increased by approximately $34,000, $44,000 and $44,000 during the years ended December 31, 1998, 1997 and 1996, respectively, as a result of this agreement.

LITIGATION AND LOSS CONTINGENCY
In February, 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of the Bank. At December 31, 1998, the Bank has a class action lawsuit related thereto pending, whereby the plaintiffs are seeking recovery of approximately $12,900,000 in actual damages and an additional $12,900,000 of unspecified damages. The Bank's ultimate liability, if any, which might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against these actions and has and will continue to defend its position. Accordingly, no provision for any liability that may result upon adjudication has been recognized in the accompanying consolidated financial statements.


The Company is involved in various legal actions arising in the ordinary course of business, which in the aggregate, are believed by management to be immaterial to the financial position of the Company.

17.  STOCKHOLDERS' EQUITY
At the time of its conversion to a stock savings bank, the Bank established a liquidation account in an amount equal to its total retained earnings as of June 30, 1993. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank, after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance of the liquidation account was approximately $15.0 million at December 31, 1998.

Subsequent to the conversion, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock, if the effect would cause stockholders' equity to be reduced below the amount required for the liquidation account, applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements. Office of Thrift Supervision ("OTS") regulations provide that an institution that exceeds all fully phased-in capital requirements, before and after a proposed capital distribution could, after prior notice but without prior approval of the OTS, make capital distributions during the calendar year up to 100% of net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased- in capital requirements) at the beginning of the calendar year period. Any additional capital distributions would require prior regulatory approval. Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of future dividends may depend upon dividends from the Bank.

STOCK SPLIT
The Company declared a 2-for-1 common stock split which was distributed on November 28, 1997 in the form of a stock dividend to holders of record as of October 23, 1997.

REGULATORY CAPITAL
As required by regulation of the OTS, savings institutions are required to maintain regulatory capital in the form of a "tangible capital requirement," a "core capital requirement," and a "risk- based capital requirement."

The Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 1998, the Bank has been categorized as "well capitalized" by the OTS under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The following table sets forth the required ratios and amounts, and the Bank's actual capital amounts, and ratios at December 31:

                                                              To Be Well Capitalized
                                               For Capital    Under Prompt Corrective
                               Actual       Adequacy Purposes    Action Provisions
(Dollars in thousands)     Amount  Ratio(3)   Amount  Ratio        Amount  Ratio
1998
Tangible Capital         $130,597   5.43%   $ 48,087   2.00%         N/A      N/A
Core Capital (1)          130,597   5.43      96,173   4.00       $120,216   5.00%
Risk-based Capital (2)    144,104  11.96      96,404   8.00        120,505  10.00
1997
Tangible Capital         $125,573   6.42%   $ 29,333   1.50%         N/A      N/A
Core Capital (1)          125,573   6.42      58,667   3.00       $ 97,778   5.00%
Risk-based Capital (2)    136,860  14.04      77,964   8.00         97,455  10.00

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

18.  FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" requires the Company to disclose estimated fair values for substantially all of its financial instruments. The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31:


                                                       1998                  1997
                                                          Estimated             Estimated
                                                Carrying    Fair      Carrying    Fair
(In thousands)                                   Value      Value      Value      Value
Financial Assets:
Cash and cash equivalents                      $ 44,808     44,808      40,306     40,306
Securities available for sale                    889,251   889,251     499,380    499,380
Loans held for sale                               54,188    54,188        -          -
Debt securities held to maturity                    -         -         66,404     66,372
FHLB-NY stock                                     21,990    21,990      12,885     12,885
Mortgage-backed securities held to maturity         -         -        163,057    163,326
Loans receivable, net                          1,296,702 1,313,057   1,138,253  1,152,100
Accrued interest receivable                       12,108    12,108      12,429     12,429
Financial Liabilities:
Deposits                                       1,722,710 1,727,676   1,365,012  1,368,782
Borrowed funds                                   440,346   446,813     466,794    467,565
Due to broker                                     97,458    97,458      10,000     10,000
Accrued interest payable                           1,670     1,670       1,645      1,645

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

Loans held for sale - The estimated fair value is based on current prices established in the secondary market.

FHLB-NY stock - The estimated fair value of the Company's investment in FHLB-NY stock is deemed to be equal to its carrying value which represents the price at which it may be redeemed.

Residential loans - Residential loans include one-to four-family mortgages and individual cooperative apartment loans. Estimated fair value is based on discounted cash flow analysis. The residential loan portfolio is segmented by loan type (fixed conventional, adjustable products, etc.) with weighted average coupon rate, remaining term, and other pertinent information for each segment. A discount rate is determined based on the U.S. Treasury yield curve plus a pricing spread. The discount rate for fixed rate products is based on the FNMA yield curve plus a pricing spread. Expected principal prepayments, consistent with empirical evidence and management's future expectations, are used to modify the future cash flows. For potential problem loans, the present value result is separately adjusted downward consistent with management's assumptions in evaluating the adequacy of the allowance for loan losses.

Commercial real estate and other loans - Estimated fair value is based on discounted cash flow analysis which take into account the contractual coupon rate and maturity date of each loan. A discount rate is determined based on the U.S. Treasury yield curve, the prime rate or LIBOR plus a pricing spread, depending on the index to which the product is tied. For potential problem loans, the present value result is separately adjusted downward consistent with management's assumptions regarding the value of any collateral underlying the loans.

Deposits - Certificates of deposit are valued by performing a discounted cash flow analysis of the remaining contractual maturities of outstanding certificates. The discount rates used are wholesale secondary market rates as of the valuation date. For all other deposits, fair value is deemed to be equivalent to the amount payable on demand as of the valuation date.
Borrowed funds - Borrowings are fair valued based on rates available to the Company in either public or private markets for debt with similar terms and remaining maturities.
Accrued interest receivable, accrued interest payable, and due to broker - The fair values are estimated to equal the carrying values of short-term receivables and payables, including accrued interest, mortgage escrow funds and due to broker.

Off-balance sheet financial Instruments - The fair value of the interest rate cap was obtained from dealer quotes and represents the cost of terminating the agreement. The estimated fair value of open off-balance sheet financial instruments results in an unrealized loss of $31,000 at December 31, 1997.

The estimated fair value of commitments to extend credit is estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. Generally, for fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed interest rates. The estimated fair value of these off-balance sheet financial instruments resulted in no unrealized gain or loss at December 31, 1998 and 1997.

19.  PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Holding Company (parent company only) are as follows:

Parent Company Condensed Statements of Financial Condition

<CAPTION
                                                     December 31,
(In thousands)                                       1998     1997
Assets:
Cash                                              $     10      656
Money market investments                             1,720    4,561
Securities available for sale                        2,569    4,123
Accrued interest receivable                             71       42
Accrued income taxes receivable                      3,755    3,781
Investment in net assets of Bank                   137,217  128,522
Investment in net assets of other subsidiaries       2,073      790
Total assets                                       147,415  142,475
Liabilities:
Junior subordinated debt issued to Haven
    Capital Trust I                                 25,774   25,774
Other liabilities, net                               1,774    3,836
Total liabilities                                   27,548   29,610
Stockholders' equity:
Common stock                                           100      100
Additional paid-in capital                          51,383   50,065
Retained earnings, substantially restricted         79,085   73,567
Accumulated other comprehensive income:
    Unrealized gain on securities available
        for sale, net of tax effect                    945    1,671
Treasury stock, at cost                             (9,800) (10,246)
Unallocated common stock held by ESOP               (1,222)  (1,529)
Unearned common stock held by RRPs                    (263)    (364)
Unearned compensation                                 (361)    (399)
Total stockholders' equity                         119,867  112,865
Total liabilities and stockholders' equity        $147,415  142,475

Parent Company Only Condensed Statements of Operations

                                         Years Ended December 31,
(In thousands)                               1998   1997   1996
Dividend from Bank                        $2,500     -    2,000
Dividend from Trust                           81      72   -
Interest income                              345     514    178
Interest expense                          (2,697) (2,389)  -
Other operating expenses, net             (1,148)   (935)  (961)
(Loss) income before income tax
    benefit and equity in undistributed
    net income of Bank                      (919) (2,738) 1,217
Income tax benefit                        (1,403) (1,277)  (360)
Net income (loss) before equity in
    undistributed net income of Bank         484  (1,461) 1,577
Equity in undistributed net income of Bank 7,666  12,544  7,848
Net income                                $8,150  11,083  9,425

Parent Company Only Condensed Statements of Cash Flows

                                                       Years Ended December 31,
(In thousands)                                          1998     1997     1996
Operating activities:
Net income                                            $ 8,150   11,083    9,425
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
Equity in undistributed net income of the Bank         (7,666) (12,544)  (7,848)
Gain on sale of interest earning assets                  (109)    -        -
(Increase) decrease in accrued interest receivable        (29)     (40)      23
Decrease (increase) in accrued income tax receivable       26   (3,422)    (175)
(Decrease) increase in other liabilities               (1,878)   3,189      219
Net cash (used in) provided by operating activities    (1,506)  (1,734)   1,644
Investing activities:
Purchases of securities available for sale             (2,135)  (4,095)    -
Proceeds from sales of securities available for sale    3,704     -        -
Additional investment in the Bank                        -     (14,007)    -
Investment in net assets of other subsidiaries        (1,283)     -        -
Net cash provided by (used) in investing activities      286   (18,102)    -
Financing activities:
Proceeds from issuance of debt                          -       24,984     -
Purchase of treasury stock                              -         -      (5,516)
Payment of common stock dividends                     (2,627)   (2,598)  (2,475)
Exercise of stock options                                360       760       95
Net cash (used in) provided by financing activities   (2,267)   23,146   (7,896)
Net (decrease) increase in cash                       (3,487)    3,310   (6,252)
Cash at beginning of year                              5,217     1,907    8,159
Cash at end of year                                  $ 1,730     5,217    1,907












20.  QUARTERLY FINANCIAL DATA (Unaudited)

The following table is a summary of financial data by quarter for the years ended December 31, 1998 and 1997:

                                               1998                                        1997
(Dollars in thousands,         1st        2nd        3rd        4th        1st        2nd        3rd        4th
  except for share data)     Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
Interest income             $  34,963     36,732     39,979     40,011     28,797     31,616     32,575     33,318
Interest expense               21,469     22,582     25,041     24,684     16,372     18,234     19,345     20,449
                              -------    -------    -------    -------    -------    -------    -------    -------
Net interest income before
  provision for loan losses    13,494     14,150     14,938     15,327     12,425     13,382     13,230     12,869
Provision for loan losses         670        650        670        675        700        750        700        600
                              -------    -------    -------    -------    -------    -------    -------    -------
Net interest income after
  provision for loan losses    12,824     13,500     14,268     14,652     11,725     12,632     12,530     12,269
Non-interest income             4,459      5,583     11,015     12,089      2,327      2,827      3,211      5,547
Non-interest expense           14,067     17,381     22,641     23,225      9,069     11,538     12,014     13,226
                              -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before income
  tax expense (benefit)         3,216      1,702      2,642      3,516      4,983      3,921      3,727      4,590
Income tax expense (benefit)    1,067        471        402        986      1,678      1,621      1,276      1,563
                              -------    -------    -------    -------    -------    -------    -------    -------
Net income                  $   2,149      1,231      2,240      2,530      3,305      2,300      2,451      3,027
                              =======    =======    =======    =======    =======    =======    =======    =======
Net income per common share:
Basic                       $    0.25       0.14       0.26       0.29       0.40       0.28       0.29       0.36
Diluted                     $    0.24       0.13       0.24       0.28       0.38       0.26       0.27       0.34
                              =======    =======    =======    =======    =======    =======    =======    =======
Weighted average number of
shares outstanding: Basic   8,526,864  8,567,111  8,590,777  8,611,172  8,301,766  8,357,213  8,445,829  8,382,509
                    Diluted 9,129,745  9,247,139  9,207,719  9,014,489  8,770,901  8,816,488  8,960,366  8,973,295













Independent Auditors' report

The Board of Directors
Haven Bancorp, Inc.:
We have audited the accompanying consolidated statements of financial condition of Haven Bancorp, Inc. (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


January 28, 1999
Melville, New York

Directors and officers

Directors
Haven Bancorp, Inc. and CFS Bank

Philip S. Messina
Chairman of the Board, President and Chief Executive Officer

George S. Worgul
Former Chairman of the Board and Retired President of Haven
Bancorp, Inc. and CFS Bank

Robert M. Sprotte
President, Schmelz Bros., Inc.
President, RDR Realty Corp.
President, Three Rams Realty
Michael J. Fitzpatrick
C.P.A., Financial Consultant
Retired, former Vice President, National Thrift Director,
E.F. Hutton & Co.

William J. Jennings II
Consultant, Retired, former Managing Director, Salomon Smith
Barney, Inc.

Michael J. Levine
President, Norse Realty Group Inc. & Affiliates
Partner, Levine & Schmutter, CPAs

Msgr. Thomas J. Hartman
President and Chief Executive Officer of Radio and Television for the Diocese of Rockville Centre for Telicare Television Studios


Executive Officers
Haven Bancorp, Inc. and CFS Bank

Philip S. Messina
Chairman of the Board, President and Chief Executive Officer

Gerard H. McGuirk
Executive Vice President, Chief Lending Officer

Thomas J. Seery
Executive Vice President, Operations

Catherine Califano
Senior Vice President, Chief Financial Officer

Mark A. Ricca
Senior Vice President, General Counsel and Secretary



Stockholder Information
Administrative Headquarters
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590
(516) 683-4100

Annual Meeting
The annual meeting of stockholders will be held on Wednesday, April 21, 1999 at 3:00 P.M., at the Corporate Headquarters of the Company, 615 Merrick Avenue, Westbury, New York. A notice of the meeting, a proxy statement and a proxy form are included with this mailing to stockholders of record as of March 3, 1999.

Common Stock Information
Haven Bancorp common stock is traded on the Nasdaq National Market under the symbol HAVN. The table below shows the reported high and low sales prices of the common stock during the periods indicated in 1998 and 1997. Such prices reflect the 2-for-1 stock split effective November 1997.

                         1998                1997
                    High       Low      High        Low
First Quarter       25        19 7/8    18 3/16    13 7/8
Second Quarter      28 3/4    24 3/4    19 1/8     15 1/4
Third Quarter       26 3/4    14 3/8    21 7/8     17 13/16
Fourth Quarter      17 5/8    10 3/8    23         19 1/8
As of March 3, 1999, the Company had approximately 428 stockholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks. At December 31, 1998, there were 8,859,692 shares of common stock outstanding.


Transfer Agent and Registrar
Inquiries regarding stockholder administration and services should be directed to:

ChaseMellon Shareholder Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-851-9677
**World Wide Web Site: http://www.chasemellon.com

Independent Auditors
KPMG LLP
1305 Walt Whitman Road, Suite 200
Melville, NY 11747

Legal Counsel
Thacher Proffitt & Wood
Two World Trade Center
New York, NY 10048

Investor Relations
Inquiries regarding Haven Bancorp, Inc.
should be directed to:
Catherine Califano
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590
(516) 683-4100

Annual Report on Form 10-K
A copy of the annual report on Form 10-K for the year ended
December 31, 1998, as filed with the Securities and Exchange
Commission, is available to stockholders (excluding exhibits) at no charge, upon written requests to:
Investor Relations
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590
** World Wide Web Site: http://www.cfsb.com



LOCATIONS

Administrative Headquarters
Haven Bancorp, Inc.
615 Merrick Avenue, Westbury, NY 11590
CFS Bank Locations
Woodhaven
93-22 Jamaica Avenue, Woodhaven, NY 11421
Forest Parkway
80-35 Jamaica Avenue, Woodhaven, NY 11421
Forest Hills
106-19 Continental Avenue, Forest Hills, NY 11375
Ozone Park
98-16 101st Avenue, Ozone Park, NY 11416
Howard Beach
82-10 153rd Avenue, Howard Beach, NY 11414
Rockaway
104-08 Rockaway Beach Boulevard, Rockaway, NY 11694
Bellerose
244-19 Braddock Avenue, Bellerose, NY 11426
Snug Harbor
343 Merrick Road, Amityville, NY 11701
CFS Bank Supermarket Branches
NEW YORK
ATLANTIC TERMINAL in Pathmark Supermarket
625 Atlantic Avenue and Fort Green Pl., Brooklyn, NY 11217
BALDWIN in Pathmark Supermarket
1764 Grand Avenue, Baldwin, NY 11510
BAYSHORE in Edwards Super Food Stores
533 Montauk Highway, Bayshore, NY 11706
BAYSHORE in ShopRite Supermarket
1905 Sunrise Hwy., Bayshore, NY 11706
BORO PARK in Pathmark Supermarket
1245 61st Street, Boro Park, NY 11219
BRENTWOOD in Pathmark Supermarket
101 Wicks Road, Brentwood, NY 11717
CENTEREACH in Pathmark Supermarket
2150 Middle Country Road, Centereach, NY 11746
COMMACK in Pathmark Supermarket
6070 Jericho Turnpike, Commack, NY 11725
EAST ISLIP in Edwards Super Food Stores
2650 Sunrise Highway, East Islip, NY 11730
EAST MEADOW in Pathmark Supermarket
1897 Front Street, East Meadow, NY 11554
EAST ROCKAWAY in Pathmark Supermarket
492 East Atlantic Ave., East Rockaway, NY 11518
GOWANUS in Pathmark Supermarket
1-37 12th St., Brooklyn, NY 11205
GREENVALE in Pathmark Supermarket
130 Wheatley Plaza, Greenvale, NY 11548
HAUPPAUGE in ShopRite Supermarket
335 Nesconset Highway, Hauppauge, NY 11788
HOLBROOK in Pathmark Supermarket
5801 Sunrise Highway, Sayville, NY 11741
ISLIP in Pathmark Supermarket
155 Islip Avenue, Islip, NY 11751
JERICHO in Pathmark Supermarket
360 North Broadway, Jericho, NY 11753
LEVITTOWN in Pathmark Supermarket
3535 Hempstead Turnpike, Levittown, NY 11756
LONG ISLAND CITY in Pathmark Supermarket
42-02 Northern Blvd., Long Island City, NY 11100
MASSAPEQUA in Grand-Union Mini-branch
941 Carmans Road, Massapequa, NY 11758
MEDFORD in Edwards Super Food Stores
700-60 Patchogue-Yaphank Road, Medford, NY 11763
MONSEY in Pathmark Supermarket
45 Route 59, Monsey, NY 10952
MT. VERNON in Pathmark Supermarket
1 Pathmark Plaza, East 2nd & 3rd Ave., Mount Vernon, NY 10550
NANUET in Pathmark Supermarket
195 Rockland Center, Route 59 East, Nanuet, NY 10954
NEW HYDE PARK in Pathmark Supermarket
2335 New Hyde Park Road, New Hyde Park, NY 11040
NORTH BABYLON in Pathmark Supermarket
1251 Deer Park Avenue, North Babylon, NY 11703
NORTH YONKERS in Pathmark Supermarket
2540 Central Park Avenue, North Yonkers, NY 10710
OZONE PARK in Pathmark Supermarket
92-10 Atlantic Avenue, Ozone Park, NY 11416
PATCHOGUE in Pathmark Supermarket
395 Route 112, Patchogue, NY 11772
PIKE SLIP in Pathmark Supermarket
227 Cherry Street, New York, NY 10002
PORT CHESTER in Pathmark Supermarket
130 Midland Avenue, Port Chester, NY 10573
PORT JEFFERSON in Pathmark Supermarket
5145 Nesconset Hwy., Port Jefferson, NY 11776
SHIRLEY in Pathmark Supermarket
800 Montauk Highway, Shirley, NY 11967
STATEN ISLAND in Pathmark Supermarket
1351 Forest Avenue, Staten Island, NY 10302
STATEN ISLAND in Pathmark Supermarket
2875 Richmond Avenue, Staten Island, NY 10306
STATEN ISLAND in ShopRite Supermarket
2424 Hylan Blvd, Staten Island, NY 10306
STARRETT CITY in Pathmark Supermarket
111-10 Flatlands Avenue, Brooklyn, NY 11207
UNIONDALE in ShopRite Supermarket
1121 Jerusalem Avenue, Uniondale, NY 11553
WEST BABYLON in Pathmark Supermarket
531 Montauk Highway, West Babylon, NY 11704
WEST BABYLON in Edwards Super Food Store
575 Montauk Highway, West Babylon, NY 11704
WHITESTONE in Pathmark Supermarket
31-06 Farrington Street, Whitestone, NY 11357
WOODMERE in Pathmark Supermarket
253-01 Rockaway Tpke., Woodmere, NY 11422
WOODBURY in Pathmark Supermarket
81-01 Jericho Turnpike, Woodbury, NY 11797
YONKERS in Pathmark Supermarket
1757 Central Park Avenue, Yonkers, NY 10710
New JERSEY
BOUND BROOK in ShopRite Supermarket
Route 28 & Union Avenue, Bound Brook, NJ 08805
BRICKTOWN in ShopRite Supermarket
Rt. 70 & Chambers Bridge Road, Bricktown, NJ 08723
HACKENSACK in ShopRite Supermarket
S. River St. & E. Main Moonachie Rd.,Hackensack, NJ 07601
HILLSIDE in Shoprite Supermarket
367 Highway 22 West, Hillside, NJ 07205
PALISADES PARK in ShopRite Supermarket
201 Roosevelt Place, Palisades Park, NJ 07650
WAYNE in ShopRite Supermarket
625 Hamburg Turnpike, Wayne, NJ 07470
WEST LONG BRANCH in ShopRite Supermarket
145 Highway 36, West Long Branch, NJ 07764
WEST MILFORD in ShopRite Supermarket
23 Marshall Hill Road, West Milford, NJ 07480
CONNECTICUT
ANSONIA In Big Y Supermarket
404 Main Street, Ansonia, CT 06401
BRIDGEPORT in Shaws Supermarket
500 Sylvan Avenue, Bridgeport, CT 06610
MERIDAN in ShopRite Supermarket
533 South Broad Street, Meridan, CT 06450
MILFORD in ShopRite Supermarket
157 Cherry Street, Milford, CT 06460
NEWTOWN in Big Y Supermarket
6 Queen Street, Newtown, CT 06470
WATERBURY in ShopRite Supermarket
650 Wolcott Street, Waterbury, CT 06705
WEST HAVEN in ShopRite Supermarket
1131 Campbell Avenue, West Haven, CT 06516

CFS INTERCOUNTY Mortgage LOCATIONS
Administrative Office
100 Wood Avenue South, Iselin, NJ 08830
New YORK
Albany
100 Great Oaks Blvd., Suite 105, Albany, NY 12203
*Armonk
200 Business Park Drive, Armonk, NY 10504
*Batavia
113 Main Street, Batavia, NY 14020
Mid-Hudson-Fishkill
300 Westage Business Center 4th Fl., Fishkill, NY 12524
Rochester
650 Clinton Square 6th Fl., Rochester, NY 14604
*Rome
310 E. Chestnut St., Rome, NY 13440
*Staten Island
260 Christopher Lane, Staten Island, NY 10314
Westbury
900 Ellison Avenue Ste 104 & 105, Westbury, NY 11590
NEW JERSEY
*Pennington Pointe
23 Route 31, Suite A 28, Pennington, NJ 08534
Woodbridge
MetroCenter One, 100 Wood Ave. S. 2nd Fl.,Iselin, NJ 08830
CONNECTICUT
*Wilton, Ct
396 Danbury Road, Wilton, CT 06897
PENNSYLVANIA
VIRGINA BUILDING
1250 Virgina Drive, Suite 150, Fort Washington, PA 19034
CFS INSURANCE LOCATIONS
Centereach
2100 Middle Country Road, Centereach, NY 11720
Holbrook
941 Main Street, Holbrook, NY 11741
HuntingtoN
850 East Jericho Turnpike, Huntington, NY 11743