Form 10-K, Exhibit 13
period 1999-12-31
HAVEN BANCORP INC
filed 2000-03-30
CIK 900741

EXHIBIT 13.0
SELECTED CONSOLIDATED FINANCIAL DATA

                                                                December 31,
(In thousands)                               1999       1998       1997       1996       1995
Total assets                             $ 2,965,850  2,395,523  1,974,890  1,583,545  1,472,816
Loans receivable, net                      1,790,126  1,296,702  1,138,253    836,882    560,385
Securities available for sale                937,299    889,251    499,380    370,105    503,058
Debt securities held to maturity                -        66,404     97,307    127,796
Mortgage-backed securities held to maturity     -          -       163,057    197,940    190,714
Real estate owned, net                           324        200        455      1,038      2,033
Deposits                                   2,080,613  1,722,710  1,365,012  1,137,788  1,083,446
FHLB advances                                537,000    325,200    247,000    178,450    134,175
Other borrowed funds                         212,232    115,146    219,794    147,983    136,408
Stockholders' equity                         105,583    119,867    112,865     99,384     98,519

SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                    At or For the Years Ended December 31,
(Dollars in thousands,
  except share and per share data)             1999       1998       1997       1996       1995
Performance Ratios:
Return on average assets                        0.46%      0.37       0.62       0.62       0.63
Return on average assets excluding SAIF
  assessment charge(1)                          0.46       0.37       0.62       0.89       0.63
Return on average equity                       11.03       6.92      10.41       9.83       9.27
Return on average equity excluding SAIF
  assessment charge(1)                         11.03       6.92      10.41      14.04       9.27
Stockholders' equity to total assets            3.56       5.00       5.72       6.28       6.69
Net interest spread                             2.68       2.67       2.89       3.12       2.99
Net interest margin(2)                          2.72       2.78       3.06       3.29       3.17
Average interest-earning assets to
  average interest-bearing liabilities        101.01     102.28     104.02     103.95     104.23
Operating expenses to average assets(3)         2.95       3.49       2.54       2.04       2.18
Stockholders' equity per share(4)            $ 11.73      13.53      12.85      11.49      10.92
Asset Quality Ratios:
Non-performing loans to total loans(5)          0.42%      0.64       1.09       1.64       2.97
Non-performing assets to total assets           0.27       0.36       0.66       0.94       1.28
Allowance for loan losses to non-
  performing loans(5)                         216.56     166.70      99.97      77.05      50.80
Allowance for loan losses to total loans        0.92       1.07       1.09       1.26       1.51
Other Data:
Number of deposit accounts                   392,289    323,794    234,183    171,382    155,424
Mortgage loans serviced for others         $ 271,705    269,089    174,866    197,017    219,752
Loan originations and purchases          $ 1,381,653  1,221,526    471,338    363,576    143,329
Facilities:
Full service offices                              71         65         40         14          9

(1)  Excludes the SAIF assessment charge in 1996 of $6.8 million.
(2) Calculation is based on net interest income before provision for loan losses divided by average interest-earning assets.
(3) For purposes of calculating these ratios, operating expenses equal non-interest expense less real estate operations, net, non-performing loan (income) expense, amortization of goodwill, and non-recurring expenses. Real estate operations, net was ($220,000), $8,000, $0.4 million, $0.3 million and $1.4 million for the five years ended December 31, 1999, respectively. For the five years ended December 31, 1999, non-performing loan expense (income) was $166,000, ($1.0 million), $0.2 million, $0.4 million and $0.6 million, respectively. Amortization of goodwill for the five years ended December 31, 1999 was $1.3 million, $0.8 million, $0.1 million, $0.1 million and $40,000, respectively. For the year ended December 31, 1996, the SAIF assessment charge of $6.8 million was also excluded.
(4)  Based on 9,000,237, 8,859,692, 8,784,700, 8,650,814 and
9,022,914 shares outstanding at December 31, 1999, 1998, 1997, 1996 and 1995, respectively. For purposes of calculating these ratios, non-performing loans consist of all non-accrual loans and restructured loans.

SELECTED CONSOLIDATED OPERATING DATA

                                                           Years Ended December 31,
(Dollars in thousands,
  except per share data)                       1999       1998       1997       1996       1995
Interest income                             $183,863    151,685    126,306    109,253     96,434
Interest expense                             112,906     93,776     74,400     61,368     55,115
Net interest income                           70,957     57,909     51,906     47,885     41,319
Provision for loan losses                      3,625      2,665      2,750      3,125      2,775
Net interest income after provision
    for loan losses                           67,332     55,244     49,156     44,760     38,544
Non-interest income:
Loan fees and servicing income                 2,740      1,627      3,110      1,807      2,241
Mortgage banking income                        3,734      3,000       -          -          -
Savings/checking fees                         15,747      9,822      5,478      3,378      2,861
Net gain (loss) on sales of
    interest-earning assets                      750      2,926         (5)       140        126
Insurance, annuity and mutual fund fees        8,259      5,874      3,758      3,114      2,525
Other                                          3,138      2,596      1,571      1,115      1,269
Total non-interest income                     34,368     25,845     13,912      9,554      9,022
Non-interest expense:
Compensation and benefits                     44,687     36,935     24,251     15,737     14,889
Occupancy and equipment                       12,988     11,005      6,334      3,478      3,334
Real estate operations, net                     (220)         8        352        277      1,405
SAIF recapitalization charge                    -          -          -         6,800       -
Federal deposit insurance premiums             1,065        870        736      2,327      2,653
Other                                         23,710     21,195     14,174      9,836      9,511
Total non-interest expense                    82,230     70,013     45,847     38,455     31,792
Income before income
    tax expense                               19,470     11,076     17,221     15,859     15,774
Income tax expense                             6,863      2,926      6,138      6,434      7,230
Net income                                  $ 12,607      8,150     11,083      9,425(1)   8,544
Net income per common share:
    Basic                                     $ 1.44       0.95       1.32       1.13(1)    0.99
    Diluted                                   $ 1.38       0.89       1.24       1.08(1)    0.96

(1) Net income for 1996 excluding the SAIF assessment charge would have been $13.5 million, or $1.62 per basic common share
($1.55 per share, diluted).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL
Haven Bancorp, Inc. ("Haven Bancorp" or the "Company") is the
Holding Company for CFS Bank ("CFS" or the "Bank"), a federally chartered stock savings bank. The Company is headquartered in Westbury, New York and its principal business currently consists of the operation of its wholly owned subsidiary, CFS Bank.

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

The Bank's results of operations are dependent primarily on its net interest income, which is the difference between the interest income earned on its loan and securities portfolios and its cost of funds, which consist of the interest paid on its deposits and borrowed funds. The Bank's net income also is affected by its non-interest income, its provision for loan losses and its operating expenses consisting primarily of compensation and benefits, occupancy and equipment, real estate operations, net, federal deposit insurance premiums and other general and administrative expenses. The earnings of the Bank are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, and to a lesser extent by government policies and actions of regulatory authorities.

FINANCIAL CONDITION
The Company had total assets of $2.97 billion at December 31, 1999, compared to $2.40 billion at December 31, 1998, an increase of $570.3 million, or 23.8%.

The Company's portfolio of debt and equity securities and mortgage-backed securities ("MBSs") available for sale ("AFS") totaled $937.3 million, an increase of $48.0 million, or 5.4% at December 31, 1999, compared to $889.3 million at December 31,
1998. At December 31, 1999, $184.5 million of the AFS securities portfolio were adjustable-rate securities and $752.8 million were fixed-rate securities. The growth in the AFS portfolio in 1999 was primarily due to securities purchased with the investment of deposit flows during the year not utilized for portfolio loan originations. During 1999, the Company purchased $452.1 million of debt and equity securities and MBSs for its AFS portfolio, of which $103.5 million were adjustable-rate and $348.6 million were fixed-rate. Principal repayments, calls and proceeds from sales of AFS securities totaled $363.6 million.

Loans receivable, net, increased by $493.4 million, or 38.1%
during 1999 to $1.79 billion at December 31, 1999, from $1.30 billion at December 31, 1998. Loan originations and purchases during 1999 totaled $1.38 billion (comprised of $1.20 billion of residential one- to four-family mortgage loans, $158.7 million of commercial and multi-family real estate loans, $11.2 million of construction loans and $8.9 million of consumer loans).
Commercial and multi-family real estate loan originations were $158.7 million in 1999, a slight increase over 1998 originations of $156.8 million. Total loans increased substantially while the Company continued towards its objective to invest in adjustable-rate loans. At December 31, 1999, total loans were comprised of $1.16 billion adjustable-rate loans and $646.2 million fixed-rate loans. During 1999, principal repayments and satisfactions totaled $259.1 million and $0.6 million was transferred to real estate owned ("REO").

Loans held for sale increased by $28.5 million, or 52.6% from $54.2 million at December 31, 1998, to $82.7 million at December
31, 1999. Loans originated for sale in 1999 totaled $634.8 million. During 1999, $561.7 million loans were sold to investors on a servicing released basis, and $44.6 million in loans previously originated for sale were transferred to the Bank's portfolio.

Deposits totaled $2.08 billion at December 31, 1999, an increase of $357.9 million, or 20.8% from $1.72 billion at December 31, 1998. Interest credited totaled $71.4 million in addition to deposit growth of $286.5 million. As of December 31, 1999, the Bank had sixty-three in-store branches with total deposits of $842.3 million compared to fifty-seven locations with deposits totaling $504.0 million at December 31, 1998. Total in-store deposits increased $338.4 million, or 67.1% from December 31, 1998, to December 31, 1999. The in-store branches are located in the New York City boroughs of Queens, Brooklyn, Manhattan, and
Staten Island, the New York State counties of Nassau, Suffolk,
Rockland and Westchester, and in Connecticut and New Jersey.
Core deposits, which includes savings, money market, NOW, and demand accounts, equaled 46.7% of total in-store branch deposits, compared to 44.1% in traditional branches. Overall, core deposits represented 45.4% of total deposits at December 31, 1999, compared to 47.7% at December 31, 1998.

Borrowed funds increased 70.1% to $749.2 million at December 31, 1999, from $440.3 million at December 31, 1998. The increase in borrowed funds were utilized primarily to fund real estate loan originations. During 1999, the Company issued $25.3 million of capital securities through Haven Capital Trust II. Additionally, during 1999, the Bank completed a leverage program requiring additional borrowings to fund purchases for the AFS portfolio to offset the additional interest expense resulting from the capital securities. In addition, at December 31, 1998, the Company had $97.5 million in securities purchased, net of securities sold, against commitments to brokers which was reflected as due to broker in the statement of financial condition, with the related securities included in securities AFS. These transactions settled in January 1999, and the Company utilized borrowed funds to repay the obligations to brokers. Including the effect of these transactions, borrowed funds and due to broker increased by $211.4 million, or 39.3%, from December 31, 1998 to December 31,
1999.

Stockholders' equity totaled $105.6 million, or 3.6% of total assets at December 31, 1999, a decrease of $14.3 million, or 11.9% from $119.9 million, or 5.0% of total assets at December
31, 1998. The decrease is the result of the unrealized depreciation in the value of securities AFS, net of tax, of $26.4 million, primarily as a result of the increase in market interest rates, as well as dividends declared of $2.6 million. These were partially offset by net income of $12.6 million, an increase of $1.5 million related to the allocation of the Bank's Employee
Stock Ownership Plan ("ESOP") stock, amortization of awards of shares of common stock by the Bank's Recognition and Retention
Plans and Trusts ("RRPs") and amortization of deferred compensation plan benefits and $0.6 million related to stock options exercised, and related tax effect.

ASSET/LIABILITY MANAGEMENT
As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since virtually all of the Company's interest-bearing liabilities and interest-earning assets are held by the Bank, virtually all of the Company's interest-rate risk exposure lies at the Bank level. As a result, all significant interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, concentrated primarily within the New York metropolitan area, is subject to risks associated with the local economy. The Bank does not own any trading assets. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements.

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

The Company closely monitors its interest rate risk as such risk relates to its operational strategies. The Company's Board of Directors has established an Asset/Liability Committee ("ALCO"), responsible for reviewing its asset/liability policies and interest rate risk position, which generally meets weekly and reports to the Board on interest rate risk and trends on a quarterly basis.

The following table ("gap table") sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999, which are anticipated by the Company, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown.
Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted.
For purposes of this table, prepayment assumptions for fixed interest-rate assets are based upon industry standards as well as the Company's historical experience and estimates. The computation of the estimated one-year gap assumes that the interest rate on savings account deposits is variable and, therefore, interest sensitive. During the rising interest rate environment throughout 1999, these funds were maintained at an average rate of 3.14%. The Company has assumed that its savings, NOW and money market accounts, which totaled $833.4 million at December 31, 1999, are withdrawn at the annual percentages of approximately 8%, 4% and 1%, respectively.



































                                                              More Than  More Than  More Than   More Than
                                     Three                    One Year    Three     Five Years  Ten Years
                                     Months      Three to        to       Years to     to          to        More Than
(Dollars in thousands)               or Less   Twelve Months Three Years Five Years Ten Years  Twenty Years Twenty Years  Total
Interest-earning assets:
Mortgage loans (1)                 $ 103,909     246,835       709,499     452,168    256,098       -           -        1,768,509
Other loans (1)                        9,089       6,787         1,390       1,652      2,337      4,072        -           25,327
Loans held for sale                   82,709        -             -           -          -          -           -           82,709
Securities available for sale        937,299        -             -           -          -          -           -          937,299
Money market investments               1,238        -             -           -          -          -           -            1,238
Total interest-earning assets      1,134,244     253,622       710,889     453,820    258,435      4,072        -        2,815,082
Premiums, net of unearned
    discount and deferred fees(2)      3,171         709         1,988       1,269        723         11        -            7,871
Net interest-earning assets        1,137,415     254,331       712,877     455,089    259,158      4,083        -        2,822,953
Interest-bearing liabilities:
Savings accounts                      13,124      39,373       178,178     116,244    147,492    101,995      28,561       624,967
NOW accounts                           1,406       4,233        74,093      19,800     26,429     14,779       2,741       143,481
Money market accounts                    175         513        33,693      15,839     12,394      2,249         131        64,994
Certificate accounts                 312,951     664,277       137,745      18,663      1,797       -           -        1,135,433
Borrowed funds                       243,696     120,310        76,710      20,232    238,000       -         50,284       749,232
Total interest-bearing liabilities  $571,352     828,706       500,419     190,778    426,112    119,023      81,717     2,718,107
Interest sensitivity gap            $566,063    (574,375)      212,458     264,311   (166,954)  (114,940)    (81,717)      104,846
Cumulative interest sensitivity gap $566,063      (8,312)      204,146     468,457    301,503    186,563     104,846
Cumulative interest sensitivity gap
    as a percentage of total assets    19.09%      (0.28%)        6.88%      15.80%     10.17%      6.29%       3.54%
Cumulative net interest-earning
    assets as a percentage of
    interest-sensitive liabilities    199.07%      99.41%       110.74%     122.40%    111.98%    107.08%     103.86%

(1) For purposes of the gap analysis, mortgage and other loans are reduced for non-accural loans but are not reduced for the allowance for loan losses.
(2) For purposes of the gap analysis, premiums, unearned discount and deferred fees are pro-rated.

At December 31, 1999, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded its total interest-earning assets maturing or repricing within the same time period by $8.3 million, representing a one year negative cumulative gap ratio of 0.28%.

In order to reduce its sensitivity to interest rate risk, the Company's current strategy includes emphasizing the origination or purchase for portfolio of adjustable-rate loans, debt securities and MBSs and maintaining an AFS securities portfolio. During 1999, the Company purchased $54.4 million of adjustable-rate MBSs which are expected to help protect net interest margins during periods of rising interest rates. In 1999, the Company originated or purchased $613.5 million of adjustable-rate mortgage loans for portfolio. Historically, the Company has been able to maintain a substantial level of core deposits which the Company believes helps to limit interest rate risk by providing a relatively stable, low cost long-term funding base. At December 31, 1999, core deposits represented 45.4% of deposits compared to 47.7% of deposits at December 31, 1998. Core deposits included $223.7 million and $158.8 million of "liquid asset" account balances at December 31, 1999 and 1998, respectively. This account was introduced in the second quarter of 1998 and currently pays an initial rate of 4.25% for balances over $2,500. The Company expects to attract a higher percentage of core deposits from its in-store branch locations as these locations continue to grow and mature. The Company is also attempting to continue attracting long-term certificate accounts. During 1999, the Company replaced $114.0 million of short-term borrowed funds with ten-year, fixed-rate borrowed funds, which can be called after three or five years of the borrowing date. The Company intends to continue this strategy in 2000.

The Company's interest rate sensitivity is also monitored by management through the use of a model which internally generates estimates of the change in net portfolio value ("NPV") over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Office of Thrift Supervision ("OTS") also produces a similar analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports, the results of which may vary from the Company's internal model primarily due to differences in assumptions utilized between the Company's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment rates similar to those used in the gap table were used. At December 31, 1999, the Company was operating within its Board approved interest rate risk guidelines, as established by its ALCO. The following table sets forth the Company's NPV as of December 31, 1999.

Changes                                       Net Portfolio Value
in Rates          Net Portfolio Value          as a % of Assets
in Basis                  Dollar   Percentage   NPV  Percentage
Points          Amount    Change     Change     Ratio Change(1)
Dollars in thousands)
200           $ 7,737    $(147,623)  (95.02)%   0.29%  (94.74)%
100            85,578      (69,782)  (44.92)    3.05   (41.79)
Base case     155,360         -         -       5.33      -
(100)         239,801       84,441    54.35     7.93    63.10
(200)         305,875      150,515    96.88     9.82   108.04

(1) Based on the portfolio value of the Company's assets in the base case scenario.

As in the case with the gap table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Company's interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net portfolio value and will differ from actual results.

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

The following table sets forth certain information relating to the Company's average consolidated statements of financial condition and consolidated statements of income for the three years ended December 31, 1999, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered adjustments to yields.





                                                  1999                            1998                          1997
                                                            Average                         Average                       Average
                                        Average             Yield/      Average             Yield/    Average             Yield/
(Dollars in thousands)                  Balance   Interest   Cost       Balance   Interest   Cost     Balance   Interest   Cost
                                        -------   --------  -------     -------   --------  -------   -------   --------  -------
Assets:
Interest-earning assets:
Mortgage loans                        $1,587,615  $116,409   7.33%    $1,265,803  $96,146    7.60%  $ 956,819   $75,266    7.87%
Other loans                               36,767     3,004   8.17         33,444    3,303    9.88      32,639     3,220    9.87
MBSs(1)                                  781,552    50,854   6.51        628,556   42,040    6.69     482,523    32,755    6.79
Money market investments                   2,072       142   6.85          3,499      186    5.32       5,743       343    5.97
Debt and equity securities (1)           197,122    13,454   6.83        151,217   10,010    6.62     215,926    14,722    6.82
Total interest-earning assets          2,605,128   183,863   7.06      2,082,519  151,685    7.28   1,693,650   126,306    7.46
Non-interest earning assets              143,944                         133,494                       88,231
Total assets                           2,749,072                       2,216,013                    1,781,881
Liabilities and stockholders' equity:
Interest-bearing liabilities:
Savings accounts                         626,428    19,665   3.14        441,759   12,415    2.81     371,872     9,338    2.51
Certificate accounts                     988,619    52,269   5.29        878,991   49,965    5.68     678,599    39,309    5.79
NOW accounts                             239,614     1,674   0.70        187,297    1,364    0.73     134,546     1,130    0.84
Money market accounts                     57,132     1,833   3.21         57,597    2,041    3.54      54,107     1,823    3.37
Borrowed funds                           667,253    37,465   5.61        470,531   27,991    5.95     389,091    22,800    5.86
Total interest-bearing liabilities     2,579,046   112,906   4.38      2,036,175   93,776    4.61   1,628,215    74,400    4.57
Other liabilities                         55,768                          62,121                       47,247
Total liabilities                      2,634,814                       2,098,296                    1,675,462
Stockholders' equity                     114,258                         117,717                      106,419
Total liabilities and stockholders'
  equity                              $2,749,072                      $2,216,013                   $1,781,881
Net interest income/net interest
  rate spread (2)                                $70,957     2.68%                $57,909    2.67%              $51,906    2.89%
Net interest-earning assets/net
    interest margin (3)                          $26,082     2.72%                $46,344    2.78%              $65,435    3.06%
Ratio of interest-earning assets
    to interest-bearing liabilities               101.01%                          102.28%                       104.02%

(1) Includes AFS securities and, in 1997, securities held to maturity.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3 Net interest margin represents net interest income before provision for loan losses divided by average interest-earning assets.





COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31,
1999 AND 1998

GENERAL
The Company reported net income of $12.6 million, or $1.44 per basic common share for 1999, compared to $8.2 million or $0.95 per basic common share for 1998. The $4.4 million increase in net income was attributable to a $13.0 million increase in net interest income before the provision for loan losses and a $8.5 million increase in non-interest income. These increases were substantially offset by increases of $12.2 million in non-interest expense and $1.0 million in the provision for loan losses.

NET INTEREST INCOME
Net interest income for 1999 increased by $13.0 million, or 22.5%, to $71.0 million, from $57.9 million for 1998. Interest income increased $32.2 million, or 21.2%, from $151.7 million in 1998 to $183.9 million in 1999. The increase in interest income was attributable to the $522.6 million, or 25.1%, increase in the average outstanding balance of interest-earning assets from $2.08 billion in 1998 to $2.61 billion in 1999. The average yield on interest-earning assets declined by 22 basis points from 7.28% in 1998 to 7.06% in 1999. The decline in the overall yield on interest-earning assets is primarily the result of the decline in market interest rates during 1998 and early 1999 which caused an increase in prepayments of loans and MBSs. These funds were reinvested primarily in lower yielding loans and securities. The average cost of interest-bearing liabilities also declined by 23 basis points from 4.61% in 1998 to 4.38% in 1999. The net interest rate spread remained virtually flat at 2.68%, while the net interest margin declined by 6 basis points to 2.72%.

The increase in interest income was primarily the result of the increase in interest income from mortgage loans, which increased by $20.3 million, or 21.1%, from $96.1 million in 1998 to $116.4 million in 1999. The average outstanding balance of mortgage loans increased by $321.8 million, or 25.4%, to $1.59 billion. Mortgage loan originations and purchases in 1999 were $1.38 billion. These were partially offset by sales of loans in the secondary market of $561.7 million and principal repayments of $259.1 million. The growth in the average balance was partially offset by a 27 basis point decrease in the average yield on mortgage loans from 7.60% in 1998 to 7.33% in 1999. Interest income from MBSs increased by $8.8 million, or 21.0%, from $42.0 million in 1998 to $50.9 million in 1999. The increase was attributable to a $153.0 million increase in the average balance of MBSs, partially offset by an 18 basis point decline in the average yield. Interest income from debt and equity securities increased by $3.4 million, or 34.4%, from $10.0 million in 1998 to $13.5 million in 1999. The average balance of debt and equity securities increased by $45.9 million, while the average yield increased by 21 basis points. During 1999, the Bank purchased $452.1 million of securities. These purchases were substantially offset by sales and redemptions of securities of $363.6 million.

The growth in interest-earning assets was primarily funded by growth in interest-bearing liabilities consisting of deposits and borrowed funds. Interest expense on deposits and borrowed funds increased by $19.1 million, or 20.4% from $93.8 million in 1998 to $112.9 million in 1999. The average outstanding balance of deposits and borrowed funds was $2.58 billion in 1999, a $542.9 million, or 26.7% increase over 1998.

Interest expense on savings accounts increased by $7.3 million, or 58.4%, from $12.4 million in 1998 to $19.7 million in 1999. The average outstanding balance of savings accounts increased by $184.7 million, or 41.8%. The average cost also increased by 33 basis points to 3.14%. The increase in the average cost is due in part to the "Liquid Asset" account which pays a 4.25% for the first year on account balances of $2,500 or more. At December 31, 1999, the balance of these accounts was $223.7 million, an increase of $64.9 million over the prior year. Interest expense on certificate accounts increased by $2.3 million, or 4.6%, to $52.3 million in 1999, from $50.0 million in 1998. This was partially offset by a 39 basis point decline in the average yield on certificate accounts. Interest expense on borrowed funds increased by $9.5 million, or 33.8%, from $28.0 million in 1998 to $37.5 million in 1999. The average outstanding balance of borrowed funds increased by $196.7 million, or 41.8%, in 1999. The increase includes the issuance of $25.3 million in capital securities in June 1999. The capital securities provided the Bank with leverage to borrow an additional $80 million to purchase securities for the AFS portfolio. The remaining increase in the average outstanding balance was utilized to supplement the increase in deposit accounts to fund mortgage loan originations and purchases of securities AFS.

PROVISION FOR LOAN LOSSES
The provision for loan losses for 1999 was $3.6 million compared to $2.7 million for 1998. The provision for loan losses is established based on management's periodic review of the loan portfolio and the related allowance for loan losses.
The increase in the provision for loan losses in 1999 was primarily due to the overall growth in the Bank's loan portfolio. At December 31, 1999, the allowance for loan losses was $16.7 million, or 0.92% of total loans, and 216.56% of non-performing loans. At December 31, 1998, the allowance for loan losses was $14.0 million, or 1.07% of total loans, and 166.70% of non-performing loans.

NON-INTEREST INCOME
Excluding net gains on sales of interest-earning assets, non-interest income increased by $10.7 million, or 46.7%, from $22.9 million in 1998 to $33.6 million in 1999. Savings and checking fees increased by $5.9 million, or 60.3%, to $15.7 million in 1999. Insurance, annuity, and mutual fund fees increased by $2.4 million, or 40.6%, to $8.3 million in 1999. The increases in these fees was due primarily to the continued growth and maturity of the Bank's in-store banking program. During 1999, the Bank opened six in-store branches and increased in-store branch deposits by $338.4 million, or 67.1%, to $842.3 million at December 31, 1999, from $504.0 million at December 31, 1998. Approximately $1.2 million of the growth in insurance, annuity and mutual fund fees was the result of the operations of CFS Insurance Agency ("CIA"), a subsidiary of Haven Bancorp, which was acquired on November 1, 1998, and operated for a full twelve months in 1999.

Loan fees and servicing income increased by $1.1 million in 1999 to $2.7 million, compared to $1.6 million in 1998. The increase was due to a one-time $1.0 million commercial real estate loan fee received in the fourth quarter of 1999. This fee was received by the Bank in exchange for releasing the borrower from the equity sharing provision of the loan, and for waiving the pre-payment penalty provision for the term of the loan. Mortgage banking income was $3.7 million in 1999, a $734,000 increase over 1998, which reflected only eight months of operations following the May 1, 1998, acquisition of the residential mortgage production franchise of Intercounty Mortgage, Inc. ("IMI", now known as CFS Mortgage). Mortgage banking income represents fee income recognized on loans sold in the secondary market, including servicing-released premiums, less the direct costs associated with the acquisition and sale of these loans. Residential mortgage loans sold servicing released was $561.7 million in 1999 compared to $515.8 million in 1998. Other income, consisting primarily of retail banking related fees, increased $542,000, or 20.9% in 1999.

NON-INTEREST EXPENSE
Non-interest expense increased by $12.2 million, or 17.4%, from $70.0 million in 1998 to $82.2 million in 1999. The increase was primarily attributable to compensation and benefit expenses, which increased by $7.8 million, or 21.0%, from $36.9 million in 1998 to $44.7 million in 1999. Occupancy and equipment expenses increased by $2.0 million, or 18.0%, to $13.0 million in 1999 from $11.0 million in 1998. Federal deposit insurance premiums increased by $195,000, or 22.4%, due to the growth in deposits. Other expenses totaling $23.7 million in 1999, experienced a net increase of $2.5 million, or 11.9%, from $21.2 million in 1998. Other expenses consist primarily of costs associated with data processing, telephone, stationary, postage and delivery, consulting, amortization of goodwill and other general and administrative expenses. The increases in these expenses were primarily due to the continued growth of the in-store banking program, including the addition of six new branches, and a full year of operations of CIA and CFS Mortgage.

INCOME TAX EXPENSE
Income tax expense was $6.9 million in 1999, compared to $2.9 million in 1998. The effective tax rate in 1999 was 35.2% compared to 26.4% in 1998. The 1998 tax rate reflects an adjustment to the Bank's tax accrual on filing the Company's federal, New York state and New York city tax returns for 1997 in September of 1998. In general, the Company's state and local tax liability is limited to taxes based on its asset size.

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

<CAPTION
                                      Year Ended December 31, 1999  Year Ended December 31, 1998
                                              Compared to                   Compared to
                                      Year Ended December 31, 1998  Year Ended December 31, 1997
                                         Increase (Decrease)           Increase (Decrease)
                                        In Net Interest Income        In Net Interest Income
                                                Due to                        Due to
(In thousands)                         Volume    Rate      Net       Volume    Rate      Net
Interest-earning assets:
Mortgage loans                        $23,777   (3,514)    20,263    23,545   (2,665)    20,880
Other loans                               308     (607)      (299)       80        3         83
MBSs (1)                                9,974   (1,160)     8,814     9,775     (490)     9,285
Money market investments                  (89)      45        (44)     (123)     (34)      (157)
Debt and equity securities (1)          3,118      326      3,444    (4,292)    (420)    (4,712)
Total                                  37,088   (4,910)    32,178    28,985   (3,606)    25,379
Interest-bearing liabilities:
Savings accounts                        5,660    1,590      7,250     1,880    1,197      3,077
Certificate accounts                    5,908   (3,604)     2,304    11,414     (758)    10,656
NOW accounts                              368      (58)       310       397     (163)       234
Money market accounts                     (16)    (192)      (208)      123       95        218
Borrowed funds                         11,150   (1,676)     9,474     4,836      355      5,191
Total                                  23,070   (3,940)    19,130    18,650      726     19,376
Net change in net interest income     $14,018     (970)    13,048    10,335   (4,332)     6,003

(1) Includes AFS securities and securities held to maturity.

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


NET INTEREST INCOME
Net interest income increased by $6.0 million, or 11.6% to $57.9 million in 1998 from $51.9 million in 1997. Interest income increased by $25.4 million, or 20.1% to $151.7 million in 1998 from $126.3 million in 1997. The increase in interest income was primarily attributable to a $388.9 million increase in average interest-earning assets, partially offset by an 18 basis point decrease in the overall average yield on interest-earning assets from 7.46% in 1997 to 7.28% in 1998. The decrease was due to the overall decline in market interest rates. The average cost of interest-bearing liabilities increased by 4 basis points to 4.61% in 1998 from 4.57% in 1997, primarily due to a shift to certificate accounts and the introduction of the Liquid Asset savings account in 1998.

Interest income on mortgage loans increased by $20.9 million, or 27.7% to $96.1 million in 1998 from $75.3 million in 1997 primarily as a result of an increase in the average mortgage loan balance of $309.0 million, partially offset by a decrease in the average yield on mortgage loans of 27 basis points. During 1998, the Bank originated or purchased $635.1 million of mortgage loans for portfolio. The decline in the average rate was primarily due to decreases in the rate indices used for residential and commercial real estate loans and the increasing percentage of relatively lower yielding residential mortgages. These indices, which are the 30 year treasury bond and the 5 year treasury note, declined 83 and 116 basis points, respectively, during 1998. In addition, loan principal repayments and satisfactions during 1998 totaled $265.7 million in 1998 compared to $151.2 million in 1997. Also during 1998, the Bank sold approximately $104.7 million in loans previously held in portfolio, including $83.3 million of adjustable-rate mortgage loans in several bulk sale transactions, and $14.0 million of cooperative apartment loans, and securitized $105.7 million of one- to four-family mortgage loans with Fannie Mae.

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

Interest income on debt and equity securities decreased by $4.7 million, or 32.0% to $10.0 million in 1998 from $14.7 million in 1997, primarily as a result of a decrease in the average balance of $64.7 million, coupled with a decrease in the average yield of 20 basis points. The decrease in the average balance of debt and equity securities during 1998 is due primarily to sales of $97.7 million, partially offset by purchases of $36.1 million.

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

The increase in the average balance of deposits is primarily attributable to the Bank's continuing expansion of the in-store banking program. As of December 31, 1998, the Bank had fifty-seven in-store branches with deposits totaling $504.0 million, as compared to thirty-two branches with deposits totaling $157.2 million as of December 31, 1997. Interest expense on certificate accounts increased by $10.7 million, or 27.1% from 1997 to 1998. The in-store banking expansion contributed to the increase in the average balance of certificate accounts of $200.4 million, or 29.5%, partially offset by an 11 basis point decrease in the average cost of certificate accounts. Interest expense on savings accounts increased by $3.1 million, or 33.0%, from 1997 to 1998. This increase was also due to the in-store banking expansion, as well as the introduction of a "Liquid Asset" account in the in-store branches during the second quarter of 1998. As of December 31, 1998, the balance of these accounts was $158.8 million. This account currently pays 4.25% for the first year on account balances of $2,500 or more. Overall, the average balance of savings accounts experienced a net increase of $69.9 million, or 18.8%, coupled with a 30 basis point increase in the average cost, which is attributable to the aforementioned Liquid Asset account. Interest expense on NOW accounts and money market accounts increased by $234,000 and $218,000, respectively, in 1998 over 1997, primarily as a result of the increase in the average balance of such accounts. The average yield paid on money market accounts increased by 17 basis points to 3.54% for 1998, primarily as a result of a shift in the average balance of such deposits from traditional branches to the in-store locations, which paid comparatively higher money market rates.

Interest expense on borrowed funds increased by $5.2 million, or 22.8%, primarily as a result of the increase in the average balance of borrowed funds of $81.4 million, or 20.9%, coupled with a 9 basis point increase in the average cost of borrowed funds from 5.86% in 1997 to 5.95% in 1998. The increase in the average balance of borrowed funds is due primarily to fund the increase in residential loan originations and purchases by CFS Mortgage, the Bank's residential lending division, as well as to fund purchases of securities for the Company's AFS portfolio.

PROVISION FOR LOAN LOSSES
The Bank provided $2.7 million for loan losses in 1998, which was virtually flat as compared to 1997. The provision for loan losses reflects management's periodic review and evaluation of the loan portfolio. Non-performing loans continued to decline to $8.4 million at December 31, 1998, from $12.5 million at December 31, 1997. As of December 31, 1998, the allowance for loan losses was $14.0 million compared to $12.5 million at December 31, 1997. As of December 31, 1998, the allowance for loan losses was 1.07% of total loans compared to 1.09% of total loans at December 31, 1997. The slight decrease was attributable to the substantial growth in the loan portfolio. The allowance for loan losses was 166.70% of non-performing loans at December 31, 1998, compared to 99.97% at December 31, 1997. The increase is the result of the significant decline in non-performing loans from December 31, 1997 to December 31, 1998.

NON-INTEREST INCOME
Non-interest income increased by $11.9 million, or 85.8%, from $13.9 million in 1997 to $25.8 million in 1998. Savings and checking fees were $9.8 million in 1998, a $4.3 million, or 79.3% increase over 1997. In 1998, the Bank recognized $3.0 million in mortgage banking income related to loans sold servicing released in the secondary market. Net gains on sales of interest-earning assets were $2.9 million in 1998. In 1997, the Company reported a net loss on such sales of $5,000. Insurance, annuity and mutual fund fees generated in 1998 were $5.9 million, a $2.1 million, or 56.3% increase over the $3.8 million earned in 1997. Other non-interest income increased by $1.0 million, or 65.2%, to $2.6 million in 1998, from $1.6 million in 1997, primarily as a result of the Bank's in-store banking expansion.

On May 1, 1998, the Bank completed the purchase of the loan production franchise of IMI. In 1998, the Bank originated $1.04 billion in residential mortgage loans, $570.0 million of which were originated for sale in the secondary market. During 1998, the Bank sold $515.8 million to investors in the secondary market on a servicing-released basis, and recognized $3.0 million. Mortgage banking income represents fee income recognized on the sale of loans sold in the secondary market, including servicing-released premiums, less the direct costs associated with the acquisition and sale of those loans.

The increase in savings and checking fees and fees generated from the sale of insurance, annuities, and mutual funds were primarily a result of the Bank's in-store banking expansion. During 1998, the Bank opened twenty-five in-store branches, contributing to the increase in in-store deposits of $346.8 million, or 220.6% from December 31, 1997, to December 31, 1998. During 1998, the Company sold $453.7 million in securities AFS, resulting in net gains of $1.2 million. During the third quarter of 1998, the Bank sold $14.0 million of cooperative apartment loans in a bulk transaction as part of its ongoing effort to divest itself of this portion of the portfolio, resulting in a $1.0 million gain. During the fourth quarter of 1998, the Bank realized $0.7 million in gains on bulk sales of adjustable-rate residential mortgage loans previously held in portfolio. The loans were sold in response to the high level of prepayments experienced with these loans. Other non-interest income, which consists substantially of fees associated with retail banking, increased primarily as a result of the Bank's in-store branch expansion.

NON-INTEREST EXPENSE
Non-interest expense increased by $24.2 million, or 52.7%, from $45.8 million in 1997 to $70.0 million in 1998. Compensation and benefits expense increased by $12.7 million, or 52.3%, from $24.3 million in 1997 to $36.9 million in 1998. Occupancy and equipment expense increased by $4.7 million, or 73.7% from $6.3 million in 1997 to $11.0 million in 1998. The increases in compensation and benefits, occupancy and equipment, and advertising and promotion expenses were due primarily to the Bank's in-store banking expansion, as well as the expansion of the Bank's residential lending function with the acquisition of the loan production franchise of IMI. During 1998, the Bank opened twenty-five new in-store branches, while the acquisition of the loan production franchise of IMI added 6 primary loan origination offices and several smaller satellite offices to the Company's facilities. Occupancy and equipment expense also increased as a result of the purchase of the Company's new headquarters, which was completed in the third quarter of 1998.

Federal deposit insurance premiums increased by $134,000, or 18.2%, from $736,000 in 1997 to $870,000 in 1998, due to the increase in insurable deposits as a result of the in-store banking expansion. Other non-interest expenses increased by $7.0 million, or 49.5%, from $14.2 million in 1997 to $21.2 million in 1998, $1.4 million of which is due to the increase in data processing expenses which increased as a result of the in-store banking expansion and the increase in the number of transactions processed. Advertising and promotion expense increased by $1.1 million, or 64.7% from $1.7 million in 1997 to $2.8 million in 1998. Other items that contributed to the increase in other non-interest expense were telephone expenses, which increased by $925,000, stationary, printing, and office supply expenses, which increased by $570,000, and ATM transaction expenses, which increased by $540,000. These increases were directly related to the in-store banking expansion and the increase in the Bank's residential lending operations. Amortization of goodwill increased by $710,000, primarily as a result of the acquisition of IMI. The balance of the increase in other non-interest expenses were generally related to the Bank's in-store branch expansion and the expansion of the residential lending operations as a result of the acquisition of IMI. These increases were partially offset by a $1.2 million reduction in non-performing loan expense due to the recapture of reserves established for the bulk sales on REO and non-performing loans in 1994. The increase in non-interest expense was partially offset by a $344,000 decrease in REO operations, net.

INCOME TAX EXPENSE
Income tax expense was $2.9 million in 1998, compared to $6.1 million in 1997. The effective tax rate for 1998 was 26.4% compared to 35.6% in 1997. The decrease in the effective tax rate was primarily due to the establishment of Columbia Preferred Capital Corp. ("CPCC"), the Bank's real estate investment trust ("REIT") subsidiary, during the second quarter of 1997. The tax provision for 1998 includes the effect of CPCC's operations for the full year of 1998 compared to one quarter in 1997. The lower tax rate was also due to an adjustment of the Bank's tax accrual upon the filing of the Company's federal, New York State and New York City tax returns for 1997 during September 1998, as well as a state tax credit recognized for mortgage recording taxes paid on loans originated in certain counties of New York State.

NON-PERFORMING ASSETS
The following table sets forth information regarding non-performing assets which include all non-accrual loans (which consist of loans 90 days or more past due and restructured loans that have not yet performed in accordance with their modified terms for the required six-month seasoning period), accruing restructured loans and real estate owned.

                                   December 31,
(In thousands)                 1999    1998    1997
Non-accrual loans:
One- to four-family           $3,663   3,779   3,534
Cooperative                      206     367     698
Multi-family                   1,139     308   2,531
Non-residential and other      1,986   2,074   3,633
Total non-accrual loans        6,994   6,528  10,396
Restructured loans:
One- to four-family              314     544     679
Cooperative                      178     183     290
Multi-family                     225   1,130   1,167
Total restructured loans         717   1,857   2,136
Total non-performing loans     7,711   8,385  12,532
REO, net:
One- to four-family              268      66     126
Cooperative                       56      38     295
Non-residential and other        -       121     121
Total REO                        324     225     542
Less allowance for REO           -       (25)    (87)
REO, net                         324     200     455
Total non-performing assets   $8,035   8,585  12,987

The Company's expanded loan workout/resolution efforts have successfully contributed toward reducing non-performing assets to manageable levels. Since year-end 1997, non-performing assets have declined by $5.0 million, or 38.1%, from a level of $13.0 million to $8.0 million at year-end 1999. The decrease in non-performing assets is reflected in the following ratios: the ratio of non-performing loans to total loans ratio was 0.42% for 1999 compared to 0.64% for 1998 and 1.09% for 1997; the ratio of non-performing assets to total assets was 0.27% for 1999 compared to 0.36% for 1998 and 0.66% for 1997; and the ratio of non-performing loans to total assets was 0.26% for 1999 compared to 0.35% for 1998 and 0.63% for 1997. There can be no assurance that non-performing assets will continue to decline.

The decrease in non-performing assets in 1999 was primarily due to the continued decline in restructured loans. Since year-end 1997, restructured loans have declined by $1.4 million, or 66.4% from a level of $2.1 million to $0.7 million at year-end 1999. Total non-accrual loans increased by $0.5 million during 1999.

The decrease in non-performing assets in 1998 was primarily due to the continued decline in non-performing loans and sales of REO properties. During 1998, the Company sold 21 REO properties with a fair value of $0.7 million. Total non-performing loans decreased by $4.1 million during 1998.

LIQUIDITY
The Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of withdrawable deposits and short-term borrowings. The required ratio is currently 4%. The Bank's ratio was 4.31% at December 31, 1999, compared to 4.24% at December 31, 1998.

The Company's primary sources of funds are deposits, principal and interest payments on loans, debt securities and MBSs, retained earnings and advances from the Federal Home Loan Bank of New York ("FHLB") and other borrowings. Proceeds from the sale of AFS securities and loans held for sale are also a source of funding, as are, to a lesser extent, the sales of annuities, insurance products and securities brokerage activities conducted by the Bank's wholly owned subsidiary, CFS Investments, Inc. and the Company's wholly owned subsidiary, CIA. While maturities and scheduled amortization of loans and securities are somewhat predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and regulatory changes.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1999 and December 31, 1998, cash and short-term investments totaled $42.7 million and $44.8 million, respectively.

The Company and the Bank have other sources of liquidity which include debt securities maturing within one year and AFS securities. Other sources of funds include FHLB advances, which at December 31, 1999, totaled $537.0 million. If needed, the Bank may borrow an additional $13.5 million from the FHLB.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities; investing activities and financing activities. Net cash (used in) provided by operating activities, consisting primarily of interest and dividends received less interest paid on deposits was ($74.8 million), $16.2 million and $24.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash used in investing activities, consisting primarily of disbursements of loan originations and securities purchases, offset by principal collections on loans, proceeds from maturities of securities held to maturity or sales of AFS securities, and disposition of assets including REO was $592.2 million, $340.7 million and $385.8 million for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash provided by financing activities, consisting primarily of net activity in deposits and borrowings, purchases of treasury stock, payments of common stock dividends and proceeds from stock options exercised was $664.9 million, $329.0 milliion and $365.7 million, respectively. See Note 14 to Notes to Consolidated Financial Statements.

CAPITAL RESOURCES
See Note 15 to Notes to Consolidated Financial Statements.

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

COMPUTER ISSUES FOR THE YEAR 2000
The Company has not experienced any significant disruptions in its financial or operating activities caused by year 2000 related failure of computerized systems of the Company or it's service organizations. The Company does not expect year 2000 issues to have a material adverse effect on the Company's operations or financial results in 2000.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
See Note 1 to Notes to Consolidated Financial Statements.

STOCK DATA
Haven common stock, listed under the symbol HAVN is publicly traded on the Nasdaq Stock Market. As of March 22, 2000, the Company had approximately 406 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 9,019,911 outstanding shares of common stock (excluding treasury shares). The common stock traded in a high and low range of $18.813 and $11.125 during the year ended December 31, 1999.
















































      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                        December 31, December 31,
(Dollars in thousands,
 except for share data)                       1999        1998
ASSETS
Cash and due from banks                    $  41,479      43,088
Money market investments                       1,238       1,720
Securities available for sale                937,299     889,251
Loans held for sale                           82,709      54,188
Federal Home Loan Bank of NY Stock, at cost   27,865      21,990
Loans receivable:
    First mortgage loans                   1,777,208   1,271,784
    Cooperative apartment loans                3,669       3,970
    Other loans                               25,948      34,926
Total loans receivable                     1,806,825   1,310,680
    Less allowance for loan losses           (16,699)    (13,978)
Loans receivable, net                      1,790,126   1,296,702
Premises and equipment, net                   35,928      39,209
Accrued interest receivable                   15,825      12,108
Other assets                                  33,381      37,267
Total assets                              $2,965,850   2,395,523
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits                                  $2,080,613   1,722,710
Borrowed funds                               749,232     440,346
Due to broker                                   -         97,458
Other liabilities                             30,422      15,142
Total liabilities                          2,860,267   2,275,656
Commitments and contingencies (Notes 5 and 14)
Stockholders' Equity:
Preferred stock, $.01 par value, 2,000,000
  shares authorized, none issued                -           -
Common stock, $.01 par value, 30,000,000
  shares authorized, 9,918,750 issued;
  9,000,237 and 8,859,692 shares out-
  standing in 1999 and 1998, respectively        100         100
Additional paid-in capital                    52,336      51,383
Retained earnings, substantially restricted   89,083      79,085
Accumulated other comprehensive (loss) income:
Unrealized (loss) gain on securities
  available for sale, net of tax effect      (25,465)        945
Treasury stock, at cost (918,513
  and 1,059,058 shares in 1999
  and 1998, respectively)                     (8,934)     (9,800)
Unallocated common stock held by ESOP           (934)     (1,222)
Unearned common stock held by Bank's
  Recognition Plans and Trusts                  (231)       (263)
Unearned compensation                           (372)       (361)
Total stockholders' equity                    105,583    119,867
Total liabilities and stockholders'
  Equity                                   $2,965,850  2,395,523

See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF INCOME

                                  Years Ended December 31,
(Dollars in thousands,
 except per share data)           1999     1998     1997
Interest income:
Mortgage loans                $ 116,409   96,146   75,266
Other loans                       3,004    3,303    3,220
Mortgage-backed securities       50,854   42,040   32,755
Money market investments            142      186      343
Debt and equity securities       13,454   10,010   14,722
Total interest income           183,863  151,685  126,306
Interest expense:
Deposits:
    Savings accounts             19,665   12,415    9,338
    NOW accounts                  1,674    1,364    1,130
    Money market accounts         1,833    2,041    1,823
    Certificate accounts         52,269   49,965   39,309
Borrowed funds                   37,465   27,991   22,800
Total interest expense          112,906   93,776   74,400
Net interest income before
  provision for loan losses      70,957   57,909   51,906
Provision for loan losses         3,625    2,665    2,750
Net interest income after
  provision for loan losses      67,332   55,244   49,156
Non-interest income:
Loan fees and servicing income    2,740    1,627    3,110
Mortgage banking income           3,734    3,000      -
Savings/checking fees            15,747    9,822    5,478
Net gain (loss) on sales of
  interest-earning assets           750    2,926       (5)
Insurance, annuity and mutual
  funds fees                      8,259    5,874    3,758
Other                             3,138    2,596    1,571
Total non-interest income        34,368   25,845   13,912
Non-interest expense:
Compensation and benefits        44,687   36,935   24,251
Occupancy and equipment          12,988   11,005    6,334
Real estate owned operations, net  (220)       8      352
Federal deposit insurance
  Premiums                        1,065      870      736
Other                            23,710   21,195   14,174
Total non-interest expense       82,230   70,013   45,847
Income before income tax expense 19,470   11,076   17,221
Income tax expense                6,863    2,926    6,138
Net income                      $12,607    8,150   11,083
Net income per common share:
    Basic                       $  1.44     0.95     1.32
    Diluted                     $  1.38     0.89     1.24

See accompanying notes to consolidated financial statements.




                CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         The three years ended December 31, 1999

                                                                         Accumulated           Unallocated  Unearned
                                                    Additional              Other                Common      Common
                                            Common   Paid-In   Retained Comprehensive Treasury Stock Held  Stock Held   Unearned
                                     Total   Stock   Capital   Earnings    Income      Stock     by ESOP     by RRPs  Compensation
(In thousands of dollars, except for share data)
Balance at December 31, 1996        $99,384   100    48,794     65,092      (840)    (11,049)   (1,854)      (267)        (592)
Comprehensive income:
  Net income                         11,083    -       -        11,083       -           -         -         -             -
  Other comprehensive income,
    net of tax
    Net unrealized appreciation on
      securities available for
      sale, net of reclassification
      adjustment (1)                  2,511    -       -          -        2,511         -         -         -             -
                                     ------
Comprehensive income                 13,594
Dividends declared                   (2,608)   -       -        (2,608)      -           -         -         -             -
Treasury stock issued for RRP and
  deferred compensation plan
  (18,904 shares)                      -       -        236       -          -           113       -         (206)        (143)
Stock options exercised and related
    tax effect (114,982 shares)         806    -        116       -          -           690       -         -             -
Allocation of ESOP stock and
  amortization of award of RRP
  stock and related tax benefits      1,353    -        919       -          -           -         325        109          -
Amortization of deferred
  compensation plan                     336    -       -          -          -           -         -         -             336
                                    -------  ----    ------    -------    ------     -------    ------      -----
Balance at December 31, 1997        112,865   100    50,065     73,567     1,671     (10,246)   (1,529)      (364)        (399)
Comprehensive income:
    Net income                        8,150    -       -         8,150       -           -         -         -             -
    Other comprehensive income,
      net of tax
    Net unrealized depreciation on
      securities available for
      sale, net of reclassification
      adjustment (1)                 (1,607)   -       -          -       (1,607)        -         -         -             -
    Net unrealized appreciation on
      securities transferred from
      held to maturity to available
      for sale (note 3)                 881    -       -          -          881         -         -         -             -
                                     ------
Comprehensive income                  7,424
Dividends declared                   (2,632)   -       -        (2,632)      -           -         -         -             -
Treasury stock issued for deferred
  compensation plan (14,384 shares)    -       -        280       -          -            86       -         -            (366)
Stock options exercised and related
    tax effect (60,608 shares)          516    -        156       -          -           360       -         -             -
Allocation of ESOP stock and
  amortization of award of RRP
  stock and related tax benefits      1,290    -        882       -          -          -          307       101           -
Amortization of deferred compensation
  plan                                  404    -       -          -          -          -          -         -             404
                                    -------  ----    ------    -------    ------     -------    ------      -----
Balance at December 31, 1998       $119,867   100    51,383     79,085       945      (9,800)   (1,222)     (263)         (361)
Comprehensive loss:
    Net income                       12,607    -       -        12,607       -           -         -         -             -
    Other comprehensive income,
      net of tax
    Net unrealized depreciation on
      securities available for
      sale, net of reclassification
      adjustment (1)                (26,410)   -       -          -      (26,410)        -         -         -             -
                                     ------
Comprehensive loss                  (13,803)
Dividends declared                   (2,609)   -       -        (2,609)      -           -         -         -             -
Treasury stock issued for deferred
  compensation plan (34,357 shares)    -       -        338       -          -           272       -         (20)         (590)
Stock options exercised and related
    tax effect (106,188 shares)         568    -        (26)      -          -           594       -         -             -
Allocation of ESOP stock and
  amortization of award of RRP
  stock and related tax benefits        981    -        641       -          -          -          288        52           -
Amortization of deferred compensation
  plan                                  579    -       -          -          -          -          -         -             579
                                    -------  ----    ------    -------    ------     -------    ------      ----
Balance at December 31, 1999       $105,583   100    52,336     89,083   (25,465)     (8,934)     (934)     (231)         (372)
                                    =======  ====    ======    =======    ======     =======    ======      ====

(1)  Disclosure of reclassification adjustment:
                                                  For the years ended
(In thousands)                                  1999      1998     1997
Net unrealized holding
 (losses) gains arising during the year      $(26,392)     (10)    2,499

Reclassificaton adjustment for net gains
 (losses) included in net income                   18      716       (12)
                                               ------     ----     -----
Net unrealized (losses) gains on securities
 available for sale                           (26,410)    (726)    2,511

See accompanying notes to consolidated financial statements.











                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Years Ended December 31,
(Dollars in thousands)                                      1999      1998      1997
Cash flows from operating activities:
Net income                                                $12,607     8,150    11,083
Adjustments to reconcile net income to net
    cash provided by operating activities:
Amortization of cost of stock benefit plans                 1,382     1,526     1,689
Amortization of net deferred loan origination fees           (667)   (1,546)     (231)
Premiums and discounts on loans, mortgage-backed and
  debt securities                                            (237)   (1,503)      210
Provision for loan losses                                   3,625     2,665     2,750
Provision for losses on real estate owned                      51        35       251
Deferred income taxes                                       1,214     1,139    (1,540)
Net increase in loans held for sale                       (28,521)  (54,188)     -
Net (gain) loss on sales of interest-earning assets          (750)   (2,926)        5
Depreciation and amortization                               4,802     3,087     1,592
(Increase) decrease in accrued interest receivable         (3,717)      321      (257)
Decrease (increase) in other assets                        17,560   (22,930)   (1,265)
(Decrease) increase in due to broker                      (97,458)   87,458     9,000
Increase (decrease)in other liabilities                    15,270    (5,077)    1,315
Net cash (used in) provided by operating activities       (74,839)   16,211    24,602
Cash flows from investing activities:
Net increase in loans receivable                         (496,638) (264,136) (306,328)
Proceeds from disposition of assets (including REO)           330       721     2,785
Purchases of securities available for sale               (452,104) (749,013) (511,075)
Principal repayments on securities available for sale     169,566   195,118    48,377
Proceeds from sales of securities available for sale      194,053   454,971   337,696
Principal repayments, maturities and calls on debt
  securities held to maturity                                -       21,020    30,954
Principal repayment on mortgage-backed securities
  held to maturity                                           -       24,834    34,660
Purchases of Federal Home Loan Bank Stock, net             (5,875)   (9,105)   (2,995)
Net increase in premises and equipment                     (1,521)  (15,102)  (19,834)
Net cash used in investing activities                    (592,189) (340,692) (385,760)
Cash flows from financing activities:
Net increase in deposits                                  357,903   357,698   227,224
Net increase (decrease) in short term borrowed funds      161,896  (227,138)  157,072
Issuance of capital securities                             25,300      -       24,984
Increase in long term borrowed funds                      121,690   200,690   (41,695)
Payment of common stock dividends                          (2,599)   (2,627)   (2,598)
Stock options exercised                                       747       360       760
Net cash provided by financing activities                 664,937   328,983   365,747
Net (decrease) increase in cash and cash equivalents       (2,091)    4,502     4,589
Cash and cash equivalents at beginning of year             44,808    40,306    35,717
Cash and cash equivalents at end of year                $  42,717    44,808    40,306
Supplemental information:
Cash paid during the year for:
    Interest                                            $ 111,803    93,751    73,757
    Income taxes                                            5,203     1,699     5,893
Additions to real estate owned                                622       623     1,695
Securities purchased not yet received, net                   -       97,458    10,000
Loans transferred from loans held for sale                 44,569      -         -
Loans securitized                                            -      105,691      -
Mortgage-backed securities and debt securities
  held to maturity transferred to securities
  available for sale                                         -      183,639      -

See accompanying notes to consolidated financial statements.












NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Haven Bancorp, Inc.
("the Holding Company") and CFS Bank ("the Bank") and its subsidiaries (collectively referred to herein as the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the significant policies and practices:

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

DEBT, EQUITY AND MORTGAGE-BACKED SECURITIES
Debt and mortgage-backed securities ("MBSs") which the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level yield method over the remaining period to contractual maturity, adjusted, in the case of MBSs, for actual prepayments. At December 31, 1999 and 1998, the Company did not have any securities classified as held to maturity. Debt and equity securities and MBSs to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale ("AFS") securities and are recorded at fair value, with unrealized gains (losses), net of tax, reported as accumulated other comprehensive income, a separate component of stockholders' equity. Gains and losses on the sale of securities are determined using the specific identification method and are included in non-interest income.

LOANS RECEIVABLE AND LOANS HELD FOR SALE
Loans receivable are carried at their unpaid principal balances, less unearned discounts and net deferred loan origination fees.
Loans held for sale are carried at the aggregate lower of cost or market value. Loan origination fees, less certain direct loan origination costs, are deferred and amortized as an adjustment of the loan's yield over the life of the loan by the interest method. When loans are sold, any remaining unaccreted net deferred fees (costs) are recognized as income at the time of sale. Purchased loans are recorded at cost. Related premiums or discounts are amortized (accreted) to interest income using the level-yield method over the estimated life of the loans.

The Company recognizes servicing assets on loans that have been originated or purchased, and where the loans are subsequently sold or securitized with the servicing rights retained. The total cost of the mortgage loans is allocated between the loans and the servicing assets based on their relative fair values. The
Company assesses servicing assets for impairment based on the current fair values of those assets with any impairment recognized through a valuation allowance.

Fees earned for servicing loans for others are reported as income when the related mortgage loan payments are collected. Servicing assets are amortized as a reduction to loan servicing fee income using the interest method over the estimated remaining life of the underlying mortgage loans.

MORTGAGE BANKING INCOME
The company sells loans on a servicing released basis to investors in the secondary market. Generally, the sales of such loans are arranged at the time of application through assignments of trade or best effort commitments. Mortgage banking income represents fee income, including servicing released premiums, recognized on loans sold to investors, less the direct costs associated with the acquisition and sale of those loans.
Mortgage banking income is recognized at the settlement date when cash is received from the investor.

NON-ACCRUAL AND RESTRUCTURED LOANS
Loans are placed on non-accrual status when, in the opinion of management, there is doubt as to the collectibility of interest or principal, or when principal and interest are past due 90 days or more, the loan is not well secured and in the process of collection. Interest and fees previously accrued, but not collected, are reversed and charged against interest income at the time a loan is placed on non-accrual status. Interest payments received on non-accrual loans are recorded as reductions of principal if, in management's judgement, principal repayment is doubtful. Loans may be reinstated to an accrual or performing status if future payments of principal and interest are reasonably assured and the loan has a demonstrated period of performance.

Loans are classified as restructured loans when the Company has granted, for economic or legal reasons related to the borrower's financial condition, concessions to the borrower that it would not otherwise consider. Generally, this occurs when the cash flows of the borrower are insufficient to service the loan under its original terms. Restructured loans are reported as such in the year of restructuring. In subsequent reporting periods, if the loan yields a market rate of interest, is performing in accordance with the restructure terms, and management expects such performance to continue, the loan is then removed from restructured status.

The Company reviews commercial and multi-family mortgage loans, and loans modified in a troubled-debt restructuring for impairment. Specific factors utilized in the impaired loan identification process include, but are not limited to, delinquency status, loan-to-value ratio, the condition of the underlying collateral, credit history, and debt coverage. At a minimum, such loans are classified as impaired when they become
90 days past due. The Company generally measures impaired loans based on the fair value of the underlying collateral. The amount by which the recorded investment of an impaired loan exceeds the measurement value is recognized by creating a valuation allowance through a charge to the provision for loan losses. The Company's impaired loan identification and measurement process is conducted in conjunction with the Company's review of the adequacy of its allowance for loan losses.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is based on a periodic analysis of the loan portfolio and reflects an amount which, in management's judgement, is adequate to provide for losses inherent to the loan portfolio. In evaluating the portfolio, management takes into consideration numerous factors, such as present and potential risks inherent in the loan portfolio, loan growth, prior loss experience, current economic conditions and periodic examinations conducted by regulatory agencies. While management uses available information to estimate possible loan losses, future additions to the allowance may be necessary based on adverse changes in economic conditions.

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

REAL ESTATE OWNED
Real estate properties acquired through loan foreclosure are recorded at the lower of cost or estimated fair value less estimated selling costs at the time of foreclosure. Subsequent valuations are periodically performed by management and the carrying value may be adjusted by a valuation allowance, established through charges to income and included in real estate operations, net to reflect subsequent declines in the estimated fair value of the real estate. Real estate owned ("REO") is shown net of the allowance. Operating results of REO, including rental income, operating expenses, and gains and losses realized from the sales of properties owned, are also recorded in real estate operations, net, as a separate component of non-interest expense.

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

The Company and certain of its subsidiaries file consolidated tax returns with the Federal, state and local authorities. Other subsidiaries file separate domestic tax returns as required.

BENEFIT PLANS
The Company maintains various pension, savings, employee stock ownership and other benefit plans and programs for its employees, including the Bank's Retirement Income Plan (the "Retirement
Plan") covering substantially all employees who have attained minimum service requirements. The Bank's funding policy is to make contributions to the plan at least equal to the amounts required by applicable provisions of the Employee Retirement
Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code"). The Bank periodically evaluates the overall effectiveness and economic value of such programs, in the interest of maintaining a comprehensive benefit package for employees. Based on an evaluation of the Retirement Plan in 1996, the Bank concluded that future benefit accruals under the Retirement Plan would cease, or "freeze" on June 30, 1996. Although the benefit accruals are frozen, the Bank will continue to maintain and provide benefits under its Employee Stock Ownership Plan ("ESOP") and Employee 401(k) Thrift Incentive Savings Plan ("401(k)
Plan"). In connection with the Retirement Plan "freeze," the Bank resumed its matching of contributions to the 401(k) Plan on July
1, 1996.

Post-retirement and post-employment benefits are recorded on an accrual basis with an annual provision that recognizes the expense over the service life of the employee, determined on an actuarial basis.

STOCK COMPENSATION PLANS
Statement of Financial Accounting Standards ("SFAS") No. 123,
"Accounting for Stock-Based Compensation," permits either the recognition of compensation cost for the estimated fair value of employee stock-based compensation arrangements on the date of grant, or the continued application of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plans with disclosure in the notes to the financial statements of the pro forma effects on net income and earnings per share, determined as if the fair value-based method had been applied in measuring compensation cost. The Company has adopted the disclosure option. Accordingly, no compensation cost has been recognized for the Company's stock option plans.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
The Company has utilized interest rate caps to manage its interest rate risk. Generally, the net settlements on such transactions used as hedges of non-trading liabilities are accrued as an adjustment to interest expense over the life of the agreements.

EARNINGS PER COMMON SHARE
Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the relevant period. The weighted average number of shares outstanding does not include the weighted-average number of unallocated shares by the ESOP.
Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shares in the earnings of the entity.

COMPREHENSIVE INCOME
The Company's comprehensive income (or loss) for each period represents net income plus the net change in unrealized gains or losses on securities AFS, and is reported in the consolidated statements of changes in stockholders' equity.

SEGMENT REPORTING
Operating segments are components of an enterprise that engage in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker in deciding how to allocate resources and in assessing performance, and for which discrete financial information is available. The Company currently does not manage its various business activities as separate operating segments and does not readily produce meaningful discrete financial information for any such business activity.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and
Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and does not require restatement of prior periods. The implementation of SFAS No. 133 has not had a material impact on the Company's financial condition or results of operations.

In July 1999, the FASB issued SFAS No. 137, "Accounting for
Derivative Instruments and Hedging Activities - Deferral of the
Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for one year, to all fiscal quarters of all fiscal years beginning after June 15, 2000.
Management of the Company currently believes the implementation of SFAS No. 133 will not have a material impact on the Company's financial condition or results of operations.

2. BUSINESS COMBINATIONS

ACQUISITION OF INTERCOUNTY MORTGAGE, INC.
On May 1, 1998, the Bank completed the purchase of the production franchise of Intercounty Mortgage, Inc. ("IMI") from Resource
Bancshares Mortgage Group, Inc. The Bank paid approximately $5.6 million for IMI's production franchise and fixed assets. The business operates as a division of the Bank under the name CFS
Mortgage originating and purchasing residential loans for the Bank's portfolio and for sale in the secondary market, primarily through six loan origination offices located in New York, New
Jersey, and Pennsylvania. Loan sales in the secondary market are primarily on a servicing-released basis, for which the Company earns servicing released premiums.

The transaction was accounted for under the purchase method. The excess of cost over the fair value of net assets acquired
(goodwill) of approximately $5.1 million is being amortized over 5 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill over its remaining life can be recovered through future operating cash flow of the production franchise. The unamortized balance of goodwill relating to the acquisition of IMI was approximately
$3.4 million and $4.4 million at December 31, 1999 and 1998, respectively.

ACQUISITION OF CENTURY INSURANCE AGENCY
On November 2, 1998, the Company completed the purchase of 100% of the outstanding common stock of Century Insurance Agency, Inc.
("CIA" or "CFS Insurance Agency") for approximately $1.2 million.
CIA, which is headquartered in Centereach, New York, provides automobile, homeowners and casualty insurance to individuals and various lines of commercial insurance to businesses. CIA operates as a wholly owned subsidiary of the Company. The transaction was accounted for under the purchase method. Goodwill of approximately $1.6 million is being amortized over 10 years. The
Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill over its remaining life can be recovered through future operating cash flow of CIA. The unamortized balance of goodwill relating to the acquisition of CIA was approximately $1.3 million and $1.6 million at December
31, 1999 and 1998, respectively.

3.  SECURITIES AVAILABLE FOR SALE
The amortized cost and estimated fair values of securities available for sale at December 31, are summarized as follows:

                                                              Gross       Gross    Estimated
                                                 Amortized  unrealized  unrealized   fair
(In thousands)                                     Cost       gains       losses     value
1999
Debt and equity securities available for sale:
    U.S. Government and agency obligations      $ 96,189        -         (4,047)   92,142
  Preferred stock                                 10,650        -         (1,197)    9,453
    Corporate debt securities                     94,287         10         (499)   93,798
                                                 201,126         10       (5,743)  195,393
MBSs available for sale:
    GNMA Certificates                                236          2         -          238
    FNMA Certificates                            124,507        250       (4,579)  120,178
    FHLMC Certificates                            32,430        291         (212)   32,509
    CMOs and REMICs                              618,177        959      (30,155)  588,981
                                                 775,350      1,502      (34,946)  741,906
Total                                          $ 976,476      1,512      (40,689)  937,299
1998
Debt and equity securities available for sale:
    U.S. Government and agency obligations      $ 78,017        141         (453)   77,705
    Preferred stock                               11,700         30         (140)   11,590
    Corporate debt securities                     19,850        -           (166)   19,684
                                                 -------      -----        -----   -------
                                                 109,567        171         (759)  108,979
                                                 -------      -----        -----   -------
MBSs available for sale:
    GNMA Certificates                                430          4          -         434
    FNMA Certificates                            177,495      1,530         (258)  178,767
    FHLMC Certificates                            51,590        689         (112)   52,167
    CMOs and REMICs                              548,644      2,218       (1,958)  548,904
                                                 -------      -----        -----   -------
                                                 778,159      4,441       (2,328)  780,272
                                                 -------      -----        -----   -------
Total                                          $ 887,726      4,612       (3,087)  889,251
                                                 =======      =====       ======   =======

Gross gains of approximately $1.0 million, $1.7 million and $1.0 million for the years ended December 31, 1999, 1998 and 1997, respectively, were realized on sales of securities available for sale. Gross losses amounted to approximately $1.0 million, $0.5 million and $1.1 million for the years ended December 31, 1999, 1998, and 1997 respectively.

The Company's portfolio of MBSs available for sale has an estimated weighted average expected life of approximately 7.1 years at December 31, 1999. At December 31, 1999, $184.5 million of MBSs available for sale were adjustable-rate securities.
The Company's privately-issued CMOs and REMICs have generally been underwritten by large investment banking firms with the timely payment of principal and interest on these securities supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all such securities are rated AAA by one or more of the nationally recognized securities rating agencies. These securities are subject to certain credit-related risks normally not associated with U.S. Government and agency MBSs. Among such risks is the limited loss protection generally provided by the various forms of credit enhancements as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the credit worthiness of the enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the MBS holder could be subject to risk of loss similar to the purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect the Company from losses, and therefore the Company has not provided an allowance for losses on its privately issued MBSs.

U.S. Government and agency obligations at December 31, 1999, had contractual maturities between March 14, 2000 and June 25, 2024. Accrued interest receivable on securities available for sale amounted to approximately $6.9 million and $4.9 million at December 31, 1999 and 1998, respectively.

Corporate debt securities at December 31, 1999, had contractual maturities between February 18, 2004 and May 27, 2029.

On June 30, 1998, the Company transferred the then remaining
$138.2 million of MBSs and $45.4 million of debt securities held to maturity to securities available for sale.

In August 1998, the Company securitized $105.7 million of residential mortgage loans with Fannie Mae. The resulting MBSs were retained and are included in securities available for sale as of December 31, 1999.

4.  LOANS receivable and loans held for sale

Loans receivable, net at December 31, are summarized as follows:

(In thousands)                          1999        1998
First mortgage loans:
Principal balances:
One- to four-family                 $1,330,565     886,405
Multi-family                           268,358     215,542
Commercial                             167,518     163,935
Construction                             3,168       2,731
Partially guaranteed by VA or
  insured by FHA                         1,604       2,205
                                     1,771,213   1,270,818
Less net deferred loan origination
  fees, unearned discounts and
  unamortized premiums                   5,995         966
Total first mortgage loans           1,777,208   1,271,784
Cooperative apartment loans, net         3,669       3,970
Other loans:
Consumer loans                          12,721      17,473
Home equity loans                       11,328      15,173
Other                                    1,899       2,280
Total other loans                       25,948      34,926
                                     1,806,825   1,310,680
Less allowance for loan losses        (16,699)     (13,978)
Total                               $1,790,126   1,296,702

Included in total loans are loans on which interest is not being accrued and loans which have been restructured and for which interest has been reduced or foregone. The principal balances of these loans at December 31 are summarized as follows:

(In thousands)               1999      1998
Non-accrual loans          $ 6,994     6,528
Restructured loans             717     1,857
Total                      $ 7,711     8,385

If interest income on non-accrual loans had been current in accordance with the original terms, approximately $468,000, $425,000 and $736,000 of interest income would have been recorded for the years ended December 31, 1999, 1998 and 1997, respectively. Approximately $144,000, $117,000 and $146,000 of interest income was recognized on non-accrual loans for the years ended December 31, 1999, 1998 and 1997, respectively. The Bank has no obligation to fund any additional monies on these loans.

The amount of interest income that would have been recorded if restructured loans had been performing in accordance with their original terms (prior to being restructured) was approximately $180,000, $396,000 and $197,000 for the years ended December 31,
1999, 1998 and 1997, respectively.

On June 30, 1999, the Company sold $20.5 million of adjustable-rate mortgage ("ARM") loans previously held in portfolio in a bulk sale transaction and recognized a gain of $261,000. The Company retained the right to service the related loans and accordingly recognized a servicing asset of $231,000.

In 1998, the Company sold $83.3 million of ARM loans previously held in portfolio in two separate bulk sale transactions, which settled on December 30, 1998. The Company recognized a net gain of $670,000 as a result of these transactions. The Company sold $68.6 million of the ARM loans servicing released, while $14.7 million of the ARM loans were sold servicing retained. In connection with the latter transaction, the Company recognized a servicing asset of $168,000.

In 1998, the Company securitized $105.7 million of residential mortgage loans with Fannie Mae. The Company retained all of the securities in its AFS portfolio, and is servicing the underlying loans for Fannie Mae. During 1999, the Company sold a portion of these securities and recognized a servicing asset of $242,000. In 1998, the Company also sold $14.0 million of cooperative apartment loans as part of its ongoing efforts to dispose of this portion of its portfolio. The Company recognized a $968,000 gain as a result of this transaction.

At December 31, 1999 and 1998, the aggregate unamortized balance of the Company's servicing assets was $517,000 and $168,000, respectively. The amounts are included in other assets in the Company's consolidated statements of financial condition. The Company amortizes its servicing assets against service fee income in proportion to and over the period of estimated net servicing income. Servicing assets are periodically assessed for impairment based on their fair value.

Loans held for sale, which consisted of, primarily fixed-rate, one- to four-family loans, were $82.7 million and $54.2 million at December 31, 1999 and 1998, respectively. The Bank originates most fixed-rate loans for immediate sale, primarily to private investors on a servicing released basis. During 1999 and 1998, the Company sold $561.7 million and $515.8 million, respectively, in residential mortgage loans to third party investors on a servicing-released basis. During 1999 and 1998, the Company recognized mortgage banking income of $3.7 million and $3.0 million, respectively. Mortgage banking income represents fee income recognized on loans sold in the secondary market, including servicing-released premiums, less the direct costs associated with the acquisition and sale of these loans.

The Bank services for investors first mortgage loans which are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of such loans were approximately $271.7 million and $269.1 million at December 31, 1999 and 1998, respectively.

The geographical location of the Bank's loan portfolio is primarily within the New York City metropolitan area.

Accrued interest receivable on loans amounted to approximately
$8.9 million and $7.2 million at December 31, 1999 and 1998, respectively.

5.  ALLOWANCE FOR LOAN LOSSES
Impaired loans and related reserves have been identified and calculated in accordance with the provisions of SFAS No. 114. The total allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies." As such, the Company has provided amounts for anticipated losses that exceed the immediately identified losses associated with loans that have been deemed impaired. Provisions have been made and reserves established accordingly, based upon experience and expectations, for losses associated with the general population of loans, specific industry and loan types, including residential and consumer loans which are not subject to the provisions of SFAS No. 114.

The following table summarizes information regarding the Company's impaired loans at December 31:

                                                      1999                            1998
                                                  Related                         Related
                                                  Allowance                       Allowance
                                        Recorded  for Loan     Net      Recorded  for Loan     Net
(In thousands)                         Investment  Losses   Investment Investment  Losses   Investment
Residential loans:
With a related allowance                $  -         -          -           982       51         931
Without a related allowance               3,761      -         3,761      3,164      -         3,164
                                          -----      ---       -----      -----      ---       -----
Total residential loans                   3,761      -         3,761      4,146       51       4,095
                                          -----      ---       -----      -----      ---       -----
Multi-family and non-residential loans:
With a related allowance                    825       78         747      1,128      247         881
Without a related allowance               1,639      -         1,639      1,254      -         1,254
                                          -----      ---       -----      -----      ---       -----
Total multi-family and non-residential
  loans                                   2,464       78       2,386      2,382      247       2,135
                                          -----      ---       -----      -----      ---       -----
Total impaired loans                    $ 6,225       78       6,147      6,528      298       6,230
                                          =====      ===       =====      =====      ===       =====

The Company's average recorded investment in impaired loans for the years ended December 31, 1999 and 1998 was $8.5 million and $7.9 million, respectively. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income, amounted to approximately $144,000, $117,000 and $146,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Activity in the allowance for loan losses for the years ended
December 31, is as follows:

(In thousands)                     1999    1998    1997
Balance at beginning of year    $ 13,978  12,528  10,704
Charge-offs:
One- to four-family                 (314)   (435)   (964)
Cooperative                          (34)   (256)   (370)
Multi-family                         -      (708)    -
Non-residential and other         (1,002)   (935)   (352)
Total charge-offs                 (1,350) (2,334) (1,686)
Recoveries                           446   1,119     760
Net charge-offs                     (904) (1,215)   (926)
Provision for loan losses          3,625   2,665   2,750
Balance at end of year           $16,699  13,978  12,528





6.  PREMISES AND EQUIPMENT

Premises and equipment at December 31, are summarized as follows:

(In thousands)                               1999      1998
Land                                       $ 1,475     1,720
Buildings and improvements                  14,006    18,679
Leasehold improvements                      19,110    17,136
Furniture, fixtures and equipment           14,624    13,128
Accumulated depreciation and amortization  (13,287)  (11,454)
Total                                     $ 35,928    39,209

In December 1997, the Company purchased an office building and land in Westbury, New York for its new administrative headquarters. The purchase was consummated under the terms of a lease agreement and Payment-in-lieu-of-Tax ("PILOT") agreement with the Town of Hempstead Industrial Development Agency ("IDA") (see note 14). The Company completed improvements to the building and began using the building as its corporate headquarters in July 1998. The cost of the land and building, including improvements was $12.8 million. The building and improvements are being depreciated on a straight-line basis over thirty-nine years.

During the first quarter of 1999, the Bank sold two administrative offices, located in Woodhaven, New York, in two separate transactions. These properties, which consist of land, buildings and building improvements, had an aggregate net carrying value of approximately $2.4 million at the time of sale. The Bank leased back a portion of one of these buildings to continue its current use as a traditional retail banking branch office and for certain administrative functions. This transaction was accounted for as a sale-leaseback, and the lease is being accounted for as an operating lease. The gain resulting from the sale-leaseback transaction was deferred and is being accreted over the term of the lease as a reduction to the related operating lease expense.

Depreciation and amortization of premises and equipment, included in occupancy and equipment expense, was approximately $4.8 million, $3.1 million and $1.6 million for the years ended
December 31, 1999, 1998 and 1997, respectively.

7.  OTHER ASSETS

Other assets at December 31, are summarized as follows:

(In thousands)                         1999     1998
Remittances due from custodians      $ 1,278   10,037
Net deferred tax asset                18,502    5,424
Excess of cost over the fair value
  of net assets acquired               4,836    6,193
Other                                  8,765   15,613
Total                                $33,381   37,267
8.  DEPOSITS

Deposits at December 31, are summarized as follows:

                                              Weighted
                                              average
(Dollars in thousands)       Amount   Percent  rates
1999
Savings accounts           $ 624,967   30.0%   3.07%
Money market                  64,994    3.1    3.58
NOW                          143,481    6.9    1.27
Demand                       111,738    5.4      -
                             945,180   45.4    2.47
Certificates of deposit    1,135,433   54.6    5.58
Total                     $2,080,613  100.0%   4.17%
1998
Savings accounts          $  547,264   31.8%   3.30%
Money market                  58,984    3.4    3.21
NOW                          130,288    7.6    1.28
Demand                        84,425    4.9     -
                             820,961   47.7    2.63
Certificates of deposit      901,749   52.3    5.60
Total                     $1,722,710  100.0%   4.18%

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to approximately $113.8 million and $84.5 million at December 31, 1999 and 1998, respectively.

Scheduled maturities of certificates of deposit at December 31, are summarized as follows:

                               1999              1998
(Dollars in thousands)    Amount  Percent   Amount  Percent
Within six months      $  661,719   58.3%    553,835   61.4%
Six months to one year    314,376   27.7     214,041   23.7
One to two years           93,497    8.2      62,756    7.0
Over two years             65,841    5.8      71,117    7.9
Total                  $1,135,433  100.0%   $901,749  100.0%

9.  BORROWED FUNDS

Borrowed funds at December 31, are summarized as follows:

(Dollars in thousands)                         1999   1998
Fixed-rate advances from the FHLB of New York:
4.25% to 5.36% due in 1999                   $  -     104,200
3.60% to 5.74% due in 2000                   144,000   62,000
5.29% due in 2001                             20,000   20,000
5.66% due in 2002                             40,000   20,000
5.62% due in 2003                             20,000   20,000
5.00% to 5.38% due in 2008                    49,000   99,000
5.27% to 6.43% due in 2009                   189,000     -
Adjustable-rate advances - FHLB of New York
5.37% due in 2000                             75,000     -
                                             537,000  325,200
Securities sold under agreements to repurchase:
Fixed rate agreements:
5.25% to 5.45% due in 1999                      -      72,290
5.90% to 7.08% due in 2000                   144,386     -
6.27% due in 2002                             16,400   16,400
                                             160,786   88,690
Holding Company Obligated Mandatorily
    Redeemable Capital Securities of Haven
    Capital Trust I at 10.46% due 02/01/27    24,984   24,984
    Capital Trust II at 10.25% due 06/30/29   25,300     -
Debt of Employee Stock Ownership Plan
  (note 12)                                    1,162    1,472
Total                                      $ 749,232  440,346

At December 31, 1999 and 1998, pursuant to a physical pledge collateral agreement, advances from the FHLB of New York were collateralized by MBSs with an estimated fair value of approximately $565.2 million and $467.6 million, respectively. At December 31, 1999 and 1998, advances from the FHLB of New York were also collateralized by U.S. Government and agency obligations with an estimated fair value of approximately $61.5 million and $6.2 million, respectively. At December 31, 1999, the Bank has unused lines of credit totalling $13.5 million with the FHLB of New York.

At December 31, 1999, all securities sold under agreements to repurchase were delivered to primary dealers who arranged the transactions. The securities will remain registered in the name of the Bank and will be returned at maturity. During the years ended December 31, 1999 and 1998, securities sold under agreements to repurchase averaged $180.3 million and $142.3 million, respectively. The maximum amounts outstanding at any month-end were $242.4 million and $191.3 million, respectively. The average interest rate paid during the years ended December 31, 1999 and 1998 were 5.39% and 5.71%, respectively. MBSs with an estimated fair value of approximately $132.4 million and $100.0 million were pledged as collateral at December 31, 1999 and 1998, respectively. In addition, corporate bonds with an estimated fair value of approximately $44.8 million were pledged as collateral at December 31, 1999.

On February 12, 1997, Haven Capital Trust I, a trust formed under the laws of the State of Delaware ("Trust I"), issued $25 million of 10.46% capital securities. The Holding Company is the owner of all the beneficial interests represented by common securities of Trust I. Trust I exists for the sole purpose of issuing Trust I securities (comprised of the capital securities and the common securities) and investing the proceeds thereof in the 10.46% junior subordinated deferrable interest debentures issued by the Holding Company on February 12, 1997, which are scheduled to mature on February 1, 2027. Interest on the capital securities is payable in semi-annual installments, commencing on August 2, 1997. Trust I securities are subject to mandatory redemption (i) in whole, but not in part upon repayment in full, at the stated maturity of the junior subordinated debentures at a redemption price equal to the principal amount of, plus accrued interest on, the junior subordinated debentures, (ii) in whole but not in part, at any time prior to February 1, 2007, contemporaneously with the occurrence and continuation of a special event, defined as a tax event or regulatory capital event, at a special event redemption price equal to the greater of 100% of the principal amount of the junior subordinated debentures or the sum of the present values of the principal amount and premium payable with respect to an optional redemption of the junior subordinated debentures on the initial optional repayment date to and including the initial optional prepayment date, discounted to the prepayment date plus accrued and unpaid interest thereon, and
(iii) in whole or in part, on or after February 1, 2007, contemporaneously with the optional prepayment by the Holding Company of the junior subordinated debentures at a redemption price equal to the optional prepayment price. Subject to prior regulatory approval, if required, the junior subordinated debentures are redeemable during the 12-month periods beginning on or after February 1, 2007, at 105.23% of the principal amounts outstanding, declining ratably each year thereafter to 100%, plus accrued and unpaid interest thereon to the date of redemption. Deferred issuance costs are being amortized over ten years.
On May 26, 1999, Haven Capital Trust II, a Delaware business trust ("Trust II"), completed the offering of $22.0 million of 10.25% capital securities. On June 18, 1999, an additional $3.3 million of capital securities were issued in connection with the exercise of the over-allotment option by the underwriters. The Holding Company is the owner of all of the beneficial interests represented by the common securities of Trust II. Trust II exists for the sole purpose of issuing the Trust II securities (comprised of the capital securities and the common securities) and investing the proceeds thereof in the 10.25% junior subordinated deferrable interest debentures, issued by the Holding Company pursuant to an indenture, which are scheduled to mature on September 30, 2029. The capital securities have a mandatory redemption provision which is triggered by optional prepayment of the junior subordinated debentures. The Chase Manhattan Bank is the Property Trustee of TrustII. During the second quarter, $21.5 million of the proceeds from the sale of capital securities was contributed to the Bank to support the Bank's in-store banking expansion. The remainder of the proceeds was used for general corporate purposes.

10.  FEDERAL, STATE AND LOCAL TAXES

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

Under the Small Business Job Protection Act of 1996 ("1996 Act"), signed into law in August 1996, Section 593 of the Internal Revenue Code ("Code"), the Bank is unable to make additions to the tax bad debt reserves but is permitted to deduct bad debts as they occur. Additionally, the 1996 Act requires institutions to recapture (that is, include in taxable income), over a six-year period, the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987 ("base year"). The Bank's federal tax bad debt reserves at December 31, 1995 exceeded its base year reserves by $2.7 million. This recapture was frozen for 1996 and 1997, whereas, two-sixths of the excess reserves were recaptured into taxable income during the two-year period ended December 31, 1999. The remaining balance at December 31, 1999, to be recaptured into taxable income was $1.8 million. The base year reserves will be subject to recapture, and the Bank could be required to recognize a tax liability, if (i) the Bank fails to qualify as a "bank" for Federal income tax purposes; (ii) certain distributions are made with respect to the stock of the Bank;
(iii) the Bank uses the bad debt reserves for any purpose other than to absorb bad debt losses; and (iv) there is a change in Federal tax law. Management is not aware of the occurrence of any such event.

In response to the Federal legislation, the New York State and New York City tax law has been amended to prevent the recapture of existing tax bad debt reserves and to allow for the continued use of the PTI method to determine the bad debt deduction in computing New York State and New York City tax liability.

The components of the net deferred tax assets at December 31, are as follows:

(In thousands)                              1999      1998
Deferred tax assets:
Difference between financial statement
  credit loss provision and tax
  bad-debt deduction                     $ 7,054     5,952
Non-accrual interest and non-performing
  loan expense                               891       762
Securities marked to market for
  financial statement purposes            13,712      -
Other                                      3,022     2,128
Total deferred tax assets                 24,679     8,842
Deferred tax liabilities:
Recapture of Tax Bad Debt Reserve           (625)     (781)
Securities marked to market for
  financial statement purposes              -         (580)
Basis difference of fixed assets             (60)     (131)
Deferred loan origination costs           (5,421)   (1,854)
Other                                        (71)      (72)
Total deferred tax liabilities            (6,177)   (3,418)
Net deferred tax assets                 $ 18,502     5,424

Income tax expense for the years ended December 31, are
summarized as follows:
(In thousands)                             1999     1998   1997
Current:
Federal                                  $ 5,157    1,486  6,433
State and local                              492      301  1,245
                                           5,649    1,787  7,678
Deferred:
Federal                                    1,194      741   (760)
State and local                               20      398   (780)
                                           1,214    1,139 (1,540)
Total income tax expense                 $ 6,863    2,926  6,138

The following is a reconciliation of statutory Federal income tax expense to the combined effective tax expense for the years ended December 31:
(In thousands)                             1999     1998   1997
Statutory Federal income tax expense     $ 6,815    3,877  6,027
State and local income taxes, net of
  Federal income tax benefit                 333      455    301
Reversal of prior years taxes               -        (785)  -
Other, net                                  (285)    (621)  (190)
Total income tax expense                 $ 6,863    2,926  6,138

The Company did not have a valuation allowance for its deferred tax asset as of December 31, 1999 and 1998. The Company will continue to review the recognition criteria as set forth in SFAS No. 109, "Accounting for Income Taxes," on a quarterly basis and determine the need for a valuation allowance accordingly.

STATE AND LOCAL TAXES
The Company and subsidiaries file combined New York State franchise tax and New York City financial corporation tax returns on a calendar-year basis. The Company's annual tax liability for each year is the greater of a tax on (i) allocated entire net income; (ii) allocated alternative entire net income; (iii) allocated assets to New York State and/or New York City; or (iv) a minimum tax. Operating losses cannot be carried back or carried forward for New York State or New York City tax purposes. The Company has provided for its 1999 New York State and New York City tax liability based on allocated assets to New York State and/or New York City. The Company has provided for New York State and New York City taxes based on entire net income for the years ended December 31, 1998 and 1997. The Company will also file a New Jersey, Pennsylvania and Connecticut tax return for 1999 due to the operation of in-store branches in those states.

11.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS

RETIREMENT PLAN
The Company's Retirement Plan is a qualified, non-contributory defined benefit pension plan covering substantially all of its eligible employees. The Company's policy is to fund pension costs in accordance with the minimum funding requirements of the ERISA, and to provide the Retirement Plan with sufficient assets with which to pay pension benefits to plan participants. Based on an evaluation of the Retirement Plan in 1996, the Bank concluded that future benefit accruals under the Retirement Plan would cease or "freeze" effective June 30, 1996. The Bank recognized a curtailment gain of approximately $266,000 as of June 30, 1996. The Bank made a cash contribution of $352,000 to the Retirement Plan in 1997. There were no contributions to the Retirement Plan in 1998 or 1999.

The following are disclosures related to the Retirement Plan as determined by the Retirement Plan's actuary in accordance with SFAS No. 87 and SFAS No. 132.

The following is a reconciliation of the projected benefit obligation for the years ended December 31, 1999 and 1998, respectively:

(In thousands)                              1999    1998
Projected benefit obligation,
  beginning of year                        $8,758   8,519
Interest cost                                 596     569
Actuarial (gain) loss                        (695)    202
Benefits paid                                (523)   (532)
Projected benefit obligation, end of year  $8,136   8,758

The following is a reconciliation of the change in fair value of Retirement Plan assets for the years ended December 31, 1999 and 1998, respectively:

(In thousands)                              1999    1998
Fair value of plan assets,
  beginning of year                        $9,515   8,819
Actual return on plan assets                1,315   1,228
Benefits paid                                (523)   (532)
Fair value of plan assets, end of year    $10,307   9,515

The following is a reconciliation of the funded status of the Retirement Plan as of December 31, 1999 and 1998, respectively:
(In thousands)                              1999    1998
Pension benefit obligation
    Accumulated benefit obligation         $8,136   8,758
    Additional benefits based on
    estimated future salary levels           -       -
    Projected benefit obligation            8,136   8,758
Fair value of plan assets                  10,307   9,515
Funded status                               2,171     757
Unrecognized net gain                      (1,439)   (261)
Prepaid pension cost                         $732     496

The following is a reconciliation of net periodic pension benefit for the years ended December 31, 1999, 1998 and 1997:
(In thousands)                               1999    1998   1997
Interest cost                                $596     569    557
Expected return on plan assets               (832)   (768)  (746)
Net periodic pension benefit                $(236)   (199)  (189)

Actuarial assumptions used to account for the Retirement Plan include the following:
                                             1999    1998   1997
Discount rate                               7.75%   6.75%  6.75%
Expected long-term rate of return           9.00%   9.00%  9.00%
Rate of increase in compensation levels      NA      NA     NA

THRIFT INCENTIVE SAVINGS PLAN
The Bank's 401(k) Plan provides for employee contributions on a pre-tax basis up to a maximum of 16% of total compensation, with matching contributions to be made by the Bank, not to exceed employee contributions greater than 6% of total compensation. The Bank matched employee contributions which totaled $357,000, $234,000 and $199,000 for the years ended December 31, 1999, 1998 and 1997.

SUPPLEMENTAL EXECUTIVE RETIREMENT BENEFITS
In 1999, the Company entered into a Company Employment Agreement setting forth the supplemental executive retirement benefits for the Chairman and Chief Executive Officer. The Company Employment Agreement restates, modifies and supersedes the Employment Agreements, dated November 18, 1994 and September 21, 1995, the Amendatory Agreement dated May 28, 1997 and the Bank Employment Agreement, dated May 28, 1997. The Company Employment Agreement entitles the Chairman and Chief Executive Officer, in addition to the severance benefits contained within the agreement, to the supplemental executive retirement benefits due to him under the Retirement Plan, the 401(k) Plan, the ESOP and any other benefit plan of which he is a participant, had the federal income tax law limitations on the accrual of benefits under these plans not been applicable. During 1999, 1998 and 1997, the Bank accrued $190,000, $180,000 and $50,000, respectively, in supplemental executive retirement benefits. On December 31, 1999 and 1998 the accumulated supplemental executive retirement benefit obligation was $56,000 and $58,000, respectively. On December 31, 1999 and 1998 the projected supplemental executive retirement benefit obligation was $56,000 and $58,000, respectively. In 1999, the Company decided not to reinstate future benefit accruals under the Retirement Plan. As a result, the accumulated and projected supplemental executive retirement benefit obligations as of December 31, 1999, were substantially reduced. The accumulated and projected supplemental executive retirement benefit obligations as of December 31, 1998, were restated to conform with the 1999 presentation.

The Bank also has a Supplemental Retirement Agreement for the former Chairman of the Board. The Supplemental Retirement Agreement is unfunded and provides for an annual retirement benefit of $120,000 for 10 years after retirement which occurred in 1995. The Supplemental Retirement Agreement also provides for a lump sum benefit of $1.2 million payable to the estate of the former Chairman of the Board in the event of his death prior to retirement, or in the event of a hostile change in control after retirement but prior to the payment of the entire benefit; any unpaid benefit shall be paid in a lump sum. The Company had accrued the entire $1.2 million liability under the unfunded plan as of December 31, 1995.

POST-RETIREMENT LIFE INSURANCE BENEFITS
The Company provides life insurance coverage to retirees under an unfunded plan ("Post-retirement Plan"). Life insurance coverage in the first year of retirement is equal to three times annual pay at retirement, reduced by 10% (the "reduction amount"). For the next four consecutive years, life insurance coverage will be reduced each year by the reduction amount. The maximum benefit will be $50,000 on the earlier of: (a) the fifth anniversary of retirement; or (b) attaining age 70.

The following are disclosures related to the Company's Post-retirement Plan as provided by the Post-retirement Plan's actuary in accordance with SFAS No.s 106 and 132.

The following is a reconciliation of the accumulated post-
retirement benefit obligation ("APBO") for the years ended
December 31, 1999 and 1998:
(In thousands)                          1999     1998
APBO, beginning of year               $ 1,445    1,268
Service cost                               70       63
Interest cost                              94       85
Actuarial (gain) loss                    (166)      38
Benefits paid                             (94)      (9)
APBO, end of year                     $ 1,349    1,445

The following is a reconciliation of the funded status of the Post-retirement Plan as of December 31, 1999 and 1998, respectively:
(In thousands)                                   1999    1998
APBO - Retirees and dependents                  $ 540     632
APBO - Actives fully eligible to retire           382     278
APBO - Actives not yet fully eligible to retire   427     535
Projected benefit obligation                    1,349   1,445
Fair value of plan assets                        -       -
Funded status                                  (1,349) (1,445)
Unrecognized transition liability                 253     278
Unrecognized net loss                             367     563
Unrecognized prior service cost                   (68)    (78)
Accrued post-retirement benefit liability       $(797)   (682)

The following is a reconciliation of net periodic post-retirement benefit cost for the years ended December 31, 1999, 1998 and 1997:
(In thousands)                               1999  1998  1997
Service cost                               $  70    63    55
Interest cost                                 94    85    77
Amortization of transition obligation         25    25    25
Amortization of unrecognized gain or loss     30    31    28
Amortization of unrecognized prior service
  liability                                  (10)  (10)   (4)
Net periodic post-retirement cost          $ 209   194   181

Actuarial assumptions used to account for the plan include the following:
                                         1999   1998   1997
Discount rate                            7.75%  6.50%  6.75%
Rate of increase in compensation levels  4.50%  4.50%  4.50%

12.  STOCK PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
The Bank established for eligible employees an ESOP in connection with the Conversion. The ESOP borrowed $3.5 million from an unrelated third party lender and purchased 694,312 common shares issued in the Conversion. The Bank is expected to make scheduled cash contributions to the ESOP sufficient to service the amount borrowed over a period not to exceed 10 years. The unpaid balance of the ESOP loan is included in borrowed funds and the unamortized balance of unearned compensation is shown as unallocated common stock held by the ESOP reflected as a reduction of stockholders' equity. As of December 31, 1999, total contributions to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled approximately $3.4 million. On December 31, 1999, the loan had an outstanding balance of $1.2 million and an interest rate of 7.81%. The loan, as amended on December 29, 1995, is payable in thirty-two equal quarterly installments beginning December 1995 and ending September 2003. The loan bears interest at a floating rate based on the federal funds rate plus 250 basis points. Dividends declared on common stock held in a participant's ESOP account are allocated to such participant's account. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant are used to repay the ESOP loan. The Company recorded $889,000, $922,000 and $1.2 million of ESOP expense, based on the fair market value of the shares allocated, for the years ended December 31, 1999, 1998 and 1997, respectively. On December 31, 1999, there were 244,365 shares remaining for future allocation, of which 57,604 shares will be allocated for the 1999 year in the first quarter of 2000.
RECOGNITION AND RETENTION PLANS
The Bank has established several Recognition and Retention Plans ("RRPs") which purchased in the aggregate 297,562 shares of common stock in the Conversion. The Bank contributed $1.5 million to fund the purchase of the RRP shares. In 1995, the RRP for officers and other key employees was amended to increase the number of shares of common stock which may be granted by 19,836 shares and such shares were contributed to the RRP from treasury stock. During 1996, the remaining previously unallocated shares totaling 17,202 were awarded to directors and officers. In 1998, the RRP for directors was amended to increase the number of shares of common stock which may be granted by 9,916 shares and such shares were contributed to the RRP from treasury stock. The fair market value of these shares at the dates of the awards will be amortized as compensation expense as participants become vested. Participants generally become vested over a three or five year period beginning on the date of the award. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity. For the years ended December 31, 1999, 1998 and 1997, respectively, $92,000, $200,000 and $168,000 of expense has been recognized.

STOCK OPTION AND INCENTIVE PLANS
In 1993, the Holding Company adopted the Haven Bancorp, Inc. 1993 Stock Option Plan for Outside Directors (the "1993 Directors Plan") and the Haven Bacorp, Inc. 1993 Incentive Stock Option Plan (the "1993 Stock Plan") of the Bank. The number of shares of common stock reserved for issuance under the stock option plans was equal to 10% of the total number of shares of common stock issued pursuant to the Bank's Conversion to the stock form of ownership. In 1995, the 1993 Stock Plan was amended to increase the number of shares for which stock options may be granted by 69,430 shares. All options awarded to employees vest over a three year period beginning one year from the date of grant. The stock options awarded to directors become excercisable one year from the date of grant. The option exercise price cannot be less than the fair market value of the underlying common stock as of the date of the option grant, and the maximum option term cannot exceed ten years from the date of grant. In 1998, the 1993 Directors Plan was amended to increase the number of shares for which stock options may be granted by 29,754 shares. None of these shares have been granted as of December 31, 1999.

In 1996, the Holding Company adopted the 1996 Stock Incentive Plan which provided 420,000 shares for the grant of options and restricted stock awards. In 1998, effective upon shareholder approval, the 1996 Stock Incentive Plan was amended to increase the number of shares for which options and restricted stock awards may be granted by 41,998 shares. During 1998 and 1997, respectively, an aggregate of 14,384 and 8,988 shares of restricted stock were granted to directors, officers and employees. No shares of restricted stock were granted in 1999. Shares of restricted stock granted to directors vest six months from the date of grant. Shares granted to officers and employees vest over a three year period beginning one year from the date of grant. All shares were recorded as unearned compensation at their fair market value on the date of the award (which is reflected as a reduction of stockholders' equity), to be amortized to expense over the vesting period. During 1999, 1998 and 1997, an aggregate of 206,500, 134,200 and 34,100 options, respectively, were granted to directors and officers under the 1996 Stock Incentive Plan, which vest over a three year period beginning one year from the date of grant. During 1999, an aggregate of 42,903 shares of restricted stock were granted to directors, officers and employees.

The following table summarizes certain information regarding the stock option plans:

                                                     Number of shares of
                                                       Non-      Non-     Weighted
                                           Incentive Statutory Qualified  Average
                                             Stock     Stock   Options to Exercise
                                            Options   Options  Directors   Price
Balance outstanding at December 31, 1996    427,764   487,232   409,562    7.54
Granted                                      14,100      -       20,000   17.09
Forfeited                                      -         -      (12,000)  12.14
Exercised                                   (16,594)     -      (98,388)   6.61
Balance outstanding at December 31, 1997    425,270   487,232   319,174    7.90
Granted                                     134,200      -         -      22.91
Forfeited                                      -         -         -        -
Exercised                                   (23,414)     -      (37,194)   8.01
Balance outstanding at December 31, 1998    536,056   487,232   281,980    9.44
Granted                                     156,500      -       50,000   13.80
Forfeited                                   (18,000)     -         -      20.47
Exercised                                   (14,994)     -      (91,194)   7.05
Balance outstanding at December 31, 1999    659,562   487,232   240,786   10.13
Shares exercisable at December 31, 1999     423,562   487,232   184,119    8.44

The fair value of each share grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 2.14% in 1999 and 1998 and 1.45% in 1997; expected volatility rates of 42.17% to 43.51% in 1999, 28.05% to 39.24% in 1998, and 26.95% in 1997;
risk-free interest rates of 6.29% in 1999, 4.59% in 1998 and 5.68% to 5.81% in 1997; and expected lives of 3 years for the 1993 Stock Plan, 8 years for the 1993 Directors Plan, 3 years for grants to officers and employees under the 1996 Stock Incentive Plan and 8 years for grants to directors under that plan.

Had compensation cost for the Company's three stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below for the years ended December 31:

(In thousands, except per share data)   1999   1998    1997
Net income:  As reported             $ 12,607  8,150  11,083
Pro forma                              12,095  7,560  10,557
Net income per common share:
Basic  As reported                     $ 1.44   0.95    1.32
Pro forma                                1.38   0.88    1.25
Diluted As reported                    $ 1.38   0.89    1.24
Pro forma                                1.32   0.83    1.18

13.  EARNINGS PER SHARE
The computation of basic and diluted EPS for the years ended
December 31, is presented in the following table.

(In thousands, except share and
  per share data)                     1999       1998       1997
Numerator for basic and diluted
  earnings per share-net income $ 12,607 8,150 11,083 Denominator for basic earnings per
  share"weighted-average shares   8,749,336  8,596,884  8,420,321
Effect of dilutive options          416,526    561,919    493,437
Denominator for diluted earnings
  per share"weighted-average number
  of common shares and dilutive
  potential common shares         9,165,862  9,158,803  8,913,758
Basic earnings per share             $ 1.44       0.95      $1.32
Diluted earnings per share           $ 1.38       0.89      $1.24

14.  COMMITMENTS and CONTINGENCIES

LEASE COMMITMENTS
At December 31, 1999, the Company was obligated under several noncancelable operating leases on property used for office space and banking purposes. Several of the leases contain escalation clauses which provide for increased rentals, primarily based upon increases in real estate taxes. Rent expense under these leases was approximately $5.2 million, $4.2 million and $1.7 million for the years ended December 31, 1999, 1998 and 1997, respectively. The projected minimum rental payments under the terms of the noncancelable leases at December 31, 1999 are as follows:

     Years ending December 31,   (In thousands)
     2000        $ 5,130
     2001          4,704
     2002          3,569
     2003          2,092
     2004          1,516
     Thereafter   12,772
                $ 29,783

Sixty-three in-store branches have opened through December 31, 1999, and the leases related thereto are reflected in the table above.

Under the IDA and PILOT agreements discussed in note 6, the Bank assigned the building and land at its Westbury headquarters to the IDA, is subleasing it for $1 per year for a 10 year period and will repurchase the building for $1 upon expiration of the lease term in exchange for IDA financial assistance.
LOAN COMMITMENTS
The Company had outstanding commitments totaling $258.4 million to originate loans at December 31, 1999, of which $112.0 million were fixed-rate loans and $146.4 million were variable rate loans. For fixed-rate loan commitments at December 31, 1999, the interest rates on mortgage loans ranged from 4.00% to 12.75%. The standard commitment term for these loans is 45 days. Loan commitments are made at current rates and no material difference exists between book and market values of such commitments.

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

The Company delivers, primarily fixed-rate, one- to four-family mortgage loans to investors in the secondary market under "best efforts" commitments. Loans to be sold are generally committed at the time the borrower's mortgage interest rate is "locked-in". At December 31, 1999, the Company had $109.3 million of "locked-in" fixed rate one- to four-family mortgage loans. The best efforts commitment term is generally 70 days from the "lock-in" date.
In connection with the securitization and sale of $48.6 million of cooperative apartment loans in 1994, a letter of credit totaling $6.8 million was established with the FHLB. The letter of credit provides a level of protection of approximately 14% to the buyer against losses on the cooperative apartment loans sold behind a pool insurance policy the Bank purchased which provides a level of protection of approximately 20%. The letter of credit totalled $6.8 million at December 31, 1999.

LITIGATION AND LOSS CONTINGENCY
In February, 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of the Bank. At December 31, 1999, the Bank has a class action lawsuit related thereto pending, whereby the plaintiffs are seeking recovery of approximately $12.9 million in actual damages and an additional $12.9 million of unspecified damages. The Bank's ultimate liability, if any, which might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against these actions and has and will continue to defend its position. Accordingly, no provision for any liability that may result upon adjudication has been recognized in the accompanying consolidated financial statements. The Company is involved in various legal actions arising in the ordinary course of business, which in the aggregate, are believed by management to be immaterial to the financial position of the Company.

15.  STOCKHOLDERS' EQUITY
At the time of its conversion to a stock savings bank, the Bank established a liquidation account in an amount equal to its total retained earnings as of June 30, 1993. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank, after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance of the liquidation account was approximately $13.0 million at December 31, 1999.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock, if the effect would cause stockholders' equity to be reduced below the amount required for the liquidation account, applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements. Office of Thrift Supervision ("OTS") regulations limit all capital distributions by the Bank to the Company, including dividend payments. As the subsidiary of a savings and loan holding company, the Bank must file a notice with the OTS prior to making a capital distribution. In addition, if the total amount of all capital distributions for a calendar year would exceed net income for that year to date plus the retained net income for the preceding two years, then, prior to making a capital distribution, the Bank would be required to apply for the prior approval of the OTS. Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of future dividends may depend upon dividends from the Bank.

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

As of December 31, 1999, the Bank has been categorized as "well capitalized" by the OTS under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The following table sets forth the required ratios and amounts, and the Bank's actual capital amounts, and ratios at December 31:

                                                              To Be Well Capitalized
                                               For Capital    Under Prompt Corrective
                               Actual       Adequacy Purposes    Action Provisions
(Dollars in thousands)     Amount  Ratio(3)   Amount  Ratio        Amount  Ratio
1999
Tangible Capital         $168,926   5.62%   $ 60,073   2.00%         N/A      N/A
Core Capital (1)          168,926   5.62     120,147   4.00        150,183   5.00
Risk-based Capital (2)    184,485  11.83     124,707   8.00        155,884  10.00
1998
Tangible Capital         $130,597   5.43%   $ 48,087   2.00%         N/A      N/A
Core Capital (1)          130,597   5.43      96,173   4.00       $120,216   5.00%
Risk-based Capital (2)    144,104  11.96      96,404   8.00        120,505  10.00

(1) Under the OTS's prompt corrective action regulations (i) the tangible capital requirement was effectively increased from 1.50% to 2.00%, because under these regulations an institution with less than 2.00% tangible capital is classified as "critically undercapitalized" and (ii) the core capital requirement was effectively increased from 3.00% to 4.00% because under these regulations an institution with less than 4.00% core capital is classified as "undercapitalized."
(2) The OTS requirement that an interest rate risk component be incorporated into its existing risk-based capital standard has been indefinitely deferred by the OTS. However, the Bank does not believe that its risk-based capital requirement would be materially affected as a result of the interest rate risk component.
(3) For tangible and core capital, the ratio is to adjusted total assets. For risk-based capital, the ratio is to total risk-weighted assets.

STOCKHOLDER RIGHTS PLAN
On January 26, 1996, the Board of Directors of the Holding Company adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, which expires in February, 2006, the Board declared a dividend of one right on each outstanding share of the Holding Company's common stock, which was paid on February 5, 1996 to stockholders of record on that date (the "Rights"). Until it is announced that a person or group has acquired 10% or more of the outstanding common stock of the Holding Company (an "Acquiring Person") or has commenced a tender offer that could result in the ownership of 10% or more of such common stock, the Rights are initially redeemable for $.01 each, are evidenced solely by the Holding Company's common stock certificates, automatically trade with the Holding Company's common stock and are not exercisable. Following any such announcement, separate Rights would be distributed, with each Right entitling its owner to purchase participating preferred stock of the Holding Company having economic and voting terms similar to those of one share of the Holding Company's common stock for an exercise price of $45. Upon announcement that any person or group has become an Acquiring Person and unless the Board acts to redeem the Rights, then twenty business days thereafter (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferee thereof, which become void) will entitle the holder to purchase, for the $45 exercise price, a number of shares of the Holding Company's common stock having a market value of $90. In addition, if after an Acquiring Person gains control of the Board, the Holding Company is involved in a merger or sells more than 50% of its assets or assets generating more than 50% of its operating income or cash flow, or has entered into an agreement to do any of the foregoing (or an Acquiring Person is to receive different treatment than all other stockholders), each Right will entitle its holder to purchase, for the $45 exercise price, a number of shares of common stock of the Acquiring Person having a market value of $90. If any person or group acquires more than 50% of the outstanding common stock of the Holding Company, the Board may, at its option, exchange one share of such common stock for each Right. The Rights may also be redeemed by the Board for $0.01 per Right prior to the Flip-in Date.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" requires the Company to disclose estimated fair values for substantially all of its financial instruments. The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The following table summarizes the carrying values and estimated fair values of the Company's on-balance sheet financial instruments at December 31:

                                                       1999                  1998
                                                          Estimated             Estimated
                                                Carrying    Fair      Carrying    Fair
(In thousands)                                   Value      Value      Value      Value
Financial Assets:
Cash and cash equivalents                      $  42,717    42,717      44,808    44,808
Securities available for sale                    937,299   937,299     889,251   889,251
Loans held for sale                               82,709    82,709      54,188    54,188
FHLB-NY stock                                     27,865    27,865      21,990    21,990
Loans receivable, net                          1,790,126 1,727,837   1,296,702 1,313,057
Accrued interest receivable                       15,825    15,825      12,108    12,108
Financial Liabilities:
Deposits                                       2,080,613 2,075,948   1,722,710 1,727,676
Borrowed funds                                   749,232   746,259     440,346   446,813
Due to broker                                       -         -         97,458    97,458
Accrued interest payable                           2,774     2,774       1,670     1,670

The methods and significant assumptions used to estimate fair values for different categories of financial instruments are as follows:

Cash and cash equivalents - The estimated fair values of cash and cash equivalents are assumed to equal the carrying values as these financial instruments are either due on demand or mature within 90 days.

Securities available for sale - Estimated fair value for substantially all of the Company's bonds, notes and equity securities are based on market quotes as provided by an independent pricing service. For MBSs, the Company obtains bids from broker dealers to estimate fair value. For those occasional securities for which a market price cannot be obtained, market prices of comparable securities are used.

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

Commercial real estate and other loans - Estimated fair value is based on discounted cash flow analysis which takes into account the contractual coupon rate and maturity date of each loan. A discount rate is determined based on the U.S. Treasury yield curve, the prime rate or LIBOR plus a pricing spread, depending on the index to which the product is tied. For potential problem loans, the present value result is separately adjusted downward consistent with management's assumptions regarding the value of any collateral underlying the loans.

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

The estimated fair value of commitments to extend credit is estimated using the fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. Generally, for fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed interest rates. The estimated fair value of these off-balance sheet financial instruments resulted in no unrealized gain or loss at December 31, 1999 and 1998.

17.  PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS
The condensed financial statements of the Holding Company (parent company only) are as follows:

Parent Company Condensed Statements of Financial Condition
                                                   December 31,
(In thousands)                                    1999     1998
Assets:
Cash and money market investments               $ 3,809    1,730
Securities available for sale                     1,445    2,569
Other assets                                      3,980    3,826
Investment in net assets of Bank                147,028  137,217
Investment in net assets of other subsidiaries    4,404    2,073
Total assets                                    160,666  147,415
Liabilities:
Junior subordinated debt issued to Haven
    Capital Trust I                              25,774   25,774
    Capital Trust II                             26,083     -
Other liabilities, net                            3,226    1,774
Total liabilities                                55,083   27,548
Total stockholders' equity                      105,583  119,867
Total liabilities and stockholders' equity    $ 160,666  147,415

Parent Company Only Condensed Statements of Operations
                                         Years Ended December 31,
(In thousands)                             1999    1998    1997
Dividend from Bank                       $ -      2,500    -
Dividend from Trust                         134      81      72
Interest income                             216     345     514
Interest expense                         (4,285) (2,697) (2,389)
Other operating expenses, net            (1,317) (1,148)   (935)
(Loss) before income tax
    benefit and equity in undistributed
    net income of Bank                   (5,252)   (919) (2,738)
Income tax benefit                         (142) (1,403) (1,277)
Net (loss) income before equity in
    undistributed net income of Bank     (5,110)    484  (1,461)
Equity in undistributed net income of
  Bank                                   17,717   7,666  12,544
Net income                              $12,607   8,150  11,083

Parent Company Only Condensed Statements of Cash Flows

                                                       Years Ended December 31,
(In thousands)                                          1999     1998     1997
Operating activities:
Net income                                            $12,607    8,150   11,083
Adjustments to reconcile net income to net cash
  used in operating activities:
Equity in undistributed net income of the Bank        (17,717)  (7,666) (12,544)
Gain on sale of interest earning assets                  -        (109)    -
Increase in other assets                                 (154)      (3)  (3,462)
Increase (decrease) in other liabilities                1,452   (1,878)   3,189
Net cash used in operating activities                  (3,812)  (1,506)  (1,734)
Investing activities:
Purchases of securities available for sale               -      (2,135)  (4,095)
Proceeds from sales of securities available for sale    1,067    3,704     -
Additional investment in the Bank                     (21,737)    -     (14,007)
Investment in net assets of other subsidiaries          2,331   (1,283)    -
Net cash (used in) provided by investing activities   (18,339)     286  (18,102)
Financing activities:
Proceeds from issuance of debt                         26,083     -      24,984
Payment of common stock dividends                      (2,599)  (2,627)  (2,598)
Exercise of stock options                                 747      360      760
Net cash (used in) provided by financing activities    24,231   (2,267)  23,146
Net increase (decrease) in cash                         2,080   (3,487)   3,310
Cash at beginning of year                               1,730    5,217    1,907
Cash at end of year                                   $ 3,810    1,730    5,217







18.  QUARTERLY FINANCIAL DATA (Unaudited)

The following table is a summary of financial data by quarter for the years ended December 31, 1999 and 1998:

                                               1999                                        1998
(Dollars in thousands,         1st        2nd        3rd        4th        1st        2nd        3rd        4th
  except for share data)     Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
Interest income             $  40,480     44,236     48,478     50,669     34,963     36,732     39,979     40,011
Interest expense               24,274     26,316     29,926     32,390     21,469     22,582     25,041     24,684
Net interest income before
    provision for loan losses  16,206     17,920     18,552     18,279     13,494     14,150     14,938     15,327
Provision for loan losses         675        880      1,035      1,035        670        650        670        675
Net interest income after
    provision for loan losses  15,531     17,040     17,517     17,244     12,824     13,500     14,268     14,652
Non-interest income             8,798      9,028      8,115      8,427      4,459      4,406      7,763      9,217
Non-interest expense           20,126     20,729     20,792     20,583     14,067     16,204     19,389     20,353
Income before income
    tax expense                 4,203      5,339      4,840      5,088      3,216      1,702      2,642      3,516
Income tax expense              1,603      2,011      1,890      1,359      1,067        471        402        986
Net income                    $ 2,600      3,328      2,950      3,729      2,149      1,231      2,240      2,530
Net earnings per common share:
Basic                          $ 0.30       0.38       0.34       0.42       0.25       0.14       0.26       0.29
Diluted                        $ 0.29       0.37       0.32       0.40       0.24       0.13       0.24       0.28
Weighted average number of
  shares outstanding:
                    Basic   8,634,171  8,723,706  8,760,665  8,791,511  8,526,864  8,567,111  8,590,777  8,611,172
                    Diluted 9,021,614  9,076,293  9,212,577  9,226,025  9,129,745  9,247,139  9,207,719  9,014,489
















Independent Auditors' report

To The Board of Directors and Stockholders of
Haven Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Haven Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Haven Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


KPMG LLP
Melville, New York
January 27, 2000

Directors and officers

Directors
Haven Bancorp, Inc. and CFS Bank

Philip S. Messina
Chairman of the Board

George S. Worgul
Former Chairman of the Board and Retired President of Haven
Bancorp, Inc. and CFS Bank

Robert M. Sprotte
President, Schmelz Bros., Inc.
President, RDR Realty Corp.
President, Three Rams Realty

Michael J. Fitzpatrick
C.P.A., Financial Consultant
Retired, former Vice President, National Thrift Director,
E.F. Hutton & Co.

William J. Jennings II
President and Chief Operating Officer

Michael J. Levine
President, Norse Realty Group Inc. & Affiliates
Partner, Levine & Schmutter, CPAs

Msgr. Thomas J. Hartman
Director of Radio and Television for the Diocese of Rockville
Centre

Michael A. McManus, Jr.
President and Chief Executive Officer, Misonex, Inc.

Hanif Dahya
President and Chief Executive Officer, Farah Ashley Capital

Executive Officers
Haven Bancorp, Inc. and CFS Bank

Philip S. Messina
Chairman of the Board and Chief Executive Officer

William J. Jennings II
President and Chief Operating Officer

Thomas J. Seery
Executive Vice President, Operations

Catherine Califano
Senior Vice President and Chief Financial Officer

Mark A. Ricca
Senior Vice President, Residential and Consumer Lending and
Secretary

Dennis Hodne
Senior Vice President, Retail Banking

James J. Carpenter
Senior Vice President, Commercial Real Estate Lending

Stockholder Information

Administrative Headquarters
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590
(516) 683-4100

Annual Meeting
The annual meeting of stockholders will be held on Wednesday, May 17, 2000 at 9:00 A.M., at the Huntington Hilton, 598 Broadhollow Road, Melville, New York, 11747. A notice of the meeting, a proxy statement and a proxy form are included with this mailing to stockholders of record as of March 29, 2000.

Common Stock Information
Haven Bancorp common stock is traded on the Nasdaq National
Market under the symbol HAVN. The table below shows the reported high and low sales prices of the common stock during the periods indicated in 1999 and 1998.

                     1999             1998
                 High    Low      High    Low
First Quarter   16 1/8  12 3/4   25      19 7/8
Second Quarter  16 1/2  10 1/2   28 3/4  24 3/4
Third Quarter   19      14 9/16  26 2/4  14 3/8
Fourth Quarter  17 1/8  14 3/8   17 5/8  10 3/8

As of March 22, 2000, the Company had approximately 406 stockholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks. At December 31, 1999, there were 9,000,237 shares of common stock outstanding.

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

Annual Report on Form 10-K
A copy of the annual report on Form 10-K for the year ended
December 31, 1999, as filed with the Securities and Exchange
Commission, is available to stockholders (excluding exhibits) at no charge, upon written requests to:

Investor Relations
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590
** World Wide Web Site: http://www.cfsb.com

Locations
Administrative Headquarters
Haven Bancorp, Inc.
615 Merrick Avenue, Westbury, NY 11590
CFS Bank Locations
Woodhaven
93-22 Jamaica Avenue, Woodhaven, NY 11421
Forest Parkway
80-35 Jamaica Avenue, Woodhaven, NY 11421
Forest Hills
106-19 Continental Avenue, Forest Hills, NY 11375
Ozone Park
98-16 101st Avenue, Ozone Park, NY 11416
Howard Beach
82-10 153rd Avenue, Howard Beach, NY 11414
Rockaway
104-08 Rockaway Beach Boulevard, Rockaway, NY 11694
Bellerose
244-19 Braddock Avenue, Bellerose, NY 11426
Snug Harbor
343 Merrick Road, Amityville, NY 11701
CFS Bank Supermarket Branches
NEW YORK
ATLANTIC TERMINAL in Pathmark Supermarket
625 Atlantic Avenue and Fort Green Pl., Brooklyn, NY 11217
BALDWIN in Pathmark Supermarket
1764 Grand Avenue, Baldwin, NY 11510
BAY SHORE in ShopRite Supermarket
1905 Sunrise Hwy., Bayshore, NY 11706
BORO PARK in Pathmark Supermarket
1245 61st Street, Boro Park, NY 11219
BRENTWOOD in Pathmark Supermarket
101 Wicks Road, Brentwood, NY 11717
CENTEREACH in Pathmark Supermarket
2150 Middle Country Road, Centereach, NY 11746
COMMACK in Pathmark Supermarket
6070 Jericho Turnpike, Commack, NY 11725
EAST ISLIP in Edwards Super Food Stores
2650 Sunrise Highway, East Islip, NY 11730
EAST MEADOW in Pathmark Supermarket
1897 Front Street, East Meadow, NY 11554
EAST ROCKAWAY in Pathmark Supermarket
492 East Atlantic Ave., East Rockaway, NY 11518
FARMINGVILLE in Edwards Super Food Store
2350 North Ocean Ave., Farmingville, NY 11738
FLUSHING in Pathmark Supermarket
155-15 Aguilar Ave, Flushing, NY 11367
FRANKLIN SQUARE in Pathmark Supermarket
460 Franklin Ave., Franklin Square, NY 11010
GOWANUS in Pathmark Supermarket
1-37 12th St., Brooklyn, NY 11205
GREENVALE in Pathmark Supermarket
130 Wheatley Plaza, Greenvale, NY 11548
HAUPPAUGE in ShopRite Supermarket
335 Nesconset Highway, Hauppauge, NY 11788
HOLBROOK in Pathmark Supermarket
5801 Sunrise Highway, Sayville, NY 11741
ISLIP in Pathmark Supermarket
155 Islip Avenue, Islip, NY 11751
JERICHO in Pathmark Supermarket
360 North Broadway, Jericho, NY 11753
LEVITTOWN in Pathmark Supermarket
3535 Hempstead Turnpike, Levittown, NY 11756
LONG ISLAND CITY in Pathmark Supermarket
42-02 Northern Blvd., Long Island City, NY 11100
MASSAPEQUA in Grand-Union Mini-branch
941 Carmans Road, Massapequa, NY 11758
MEDFORD in Edwards Super Food Stores
700-60 Patchogue-Yaphank Road, Medford, NY 11763
MONSEY in Pathmark Supermarket
45 Route 59, Monsey, NY 10952
MT. VERNON in Pathmark Supermarket
1 Pathmark Plaza, East 2nd & 3rd Ave., Mount Vernon, NY 10550
NANUET in Pathmark Supermarket
195 Rockland Center, Route 59 East, Nanuet, NY 10954
NEW HYDE PARK in Pathmark Supermarket
2335 New Hyde Park Road, New Hyde Park, NY 11040
NORTH BABYLON in Pathmark Supermarket
1251 Deer Park Avenue, North Babylon, NY 11703
NORTH YONKERS in Pathmark Supermarket
2540 Central Park Avenue, North Yonkers, NY 10710
OZONE PARK in Pathmark Supermarket
92-10 Atlantic Avenue, Ozone Park, NY 11416
PATCHOGUE in Pathmark Supermarket
395 Route 112, Patchogue, NY 11772
PIKE SLIP in Pathmark Supermarket
227 Cherry Street, New York, NY 10002
PORT CHESTER in Pathmark Supermarket
130 Midland Avenue, Port Chester, NY 10573
PORT JEFFERSON in Pathmark Supermarket
5145 Nesconset Hwy., Port Jefferson, NY 11776
SEAFORD in Pathmark Supermarket
4055 Merrick Road, Seaford, NY 11783
SHIRLEY in Pathmark Supermarket
800 Montauk Highway, Shirley, NY 11967
SPRINGFIELD GARDENS in Pathmark Supermarket
134-40 Springfield Blvd. Springfield Gardens, NY 11413
STARRETT CITY in Pathmark Supermarket
111-10 Flatlands Avenue, Brooklyn, NY 11207
STATEN ISLAND in Pathmark Supermarket
1351 Forest Avenue, Staten Island, NY 10302
STATEN ISLAND in Pathmark Supermarket
2875 Richmond Avenue, Staten Island, NY 10306
STATEN ISLAND in ShopRite Supermarket
2424 Hylan Blvd, Staten Island, NY 10306
UNIONDALE in ShopRite Supermarket
1121 Jerusalem Avenue, Uniondale, NY 11553
WEST BABYLON in Pathmark Supermarket
531 Montauk Highway, West Babylon, NY 11704
WEST BABYLON in Edwards Super Food Store
575 Montauk Highway, West Babylon, NY 11704
WHITESTONE in Pathmark Supermarket
31-06 Farrington Street, Whitestone, NY 11357
WOODBURY in Pathmark Supermarket
81-01 Jericho Turnpike, Woodbury, NY 11797
YONKERS in Pathmark Supermarket
1757 Central Park Avenue, Yonkers, NY 10710
New JERSEY
BOUND BROOK in ShopRite Supermarket
Route 28 & Union Avenue, Bound Brook, NJ 08805
BRICKTOWN in ShopRite Supermarket
Rt. 70 & Chambers Bridge Road, Bricktown, NJ 08723
HACKENSACK in ShopRite Supermarket
S. River St. & E. Main Moonachie Rd.,Hackensack, NJ 07601
HILLSIDE in Shoprite Supermarket
367 Highway 22 West, Hillside, NJ 07205
PALISADES PARK in ShopRite Supermarket
201 Roosevelt Place, Palisades Park, NJ 07650
WAYNE in ShopRite Supermarket
625 Hamburg Turnpike, Wayne, NJ 07470
WEST LONG BRANCH in ShopRite Supermarket
145 Highway 36, West Long Branch, NJ 07764
WEST MILFORD in ShopRite Supermarket
23 Marshall Hill Road, West Milford, NJ 07480
CONNECTICUT
ANSONIA In Big Y Supermarket
404 Main Street, Ansonia, CT 06401
BRIDGEPORT in Shaws Supermarket
500 Sylvan Avenue, Bridgeport, CT 06610
MERIDAN in ShopRite Supermarket
533 South Broad Street, Meridan, CT 06450
MILFORD in ShopRite Supermarket
157 Cherry Street, Milford, CT 06460
NEWTOWN in Big Y Supermarket
6 Queen Street, Newtown, CT 06470
WATERBURY in ShopRite Supermarket
650 Wolcott Street, Waterbury, CT 06705
WEST HAVEN in ShopRite Supermarket
1131 Campbell Avenue, West Haven, CT 06516
CFS INSURANCE LOCATIONS
Centereach
2100 Middle Country Road, Centereach, NY 11720
Holbrook
941 Main Street, Holbrook, NY 11741
Huntington
850 East Jericho Turnpike, Huntington, NY 11743