Form 10-K/A, Exhibit 13
period 1999-12-31
HAVEN BANCORP INC
filed 2000-10-12
CIK 900741

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

NON-INTEREST EXPENSE
Non-interest expense increased by $12.2 million, or 17.4%, from $70.0 million in 1998 to $82.2 million in 1999. The increase was primarily attributable to compensation and benefit expenses, which increased by $7.8 million, or 21.0%, from $36.9 million in 1998 to $44.7 million in 1999. Occupancy and equipment expenses increased by $2.0 million, or 18.0%, to $13.0 million in 1999 from $11.0 million in 1998. Federal deposit insurance premiums increased by $195,000, or 22.4%, due to the growth in deposits. Data processing expenses increased by $0.7 million, or 26.0%, to $3.4 million in 1999 from $2.7 million in 1998, due primarily to the continued growth of the in-store banking program. Other expenses totaling $20.3 million in 1999, experienced a net increase of $1.8 million, or 9.8%, from $18.5 million in 1998. Other expenses consist primarily of costs associated with telephone, stationary, postage and delivery, consulting, amortization of goodwill and other general and administrative expenses. The increases in these expenses were primarily due to the continued growth of the in-store banking program, including the addition of six new branches, and a full year of operations of CIA and CFS Mortgage.

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

Federal deposit insurance premiums increased by $134,000, or 18.2%, from $736,000 in 1997 to $870,000 in 1998, due to the increase in insurable deposits as a result of the in-store banking expansion. Data processing expenses increased by $1.4 million, or 112%, to $2.7 million in 1998 from $1.3 million in 1997, due to the in-store banking expansion and the increase in the number of transactions processed. Other non-interest expenses increased by $5.6 million, or 43.3%, from $13.0 million in 1997 to $18.5 million in 1998 primarily as a result of the in-store banking expansion. Advertising and promotion expense increased by $1.1 million, or 64.7% from $1.7 million in 1997 to $2.8 million in 1998. Other items that contributed to the increase in other non-interest expense were telephone expenses, which increased by $925,000, stationary, printing, and office supply expenses, which increased by $570,000, and ATM transaction expenses, which increased by $540,000. These increases were directly related to the in-store banking expansion and the increase in the Bank's residential lending operations. Amortization of goodwill increased by $710,000, primarily as a result of the acquisition of IMI. The balance of the increase in other non-interest expenses were generally related to the Bank's in-store branch expansion and the expansion of the residential lending operations as a result of the acquisition of IMI. These increases were partially offset by a $1.2 million reduction in non-performing loan expense due to the recapture of reserves established for the bulk sales on REO and non-performing loans in 1994. The increase in non-interest expense was partially offset by a $344,000 decrease in REO operations, net.


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
               CONSOLIDATED STATEMENTS OF INCOME

                                  Years Ended December 31,
(Dollars in thousands,
 except per share data)           1999     1998     1997
Interest income:
Mortgage loans                $ 116,409   96,146   75,266
Other loans                       3,004    3,303    3,220
Mortgage-backed securities       50,854   42,040   32,755
Money market investments            142      186      343
Debt and equity securities       13,454   10,010   14,722
Total interest income           183,863  151,685  126,306
Interest expense:
Deposits:
    Savings accounts             19,665   12,415    9,338
    NOW accounts                  1,674    1,364    1,130
    Money market accounts         1,833    2,041    1,823
    Certificate accounts         52,269   49,965   39,309
Borrowed funds                   37,465   27,991   22,800
Total interest expense          112,906   93,776   74,400
Net interest income before
  provision for loan losses      70,957   57,909   51,906
Provision for loan losses         3,625    2,665    2,750
Net interest income after
  provision for loan losses      67,332   55,244   49,156
Non-interest income:
Loan fees and servicing income    2,740    1,627    3,110
Mortgage banking income           3,734    3,000      -
Savings/checking fees            15,747    9,822    5,478
Net gain (loss) on sales of
  interest-earning assets           750    2,926       (5)
Insurance, annuity and mutual
  funds fees                      8,259    5,874    3,758
Other                             3,138    2,596    1,571
Total non-interest income        34,368   25,845   13,912
Non-interest expense:
Compensation and benefits        44,687   36,935   24,251
Occupancy and equipment          12,988   11,005    6,334
Real estate owned operations, net  (220)       8      352
Federal deposit insurance
  Premiums                        1,065      870      736
Data processing                   3,410    2,707    1,277
Other                            20,300   18,488   12,897
Total non-interest expense       82,230   70,013   45,847
Income before income tax expense 19,470   11,076   17,221
Income tax expense                6,863    2,926    6,138
Net income                      $12,607    8,150   11,083
Net income per common share:
    Basic                       $  1.44     0.95     1.32
    Diluted                     $  1.38     0.89     1.24

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

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is estimated based on a periodic analysis of the loan portfolio in accordance with SFAS No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by
Creditors for Impairment of a Loan," and reflects an amount which, in management's judgement, is adequate to provide for losses inherent to the loan portfolio. In evaluating the portfolio, management takes into consideration numerous factors, such as present risks inherent in the loan portfolio, loan growth, prior loss experience, current economic conditions and periodic examinations conducted by regulatory agencies. While management uses available information to estimate probable loan losses, future additions to the allowance may be necessary based on adverse changes in economic conditions.

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

5.  ALLOWANCE FOR LOAN LOSSES
Impaired loans and related reserves have been identified and calculated in accordance with the provisions of SFAS No. 114. The total allowance for loan losses has been determined in accordance with the provisions of SFAS No. 5. As such, the Company has provided amounts for estimated probable losses that exceed the immediately identified losses associated with loans that have been deemed impaired. Provisions have been made and reserves established accordingly, based upon experience and expectations, for losses associated with the general population of loans, specific industry and loan types, including residential and consumer loans which are not subject to the provisions of SFAS No. 114.

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